SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

HSBC Holdings plc
42nd Floor, 8 Canada Square,
London E14 5HQ,
England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Report on Form 6-K with respect to our Interim Financial Statements and Notes thereon for the six-month period ended June 31, 2006, other than page 149 thereof, is hereby incorporated by reference in the following HSBC Holdings plc registration statements: file numbers 333-10474, 333-92024, 333-102027, 333-103887, 333-104203, 333-109288, 333-113427, 333-127327, 333-126531 and 333-135007.

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H S B C  H O L D I N G S  P L C

Interim Report 2007

Headquartered in London, HSBC is one of the largest banking and financial services organisations in the world. Its international network comprises over 10,000 properties in 83 countries and territories in Europe; Hong Kong; Rest of Asia-Pacific, including the Middle East and Africa; North America and Latin America.

With listings on the London, Hong Kong, New York, Paris and Bermuda stock exchanges, shares in HSBC Holdings plc are held by about 200,000 shareholders in over 100 countries and territories. The shares are traded on the New York Stock Exchange in the form of American Depositary Shares.

HSBC provides a comprehensive range of financial services to more than 125 million customers through four customer groups and global businesses: Personal Financial Services (including consumer finance); Commercial Banking; Corporate, Investment Banking and Markets; and Private Banking.

1	Supplementary contents are provided on the referenced pages.

Certain defined terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’ means HSBC Holdings together with its subsidiaries. Within this document, the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary and preference shares classified as equity.

The Interim Report 2007 of HSBC Holdings has been prepared in accordance with the requirements of English law, and liability in respect thereof is also governed by English law. In particular, the liability of the Directors for these reports is solely to HSBC Holdings. HSBC’s interim Financial Statements and Notes thereon, as set out on pages 132 to 155, have been prepared in accordance with International Accounting Standard (‘IAS’) 34 ‘Interim Financial Reporting’. HSBC prepares its annual consolidated financial statements in accordance with International Financial Reporting Standards (‘IFRSs’) as endorsed by the European Union (‘EU’). At 30 June 2007, there is no difference between IFRSs as endorsed by the EU and IFRSs as issued by the International Accounting Standards Board (‘IASB’) in terms of their application by HSBC.

HSBC uses the US dollar as its presentation currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts its business. Unless otherwise stated, all figures are presented in this document on a consolidated basis.

When reference is made to ‘underlying’ or ‘underlying basis’ in tables or commentaries, comparative information has been expressed at constant currency (see page 3) and adjusted for the effects of acquisitions and disposals.

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H S B C  H O L D I N G S  P L C

Financial Highlights

For the half-year

•	Total operating income up 23 per cent to US$42,092 million (US$34,334 million in the first half of 2006).

•	Group pre-tax profit up 13 per cent to US$14,159 million (US$12,517 million in the first half of 2006).

•	Profit attributable to shareholders of the parent company up 25 per cent to US$10,895 million (US$8,729 million in the first half of 2006).

•	Return on average invested capital of 18.4 per cent (17.2 per cent in the first half of 2006).

•	Earnings per share up 22 per cent to US$0.95 (US$0.78 in the first half of 2006).

Dividends and capital position

•	Tier 1 capital ratio of 9.3 per cent and total capital ratio of 13.2 per cent.

•	Second interim dividend for 2007 of US$0.17 per share which, together with the first interim dividend for 2007 of US$0.17 per share already paid, represents an increase of 13 per cent over the first and second interim dividends for 2006.

Cautionary statement regarding forward-looking statements

This Interim Report 2007 contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC’s expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. For example, certain of the market risk disclosures, some of which are only estimates and, therefore, could be materially different from actual results, are dependent on key model characteristics and assumptions and are subject to various limitations. Certain statements, such as those that include the words ‘potential’, ‘value at risk’, ‘estimated’, ‘expects’, ‘anticipates’, ‘objective’, ‘intends’, ‘plans’, ‘believes’, ‘estimates’, and similar expressions or variations on such expressions may be considered ‘forward-looking statements’.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission (‘SEC’) on Form 20-F, Form 6-K, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. Forward-looking statements speak only as of the date they are made, and it should not be assumed that they have been reviewed or updated in the light of new information or future events. Trends and factors that are expected to affect HSBC’s results of operations are described in the ‘Business Review’, the ‘Financial Review’, and ‘The Management of Risk’. A more detailed cautionary statement is given on pages 4 and 5 of the Annual Report and Accounts 2006.

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H S B C  H O L D I N G S  P L C

Financial Highlights (continued)

Profitability and balance sheet data
	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

For the period
Total operating income	42,092	34,334	35,736
Profit before tax	14,159	12,517	9,569
Profit attributable to shareholders of the parent company	10,895	8,729	7,060
Dividends	(6,192)	(5,270)	(3,499)
At the period-end
Total equity	126,491	107,370	114,928
Total shareholders’ equity	119,780	101,381	108,352
Capital resources[1]	137,042	116,636	127,074
Customer accounts	980,832	833,742	896,834
Total assets	2,150,441	1,738,138	1,860,758
Risk-weighted assets	1,041,540	872,893	938,678

	US$	US$	US$
Per ordinary share
Basic earnings	0.95	0.78	0.62
Diluted earnings	0.94	0.77	0.62
Dividends	0.53	0.46	0.30
Net asset value at period end	10.10	8.71	9.24

Capital and performance ratios (annualised)
	%	%	%
Capital ratios
Tier 1 capital	9.3	9.4	9.4
Total capital	13.2	13.4	13.5
Performance ratios
Return on average invested capital[2]	18.4	17.2	12.8
Return on average total shareholders’ equity[3]	19.1	18.1	13.4
Post-tax return on average total assets	1.19	1.12	0.88
Post-tax return on average risk-weighted assets	2.30	2.21	1.65
Credit coverage ratios
Loan impairment charges as a percentage of total operating income	15.0	11.3	18.6
Loan impairment charges as a percentage of average gross customer advances	1.53	1.04	1.73
Total impairment allowances outstanding as a percentage of impaired loans at period end	98.4	92.5	98.5
Efficiency and revenue mix ratios
Cost efficiency ratio[4]	48.3	50.1	52.5
As a percentage of total operating income:
– net interest income	43.3	48.7	49.7
– net fee income	24.9	24.4	24.6
– net trading income	13.1	12.4	11.1
Financial ratio
Average total shareholders’ equity to average total assets	5.9	5.9	6.1

1	Capital resources are total regulatory capital, the calculation of which is set out on page 127.
2	The definition of return on average invested capital and a reconciliation to the equivalent Generally Accepted Accounting Principles (‘GAAP’) measures are set out on page 92.
3	The return on average total shareholders’ equity is defined as profit attributable to shareholders of the parent company divided by average total shareholders’ equity.
4	The cost efficiency ratio is defined as total operating expenses divided by net operating income before loan impairment charges and other credit risk provisions.

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Share information
	At	At	At
	30 June	30 June	31 December
	2007	2006	2006

US$0.50 ordinary shares in issue (million)	11,713	11,481	11,572
Market capitalisation (billion)	US$215	US$202	US$212
Closing market price per ordinary share:
– London	£9.15	£9.52	£9.31
– Hong Kong	HK$142.50	HK$136.10	HK$142.40
Closing market price per American Depositary Share (‘ADS’)[1]	US$91.77	US$88.35	US$91.65

	Over 1 year	Over 3 years	Over 5 years
HSBC total shareholder return to 30 June 2007[2]	101.2	129.1	156.6
Benchmarks:
FTSE 100[3]	117.1	163.8	168.5
MSCI World[4]	124.2	161.4	197.2

1	Each ADS represents five ordinary shares.
2	Total shareholder return is defined on page 282 of the Annual Report and Accounts 2006.
3	The Financial Times-Stock Exchange 100 Index.
4	The Morgan Stanley Capital International World Index.

Constant currency

Constant currency comparatives for the half-years to 30 June 2006 and 31 December 2006, used in the 2007 commentaries, are computed by retranslating into US dollars:

•	the income statements for the half-years to 30 June 2006 and 31 December 2006 of non-US dollar branches, subsidiaries, joint ventures and associates at the average rates of exchange for the half-year to 30 June 2007; and

•	the balance sheets at 30 June 2006 and 31 December 2006 for non-US dollar branches, subsidiaries, joint ventures and associates at the rates of exchange ruling at 30 June 2007.

No adjustment has been made to the exchange rates used to translate foreign currency denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates.

When reference is made to ‘constant currency’ or ‘constant exchange rates’ in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

Growth in operating income and costs

Half-year to 30 June 2007 compared with the half-year to

	30 June 2006		31 December 2006
		Constant		Constant
		currency on		currency on
	As	an underlying	As	an underlying
	reported	basis	reported	basis
	%	%	%	%

Growth in net operating income before loan impairment charges and other credit risk provisions	20	15	16	13
Growth in total operating expenses	15	10	7	4

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H S B C  H O L D I N G S  P L C

Group Chairman’s Statement

HSBC produced record results for the first half of 2007, delivering profit before tax of US$14.2 billion, up 13 per cent, and earnings per share of US$0.95, up 22 per cent.

The Directors have approved a second interim dividend of US$0.17 per share, which will be payable on 4 October 2007 with a scrip alternative, in accordance with our planned schedule of quarterly dividends.

The results were driven by excellent performances across Asia, and in Corporate, Investment Banking and Markets (‘CIBM’) and Commercial Banking, which offset the impact of higher consumer finance impairment charges in the US and a challenging environment for our Personal Financial Services business in Europe.

Our results benefited from two specific items. First, we recognised a gain of US$1 billion in attributable profit, as a result of the dilution of our holdings in our mainland China associates. Excluding this exceptional gain, profit before tax rose by 5 per cent and attributable profit by 13 per cent. Second, our effective tax rate was unusually low at 18.7 per cent in this period. The following comments exclude the impact of the dilution gain.

Revenues grew by US$5.2 billion, or 16 per cent, against cost growth of US$2.5 billion, or 15 per cent, contributing to an improved cost-efficiency ratio of 49.7 per cent.

Asia drove profit growth, with Hong Kong ahead by 25 per cent and Rest of Asia-Pacific by 37 per cent. Latin America and Europe delivered results ahead of the prior year period by 16 per cent and 13 per cent, respectively. As expected, North

America was lower by 35 per cent as a consequence of higher impairment reserves. It is worth noting that our results for the first half of 2006 benefited from exceptionally low impairment charges in the US as a result of changes in US bankruptcy law.

At a customer group level, Commercial Banking delivered pre-tax profits 20 per cent ahead of last year, and both CIBM and Private Banking were at least 30 per cent ahead. Our Personal Financial Services businesses in Asia also delivered very strong results, with pre-tax profits 38 per cent ahead of the interim stage last year. However, pre-tax profits in Personal Financial Services as a whole declined by 20 per cent overall compared with the first half of 2006, owing to challenging conditions in the UK and to the weaknesses we have already highlighted in our US correspondent mortgage business. The actions taken to restructure and manage down our exposure in this business are progressing well. The charge for impairments was lower than in the second half of last year and, importantly, was in line with our expectations.

Within these results, the Group’s Insurance operations made a significant contribution and we see insurance as a growth opportunity for the future.

From a strategic perspective, these results illustrate the value we are creating from our position as the world’s largest and most profitable international emerging markets bank, and from our unique global reach which allows us to act as a bridge between developed and developing markets for our customers.

The strong growth we achieved in operating revenues reflects our focus on seeking out growth markets and has allowed us to continue to invest in organic expansion while maintaining a strong capital position and growing dividends to shareholders.

Average invested capital rose by US$17 billion as we pursued expansion opportunities around the world. Our tier one capital ratio remained strong at 9.3 per cent. We see this as a competitive advantage, particularly in the current economic environment, and in light of the opportunities we see to deploy this capital within our businesses.

In an increasingly globalised world, the success we have reported today is supported by the integrity that is part of our global brand, and which we believe constitutes a distinct competitive advantage. In less than a decade, we have made ‘HSBC’ the 23rd most valuable brand in the world, according to Interbrand, and we are the fastest growing financial services brand. We will continue to invest in developing our brand and the experience it promises

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for the customers and communities we serve around the world. We will also extend our brand to new markets and new business streams.

As I set out earlier this year, we are refocusing our business to make the most of the opportunities presented by three major trends that are reshaping the world economy. First, emerging markets are growing faster than mature economies. Second, world trade is growing significantly faster than world GDP. Third, longevity is increasing around the world.

As a result, we have positioned our business so that it is broadly balanced between Asia, Latin America, the Middle East and other developing economies, and slower-growing developed economies. As the world economy evolves, and trade and investment flows from and into emerging markets expand, HSBC has an excellent platform for growth. It is the linkages between our business operations across 83 countries and territories which deliver unique revenue opportunities and a distinctive competitive position. Increasing longevity is also creating opportunities to grow our insurance and retirement businesses. All these factors contributed to the growth we delivered in the first half of 2007.

I want to thank all my colleagues for their contribution to these results. Our progress is clear evidence of the value we are delivering through our strategy of joining up the company for our customers, our shareholders and our people.

As the world’s local bank, our responsibilities extend beyond how successfully we run our business. Climate change is one of the most significant issues of our time, which is why we announced in May the US$100 million HSBC Climate Partnership, working with four world-class organisations to support initiatives by individuals, businesses and governments around the world to address this issue. I am also delighted that Sir Nicholas Stern – author of the Stern Report on the economics of climate change – has agreed to become an adviser on economic development and climate change to HSBC.

Outlook

The world economy remains remarkably buoyant. There is growing evidence of economic decoupling, with US weakness not constraining economic activity elsewhere. Even in the US, which faces considerable housing and sub-prime-related difficulties, consumer spending has remained encouragingly robust and the labour market has been firm. The financial markets continue to enjoy record levels of activity, though muted in the past couple of months by nervousness about credit markets, and more sophisticated product structuring and risk management services are enabling the diversification and spread of risk on an unprecedented scale. This buoyancy is supporting economic activity.

We estimate that global growth this year will be close to last year’s 3.8 per cent. We believe emerging markets will remain particularly strong, stimulating global demand for capital goods, providing an economic boost to Germany, Japan and other major exporters. The weakness in the housing market is likely to hold back US growth for 2007, which may be as low as 2 per cent.

There are risks, however. Excess liquidity in global financial markets could lead to further asset price dislocation. Perceptions of risk can change very rapidly, affecting both credit spreads and liquidity, and history shows that when market participants simultaneously seek to adjust risk exposures, market instability can follow. Among the potential triggers are higher global interest rates with a return to higher inflation, moves towards protectionism and greater spillover effects from US housing market weakness. HSBC has always emphasised balance sheet strength to maintain strong liquidity and a sound capital base to take advantage of opportunities that arise in such circumstances. We remain cautious in our risk appetite.

Our strategy is clear. We have well diversified earnings by both geography and customer. Our distribution network provides compelling opportunities for serving our customers around the world. We will continue to improve both customer experience and operating efficiency through technology, especially in our direct channels. The outlook for HSBC is buoyed by our expectation of continuing strong growth in our developing markets businesses and their greater linkages internationally. We are on a journey with great opportunities to build on our strong current position, and I look forward to reporting our future progress.

Stephen Green, Group Chairman
30 July 2007

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H S B C  H O L D I N G S  P L C

Group Chief Executive’s Review

Our first half results demonstrate sustainable growth and significant progress in working through the challenges of sub-prime lending, whilst also unlocking real value from our world-class distribution network through ‘Joining up the company’.

The world’s largest and most profitable international emerging markets bank

Our emerging markets operations continue to perform exceptionally well. We prioritise investment in growing these businesses organically and we continue to extract value from strategic investments. This month our integration of Grupo Banistmo continued as we rebranded operations to HSBC in five Latin American countries.

We have a strong presence in the world’s most dynamic economies. In the BRIC countries – forecast to account for 40 per cent of world growth by 2025 – we are the largest international bank in mainland China, the second largest and growing impressively in India, and the third largest in Brazil. In Russia, we received a banking licence in May to start retail banking activities.

Joining up the company for our customers

The breadth of our international network means we can offer our customers compelling global propositions that cannot be matched by purely domestic or regional competitors. Increasingly, we are joining up our businesses for our customers across borders and across businesses. Our Corporate, Investment Banking and Markets (‘CIBM’) business achieved record results for the period by successfully executing its emerging markets-led and financing-focused strategy. Our Commercial Banking business also grew strongly as customers benefited from our international orientation and the direct channels we are building for them.

Personal Financial Services’ profit before tax declined by 20 per cent, largely as a consequence of our experience with sub-prime correspondent mortgages in the US and weakness in the UK. Meanwhile in Asia, pre-tax profit grew by 38 per cent.

We are increasingly connecting this business globally and in May rolled-out in 35 countries our market-leading Premier proposition – a signature account for international HSBC Premier customers. First indications are encouraging and there is an opportunity to gain significant global market share in this valuable segment. We believe that, over time, we will add four million new mass-affluent customers.

Private Banking achieved very strong results and continued to leverage closer links with other customer groups, particularly Commercial Banking, generating almost US$2 billion in total client assets from referrals. When our investment business recently launched the first multi-manager Chinese equity fund in Hong Kong, we were able to raise over US$1 billion from our retail and private banking customer base in the region.

We also benefit from the ability to deliver global world-class propositions for our customers through the effective use of our technology. By building core systems for use across the Group, we can share the development and support costs across our operations, close down old systems, and share best practice in sales and service.

In our cards business, the introduction of our Whirl global credit card platform across the world, which now services 86 million accounts across 16 countries, has allowed us to improve services for our card customers and to cut our IT costs per account by 16 per cent. We are adding 40,000 credit card customers to the system each day.

We are also introducing a new personal and business internet platform across the Group. This has been implemented in 25 countries so far. Internet sales have risen 68 per cent compared to the first half of 2006. The new infrastructure is allowing us to launch new services, including direct banking. Following earlier successes in the US and Taiwan, HSBC Direct, our online direct banking and savings proposition, was launched in South Korea and Canada during the first half of 2007. In Asia, the

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service has attracted over 120,000 customers, with total savings balances exceeding US$900 million. The US business has continued to perform strongly; online savings balances have now reached US$12 billion with over 225,000 new accounts added this year. One of the compelling features of the HSBC Direct model is that it allows us to attract new customers who we do not reach through our existing channels. We continue to develop the HSBC Direct model, with a view to rolling it out in other markets.

In Latin America, we are introducing HSBC’s systems into the newly acquired Grupo Banistmo companies, starting with Panama. We are also implementing HSBCnet throughout Latin America to provide a full cash management system across the region.

Number one international bank in Asia

We produced record results in Asia. Profit before tax grew impressively in all our major markets, with our operations in Hong Kong up by 25 per cent, our businesses in mainland China by 69 per cent, in India by 39 per cent, in Indonesia by 115 per cent, in Malaysia by 13 per cent and in Singapore by 44 per cent.

Hong Kong produced very strong results. As a result of its leading position in wealth management, our business there was well-positioned to benefit from the buoyant stock market activity during the period and the steady flow of mainland China companies listing on the Hong Kong Stock Exchange. We also continued to leverage our position as the leading financial institution in Hong Kong in trade finance and in insurance. Increased foreign investment through Hong Kong into mainland China boosted Hong Kong’s services and property sectors, and provided further opportunities for HSBC to generate revenue growth.

Strong domestic interest in stock market investments within mainland China also encouraged listings on the Shanghai Stock Exchange during this period, and our three associates, Bank of Communications, Ping An Insurance and Industrial Bank, all successfully raised new capital. The resulting dilution of our interests was considerably less than our share of the new monies raised, and our results reflect aggregate gains at the attributable profit level of some US$1 billion, or US$0.09 per share, which should be regarded as exceptional.

We reinforced HSBC’s position as the leading international bank in mainland China. Our domestic operations in mainland China, following local incorporation, grew strongly, with deposit and asset growth of over 50 per cent and 26 per cent respectively, compared with the same period last year. Pre-tax profits grew by 69 per cent to US$473 million. We added seven outlets to what is already the largest international branch network and recruited over 800 new staff to support business growth.

In India, strong performance in CIBM drove the 39 per cent rise in profit before tax. We significantly expanded our customer base and continued to invest heavily in growing our business organically, particularly in consumer finance, while maintaining a largely unchanged cost efficiency ratio at 55 per cent.

In Indonesia, where we are also investing in developing our consumer finance business and opened 20 new outlets in the period, profit before tax grew 115 per cent to US$58 million. In Vietnam, a market with great long-term potential, we agreed to increase our stake in Techcombank and we are also growing our own business rapidly there. We grew profit before tax by 117 per cent to US$21 million in the first half, and increased headcount by a third.

Across Asia as a whole, our Commercial Banking business performed very well, thanks in part to our success in growing the customer base. Commercial Banking customers in Asia have increased by 6 per cent in the past year, with particularly strong growth in mainland China and South Korea.

Our success in Asia is being driven in large part by our success in joining up the Group to leverage skills transfer and international reach. In particular, in our investment business, our Asian operations are capturing the leading share of securities services revenues from custody and administration for international funds groups. Reciprocally, we are producing developing market products, both for our own asset management group and for third parties to distribute in the developed world. Similar linkages exist in capital markets activities, remittance services, cross-referral of commercial customers transacting overseas and in consumer finance expansion throughout Asia.

Integration and development in Latin America on track

Profit before tax for Latin America grew by 16 per cent. From a handful of offices a decade ago to some 4,000 in the region today, our operations now account for 8 per cent of Group profit. We are one of the largest international banks in the region, and we continue to develop our businesses in our major

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H S B C  H O L D I N G S  P L C

Group Chief Executive’s Review (continued)

markets in Mexico, Brazil, Argentina and now across Central America. This was the first complete half-year contribution from Grupo Banistmo, the leading bank in Central America, following its acquisition in 2006. Pre-tax contribution of US$49 million was in line with our expectations and integration is proceeding well.

Improved credit performance in Brazil, coupled with strong asset growth, contributed to a rise in pre-tax profit of 43 per cent. Growth in secured lending and invoice financing has set the scene for sustained revenue growth, and insurance sales in the existing customer base were also stronger.

Revenue growth in Mexico remained strong at just over 23 per cent as we improved market share. We have built a highly successful business in the last five years, which has already returned profits in excess of our total investment. In the first half of 2007, customer acquisition grew at a higher rate than forecast, and related costs affected profits through a rise in provisions which largely offset the expansion in revenues. HSBC in Mexico continued to build market share with credit cards, Tu Cuenta packaged accounts and Premier accounts all growing by over 45 per cent compared with the previous year.

In Argentina, the successful integration of Banca Nazionale del Lavoro, a well-timed acquisition in May 2006, contributed to a 14 per cent rise in pre-tax profits to US$95 million. Once again CIBM, working with local management, helped HSBC in Argentina maintain leading positions in foreign exchange and trade services for multinational companies operating there.

Benefiting from organic growth in the Middle East

Our Middle East businesses, excluding Saudi Arabia, grew strongly, with profit before tax up by 31 per cent. Our operations in the United Arab Emirates and in Egypt performed well as the region expanded its infrastructure development and its outward investment, supported by sustained high oil prices.

Commercial Banking enjoyed higher revenues as a result of the region’s high growth and increased trade flows. High liquidity in the region and demand from institutional customers led to strong sales of structured derivatives and other products in CIBM.

The rollout of additional branches and customer service units, the expansion of the direct sales force and sales of Premier products drove increased personal customer numbers and higher revenues.

The contribution from Saudi Arabia was, however, lower as the stock market declines which occurred in the second half of last year dampened market activity in the first half of 2007.

Europe: investing in emerging markets and strong returns from UK Commercial Banking

Within emerging Europe, profits in Turkey grew by 34 per cent, even as we opened 25 new branches and installed 101 ATMs to develop our retail platform. Further expansion is planned for the second half of the year. We obtained a licence to begin retail business in Russia, where we aim to open over 35 branches in the next three years.

We intend to expand our operations in Poland, the Czech Republic and Slovakia for personal customers, and we are looking at other markets in Central and Eastern Europe. We will also be opening more branches in Armenia, expanding in Kazakhstan, and we have applied for a licence to begin operations in Georgia.

In continental Europe, our French operations were strongly ahead of the comparable prior period, with profits growing by US$219 million, driven by CIBM revenue growth.

UK Commercial Banking continued to perform well. Profit before tax rose by 18 per cent, our customer base expanded, and we are now the bank most recommended by our start-up customers. Investment in technology is improving customer service and productivity; the successful positioning of Business Direct has attracted over 40,000 customers since its launch in September 2006, of which 60 per cent are new to the Group.

Our Personal Financial Services business in Europe was, however, 34 per cent down on the comparable period in 2006. This was largely due to two factors. First, a deliberate reduction in credit exposure to sectors whose pricing, in our view, inadequately reflects risk. Second, the impact in the UK of unauthorised overdraft fee refunds, which increased our costs by US$236 million. This is an industry-wide issue and the size of the refunds that we have made demonstrates our commitment to treating our customers in a fair and transparent manner. Indeed, we very much welcome the agreement with the Office of Fair Trading to take the case to court to achieve legal clarity and a resolution for our customers and our business. In Group terms, our Personal Financial Services business in the UK typically represents less than 7 per cent of our worldwide profits.

Nevertheless, this remains a highly challenging operating environment. We continue to focus on customer acquisition and retention, and we see

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growth opportunities in wealth management and insurance to counterbalance the challenges posed by competition and regulation for current account pricing.

We grew strongly in packaged fee-based accounts, in Premier accounts, and in retail savings products, which helped to offset the reduction in lending margin. Average savings balances increased by 14 per cent in the first half to US$83 billion. In First Direct we have the UK’s most recommended bank – for every one of the 15 years the measure has existed – and we will learn from its expertise as we build direct channels around the world.

Good progress in managing down the mortgage services portfolio in North America

Within North America, our Canadian and Bermudian businesses grew pre-tax profits by 22 per cent and, although our US businesses were 43 per cent below the pre-tax performance achieved in the first half of 2006, they recovered strongly against the second half of last year, delivering pre-tax profits of US$1.8 billion – an improvement of US$1.5 billion.

This recovery in profitability reflected the success of the steps we have taken to manage loss exposure within the correspondent channel mortgage business. There was no significant change to the levels of loan impairment reserves established at the end of last year. Credit impairment charges in mortgage services in the half year were US$760 million and we wrote off loans of US$715 million against allowances already raised. As a result our impairment allowances remained largely unchanged at US$2.1 billion. We have stopped underwriting sub-prime mortgages within the mortgage services correspondent business, centralised collection activities at one centre for the most at-risk customers, made management changes in key accountabilities, and put in place a proactive calling programme to reach out to customers facing interest rate resets in the coming months. In contrast to many lenders, we are able to manage these relationships directly because we own the loan and the servicing. This means that we can have a more positive dialogue with customers and can actively manage our portfolio in this challenging environment. Since we started the contact programme at the end of 2006, we have contacted 19,000 customers, and have modified the loans for over 5,000 of them, benefiting both our customers and our business.

With the benefit of a resilient US economy, we have managed down the mortgage services exposure to US$41.4 billion, a reduction of some US$8 billion from the beginning of the year, a trend we hope to continue in the second half. We have also managed down the value of resets in the mortgage services portfolio due in the second half by almost a quarter to US$5.3 billion.

The remaining US consumer finance businesses continued to meet expectations, led by branch-based consumer lending. There is growing evidence that the reduction of capacity in the sub-prime mortgage industry, coupled with curtailment of most of the structured ‘affordability’ products offered, is leading to more disciplined underwriting and pricing across the industry. This is reducing acquisition costs and improving customer retention. As a result, our US consumer finance revenues were 2 per cent and 5 per cent higher compared with the first and second halves of 2006, respectively.

In our US retail bank, we continued to expand beyond residential mortgage lending. We are growing our branch network in California, Connecticut, New Jersey, Florida and the Metro DC Area, and continuing to roll out HSBC Direct, our highly successful online business.

Record results in CIBM reflecting focus on emerging markets and financing

Our strategy of positioning our CIBM business as emerging markets-led and financing-focused is paying off, with profits growing by 32 per cent to a new high of US$4 billion. Asian (including Middle Eastern) and Latin American operations contributed 49 per cent of CIBM’s pre-tax profits in the first half of 2007.

In Asia, success in financing and providing structuring and hedging solutions for the growing investment flows into and from the region, together with growth in traditional foreign exchange and securities activities, delivered an additional US$479 million of pre-tax profits, a rise of 36 per cent. Europe also achieved strong growth as CIBM’s product hubs in London and Paris delivered a full spectrum of products both within Europe and to the global HSBC network.

Especially encouraging was the growing number of notable mandates in sizeable cross-border financing transactions which leveraged HSBC’s presence in both countries. These included: Saudi Basic Industries Corp.’s US$11.6 billion acquisition of GE Plastics; Singapore Telecommunications Ltd.’s US$758 million acquisition of 30 per cent of Warid Telecom (Pvt) Ltd. of Pakistan; National Titanium Dioxide Co. of Saudi Arabia’s US$1.2 billion acquisition of Lyondell Chemical

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H S B C  H O L D I N G S  P L C

Group Chief Executive’s Review (continued)

Co.’s inorganic chemicals business in the US; and Dubai Drydocks’ S$650 million acquisition of Pan-United Marine Ltd. of Singapore.

HSBC also acted as lead arranger of financing facilities for Macquarie of £1.8 billion for the acquisition of O2 Airwave and £3.4 billion for the acquisition of National Grid Wireless.

We were pleased to be recognised in industry awards: HSBC was named global ‘Best Risk Management House’ in the Euromoney magazine 2007 Awards for Excellence. We also won global ‘Best Cash Management House’ in the Euromoney awards. In debt capital markets, HSBC ranked first in the Asian local currency Bloomberg bond league table, first in the sterling bond league table and sixth in the international bond league table.

Developing our income stream in Insurance

Less than 15 per cent of HSBC customers currently take an insurance product from us. Our insurance operations across our customer groups are making an important contribution to the Group and we believe that insurance has the potential over time to represent a fifth of Group pre-tax profits.

We have started our work towards this by strengthening the management team and launching the ‘HSBC Insurance’ brand, repositioning for growth and aiming to be a top-10 player. We are committed to the life, pensions and investments business and to working with preferred strategic partners in general insurance, and to raising the Group’s retention levels.

We announced three insurance deals in three months. In France, where we are building our life, pensions, investments and retirement services business, we acquired the remaining 50 per cent of Erisa, the life, property and casualty insurer, from our former joint venture partner, Swiss Life, for a consideration of €229 million. In the UK, HSBC Bank plans to partner with Aviva to create a joint venture under the ‘HSBC Insurance’ brand. In India, we plan to create a joint venture life insurance company – Canara HSBC Life Insurance – with Canara Bank and the Oriental Bank of Commerce. The new company will have access to the customers of both banks – 40 million people in total – and provides a platform for growth in India’s expanding life insurance market.

Global wealth creation supporting strong growth in private banking

Given the strong economic background and buoyant property and stock markets in many parts of the world, increasing wealth accumulation drove strong growth in client assets and sales of structured investment products within our private banking operations. Client assets grew by 11 per cent to reach US$370 billion. Fee revenues within the private bank were up by 15 per cent to a record US$811 million. In part, this reflected improved cooperation between our commercial bank and the private bank in terms of customer referral, and the use of our in-house structuring capabilities in CIBM to build the products demanded by the private bank’s customers.

Global credit environment

Apart from US sub-prime mortgages, the credit environment generally remained favourable globally in the first half of the year, with continuing low levels of impairment emerging across our corporate and commercial lending books. Encouragingly, more recent underwriting of unsecured personal lending in the UK has performed better, although credit impairment has remained at the elevated levels experienced in the past two years.

High levels of liquidity and demand for higher yielding debt, combined with investor appetite for higher leverage, have historically supported the restructuring of corporate balance sheets. We remain alert, however, to the probability of a change in sentiment, in particular as risk premia are rising and interest rates move on an upward trend across much of the world.

A clear way forward

The management team has a clear strategy to execute and we have produced strong results for the half-year. We will build on these results during the rest of the year. We are focused on growing revenues by joining up the company for the benefit of our customers. We are intent on slowing cost growth by using technology to re-engineer our processes in a meaningful way. We believe there is great potential to unlock further value from HSBC and we aim to do precisely that.

Michael Geoghegan, Group Chief Executive
30 July 2007

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H S B C  H O L D I N G S  P L C

Business Review

Principal activities

HSBC is one of the largest banking and financial services organisations in the world, with a market capitalisation of US$215 billion at 30 June 2007.

Through its subsidiaries and associates, HSBC provides a comprehensive range of banking and related financial services. Headquartered in London, HSBC operates through long-established businesses and has an international network of over 10,000 properties in 83 countries and territories in five geographical regions: Europe; Hong Kong; Rest of Asia-Pacific, including the Middle East and Africa; North America; and Latin America. Within these regions, a comprehensive range of financial services is offered to personal, commercial, corporate, institutional, investment and private banking clients. Services are delivered primarily by domestic banks, typically with large retail deposit bases, and consumer finance operations.

Strategic direction

HSBC’s strategic direction is to be the world’s leading financial services company, with ‘leading’ meaning the HSBC brand is preferred to others and HSBC’s corporate character is admired, its earnings per share growth is dynamic and it holds leadership positions in selected markets. Financial success is measured in terms of earnings growth and by comparing the Group’s total shareholder return (‘TSR’) target against a weighted TSR benchmark composed of a peer group of banks.

To achieve its strategy, the Group has identified seven priorities or ‘global pillars’ that will guide the Group’s strategic initiatives in 2007 and 2008. Success in achieving the priorities will be assessed by reviewing a suite of key performance indicators. The global pillars are:

•	to exploit HSBC’s global reach by more effectively joining up the company by country, distribution channel, customer group and global business;

•	to improve its customer experience so that customers feel that HSBC is the best place to bank;

•	to invest in developing HSBC’s brand and to encourage all staff to live HSBC’s brand values in their day-to-day activities;

•	to improve staff engagement by ensuring employment policies are progressive, perceptive, responsive, respectful and fair;

•	to grow the business by focusing on deposit-taking and achieving the right balance between risk and reward;

•	to enhance working practices and use technology more effectively to make it easier for customers to do business with the Group; and

•	to clearly allocate responsibility for delivery of the above initiatives to country managers and heads of customer groups and global businesses, with Group Head Office and regional head offices providing guidance and, where appropriate, delegating authority.

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H S B C  H O L D I N G S  P L C

Business Review (continued)

Customer groups and global businesses

Summary

HSBC manages its business through two customer groups, Personal Financial Services and Commercial Banking, and two global businesses, Corporate, Investment Banking and Markets (‘CIBM’), and

Private Banking. Personal Financial Services incorporates the Group’s consumer finance businesses, reflecting their increasing integration within mainstream financial services around the world. The largest of these is HSBC Finance Corporation (‘HSBC Finance’), one of the leading consumer finance companies in the US.

Profit before tax

	Half-year to

	30 June 2007		30 June 2006		31 December 2006

	US$m	%	US$m	%	US$m	%

Personal Financial Services	4,729	33.4	5,908	47.2	3,549	37.1
Commercial Banking	3,422	24.2	2,862	22.9	3,135	32.8
Corporate, Investment Banking and Markets	4,158	29.4	3,144	25.1	2,662	27.8
Private Banking	780	5.5	600	4.8	614	6.4
Other	1,070	7.5	3	–	(391)	(4.1)

	14,159	100.0	12,517	100.0	9,569	100.0

Total assets[1]

	At 30 June 2007		At 30 June 2006		At 31 December 2006

	US$m	%	US$m	%	US$m	%

Personal Financial Services	577,402	26.9	511,552	29.4	546,568	29.4
Commercial Banking	225,763	10.5	186,195	10.7	213,450	11.5
Corporate, Investment Banking and Markets	1,220,316	56.7	940,177	54.1	994,436	53.4
Private Banking	81,916	3.8	67,643	3.9	73,026	3.9
Other	45,044	2.1	32,571	1.9	33,278	1.8

	2,150,441	100.0	1,738,138	100.0	1,860,758	100.0

For footnotes, see page 22.

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Personal Financial Services

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Net interest income	13,998	12,736	13,340
Net fee income	5,523	4,285	4,477
Trading income excluding net interest income	1	314	77
Net interest income on trading activities	92	103	117
Net trading income[2]	93	417	194
Net income from financial instruments designated at fair value	796	120	619
Gains less losses from financial investments	60	66	12
Dividend income	41	8	23
Net earned insurance premiums	3,735	2,517	2,613
Other operating income	255	343	439

Total operating income	24,501	20,492	21,717
Net insurance claims[3]	(3,605)	(1,975)	(2,390)

Net operating income[4]	20,896	18,517	19,327
Loan impairment charges and other credit risk provisions	(5,928)	(3,709)	(6,240)

Net operating income	14,968	14,808	13,087
Total operating expenses	(10,452)	(9,073)	(9,745)

Operating profit	4,516	5,735	3,342

Share of profit in associates and joint ventures	213	173	207

Profit before tax	4,729	5,908	3,549

By geographical region
Europe	604	912	997
Hong Kong	1,898	1,420	1,460
Rest of Asia-Pacific	351	205	272
North America[5]	1,488	3,017	374
Latin America[5]	388	354	446

Profit before tax	4,729	5,908	3,549

	%	%	%
Share of HSBC’s profit before tax	33.4	47.2	37.1
Cost efficiency ratio	50.0	49.0	50.4

Balance sheet data[1]
	US$m	US$m	US$m
Loans and advances to customers (net)	460,196	424,796	448,545
Total assets	577,402	511,552	546,568
Customer accounts	416,525	355,627	388,468

For footnotes, see page 22.

Business highlights

•	Pre-tax profits from Personal Financial Services were US$4,729 million, a decrease of 20 per cent compared with the first half of 2006. This was primarily caused by higher loan impairment charges in the US. Outside the US, pre-tax profits grew strongly in Hong Kong, Brazil, the United Arab Emirates and across the rest of Asia-Pacific. On an underlying basis, profit before tax was 22 per cent lower.

•	HSBC Premier, the Group’s personal banking service targeted at mass-affluent customers, was relaunched simultaneously in 35 markets in May 2007. With a new logo and bespoke look and feel, HSBC Premier offers a comprehensive and consistent proposition to affluent customers across many markets, supported by 250 International Premier Centres worldwide. By the end of June 2007, some 75,000 new customers had signed up to the service.

•	HSBC Direct, the Group’s online banking and savings proposition, was launched in South Korea and Canada during the first half of 2007, following Taiwan in September 2006 and the US a year earlier.

•	In Asia, over 120,000 customers are now using HSBC Direct with savings balances exceeding US$900 million. The HSBC Direct business in the US attracted 225,000 new customers and US$4.8 billion of balances in the first half of 2007. HSBC intends to introduce HSBC Direct in other markets in 2008.

•	The Group’s new strategic Internet Banking platform, developed to meet customer needs across all Personal Financial Services markets, was rolled out in Hong Kong, bringing the number of markets in which it is deployed to 21. The platform will continue to be rolled out to new markets over the next 18 months.

•	In the UK, 12 per cent of personal loan applications are now being completed online using a new automated personal loan system which enables approved loans to be paid into customers’ accounts within minutes of their application.

•	In Hong Kong, over four million stock trades were completed in the first half of 2007, 83 per cent of which were online. Online trades were up 98 per cent on the second half of 2006.

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H S B C  H O L D I N G S  P L C

Business Review (continued)

Commercial Banking

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Net interest income	4,286	3,515	3,999
Net fee income	1,904	1,555	1,652
Trading income excluding net interest income	121	91	113
Net interest income on trading activities	13	5	15
Net trading income[2]	134	96	128
Net income/(expense) from financial instruments designated at fair value	(24)	(40)	18
Gains less losses from financial investments	25	23	21
Dividend income	4	2	4
Net earned insurance premiums	205	128	130
Other operating income	2	126	124

Total operating income	6,536	5,405	6,076
Net insurance claims[3]	44	(42)	(54)

Net operating income[4]	6,580	5,363	6,022
Loan impairment charges and other credit risk provisions	(431)	(260)	(437)

Net operating income	6,149	5,103	5,585
Total operating expenses	(2,907)	(2,385)	(2,594)

Operating profit	3,242	2,718	2,991
Share of profit in associates and joint ventures	180	144	144

Profit before tax	3,422	2,862	3,135

By geographical region
Europe	1,236	1,076	1,158
Hong Kong	760	587	734
Rest of Asia-Pacific	597	498	536
North America[5]	477	464	493
Latin America[5]	352	237	214

Profit before tax	3,422	2,862	3,135

	%	%	%
Share of HSBC’s profit before tax	24.2	22.9	32.8
Cost efficiency ratio	44.2	44.5	43.1

Balance sheet data[1]
	US$m	US$m	US$m
Loans and advances to customers (net)	185,923	152,318	172,976
Total assets	225,763	186,195	213,450
Customer accounts	205,002	165,706	190,853

For footnotes, see page 22.

Business highlights

•	Pre-tax profit increased by 20 per cent to US$3,422 million, representing 24 per cent of Group profits. Revenue growth of 23 per cent resulted from improved income from loans and advances, fees and customer deposits. Cost growth reflected business expansion in India, mainland China and the Middle East. These figures also reflected the inclusion for the first time of Grupo Banistmo S.A.’s (‘Grupo Banistmo’) operations in Latin America. The cost efficiency ratio improved from 44.5 per cent to 44.2 per cent. On an underlying basis, pre-tax profits were 14 per cent higher than in the first half of 2006.

•	Total customer numbers rose by 3 per cent to 2.7 million, with the strongest growth in Latin America.

•	Small business banking income growth was greatest in emerging markets, with Turkey benefiting from dedicated centres opened in 2006 and Mexico from product development. In addition, strong growth in Hong Kong resulted from promotions and a buoyant market. The Hong Kong Chamber for Small and Medium Business again recognised HSBC with its Best Partner Award. In the US, HSBC’s ‘Green Campaign’ targeted new customers with a package of incentives for customers switching to online bill payments.

•	HSBC continued to develop direct channels. The number of customers actively using HSBC’s internet banking services increased by 11 per cent. In Asia, internet banking migrated to a new platform with enhanced sales capabilities. In the UK, the Business Direct proposition, launched in September 2006, attracted 22,000 new customers in the first half of 2007. Globally, the number of Commercial Banking customers using HSBCnet also grew rapidly.

•	In international business, HSBC added seven new International Banking Centres dedicated to cross-border account opening, a network that now covers 23 countries. The Global Links cross-border referral system generated 37 per cent more referrals. To support customers with cross-border operations, credit processes were further streamlined. HSBC’s trade credentials were reinforced, winning ‘Best Online Trade Finance Provider’ for the first time, and ‘Best Factor’ for the fifth successive year, in the Euromoney Trade Finance Awards for Excellence.

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Corporate, Investment Banking and Markets

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Net interest income	1,847	1,394	1,774
Net fee income	2,264	1,810	1,908
Trading income excluding net interest income	3,048	2,613	2,277
Net interest expense on trading activities	(151)	(117)	(262)
Net trading income[2]	2,897	2,496	2,015
Net income/(expense) from financial instruments designated at fair value	11	47	(27)
Gains less losses from financial investments	768	269	265
Dividend income	175	147	88
Net earned insurance premiums	46	41	32
Other operating income	529	578	800

Total operating income	8,537	6,782	6,855
Net insurance claims[3]	(38)	(31)	(31)

Net operating income[4]	8,499	6,751	6,824
Net loan impairment recoveries and other credit risk provisions	24	109	10

Net operating income	8,523	6,860	6,834
Total operating expenses	(4,479)	(3,740)	(4,251)

Operating profit	4,044	3,120	2,583
Share of profit in associates and joint ventures	114	24	79

Profit before tax	4,158	3,144	2,662

By geographical region
Europe	1,674	1,202	1,102
Hong Kong	697	477	478
Rest of Asia-Pacific	1,098	839	810
North America[5]	436	349	74
Latin America[5]	253	277	198

Profit before tax	4,158	3,144	2,662

	%	%	%
Share of HSBC’s profit before tax	29.4	25.1	27.8
Cost efficiency ratio	52.7	55.4	62.3

For footnotes, see page 22.

Business highlights

•	Pre-tax profit increased by 32 per cent to US$4,158 million, driven by a 26 per cent rise in total operating income. Strong performance across major product lines was due to past investment in building the systems and sales infrastructure to support the continued successful delivery of HSBC’s emerging markets-led and financing-focused wholesale banking strategy. Asia and Latin America accounted for 49 per cent of profit before tax. The cost efficiency ratio improved by 2.7 percentage points, reflecting a significant acceleration of revenue growth ahead of cost growth. The increase in operating expenses was partly driven by performance- related compensation, which rose in line with the robust revenue growth. Higher operational costs also reflected volume increases, particularly in securities services and payments and cash management. On an underlying basis, pre-tax profits were 27 per cent higher than in the first half of 2006.

•	HSBC’s extensive geographical network and its recently enhanced product capabilities enabled the tailored delivery of risk management, investment, financing and other solutions to clients around the world. HSBC was named global ‘Best Risk Management House’ and ‘Best Cash Management House’ in the Euromoney 2007 Awards for Excellence. In regional Euromoney awards, HSBC was also named ‘Best Risk Management House’ in the Middle East, ‘Best FX House’ in Asia and, for the 10th consecutive year, ‘Best Risk Management House’ in Asia.

•	In Global Markets, total operating income increased by 26 per cent. The structured derivatives business gained momentum as investment in technical expertise and systems enabled HSBC to address a broader spectrum of client needs.

Foreign exchange reported gains from growth in the core business and increased customer activity, against the backdrop of a weakening US dollar. Strong gains were reported across emerging markets as HSBC continued to harness the Group’s global distribution network.

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H S B C  H O L D I N G S  P L C

Business Review (continued)

Management view of total operating income

	Half-year to

	30 June	30 June	31 December
	2007	2006[1]	2006[1]
	US$m	US$m	US$m

Global Markets	3,590	2,849	2,684
Foreign exchange	909	848	704
Credit and rates	653	694	640
Structured derivatives	765	455	419
Equities[2]	408	196	201
HSBC Securities Services	855	656	720
Global Banking	2,209	1,996	2,100
Investment banking	592	491	674
Lending	685	713	560
Payments and cash management	751	609	648
Other transaction services	181	183	218
Balance Sheet Management	521	366	347
Group Investment Businesses	636	595	471
Principal Investments	755	292	394
Other[3]	826	684	859

Total operating income	8,537	6,782	6,855

Balance sheet data[4]
Loans and advances to:
– customers (net)	241,602	203,159	210,220
– banks (net)	183,708	136,912	156,548
Total assets	1,220,316	940,177	994,436
Customer accounts	265,739	235,329	235,965
Trading assets, financial instruments designated at fair value, and financial investments	601,883	448,595	487,943
Deposits by banks	121,744	77,584	92,954

1	The comparatives have been restated to reflect the current management view. The results of HSBC Trinkaus & Burkhardt AG, previously reported in ‘Other’, are now included in the appropriate business lines above. ‘Principal Investments’ includes private equity, and HSBC Specialist Investment Ltd previously reported in Group Investment Businesses.
2	‘Equities’ includes a total gain of US$107 million from the disposal of HSBC’s investments in Euronext N.V. and the Montreal Exchange.
3	‘Other’ includes net interest earned on free capital held in CIBM not assigned to products.
4	Third party only.

Equities recorded a significant increase on the comparable period in 2006, partly driven by the strength of major stock indices. Revenue from the credit and rates business declined due to widening credit spreads. Securities services benefited from increased customer volumes in higher-value products and strong income growth in emerging markets. Assets under custody rose by 32 per cent.

•	In Global Banking, total operating income rose by US$213 million. Income from financing transactions rose partly due to higher fee income in leveraged and acquisition finance, principally in the UK. Payments and cash management delivered a strong performance across most regions, driven by growth in client deposits.

HSBC’s strong focus on emerging markets and financing was highlighted by several notable transactions, including cross-border investment banking mandates for Singapore Telecommunications’ US$758 million acquisition of a 30 per cent stake in Warid Telecom of Pakistan; National Titanium Dioxide of Saudi Arabia’s S$1.2 billion acquisition of Lyondell Chemical’s inorganic chemicals business in the US; and Dubai Drydocks’ S$650 million acquisition of Pan-United Marine of Singapore.

HSBC acted as lead arranger of US$9.2 billion of facilities for the acquisition of GE Plastics by Saudi Basic Industries; €2.25 billion of facilities backing the acquisition of Mölnlycke Health Care of Sweden by Investor AB; and facilities for Macquarie of £1.8 billion for the acquisition of O2 Airwave and £3.4 billion for the acquisition of National Grid Wireless.

In debt capital markets, HSBC ranked first in the Asian local currency bond league table compiled by Bloomberg, first in the sterling bond league table and sixth in the international bond league table. HSBC ranked sixth in the Asia (ex Japan) league table for equity initial public offerings (‘IPOs’).

•	In Balance Sheet Management, total operating income increased by 42 per cent. This was driven by a recovery in revenues in Asia.

•	Gains from realisations increased in Principal Investments as a result of an increase in the number of disposals and higher exit multiples. The structure of Principal Investments was realigned to position the business for further development.

•	Group Investment Businesses’ operating income rose by 7 per cent due to continued strong contribution from performance fees coupled with a modest growth in funds under management, mainly relating to emerging market funds. Noteworthy successes included the development of Latin American equity fund sales in Europe and Asia-Pacific, multi-manager business globally and landmark pension fund mandates won in Europe and North America.

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Private Banking

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Net interest income	567	482	529
Net fee income	811	705	618
Trading income excluding net interest income	255	209	153
Net interest income/ (expense) on trading activities	4	7	(5)
Net trading income[2]	259	216	148
Net income from financial instruments designated at fair value	–	–	1
Gains less losses from financial investments	45	28	138
Dividend income	5	4	1
Other operating income	31	25	36

Total operating income	1,718	1,460	1,471
Net insurance claims[3]	–	–	–

Net operating income[4]	1,718	1,460	1,471
Loan impairment charges and other credit risk provisions	(9)	(29)	(4)

Net operating income	1,709	1,431	1,467
Total operating expenses	(929)	(831)	(854)

Operating profit	780	600	613
Share of profit in associates and joint ventures	–	–	1

Profit before tax	780	600	614

By geographical region
Europe	493	388	417
Hong Kong	161	123	78
Rest of Asia-Pacific	56	48	32
North America[5]	60	38	76
Latin America[5]	10	3	11

Profit before tax	780	600	614

	%	%	%
Share of HSBC ’s profit before tax	5.5	4.8	6.4
Cost efficiency ratio	54.1	56.9	58.1

Balance sheet data[1]
	US$m	US$m	US$m
Loans and advances to customers (net)	37,863	31,903	34,297
Total assets	81,916	67,643	73,026
Customer accounts	91,228	76,496	80,303

For footnotes, see page 22.

Business highlights

•	Pre-tax profits grew by 30 per cent to US$780 million, as HSBC’s competitive offerings proved attractive to clients in an economic environment that continued to be conducive to wealth management services. On an underlying basis, profit before tax was 27 per cent higher than in the first half of 2006.

•	Private Banking demonstrated success in implementing HSBC’s strategy of joining up the Group and harnessing the strengths of its main businesses. Cross-referrals with other customer groups were positive, with almost US$2 billion in ‘total client assets’ referred into Private Banking, and anticipated fees for the Group from mandated deals referred by Private Banking to CIBM in the first six months of 2007 reaching US$75 million.

•	Client assets, which provide an indicator of overall Private Banking volumes and include funds under management, cash deposits and certain on-balance sheet trust assets, rose by 11 per cent, or 10 per cent on an underlying basis, compared with 31 December 2006, to reach US$370 billion.

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$bn	US$bn	US$bn

At beginning of period	333	273	305
Net new money	17	19	15
Value change	12	5	16
Exchange/other	8	8	(3)

At end of period	370	305	333

•	Many of HSBC’s competitors publish a measure of assets managed which also includes non- financial assets held off-balance sheet in client trusts. HSBC refers to this measure as total client assets and, at 30 June 2007, this amounted to US$442 billion, an 8 per cent increase since 31 December 2006.

•	Amanah Investment Solutions, a shariah (Islamic law)-compliant multi-manager fund product, was added to the successful Investment Solutions offerings.

•	Private Banking clients took up approximately one-third of the US$1.1 billion launch of HSBC’s MultiAlpha China Fund.

•	The HSBC Special Opportunities Fund, a fund of hedge funds that invests in long-term alternative strategies, raised over US$465 million.

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H S B C  H O L D I N G S  P L C

Business Review (continued)

Other

Profit/(loss) before tax

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Net interest expense	(291)	(292)	(333)
Net fee income/(expense)	(7)	25	147
Trading expense excluding net interest income	(74)	(115)	(113)
Net interest income on trading activities	25	47	35
Net trading expense[2]	(49)	(68)	(78)
Net income/(expense) from financial instruments designated at fair value	91	133	(214)
Gains less losses from financial investments	101	107	40
Gains arising from dilution of interests in associates	1,076	–	–
Dividend income	27	61	2
Net earned insurance premiums	(9)	148	59
Other operating income	1,667	1,544	1,710

Total operating income	2,606	1,658	1,333
Net insurance claims[3]	–	(101)	(80)

Net operating income[4]	2,606	1,557	1,253
Loan impairment charges and other credit risk provisions	(2)	(1)	(12)

Net operating income	2,604	1,556	1,241
Total operating expenses	(1,650)	(1,573)	(1,686)

Operating profit/(loss)	954	(17)	(445)
Share of profit in associates and joint ventures	116	20	54

Profit/(loss) before tax	1,070	3	(391)

By geographical region
Europe	43	22	(300)
Hong Kong	(186)	47	(222)
Rest of Asia-Pacific	1,242	67	220
North America[5]	(26)	(127)	(90)
Latin America[5]	(3)	(6)	1

Profit/(loss) before tax	1,070	3	(391)

	%	%	%
Share of HSBC’s profit before tax	7.5	–	(4.1)
Cost efficiency ratio	63.3	101.0	134.6

Balance sheet data[1]
	US$m	US$m	US$m
Loans and advances to customers (net)	2,517	2,033	2,095
Total assets	45,044	32,571	33,278
Customer accounts	2,338	584	1,245

For footnotes, see page 22.

Notes

•	For a description of the main items reported under ‘Other’, see footnote 6 on page 22.

•	HSBC recorded dilution gains of US$1,076 million following share offerings made in Shanghai by HSBC’s three associates: Ping An Insurance (Group) Company of China, Limited (‘Ping An Insurance’), Bank of Communications Limited (‘Bank of Communications’) and Industrial Bank Co. Limited (‘Industrial Bank’), which all successfully raised new capital. The consequent dilution of HSBC’s interests was considerably less than its share of the new monies raised, resulting in the gains recognised. For further details see Note 19 on the Financial Statements.

•	The results of the HSBC Insurance Brokers group were allocated to HSBC’s customer groups in the first half of 2007, having been reported within Other in 2006. As a consequence, net operating income before loan impairment charges and operating expenses were US$205 million and US$178 million, respectively, lower than in the first half of 2006, resulting in a US$27 million reduction in profit before tax.

•	This segment includes fair value movements of US$284 million on HSBC’s own debt in issue and related swaps. This movement is largely a consequence of higher medium to longer-term interest rates in the UK and a widening of credit spreads in North America.

•	The Group Service Centres continued to grow in the first half of 2007, their nearly 29,000 employees providing services to 40 different HSBC companies, handling on average 462,000 calls and processing 1.7 million transactions every day. The Group Service Centres provide a range of services from general processing work, telephone banking services and value-added services for analytical and financial modelling for certain lines of business. Costs rose by 32 per cent, substantially all of which were recharged to HSBC’s customer groups and global businesses. During the first half of 2007, three additional Group Service Centres became operational, with a further two under development.

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Analysis by customer group and global business

Profit/(loss) before tax and balance sheet data

	Half-year to 30 June 2007

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other[6]	elimination	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	13,998	4,286	1,847	567	(291)	(2,177)	18,230
Net fee income/(expense)	5,523	1,904	2,264	811	(7)	–	10,495
Trading income/(expense) excluding net interest income	1	121	3,048	255	(74)	–	3,351
Net interest income/(expense) on trading activities	92	13	(151)	4	25	2,177	2,160
Net trading income/(expense)[2]	93	134	2,897	259	(49)	2,177	5,511
Net income/(expense) from financial instruments designated at fair value	796	(24)	11	–	91	–	874
Gains less losses from financial investments	60	25	768	45	101	–	999
Gains arising from dilution of interests in associates	–	–	–	–	1,076	–	1,076
Dividend income	41	4	175	5	27	–	252
Net earned insurance premiums	3,735	205	46	–	(9)	–	3,977
Other operating income	255	2	529	31	1,667	(1,806)	678

Total operating income	24,501	6,536	8,537	1,718	2,606	(1,806)	42,092
Net insurance claims[3]	(3,605)	44	(38)	–	–	–	(3,599)

Net operating income[4]	20,896	6,580	8,499	1,718	2,606	(1,806)	38,493
Loan impairment (charges)/recoveries and other credit risk provisions	(5,928)	(431)	24	(9)	(2)	–	(6,346)

Net operating income	14,968	6,149	8,523	1,709	2,604	(1,806)	32,147
Total operating expenses	(10,452)	(2,907)	(4,479)	(929)	(1,650)	1,806	(18,611)

Operating profit	4,516	3,242	4,044	780	954	–	13,536
Share of profit in associates and joint ventures	213	180	114	–	116	–	623

Profit before tax	4,729	3,422	4,158	780	1,070	–	14,159

	%	%	%	%	%		%
Share of HSBC’s profit before tax	33.4	24.2	29.4	5.5	7.5		100.0
Cost efficiency ratio	50.0	44.2	52.7	54.1	63.3		48.3

Balance sheet data[1]
	U$Sm	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	460,196	185,923	241,602	37,863	2,517		928,101
Total assets	577,402	225,763	1,220,316	81,916	45,044		2,150,441
Customer accounts	416,525	205,002	265,739	91,228	2,338		980,832
Loans and advances to banks (net)[7]			183,708
Trading assets, financial assets designated at fair value, and financial investments[7]			601,883
Deposits by banks[7]			121,744

For footnotes, see page 22.

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H S B C  H O L D I N G S  P L C

Business Review (continued)

Profit/(loss) before tax and balance sheet data (continued)
	Half-year to 30 June 2006

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other[6]	elimination	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	12,736	3,515	1,394	482	(292)	(1,104)	16,731
Net fee income	4,285	1,555	1,810	705	25	–	8,380
Trading income/(expense) excluding net interest income	314	91	2,613	209	(115)	–	3,112
Net interest income/(expense) on trading activities	103	5	(117)	7	47	1,104	1,149
Net trading income/(expense)[2]	417	96	2,496	216	(68)	1,104	4,261
Net income/(expense) from financial instruments designated at fair value	120	(40)	47	–	133	–	260
Gains less losses from financial investments	66	23	269	28	107	–	493
Dividend income	8	2	147	4	61	–	222
Net earned insurance premiums	2,517	128	41	–	148	–	2,834
Other operating income	343	126	578	25	1,544	(1,463)	1,153

Total operating income	20,492	5,405	6,782	1,460	1,658	(1,463)	34,334
Net insurance claims[3]	(1,975)	(42)	(31)	–	(101)	–	(2,149)

Net operating income[4]	18,517	5,363	6,751	1,460	1,557	(1,463)	32,185
Loan impairment (charges)/recoveries and other credit risk provisions	(3,709)	(260)	109	(29)	(1)	–	(3,890)

Net operating income	14,808	5,103	6,860	1,431	1,556	(1,463)	28,295
Total operating expenses	(9,073)	(2,385)	(3,740)	(831)	(1,573)	1,463	(16,139)

Operating profit/(loss)	5,735	2,718	3,120	600	(17)	–	12,156
Share of profit in associates and joint ventures	173	144	24	–	20	–	361

Profit before tax	5,908	2,862	3,144	600	3	–	12,517

	%	%	%	%	%		%
Share of HSBC’s profit before tax	47.2	22.9	25.1	4.8	–		100.0
Cost efficiency ratio	49.0	44.5	55.4	56.9	101.0		50.1

Balance sheet data[1]
	U$Sm	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	424,796	152,318	203,159	31,903	2,033		814,209
Total assets	511,552	186,195	940,177	67,643	32,571		1,738,138
Customer accounts	355,627	165,706	235,329	76,496	584		833,742
Loans and advances to banks (net)[7]			136,912
Trading assets, financial assets designated at fair value, and financial investments[7]			448,595
Deposits by banks[7]			77,584

For footnotes, see page 22.

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	Half-year to 31 December 2006

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other[6]	elimination	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/ (expense)	13,340	3,999	1,774	529	(333)	(1,554)	17,755
Net fee income	4,477	1,652	1,908	618	147	–	8,802
Trading income/(expense) excluding net interest income	77	113	2,277	153	(113)	–	2,507
Net interest income/(expense) on trading activities	117	15	(262)	(5)	35	1,554	1,454
Net trading income/(expense)[2]	194	128	2,015	148	(78)	1,554	3,961
Net income/(expense) from financial instruments designated at fair value	619	18	(27)	1	(214)	–	397
Gains less losses from financial investments	12	21	265	138	40	–	476
Dividend income	23	4	88	1	2	–	118
Net earned insurance premiums	2,613	130	32	–	59	–	2,834
Other operating income	439	124	800	36	1,710	(1,716)	1,393

Total operating income	21,717	6,076	6,855	1,471	1,333	(1,716)	35,736
Net insurance claims[3]	(2,390)	(54)	(31)	–	(80)	–	(2,555)

Net operating income[4]	19,327	6,022	6,824	1,471	1,253	(1,716)	33,181
Loan impairment (charges)/ recoveries and other credit risk provisions	(6,240)	(437)	10	(4)	(12)	–	(6,683)

Net operating income	13,087	5,585	6,834	1,467	1,241	(1,716)	26,498
Total operating expenses	(9,745)	(2,594)	(4,251)	(854)	(1,686)	1,716	(17,414)

Operating profit/(loss)	3,342	2,991	2,583	613	(445)	–	9,084
Share of profit in associates and joint ventures	207	144	79	1	54	–	485

Profit/(loss) before tax	3,549	3,135	2,662	614	(391)	–	9,569

	%	%	%	%	%		%
Share of HSBC’s profit before tax	37.1	32.8	27.8	6.4	(4.1)		100.0
Cost efficiency ratio	50.4	43.1	62.3	58.1	134.6		52.5

Balance sheet data[1]
	U$Sm	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	448,545	172,976	210,220	34,297	2,095		868,133
Total assets	546,568	213,450	994,436	73,026	33,278		1,860,758
Customer accounts	388,468	190,853	235,965	80,303	1,245		896,834
Loans and advances to banks (net)[7]			156,548
Trading assets, financial assets designated at fair value, and financial investments[7]			487,943
Deposits by banks[7]			92,954

For footnotes, see page 22.

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H S B C  H O L D I N G S  P L C

Business Review (continued)

Basis of preparation

Customer group results are presented in accordance with the accounting policies used in the preparation of HSBC’s consolidated financial statements. HSBC’s operations are closely integrated and, accordingly, the presentation of customer group data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and head office functions, to the extent that these can be meaningfully attributed to operational business lines. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity.

Where relevant, income and expense amounts presented include the results of inter-segment funding as well as inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms.

Footnotes to ‘Customer groups and global businesses’ on pages 12 to 21.

1	Third party only.
2	In the customer group analyses, net trading income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities classified as held for trading, together with related external and internal interest income and interest expense, and dividends received; in the statutory presentation internal interest income and expense are eliminated.
3	Net insurance claims incurred and movement in policyholders’ liabilities.
4	Net operating income before loan impairment charges and other credit risk provisions.
5	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.
6	The main items reported under Other are certain property activities, unallocated investment activities including hsbc.com, centrally held investment companies, movements in the fair value of own debt designated at fair value, and HSBC’s holding company and financing operations. The results include net interest earned on free capital held centrally and operating costs incurred by the head office operations in providing stewardship and central management services to HSBC. Other also includes the costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries.
7	Assets and liabilities which were significant to Corporate, Investment Banking and Markets.

Geographical regions

In the analysis of profit by geographical region that follows, operating income and operating expenses include intra-HSBC items of US$852 million (first half of 2006: US$617 million; second half of 2006: US$877 million).

Profit before tax

	Half-year to

	30 June 2007		30 June 2006		31 December 2006
	US$m	%	US$m	%	US$m	%

Europe	4,050	28.6	3,600	28.8	3,374	35.3
Hong Kong	3,330	23.5	2,654	21.2	2,528	26.4
Rest of Asia-Pacific	3,344	23.6	1,657	13.2	1,870	19.5
North America[1]	2,435	17.2	3,741	29.9	927	9.7
Latin America[1]	1,000	7.1	865	6.9	870	9.1

	14,159	100.0	12,517	100.0	9,569	100.0

Total assets[2]
	At 30 June 2007		At 30 June 2006		At 31 December 2006

	US$m	%	US$m	%	US$m	%

Europe	1,040,019	48.3	767,608	44.2	828,701	44.6
Hong Kong	300,681	14.0	246,781	14.2	272,428	14.6
Rest of Asia-Pacific	201,123	9.4	168,857	9.7	167,668	9.0
North America[1]	519,693	24.2	495,895	28.5	511,190	27.5
Latin America[1]	88,925	4.1	58,997	3.4	80,771	4.3

	2,150,441	100.0	1,738,138	100.0	1,860,758	100.0

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.
2	Third party only.

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Europe

Profit/(loss) before tax by country within customer groups and global businesses

			Corporate,
	Personal		Investment
	Financial	Commercial	Banking &	Private
	Services	Banking	Markets[1]	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Half-year to 30 June 2007
United Kingdom	384	1,001	902	198	(79)	2,406
France[2]	97	119	461	9	26	712
Germany	–	19	125	25	–	169
Malta	26	35	18	–	–	79
Switzerland	–	–	–	260	–	260
Turkey	71	34	56	–	–	161
Other	26	28	112	1	96	263

	604	1,236	1,674	493	43	4,050

Half-year to 30 June 2006
United Kingdom	629	851	662	106	99	2,347
France[2]	132	101	306	16	(62)	493
Germany	–	20	54	27	2	103
Malta	19	23	16	–	–	58
Switzerland	–	–	–	169	–	169
Turkey	71	27	22	–	–	120
Other	61	54	142	70	(17)	310

	912	1,076	1,202	388	22	3,600

Half-year to 31 December 2006
United Kingdom	867	950	637	274	(284)	2,444
France[2]	42	135	239	6	(45)	377
Germany	–	9	60	14	14	97
Malta	23	27	13	–	–	63
Switzerland	–	–	–	136	–	136
Turkey	50	23	42	–	(18)	97
Other	15	14	111	(13)	33	160

	997	1,158	1,102	417	(300)	3,374

Loans and advances to customers (net) by country

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

United Kingdom	325,199	277,077	305,758
France[2]	67,670	54,023	55,491
Germany	5,763	4,459	4,439
Malta	3,700	3,203	3,456
Switzerland	11,164	8,363	9,151
Turkey	6,148	4,445	5,233
Other	8,464	7,829	8,971

	428,108	359,399	392,499

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H S B C  H O L D I N G S  P L C

Business Review (continued)

Customer accounts by country

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

United Kingdom	346,547	290,050	318,614
France[2]	48,961	47,024	43,372
Germany	9,671	10,915	11,607
Malta	4,779	4,192	4,529
Switzerland	35,266	29,993	30,062
Turkey	5,074	4,291	4,140
Other	8,210	6,268	7,041

	458,508	392,733	419,365

1	Including venture capital gains of US$548 million in the first half of 2007 (US$117 million in the first half of 2006: US$340 million in the second half of 2006).
2	France primarily comprises the domestic operations of HSBC France and the Paris branch of HSBC Bank plc.

Economic briefing

The UK economy remained robust throughout the first half of 2007. The growth in gross domestic product (‘GDP’) in the first half of the year was 3 per cent year-on-year, broadly in line with its average during the past decade. Consumer spending was relatively strong in the first quarter but slowed in the second as retail spending weakened in response to increases in interest rates. The Bank of England raised the bank rate by 25 basis points in each of January, May and July 2007 to 5.75 per cent. These interest rate rises appeared to restrain housing market activity and subdue house price inflation. However, inflation continued to cause concern as the Consumer Price Index (‘CPI’) reached 3.1 per cent, the highest level in ten years, and the Retail Price Index (‘RPI’), which includes the cost of housing and mortgage payments, reached 4.8 per cent in March. By June, CPI inflation had eased to 2.4 per cent and RPI inflation to 4.4 per cent. The unemployment rate has remained stable at 5.5 per cent since the middle of 2006.

Having expanded by 2.9 per cent in 2006, GDP in the eurozone continued to grow by 3.1 per cent year-on-year in the first quarter of 2007, driven primarily by exports and investment. Employment growth remained robust, allowing the unemployment rate to fall to just 7 per cent, down from 7.5 per cent at the end of 2006. Consumer spending growth remained relatively subdued, primarily due to a 3 percentage point increase in German VAT which took effect in January. French GDP growth remained below the eurozone average at 1.9 per cent in the first quarter of 2007. Eurozone consumer price inflation stayed below 2 per cent throughout the first half of the year as the European Central Bank responded to the robust growth by tightening monetary policy in March and June 2007, taking the repo rate to 4 per cent.

Domestic demand continued to slow in Turkey as growth in private consumption, which accounts for nearly two-thirds of the economy, fell to just 1.6 per cent year-on-year in the first quarter of 2007 from 8.1 per cent in 2006. Investment demand growth also plunged to 3 per cent from above 30 per cent in the first quarter of 2006. Despite this, neither inflation nor the current account deficit improved as much as expected. Annual inflation was 8.6 per cent in June (compared with an official target of 4 per cent), partly because of higher food and energy prices. The unemployment rate was also unchanged at 9.8 per cent in April compared with 9.9 per cent a year ago, largely reflecting productivity growth and a shift from agricultural to service sector employment. Although the large interest rate differential kept the Turkish lira strong, monetary policy remained tight and cautious, with policy rates kept at 17.5 per cent since June 2006 due to high inflation.

Review of business performance

European operations reported a pre-tax profit of US$4,050 million compared with US$3,600 million in the first half of 2006, an increase of 13 per cent. On an underlying basis, pre-tax profits improved by 3 per cent. The difference was partly attributable to HSBC’s acquisition of its partner’s shares in life insurer, Erisa S.A., and property and casualty insurer, Erisa I.A.R.D., (together ‘Erisa’) in France in March 2007. Underlying revenue growth of 8 per cent was partly offset by higher loan impairment charges and a 10 per cent increase in operating expenses. CIBM delivered the strongest growth in pre-tax profits on the back of trading performance and significant private equity gains. Commercial Banking increased revenues from strong balance sheet growth, improved cross-sales in the UK and ongoing business expansion in Turkey. Private Banking

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Profit before tax
	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
Europe	US$m	US$m	US$m

Net interest income	3,920	4,094	4,195
Net fee income	4,144	3,513	3,595
Net trading income	3,338	2,187	2,342
Net income from financial instruments designated at fair value	348	129	15
Gains less losses from financial investments	790	266	358
Dividend income	161	121	62
Net earned insurance premiums	1,480	668	630
Other operating income	262	633	795

Total operating income	14,443	11,611	11,992
Net insurance claims incurred and movement in policyholders’ liabilities	(1,146)	(287)	(244)

Net operating income before loan impairment charges and other credit risk provisions	13,297	11,324	11,748
Loan impairment charges and other credit risk provisions	(1,363)	(935)	(1,220)

Net operating income	11,934	10,389	10,528
Total operating expenses	(7,972)	(6,723)	(7,148)

Operating profit	3,962	3,666	3,380
Share of (loss)/profit in associates and joint ventures	88	(66)	(6)

Profit before tax	4,050	3,600	3,374

	%	%	%
Share of HSBC’s profit before tax	28.6	28.8	35.3
Cost efficiency ratio	60.0	59.4	60.8
Period-end staff numbers (full-time equivalent)	80,912	77,736	78,311

Balance sheet data[1]
	US$m	US$m	US$m
Loans and advances to customers (net)	428,108	359,399	392,499
Loans and advances to banks (net)	79,817	64,564	76,830
Trading assets, financial instruments designated at fair value and financial investments	370,193	230,035	242,010
Total assets	1,040,019	767,608	828,701
Deposits by banks	86,912	55,783	67,821
Customer accounts	458,508	392,733	419,365

1	Third party only.

performance was notable, as strong demand for wealth management services and increased cross-referrals from HSBC businesses drove growth. In Personal Financial Services, profit before tax was lower than in the first half of 2006 as the benefit of growth in the customer base across the region was offset by a restricted appetite for credit, higher loan impairment charges, and the impact of overdraft fee refunds which increased in the wake of strong media campaigns.

The following commentary is on an underlying basis.

Personal Financial Services reported a pre-tax profit of US$604 million, a decrease of 42 per cent compared with the first half of 2006. Notwithstanding the fact that income grew at a slower rate than costs, HSBC continued with major initiatives to enhance channel capacity and capabilities in the UK, in addition to pursuing business expansion-related investments across the rest of the region. In the UK, the benefits of targeted balance sheet growth, in particular from packaged accounts and savings products, were more than offset by higher loan impairment charges. In Turkey, pre-tax profits remained unchanged at US$71 million as the increased costs incurred to support future business growth offset income growth from strong customer acquisition and higher balances. In France, the positive effect on income of

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H S B C  H O L D I N G S  P L C

Business Review (continued)

customer acquisition and improved transactional commissions, driven by successful marketing campaigns, was offset by narrowing spreads, higher costs, and the non-recurrence of a large benefit in the first half of 2006 from the fair value effect of embedded options linked to government-regulated home savings products.

In the UK, HSBC continued to concentrate on acquiring and retaining customers through innovative services, improved e-sales offerings and a segmented approach to product development. The success of packaged current accounts, the introduction of initiatives to target the affluent, nearly-retired population, and the launch of the ‘MyMoney’ product, underlined the Group’s developing customer segmentation. Channel capacity and capabilities were enhanced through the ongoing retail refurbishment programme and the opening of more non-branch automated teller machines (‘ATMs’) and Express Banking kiosks across the country. HSBC Premier, designed to provide seamless cross-border banking, was relaunched in the UK and a further 34 countries.

In France, successful marketing campaigns continued to grow customer numbers. Average lending balances grew significantly, largely driven by mortgages originated in 2006. Sales of new mortgages eased in line with the slowing French housing market.

In Turkey, brand awareness and geographic coverage were enhanced by the opening of 25 branches during the first half of 2007, supported by a number of marketing initiatives. The focus on customer segmentation and cross-sales was aided by the introduction of new banking propositions for low and medium income groups.

Net interest income increased by 2 per cent to US$3,130 million, substantially in the UK, where HSBC continued to moderate lending growth in favour of competitive deposit products. Net interest income grew steadily, driven by growth in savings and current account balances and wider deposit spreads in the rising interest rate environment. This was partly offset by lower interest income from mortgages as margins narrowed, owing to a change in mix from variable to fixed rate products.

Average unsecured lending balances in the UK declined by 3 per cent as HSBC applied tighter underwriting criteria and emphasised non-lending related revenue streams, reflecting the Group’s reduced appetite for risk. Spreads improved slightly, despite the continuing shift in product mix towards higher value, lower yielding loans.

In a highly competitive environment, targeted marketing initiatives helped to boost UK savings account sales by 6 per cent. Average balances reached US$83 billion, an increase of 14 per cent from 30 June 2006 which, together with improved spreads, contributed to a 33 per cent increase in net interest income. HSBC had the highest market share of new savings account openings in the UK as at May 2007, driven by competitive internet-based products and rates.

Average current account balances in the UK increased by 4 per cent to US$28 billion. By creating value in its current accounts through the segmented approach to developing customer propositions referred to above, sales of HSBC’s premium service current accounts (‘Premier’ and ‘Plus’) increased substantially.

HSBC grew its UK credit card balances by 6 per cent despite the continuing slowdown in the market, although tightening spreads eroded the resulting benefits. Balance growth was strongest in Marks & Spencer (‘M&S’) branded cards. HSBC had 18 per cent of the market in terms of credit card sales turnover in the UK at May 2007, with online sales representing 27 per cent of total new account openings for HSBC and First Direct branded cards.

Average mortgage balances rose modestly as HSBC continued to restrict originations to its owned channels and the strongest growth in the market was seen through mortgage brokers. The portfolio mix shifted towards a higher proportion of fixed rate products as customers sought to fix their monthly payments and spreads tightened following the four base rate increases between August 2006 and 30 June 2007. The Group’s commitment to providing the best value to its customers was endorsed by What Mortgage awarding HSBC ‘Best Value National Bank’ for the sixth year running.

In France, net interest income fell by 10 per cent. Average lending balances grew by 20 per cent, mainly from mortgages originated in 2006, although the associated income benefits were offset by tightening spreads due to competitive pressure. Increased income from the investment of increased interest free deposit balances was negated by maturing higher yielding hedging products.

In Turkey, increased income from strong growth in customer accounts, lending and deposit balances was offset by lower income from credit cards as balance growth and margins were adversely affected by market-wide credit calming measures introduced in 2006. Net interest income stayed broadly in line with the first half of 2006. HSBC made good progress in its plan to add 400,000 new personal

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customers during 2007. Overall, average deposit balances grew by 27 per cent, largely driven by the strong customer recruitment. This was aided by the opening of 37 new branches since 30 June 2006 and ongoing efforts to build brand awareness. Deposit spreads were stable in an environment of rising interest rates. Average lending balances grew by 28 per cent, although the benefits from lending growth were more than offset by compressed margins due to the credit calming measures referred to above, as well as increased competition in the market.

Net fee income increased by 9 per cent, largely driven by higher sales of fee-earning packaged current accounts in the UK and credit cards in Turkey. This was partly offset by a US$23 million decrease in credit card default fees as HSBC reduced its credit card default fee to £12 following the outcome of an investigation by the UK Office of Fair Trading (‘OFT’) in April 2006. In France, improved transactional commissions, mainly from increased demand for packaged accounts and higher life insurance fees drove a 7 per cent increase in fee income.

Net trading income largely reflects the fair value measurement of embedded options linked to government regulated home savings products in France. In 2006, there was a large gain; this did not recur in the first half of 2007.

Gains on sale of financial investments declined due to the non-recurrence of the US$32 million share of profits from the MasterCard Incorporated IPO in the first half of 2006.

Other operating income declined significantly due to a reduction in the present value of in-force long-term insurance business, reflecting changes in Financial Services Authority (‘FSA’) rules. This was more than offset by a decrease in insurance claims. The non-recurrence of Personal Financial Services’ US$37 million share of the gain on the sale of HSBC’s stake in The Cyprus Popular Bank also contributed to the fall in other operating income, although this was largely offset by Personal Financial Services’ US$32 million share of a gain from the merger of two payment services providers.

Loan impairment charges and other credit risk provisions of US$1,127 million were 24 per cent higher than in the first half of 2006. In the UK, rising trends in personal bankruptcies and IVAs and growth in credit card lending contributed to the increase in charges, as did refinements to the methodology used to calculate roll rate percentages in the UK consumer finance business. Otherwise, overall credit quality was broadly stable. In France and Turkey, loan impairment charges improved and credit quality also remained sound.

Operating expenses increased by 12 per cent. Within this, US$236 million reflected goodwill payments expensed in respect of overdraft fees applied in previous years. These payments were made on an ex gratia basis, without any admission of liability, taking into consideration the cost implications of legal action and the reluctance of HSBC Bank to engage in legal action against its customers.

The payments were made during a period in which the OFT and the British Bankers’ Association concluded a collaborative informal fact-finding exercise on the legal principles that apply to charges for unauthorised overdrafts, and the OFT announced on 29 March 2007 that it would undertake a formal investigation into the fairness of certain bank current account charges. This investigation remains ongoing and, against this background, came the further announcement on 26 July 2007 that the OFT would, by agreement, issue High Court legal proceedings on 27 July 2007 against a number of UK financial institutions, including HSBC Bank, to determine the legal status and enforceability of these charges.

The roll-out of the UK branch refurbishment programme to a further 26 branches, the opening of four ‘megastores’, and the recruitment of additional staff ahead of the introduction of extended opening hours in certain branches were the other significant reasons for the cost increase. In France, operating expenses rose as HSBC made further investments in pursuing its five-year expansion strategy. The 18 per cent increase in operating expenses in Turkey reflected ongoing investment in capacity and infrastructure to support business expansion.

Commercial Banking reported a pre-tax profit of US$1,236 million, an increase of 5 per cent. Revenues rose by 12 per cent as a result of balance sheet growth driven by customer recruitment and improved cross-sales in the UK, and the expansion of the small and mid-market segments in Turkey, Spain and Malta. Credit quality remained relatively good compared with historical experience but there were higher loan impairment charges on corporate relationship managed accounts in the UK and these, along with increased operating expenses from ongoing business expansion throughout the region, largely offset the revenue benefits from balance sheet growth.

HSBC began to expand the scope of its services in European emerging markets. In Poland, the Group extended its Commercial Banking presence to five cities and it recruited more relationship managers in

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Slovakia and the Czech Republic. In May 2007, the Group secured a retail banking licence in Russia, where Commercial Banking services are focused on mid-market corporate clients with international trade requirements. HSBC also continued to develop its receivables finance offering with operations launched in Greece, Malta and Turkey in the first half of 2007.

In the UK, profit before tax increased by 7 per cent as HSBC placed considerable emphasis on increasing sales capacity through the recruitment of sales staff and investment in direct channels. The number of active customers on the Business Internet Banking platform increased by over 36 per cent with log-ons increasing by 20 per cent compared with the first half of 2006. ‘Business Direct’, HSBC’s commercial direct banking proposition, launched in September 2006, attracted over 22,000 new accounts, more than doubling account numbers on this channel, of which over 70 per cent were opened by new customers to HSBC. Physical infrastructure was enhanced to improve customer experience. The International Banking Centre, which was opened in 2006 to support the Group’s drive to lead the market in international commercial banking, continued to streamline cross-border account openings. Commercial Centres within the distribution network were refurbished, and ‘business zones’ focused on small business customers were installed within retail branches.

Net interest income increased by 10 per cent in the first half of 2007, largely from growth in the UK, Turkey, Germany and Malta. In the UK, a 9 per cent growth in deposit balances helped fund lending growth of 14 per cent. Libor-linked loan balances increased by over 50 per cent, with business loans and commercial mortgages up by 8 per cent and 24 per cent, respectively.

In France, higher net interest income derived from 18 per cent increases in both loan balances and deposit balances did not fully compensate for lower income from the placement of interest-free current account balances and tighter spreads on lending products. Customer recruitment remained buoyant as ongoing efforts to enhance brand awareness and improve segmentation among commercial business customers met with success.

Net interest income in Turkey increased by 47 per cent, as HSBC continued to develop its service offerings for its micro-, small- and medium-sized business customers. Lending growth of 32 per cent delivered a strong rise in income despite tighter spreads resulting from increased competition. Average deposit balances rose by 8 per cent, with wider margins augmenting the benefits from balance growth.

Excluding Commercial Banking’s US$97 million share of Insurance Brokers’ fees previously included in the Other segment (see page 18), net fee income increased by 5 per cent. In the UK, a modest increase in net fee income was driven by strong performance in foreign exchange products, although growth was constrained by a structural shift from paper to electronic money transactions and reduced reliance on banks to facilitate overseas trade payments in an evolving trade finance environment. Bill and BACS payments made using internet banking increased by 33 per cent on the first half of 2006. In Turkey, net fee income grew by 78 per cent, driven by investment banking, advisory and structured finance transactions. In France, net fee income grew by 4 per cent as transaction fees increased.

Other operating income declined significantly, due to a reduction in the present value of in-force long-term insurance business, reflecting changes in FSA rules. This was more than offset by a decrease in insurance claims. The non-recurrence of Commercial Banking’s US$38 million share of the gain on the sale of HSBC’s stake in The Cyprus Popular Bank Limited (‘Cyprus Popular Bank’) also contributed to the fall in other operating income.

Loan impairment charges and other credit risk provisions remained low despite a 61 per cent rise compared with levels recorded in the first half of 2006. In the UK, loan impairment charges increased, reflecting provisions against bad debts due from two large corporate accounts and the ongoing impact of individual voluntary arrangements (‘IVAs’) on the micro business segment. In France, loan impairment charges were in line with the first half of 2006 while, in Turkey, increased charges reflected growth in lending volumes as general credit quality remained satisfactory.

Excluding Commercial Banking’s US$122 million share of Insurance Brokers’ expenses referred to above, operating expenses increased by 2 per cent, less than revenue growth of 7 per cent. Across Europe, growth in operating expenses primarily resulted from the recruitment of additional sales staff and other costs incurred in support of the growing business. Additionally, in France, there were incremental expenses associated with the merger of four regional banking subsidiaries.

Corporate, Investment Banking and Markets in Europe reported a pre-tax profit of US$1,674 million, which represented 40 per cent of the global

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business’s pre-tax profits, and a rise of 27 per cent compared with the first half of 2006. Increased trading revenues, significant gains from the private equity business and higher Global Banking fees resulted in an improvement in the cost efficiency ratio of 1.7 percentage points.

Total operating income increased by 19 per cent to US$4,170 million. In the UK, balance sheet management revenues decreased by 63 per cent as higher short-term interest rates resulted in a reduction in margins. Net interest income from corporate lending declined due to lower credit spreads in a competitive market.

Payments and cash management revenues increased due to steady balance growth, primarily driven by higher volumes from institutional customers.

Net fee income rose by 28 per cent, within which financing fees increased strongly due to a notable expansion in syndicated transaction volumes generated by HSBC’s leveraged and acquisition finance business.

Increased income from securities services reflected growth in assets under administration and custody, which rose by 30 per cent and 19 per cent, respectively, from a rise in business volumes, an increase in new clients and higher market values.

Income from trading activities also increased, largely in the areas of structured derivatives and equities. Structured derivatives reported a 44 per cent rise, reflecting success in delivering risk management and investment solutions. HSBC benefited from recognising income deferred in previous periods as markets became more liquid and price transparency improved on more complex products. Excluding a US$93 million gain from the disposal of shares in Euronext N.V., revenues in the equities business rose by 87 per cent, led by a strong performance in equity financing and cash equities in the buoyant market environment. Foreign exchange revenues were broadly in line with last year.

Gains from sales of financial investments increased threefold to US$651 million, primarily due to successful private equity disposals in the UK and France.

A net recovery on loan impairment charges, albeit lower than that reported in the first half of 2006, reflected the continuation of the benign corporate credit environment.

Operating expenses rose by 16 per cent to US$2,513 million, with the growth in expenses being lower than revenue growth. In Global Markets,

increased volumes, particularly in structured derivatives, led to a modest rise in staff numbers. Higher profitability resulted in increased performance-related costs.

HSBC’s share of profits from associates improved significantly, due to the non-recurrence of an impairment charge on a private equity investment held by an associate in the first half of 2006.

Private Banking continued to deliver robust growth, reporting profit before tax of US$493 million, 23 per cent higher than in the first half of 2006. The cost efficiency ratio of 52.5 per cent was 4.3 percentage points better than a year ago. Particularly good performances were recorded in the UK and Monaco, where the entrepreneurial client bases were very active in managing their portfolios. There was strong demand for wealth management services, and improved cooperation with other HSBC businesses led to increased cross-referrals. Organic growth more than compensated for a reduction in one-off revenues and an adverse fair value movement on non-qualifying hedges.

Net interest income increased by 10 per cent to US$365 million, largely due to balance sheet growth. The business in Switzerland was the main contributor to the rise, with an increase in net interest income of 24 per cent, driven by significant growth in loans and advances to customers. In the UK, an increased customer base and interest rate rises contributed to higher net interest income.

Net fee income of US$523 million was 5 per cent higher than in the first half of 2006, despite the non-recurrence of a US$36 million performance fee received from the Hermitage Fund in the first half of 2006. Growth was driven by increased funds under management. In Switzerland, client activity was focused upon higher-value structured products and investment in advisory and discretionary portfolios, from which fee income rose by 80 per cent.

Trading income in the first six months of 2007 of US$87 million was 38 per cent higher than in the first half of 2006. This increase, largely in Switzerland, was driven by elevated levels of private client foreign exchange activity.

Gains from financial investments doubled to US$42 million. The partial disposal of a seed capital investment in the Hermitage Fund realised gains of US$23 million. A US$7 million gain in France on the disposal of securities in the first half of 2006 did not recur in 2007.

Client assets, which include deposits and funds under management, rose by 8 per cent to US$237 billion. Net new money of US$11 billion

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Business Review (continued)

was garnered in the first half of 2007, of which US$7 billion came from Switzerland. Significant inflows of net new money were also generated in Germany and Monaco. The ‘Investment Solutions’ suite of discretionary managed products continued to attract client investment, with the value of invested assets increasing by 34 per cent since 31 December 2006.

Operating expenses were 3 per cent higher than in the first half of 2006, driven by increased investment in infrastructure and branch expansion in support of business growth. This was largely offset by the effect of a change in pension arrangements.

The results of the HSBC Insurance Brokers group were allocated to HSBC’s customer groups in the first half of 2007, having been reported within Other in 2006. As a consequence, net operating income before loan impairment charges and operating expenses were US$205 million and US$178 million, respectively, lower than in the first half of 2006, reducing profit before tax by US$27 million.

HSBC realised US$70 million from the sale of financial investments in the first half of 2007.

Also included within Other were fair value movements of US$203 million on HSBC’s own debt in issue and related swaps.

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Profit/(loss) before tax and balance sheet data by customer group and global business

	Half-year to 30 June 2007

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	3,130	1,647	495	365	32	(1,749)	3,920
Net fee income	1,428	1,066	1,108	523	19	–	4,144
Trading income/(expense) excluding net interest income	45	11	1,705	83	(2)	–	1,842
Net interest income/(expense) on trading activities	(2)	12	(268)	4	1	1,749	1,496
Net trading income/(expense)	43	23	1,437	87	(1)	1,749	3,338
Net income/(expense) from financial instruments designated at fair value .	315	9	(2)	–	26	–	348
Gains less losses from financial investments	19	8	651	42	70	–	790
Dividend income	1	2	144	5	9	–	161
Net earned insurance premiums	1,380	109	–	–	(9)	–	1,480
Other operating income/(expense)	(110)	(89)	337	9	147	(32)	262

Total operating income	6,206	2,775	4,170	1,031	293	(32)	14,443
Net insurance claims[1]	(1,245)	99	–	–	–	–	(1,146)

Net operating income before loan impairment charges and other credit risk provisions	4,961	2,874	4,170	1,031	293	(32)	13,297
Loan impairment (charges)/recoveries and other credit risk provisions	(1,127)	(256)	17	3	–	–	(1,363)

Net operating income	3,834	2,618	4,187	1,034	293	(32)	11,934
Total operating expenses	(3,244)	(1,382)	(2,513)	(541)	(324)	32	(7,972)

Operating profit/(loss)	590	1,236	1,674	493	(31)	–	3,962
Share of profit in associates and joint ventures	14	–	–	–	74	–	88

Profit before tax	604	1,236	1,674	493	43	–	4,050

	%	%	%	%	%		%
Share of HSBC’s profit before tax	4.3	8.7	11.8	3.5	0.3		28.6
Cost efficiency ratio	65.4	48.1	60.3	52.5	110.6		60.0

Balance sheet data[2]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	149,789	87,247	165,028	25,544	500		428,108
Total assets	198,518	104,420	677,459	56,090	3,532		1,040,019
Customer accounts	166,282	83,421	153,196	54,893	716		458,508
Loans and advances to banks (net)[3]			66,281
Trading assets, financial instruments designated at fair value, and financial investments[3]			322,862
Deposits by banks[3]			85,104

For footnotes, see page 33.

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Profit/(loss) before tax and balance sheet data by customer group and global business (continued)

	Half-year to 30 June 2006

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	2,711	1,367	429	322	20	(755)	4,094
Net fee income	1,230	845	796	482	160	–	3,513
Trading income excluding net interest income	100	5	1,373	54	15	–	1,547
Net interest income/(expense) on trading activities	–	2	(124)	7	–	755	640
Net trading income	100	7	1,249	61	15	755	2,187
Net income from financial instruments designated at fair value	11	1	4	–	113	–	129
Gains less losses from financial investments	32	12	198	20	4	–	266
Dividend income	–	2	113	4	2	–	121
Net earned insurance premiums	461	60	–	–	147	–	668
Other operating income	61	58	416	5	139	(46)	633

Total operating income	4,606	2,352	3,205	894	600	(46)	11,611
Net insurance claims[1]	(181)	(5)	–	–	(101)	–	(287)

Net operating income before loan impairment charges and other credit risk provisions	4,425	2,347	3,205	894	499	(46)	11,324
Loan impairment (charges)/recoveries and other credit risk provisions	(847)	(145)	56	1	–	–	(935)

Net operating income	3,578	2,202	3,261	895	499	(46)	10,389
Total operating expenses	(2,666)	(1,126)	(1,989)	(507)	(481)	46	(6,723)

Operating profit	912	1,076	1,272	388	18	–	3,666
Share of profit/(loss) in associates and joint ventures	–	–	(70)	–	4	–	(66)

Profit before tax	912	1,076	1,202	388	22	–	3,600

	%	%	%	%	%		%
Share of HSBC’s profit before tax	7.3	8.6	9.6	3.1	0.2		28.8
Cost efficiency ratio	60.2	48.0	62.1	56.7	96.4		59.4

Balance sheet data[2]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	132,064	71,357	134,892	21,085	1		359,399
Total assets	157,214	85,445	475,006	45,739	4,204		767,608
Customer accounts	140,210	69,322	136,695	46,506	–		392,733
Loans and advances to banks (net)[3]			53,280
Trading assets, financial instruments designated at fair value, and financial investments[3]			207,563
Deposits by banks[3]			53,711

For footnotes, see page 33.

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	Half-year to 31 December 2006

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	2,942	1,556	793	353	(6)	(1,443)	4,195
Net fee income	1,303	862	877	387	166	–	3,595
Trading income/(expense) excluding net interest income	19	22	1,263	45	(54)	–	1,295
Net interest income/(expense) on trading activities	(6)	13	(399)	(5)	1	1,443	1,047
Net trading income/(expense)	13	35	864	40	(53)	1,443	2,342
Net income/(expense) from financial instruments designated at fair value	69	26	7	–	(87)	–	15
Gains less losses from financial investments	5	10	215	129	(1)	–	358
Dividend income	2	1	58	1	–	–	62
Net earned insurance premiums	518	50	–	–	62	–	630
Other operating income	67	45	541	8	117	17	795

Total operating income	4,919	2,585	3,355	918	198	17	11,992
Net insurance claims[1]	(150)	(14)	–	–	(80)	–	(244)

Net operating income before loan impairment charges and other credit risk provisions	4,769	2,571	3,355	918	118	17	11,748
Loan impairment (charges)/recoveries and other credit risk provisions	(991)	(241)	8	1	3	–	(1,220)

Net operating income	3,778	2,330	3,363	919	121	17	10,528
Total operating expenses	(2,781)	(1,172)	(2,235)	(503)	(440)	(17)	(7,148)

Operating profit/(loss)	997	1,158	1,128	416	(319)	–	3,380
Share of profit/(loss) in associates and joint ventures	–	–	(26)	1	19	–	(6)

Profit/(loss) before tax	997	1,158	1,102	417	(300)	–	3,374

	%	%	%	%	%		%
Share of HSBC’s profit before tax	10.4	12.1	11.5	4.4	(3.1)		35.3
Cost efficiency ratio	58.3	45.6	66.6	54.8	372.9		60.8

Balance sheet data[2]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	147,507	81,430	140,277	23,283	2		392,499
Total assets	174,865	98,073	502,340	49,440	3,983		828,701
Customer accounts	152,411	80,312	139,416	47,223	3		419,365
Loans and advances to banks (net)[3]			63,788
Trading assets, financial instruments designated at fair value, and financial investments[3]			219,304
Deposits by banks[3]			65,963

1	Net insurance claims incurred and movement in policyholders’ liabilities.
2	Third party only.
3	These assets and liabilities were significant to Corporate, Investment Banking and Markets.

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Hong Kong

Profit/(loss) before tax by customer group and global business

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Personal Financial Services	1,898	1,420	1,460
Commercial Banking	760	587	734
Corporate, Investment Banking and Markets	697	477	478
Private Banking	161	123	78
Other	(186)	47	(222)

Profit before tax	3,330	2,654	2,528

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Net interest income	2,568	2,158	2,527
Net fee income	1,439	1,000	1,056
Net trading income	469	306	311
Net income from financial instruments designated at fair value	210	6	254
Gains less losses from financial investments	32	122	40
Dividend income	17	59	2
Net earned insurance premiums	1,426	1,317	1,311
Other operating income	413	443	391

Total operating income	6,574	5,411	5,892
Net insurance claims incurred and movement in policyholders’ liabilities	(1,512)	(1,193)	(1,506)

Net operating income before loan impairment charges and other credit risk provisions	5,062	4,218	4,386
Loan impairment charges and other credit risk provisions	(80)	(70)	(102)

Net operating income	4,982	4,148	4,284
Total operating expenses	(1,665)	(1,504)	(1,765)

Operating profit	3,317	2,644	2,519
Share of profit in associates and joint ventures	13	10	9

Profit before tax	3,330	2,654	2,528

	%	%	%
Share of HSBC’s profit before tax	23.5	21.2	26.4
Cost efficiency ratio	32.9	35.7	40.2
Period-end staff numbers (full-time equivalent)	27,066	26,739	27,586

Balance sheet data[1]
	US$m	US$m	US$m
Loans and advances to customers (net)	89,918	86,154	84,282
Loans and advances to banks (net)	68,162	45,288	50,359
Trading assets, financial instruments designated at fair value, and financial investments	98,998	81,109	103,734
Total assets	300,681	246,781	272,428
Deposits by banks	10,383	5,816	4,799
Customer accounts	205,219	180,167	196,691

1	Third party only.

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Economic briefing

Hong Kong’s economy was robust in the first half of 2007, especially private consumption. Rising wages in the increasingly tight labour market, strong household savings and high asset values supported a sustained expansion of consumer spending which is expected to continue throughout the year. Despite rising wages, headline inflation was low and appeared set to remain so, aided in part by concessionary budget measures. Nevertheless, underlying cost pressures continued to increase. Overall, the property market became more active in the first half of 2007 after stagnating throughout 2006, as increasing levels of private development helped offset a fall in public investment in construction in the absence of large-scale infrastructure projects.

Review of business performance

HSBC’s operations in Hong Kong reported a pre-tax profit of US$3,330 million compared with US$2,654 million in the first half of 2006, an increase of 25 per cent. On an underlying basis, pre-tax profits grew by 26 per cent. Underlying net operating income increased by 21 per cent, significantly ahead of operating expenses, which grew by 11 per cent. In CIBM, income growth was driven by a marked improvement in balance sheet management income. In Personal Financial Services and Commercial Banking, balance sheet growth and improved cost efficiency drove a rise in pre-tax profits. Private Banking delivered an excellent performance as a result of strong balance sheet growth and increased demand for investment funds and discretionary products.

The following commentary is on an underlying basis.

Personal Financial Services reported a record pre-tax profit of US$1,898 million, an increase of 35 per cent compared with the first half of 2006. As a result of higher fee income and greater loan and deposit balances, net operating income rose by 28 per cent. This was despite a modest increase in loan impairment charges. Expenses also rose, though continued growth in key customer segments led to increased income and resulted in an improved cost efficiency ratio of 27.6 per cent.

Net interest income grew by 15 per cent to US$1,588 million as average deposit balances rose. Higher interest rates outside Hong Kong allowed total deposit spreads to widen, driven by spreads on foreign currency accounts. Average customer deposits grew by 9 per cent, benefiting from a series of promotional campaigns and a competitive pricing strategy.

Stable domestic interest rates in 2007 and an improved economic environment underpinned the domestic property market, which became more active, but intense competition drove down mortgage loan rates. Nevertheless, HSBC continued to rank as one of the leaders in new loan sales, despite aggressive promotional offers and incentives from other banks.

Growth in net interest income was also attributable to a 15 per cent rise in credit card balances, where HSBC remained the market leader. Retailer discount offers, instalment plans and ‘lucky draw’ programmes stimulated increased customer spending. In addition, a mass acquisition programme brought the number of HSBC cards in circulation to 4.8 million, an increase of 9 per cent since 30 June 2006.

Successful product design and greater use of direct channels combined with strong investment market sentiment to deliver a 68 per cent increase in net fee income, to US$791 million. Fees from investment products increased by 111 per cent compared with the first half of 2006, as a steady stream of IPOs, inflows of capital and growth in retail participation in mainland China-related shares listed in Hong Kong collectively contributed to a buoyant stock market. Sales of unit trusts and retail securities increased, benefiting from the introduction of new funds, the launch of investment schemes and awareness campaigns, and the phased implementation of ‘WealthMaster’, a portfolio wealth management sales tool. Funds under management for investment products maintained a strong growth trend and were 35 per cent greater than at 30 June 2006.

Credit card fee income rose by 23 per cent, as promotional campaigns helped increase the number of cards in circulation and cardholder spending rose by 17 per cent as retail sales remained high.

In the life insurance business, HSBC focused on a suite of retirement planning services and launched simple and innovative investment-linked insurance products. As a result, life premiums increased by 30 per cent. Sales of non-life policies were supported by greater customer use of lower-cost distribution channels. The number of non-life policies sold through direct channels represented a significant percentage of the total policies sold.

Loan impairment charges remained low at US$74 million, US$19 million higher than in the first half of 2006. The rise in loan impairment

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Business Review (continued)

charges primarily reflected increased credit card lending, as the broader credit environment remained relatively benign.

Operating expenses were 13 per cent higher than in the first half of 2006. Branch expansion and refurbishment, and the addition of 9 new branches, resulted in increased premises costs. Staff costs also rose, driven by additional front office staff and performance-related expenses. The cost efficiency ratio improved, however, partly due to the increased use of direct channels.

Commercial Banking continued its recent impressive growth with a record pre-tax profit of US$760 million, 30 per cent higher than in the first half of 2006. Strong liability growth was complemented by the active management of spreads on foreign currency savings in a highly competitive market. Dedicated small business centres and the recruitment of extra staff produced award-winning service and, along with customer-focused product development and active marketing, increased the revenue base. The cost efficiency ratio improved by 2.5 percentage points to 24.5 per cent as revenues grew at a significantly faster rate than costs.

Net interest income increased by 18 per cent, as new accounts and strong demand for savings and time deposit products led to higher average liability balances. While domestic interest rates remained stable following rises in 2006, local currency deposits increased substantially due to strong economic growth and the performance of the stock market in Hong Kong. Foreign currency deposits also increased significantly as global interest rates rose. Promotional activities solidified HSBC’s position as the most recommended bank for small and mid-market entities and, in conjunction with an external referral programme, contributed to the opening of more than 16,000 additional BusinessVantage accounts. Call centre sales capabilities were enhanced, facilitating increased sales of packaged products to small and micro businesses.

Total lending facilities increased by 18 per cent. Non-trade lending balances also increased by 18 per cent as the local economy continued to grow and demand for credit remained high. Cross-border lending to manufacturers with operations in mainland China continued to be strong as intra-Asia trade expanded. Asset spreads were generally tighter as a result of market competition, particularly for corporate and mid-market business customers.

Net fee income of US$250 million was 15 per cent higher than in the first half of 2006. Cash management and remittance fees increased by 9 per cent, driven by rising trade flows and accelerated service times. Demand for investment products was robust as a result of buoyant equity markets in both mainland China and Hong Kong, which were bolstered by the loosening of restrictions in the former on cross-border investments. This generated significant increases in income from unit trusts, structured products and trading income.

Following realignment of the sales force, the Commercial Banking insurance business experienced strong growth, with a 7 per cent rise in insurance fee income. Net earned insurance premiums were 25 per cent higher, but were offset by higher claims.

The business card launched by HSBC in 2006 became Hong Kong’s leading such card in the first half of 2007, generating new revenues. The contribution from the commercial card acquiring business fell compared with the first half of 2006, due to the transfer of the card acquiring business to a joint venture with Global Payments Inc. in July 2006.

Loan impairment charges fell sharply by 97 per cent, due to a limited number of new loan impairment charges. Credit quality remained strong despite rising costs faced by manufacturers.

Total expenses rose by 7 per cent, compared with revenue growth of 18 per cent. Direct channels were used for more than a third of all transactions and this contributed to efficiencies that mitigated the increased cost of processing higher volumes. In addition, customers increasingly embraced the commercial-only branches which were launched in 2006 and provide enhanced services at a lower cost than existing branches. Recruitment of sales and insurance staff continued, with over 100 additional staff hired to support expanded insurance operations and product initiatives. Employee costs, including performance-related expenses, rose accordingly, while other expenses remained broadly stable.

Corporate, Investment Banking and Markets in Hong Kong reported a pre-tax profit of US$697 million, which represented 17 per cent of the global business’s pre-tax profits, and a rise of 47 per cent compared with the first half of 2006. This was principally due to significant revenue growth in balance sheet management and Global Markets. The cost efficiency ratio improved by 8.3 percentage points.

     Total operating income of US$1,181 million was 34 per cent higher than in the first half of 2006, as client-driven revenues grew, reflecting the continued expansion of the local economy.

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Net interest income rose significantly, primarily due to a recovery of revenues in balance sheet management. In Global Banking, the rising interest rate environment boosted deposit growth and contributed to an improvement in related margins, partly mitigating continued lending margin compression resulting from strong local competition.

Net fee income increased by 13 per cent, driven by the underlying strength of capital markets. Higher revenues from securities services and debt underwriting activity reflected increased client volumes, encouraged by continuing investor confidence in the buoyant local stock market. This was partially offset by a significant reduction in structured finance fees, the result of lower transaction volumes.

In Group Investment Businesses, robust performance reflected continued growth in domestic markets and strong sales of multi-manager funds.

The rise in net trading income was primarily driven by higher revenues from credit and rates, structured derivatives and equities. The revenue growth was the consequence of greater market volatility and the success of initiatives taken in previous years to extend the product range. Higher customer volumes were achieved as the distribution of CIBM’s products to HSBC’s personal, private banking and commercial customers increased.

The rise in other operating income reflected higher revenues in the form of expenses incurred in Hong Kong recovered from other regions.

The overall credit environment remained benign with a small loan impairment charge, compared with a net release in 2006.

Operating expenses of US$474 million rose by 11 per cent, 23 percentage points less than revenue growth. The increase was primarily due to selective investment in Global Markets, particularly in the equities, structured derivatives and securities services. Staff costs rose, due to performance-related costs which increased in line with revenues, and the first full half-year effect of staff recruited in 2006.

Private Banking recorded a pre-tax profit of US$161 million, 32 per cent higher than in the first half of 2006. The cost efficiency ratio improved nearly one percentage point to 40.4 per cent. Strong balance sheet growth and demand from clients for investment in structured products and investment funds underpinned the impressive performance in the first half of 2007.

Net interest income grew very strongly, rising by 44 per cent to US$49 million. A substantial increase was recorded in deposit balances following client acquisition and this, together with improved treasury performance in a higher interest rate environment than in the early part of 2006, were the main drivers of the increase in net interest income. Loans and advances to customers were significantly higher than in the corresponding period in 2006, as clients borrowed to fund investment in the equity markets, notably through the use of structured equity products.

The impressive growth in fee income continued, increasing by 38 per cent to US$80 million. Buoyant stock market performance sustained client demand for structured equity products, including the Forward Accumulator product. In June, HSBC launched the MultiAlpha China Fund, with over one quarter of the US$1.1 billion raised placed by Private Banking in Hong Kong. The launch of a number of other investment funds and an increase in performance fees received from discretionary managed products also contributed to the overall growth.

Client assets rose by 22 per cent compared with 31 December 2006, reaching US$62 billion. Net new money inflows during the six months to 30 June 2007 were US$5 billion, with strong client appetite for investment funds and discretionary products. The value of funds invested in HSBC’s Investment Solutions suite of discretionary managed products reached US$2.1 billion, a 47 per cent increase since 31 December 2006.

Operating expenses for the six months to 30 June 2007 were US$109 million, 27 per cent higher than in the first half of 2006. This was mainly due to the recruitment of new, largely front-office, staff to support increased levels of activity. Performance-related remuneration rose as a consequence of higher revenue.

Other was lower due to the non-recurrence of two large gains reported in the first half of 2006: US$101 million arising on the sale of part of HSBC’s stake in UTI Bank Limited, an Indian retail bank, and US$100 million from the disposal of Hang Seng Bank Limited’s head office building.

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H S B C  H O L D I N G S  P L C

Business Review (continued)

Profit/(loss) before tax and balance sheet data by customer group and global business

	Half-year to 30 June 2007

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	1,588	726	418	49	(372)	159	2,568
Net fee income	791	250	318	80	–	–	1,439
Trading income/(expense) excluding net interest income	74	32	302	130	(13)	–	525
Net interest income on trading activities	2	–	80	–	21	(159)	(56)
Net trading income	76	32	382	130	8	(159)	469
Net income/(expense) from financial instruments designated at fair value	273	(36)	1	–	(28)	–	210
Gains less losses from financial investments	–	–	1	1	30	–	32
Dividend income	1	–	1	–	15	–	17
Net earned insurance premiums	1,366	55	5	–	–	–	1,426
Other operating income	97	13	55	10	390	(152)	413

Total operating income	4,192	1,040	1,181	270	43	(152)	6,574
Net insurance claims[1]	(1,473)	(34)	(5)	–	–	–	(1,512)

Net operating income before loan impairment charges and other credit risk provisions	2,719	1,006	1,176	270	43	(152)	5,062
Loan impairment charges and other credit risk provisions	(74)	(1)	(5)	–	–	–	(80)

Net operating income	2,645	1,005	1,171	270	43	(152)	4,982
Total operating expenses	(750)	(246)	(474)	(109)	(238)	152	(1,665)

Operating profit/(loss)	1,895	759	697	161	(195)	–	3,317
Share of profit in associates and joint ventures	3	1	–	–	9	–	13

Profit/(loss) before tax	1,898	760	697	161	(186)	–	3,330

	%	%	%	%	%		%
Share of HSBC’s profit before tax	13.4	5.4	4.9	1.1	(1.3)		23.5
Cost efficiency ratio	27.6	24.5	40.3	40.4	553.5		32.9

Balance sheet data[2]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	39,375	25,105	19,231	4,309	1,898		89,918
Total assets	62,199	31,043	163,766	12,553	31,120		300,681
Customer accounts	120,638	44,719	26,978	12,340	544		205,219
Loans and advances to banks (net)[3]			61,850
Trading assets, financial instruments designated at fair value, and financial investments[3]			72,996
Deposits by banks[3]			9,991

For footnotes, see page 40.

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	Half-year to 30 June 2006

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	1,383	622	213	34	(312)	218	2,158
Net fee income/(expense)	477	219	282	58	(36)	–	1,000
Trading income/(expense) excluding net interest income	44	27	333	105	(55)	–	454
Net interest income on trading activities	2	–	19	–	49	(218)	(148)
Net trading income/(expense) .	46	27	352	105	(6)	(218)	306
Net income/(expense) from financial instruments designated at fair value	17	(41)	2	–	28	–	6
Gains less losses from financial investments	11	–	(1)	6	106	–	122
Dividend income	–	–	1	–	58	–	59
Net earned insurance premiums	1,265	44	8	–	–	–	1,317
Other operating income	104	9	32	5	425	(132)	443

Total operating income	3,303	880	889	208	263	(132)	5,411
Net insurance claims[1]	(1,164)	(23)	(6)	–	–	–	(1,193)

Net operating income before loan impairment charges and other credit risk provisions	2,139	857	883	208	263	(132)	4,218
Loan impairment (charges)/ recoveries and other credit risk provisions	(55)	(38)	23	–	–	–	(70)

Net operating income	2,084	819	906	208	263	(132)	4,148
Total operating expenses	(666)	(232)	(429)	(85)	(224)	132	(1,504)

Operating profit	1,418	587	477	123	39	–	2,644
Share of profit in associates and joint ventures	2	–	–	–	8	–	10

Profit before tax	1,420	587	477	123	47	–	2,654

	%	%	%	%	%		%
Share of HSBC’s profit before tax	11.3	4.7	3.8	1.0	0.4		21.2
Cost efficiency ratio	31.1	27.1	48.6	40.9	85.2		35.7

Balance sheet data[2]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	34,944	21,932	23,997	3,376	1,905		86,154
Total assets	55,544	27,626	135,938	9,694	17,979		246,781
Customer accounts	110,536	36,234	22,550	10,502	345		180,167
Loans and advances to banks (net)[3]			40,230
Trading assets, financial instruments designated at fair value, and financial investments[3]			62,845
Deposits by banks[3]			5,379

For footnotes, see page 40.

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H S B C  H O L D I N G S  P L C

Business Review (continued)

Profit/(loss) before tax and balance sheet data by customer group and global business (continued)

	Half-year to 31 December 2006

			Corporate
	Personal		Investment,			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	1,499	722	340	42	(334)	258	2,527
Net fee income	500	235	252	65	4	–	1,056

Trading income excluding net interest income	40	30	240	71	89	–	470
Net interest income on trading activities	2	–	69	–	28	(258)	(159)
Net trading income	42	30	309	71	117	(258)	311
Net income/(expense) from financial instruments designated at fair value	356	(12)	3	1	(94)	–	254
Gains less losses from financial investments	3	–	–	3	34	–	40
Dividend income	1	1	1	–	(1)	–	2
Net earned insurance premiums	1,254	51	6	–	–	–	1,311
Other operating income	98	24	49	8	356	(144)	391

Total operating income	3,753	1,051	960	190	82	(144)	5,892
Net insurance claims[1]	(1,474)	(27)	(5)	–	–	–	(1,506)

Net operating income before loan impairment charges and other credit risk provisions	2,279	1,024	955	190	82	(144)	4,386
Loan impairment (charges)/ recoveries and other credit risk provisions	(64)	(31)	4	–	(11)	–	(102)

Net operating income	2,215	993	959	190	71	(144)	4,284
Total operating expenses	(756)	(259)	(482)	(112)	(300)	144	(1,765)

Operating profit/(loss)	1,459	734	477	78	(229)	–	2,519

Share of profit in associates and joint ventures	1	–	1	–	7	–	9

Profit/(loss) before tax	1,460	734	478	78	(222)	–	2,528

	%	%	%	%	%		%
Share of HSBC’s profit before tax	15.3	7.7	4.9	0.8	(2.3)		26.4
Cost efficiency ratio	33.2	25.3	50.5	58.9	365.9		40.2
Balance sheet data[2]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	35,445	23,520	20,270	3,081	1,966		84,282
Total assets	57,348	29,786	153,200	10,462	21,632		272,428
Customer accounts	118,201	41,493	24,530	11,991	476		196,691
Loans and advances to banks (net)[3]			45,023
Trading assets, financial instruments designated at fair value, and financial investments[3]			80,036
Deposits by banks[3]			4,363

1	Net insurance claims incurred and movement in policyholders’ liabilities.
2	Third party only.
3	These assets and liabilities were significant to Corporate, Investment Banking and Markets.

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Rest of Asia-Pacific (including the Middle East)

Profit/(loss) before tax by country within customer groups and global businesses

			Corporate,
	Personal		Investment
	Financial	Commercial	Banking &	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 30 June 2007
Australia	19	16	16	–	–	51
India	(13)	49	211	–	52	299
Indonesia	2	15	46	–	(5)	58
Japan	(8)	(1)	26	1	–	18
Mainland China	168	171	126	–	1,084	1,549
Malaysia	40	28	70	1	6	145
Middle East	125	220	216	1	44	606
Egypt	7	22	24	–	19	72
United Arab Emirates	62	139	93	1	–	295
Other Middle East	37	41	53	–	(3)	128

Middle East (excluding Saudi Arabia)	106	202	170	1	16	495
Saudi Arabia	19	18	46	–	28	111
Singapore	50	60	105	51	1	267
South Korea	(15)	(8)	66	–	15	58
Taiwan	(35)	13	64	–	1	43
Other	18	34	152	2	44	250

	351	597	1,098	56	1,242	3,344

Half-year to 30 June 2006
Australia	12	17	20	–	–	49
India	–	22	143	1	49	215
Indonesia	(12)	16	35	–	(12)	27
Japan	–	(2)	28	(1)	–	25
Mainland China	94	106	73	–	7	280
Malaysia	37	42	49	(1)	1	128
Middle East	160	185	201	1	12	559
Egypt	5	20	17	–	9	51
United Arab Emirates	38	105	60	–	–	203
Other Middle East	39	41	44	1	(1)	124

Middle East (excluding Saudi Arabia)	82	166	121	1	8	378
Saudi Arabia	78	19	80	–	4	181
Singapore	35	42	72	42	(6)	185
South Korea	(15)	(8)	63	–	8	48
Taiwan	(117)	14	60	–	–	(43)
Other	11	64	95	6	8	184

	205	498	839	48	67	1,657

Half-year to 31 December 2006
Australia	64	15	26	–	–	105
India	(24)	24	134	1	43	178
Indonesia	(10)	30	34	–	(10)	44
Japan	(3)	–	21	–	80	98
Mainland China	182	135	94	–	17	428
Malaysia	40	45	50	–	11	146
Middle East	75	171	195	1	34	476
Egypt	4	21	18	–	11	54
United Arab Emirates	30	97	78	–	(2)	203
Other Middle East	22	33	39	1	–	95

Middle East (excluding Saudi Arabia)	56	151	135	1	9	352
Saudi Arabia	19	20	60	–	25	124
Singapore	38	48	73	26	(5)	180
South Korea	(40)	(12)	52	–	11	11
Taiwan	(62)	23	58	–	1	20
Other	12	57	73	4	38	184

	272	536	810	32	220	1,870

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H S B C  H O L D I N G S  P L C

Business Review (continued)

Loans and advances to customers (net) by country

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Australia	9,845	9,824	8,775
India	6,216	4,139	4,915
Indonesia	1,296	1,297	1,337
Japan	3,580	3,581	3,391
Mainland China	6,787	5,477	6,065
Malaysia	8,003	7,150	7,747
Middle East (excluding Saudi Arabia)	17,047	14,553	15,622
Egypt	1,196	963	965
United Arab Emirates	10,928	9,433	10,122
Other Middle East	4,923	4,157	4,535
Singapore	10,768	10,108	9,610
South Korea	6,458	5,623	6,260
Taiwan	3,834	3,977	3,974
Other	14,340	9,110	9,878

	88,174	74,839	77,574

Customer accounts by country
	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Australia	10,345	7,652	8,491
India	8,827	5,861	7,936
Indonesia	2,082	2,090	2,082
Japan	3,944	6,069	4,186
Mainland China	9,229	5,825	6,941
Malaysia	10,629	8,500	9,640
Middle East (excluding Saudi Arabia)	26,277	17,517	21,196
Egypt	3,358	2,318	2,703
United Arab Emirates	15,362	9,200	11,166
Other Middle East	7,557	5,999	7,327
Singapore	25,885	21,007	23,517
South Korea	4,705	3,297	3,890
Taiwan	9,208	7,522	7,675
Other	16,328	11,919	13,441

	127,459	97,259	108,995

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Profit before tax

		Half-year to

	30 June	30 June	31 December
	2007	2006	2006
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m

Net interest income	1,901	1,479	1,568
Net fee income	1,010	785	837
Net trading income	797	551	630
Net income/(expense) from financial instruments designated at fair value	78	(5)	84
Gains less losses from financial investments	26	27	14
Gains arising from dilution of interests in associates	1,076	–	–
Dividend income	4	–	5
Net earned insurance premiums	109	89	85
Other operating income	360	288	477

Total operating income	5,361	3,214	3,700
Net insurance claims incurred and movement in policyholders’ liabilities	(141)	(63)	(129)

Net operating income before loan impairment charges and other credit risk provisions	5,220	3,151	3,571
Loan impairment charges and other credit risk provisions	(308)	(271)	(241)

Net operating income	4,912	2,880	3,330
Total operating expenses	(2,075)	(1,609)	(1,939)

Operating profit	2,837	1,271	1,391
Share of profit in associates and joint ventures	507	386	479

Profit before tax	3,344	1,657	1,870

	%	%	%
Share of HSBC’s profit before tax	23.6	13.2	19.5
Cost efficiency ratio	39.8	51.1	54.3
Period-end staff numbers (full-time equivalent)	81,031	63,299	72,265

Balance sheet data[1]
	US$m	US$m	US$m
Loans and advances to customers (net)	88,174	74,839	77,574
Loans and advances to banks (net)	34,678	26,459	27,517
Trading assets, financial instruments designated at fair value, and financial investments	52,189	38,538	41,585
Total assets	201,123	168,857	167,668
Deposits by banks	13,709	9,179	10,323
Customer accounts	127,459	97,259	108,995

1	Third party only.

Economic briefing

Mainland China’s economy continued to expand strongly, as GDP growth accelerated to 11.5 per cent in the first half of 2007 as urban fixed-asset investment also rose. Higher incomes triggered the fastest growth in retail sales for 10 years. Despite a slowdown in US GDP growth, Chinese exports remained strong. Concerns about CPI inflation emerged as it exceeded 3 per cent year-on-year in March, but much of this was due to supply shocks in the food sector, notably the effect on food prices of a disease among pigs. These events prompted fresh measures to tighten the economy, though they were moderate and the authorities demonstrated no desire to slow growth too sharply. As a result, bank credit and broad money supply in June grew by more than 16 per cent and 17 per cent, respectively, year-on-year. The government also moved to gently deflate the stock market by raising transaction taxes. The renminbi continued its gradual appreciation against the US dollar.

Japan’s economy, which remains the largest in the region, continued to expand in the first half of 2007. Exports rose steadily, while growth of private capital investment remained firm and consumer spending rebounded. Core consumer prices fell,

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H S B C  H O L D I N G S  P L C

Business Review (continued)

however, making it difficult for the Bank of Japan to raise interest rates. Corporate sector borrowing continued to recover, although at a modest pace.

The economies of the Middle East continued to perform well in the first half of 2007. Although headline growth rates were less than those seen in the past four years, as oil prices moderated and OPEC-mandated production cuts started to take effect, underlying performance remained very strong. Household and government consumption continued their recent upward trend as oil revenues fed into the domestic economies, supported by low real interest rates and significant population growth. Investment spending was also strong, focusing on infrastructure projects sponsored and, in some cases, financed by government. Public finances, trade and current account positions all remained robust. Domestic demand, high liquidity and the weakness of the US dollar boosted inflationary pressures although, generally, price rises remained at around 5 per cent. The region’s equity markets began to bounce back from the lows of 2005 and 2006, with the exception of Saudi Arabia, which was subdued.

Elsewhere in Asia, most economies continued to perform impressively in the first half of 2007, particularly India, Vietnam, Indonesia, the Philippines and Singapore. Export growth slowed moderately, partly due to inventory adjustment in technology sectors, although domestic consumption and investment demand generally improved, the latter in response to high capacity utilisation, low interest rates and quickening credit growth. Despite strong domestic growth and continued firmness in commodity prices, there was a general, and substantial, reduction in inflation as the effect of previous oil price rises dropped out and many currencies strengthened against the US dollar. In Indonesia and Thailand, monetary policy was eased, while in most other countries it was kept largely unchanged. The main exception was India, where consumer price inflation accelerated considerably and the Reserve Bank of India is expected to tighten monetary policy. Asian currencies were generally mixed against the US dollar in the first half of 2007, though the Indian rupee, Indonesian rupiah, Malaysian ringgit, Philippine peso and Thai baht all strengthened.

Review of business performance

HSBC’s operations in the Rest of Asia-Pacific region reported a pre-tax profit of US$3,344 million compared with US$1,657 million in the first half of 2006, an increase of 102 per cent. On an underlying basis, pre-tax profits grew by 96 per cent. During the period, exceptional profits of US$1,076 million were recognised in the ‘Other’ segment following share offerings by HSBC’s associates, Ping An Insurance, Bank of Communications and Industrial Bank. Excluding these dilution gains and on an underlying basis, profit before tax increased by 33 per cent.

HSBC’s focus on emerging markets supported continued growth in the region, with underlying net operating income (excluding dilution gains) increasing by 29 per cent, driven by strong performances in mainland China, India, the Middle East and Singapore.

CIBM’s increased profit before tax, largely from the success of coordinated global service product offerings. The rise in Commercial Banking revenues was driven by active customer acquisition and balance sheet growth. In Personal Financial Services, profit before tax increased as a result of balance sheet growth and higher fee income. Loan impairment charges decreased and credit conditions remained benign. Private Banking delivered solid progress in light of growing wealth in the region.

The following commentary is on an underlying basis.

Personal Financial Services reported a pre-tax profit of US$351 million, an increase of 62 per cent compared with the first half of 2006. Net operating income increased due to balance sheet growth and higher fee income. Loan impairment charges declined by 14 per cent and credit conditions remained benign. Continued investment in new branches and the expansion of operations caused the cost efficiency ratio to rise slightly to 68.9 per cent.

Across the region, HSBC achieved significant profit before tax growth, with six countries reporting increases of over 30 per cent. Overall, HSBC attracted 800,000 more customers than at 30 June 2006, more than half of which were located in India.

In mainland China, pre-tax profit grew by 73 per cent as a result of strong performances from associates and notable deposit growth following a 36 per cent increase in the number of customers in the operating business.

In Singapore, pre-tax profit increased by 35 per cent, as insurance increased its contribution to the business and asset spreads improved.

In the Middle East outside Saudi Arabia, pre-tax profit increased by 32 per cent. Volume-driven growth in net interest income and fees, particularly in the United Arab Emirates, drove improved performance. There was a reduced contribution from HSBC’s associate, The Saudi British Bank, as a

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result of lower stock market activity following a correction to the market in 2006.

Net interest income rose by 22 per cent, due to higher asset and deposit balances. Average deposit balances increased by 32 per cent as the Group focused on growing the mass-affluent Premier customer base. India, Singapore, and the Middle East experienced the strongest deposit growth. Other deposit initiatives included HSBC Direct in Taiwan and South Korea, which generated 120,000 new accounts, with total savings balances exceeding US$900 million, and renminbi-denominated services designed to attract new Premier clients in eight priority cities in mainland China.

Average asset balances increased and spreads widened. Average loans and advances to customers rose by 42 per cent, as both credit card and personal lending grew. Growth in the latter was particularly robust in India following the expansion of the branch network there and greater marketing activity.

Cards in circulation rose to 8.3 million and card balances were 23 per cent higher than at 30 June 2006. HSBC continued to benefit from increased cardholder spending, which grew by 32 per cent. In the Middle East, credit card balances rose by 47 per cent, due in part to a successful promotional initiative.

Average mortgage balances remained broadly in line with the first half of 2006, notwithstanding the sale of a mortgage portfolio in Australia in the second half of 2006. Excluding that transaction, growth was 7 per cent as a result of demand across the region.

Net fee income rose by 25 per cent to US$336 million, with continued strong growth in the cards and wealth management businesses. Compared with the first half of 2006, HSBC increased the number of customers in its key Premier segment by 32 per cent.

Sales of investment products across the region increased by 23 per cent. Particularly strong sales were recorded in the Middle East, South Korea, Malaysia and Singapore. In mainland China, HSBC was among the first to launch an expanded ‘Qualified Domestic Institutional Investor’ offering, providing residents with a new renminbi-denominated product. Overall, funds under management in the region grew by 12 per cent to US$10.3 billion.

Insurance premiums increased due to consumer demand and the expansion of HSBC’s distribution capabilities. This was partially offset by higher net claims. In Malaysia, HSBC Amanah Takaful launched the first shariah-compliant investment-linked structured product.

Loan impairment charges and other credit risk provisions fell by 14 per cent. In Indonesia, higher recoveries resulted from improved collection efforts and, in Taiwan, lower impairment charges were recorded, mainly due to the government debt negotiation mechanism that led to a deterioration in the credit environment and higher impairment charges in the first half of 2006. This was partially offset by higher charges for cards in India, Malaysia and Thailand.

Additional investment in building distribution platforms led to a 24 per cent rise in operating expenses to US$911 million, with the Middle East, India, South Korea and Indonesia experiencing the most substantial increases. In the Middle East, client-facing staff were hired to augment sales of loans, cards and mortgages, and IT expenditure on new internet banking and credit card infrastructure rose. In India and Indonesia, card and consumer finance-related investment costs were incurred to expand these businesses. In South Korea, increased staff and infrastructure expenditure was related to the implementation of HSBC Direct.

Income from HSBC’s investments in associates increased by 9 per cent, due to the strong performance of Ping An Insurance. In the Middle East, The Saudi British Bank’s performance decreased compared with the first half of 2006, due to the ongoing effects of a correction in the local stock market in the middle of 2006.

Commercial Banking reported a record profit before tax of US$597 million, 17 per cent higher than in the first half of 2006. The dynamic performance of the region’s economies supported active customer acquisition and strong balance sheet growth. Several major areas in the region reported increases in profit before tax in excess of 30 per cent, with outstanding performances in India, Singapore, mainland China and the United Arab Emirates. Notwithstanding expansion of these businesses through investments in staff, infrastructure and new products, the cost efficiency ratio improved by 1.8 percentage points.

HSBC’s Middle East operations continued to benefit from strong economic growth. Profit before tax grew by 18 per cent as a result of improved balance sheet utilisation, supported by a benign credit environment and greater transaction banking revenues. Profit before tax rose by 12 per cent in Egypt compared with the first half of 2006, but strong revenue growth was masked by fewer loan impairment releases.

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H S B C  H O L D I N G S  P L C

Business Review (continued)

In India and Singapore, profit before tax grew by 110 per cent and 35 per cent respectively, as net interest income benefited from higher deposit balances.

The local incorporation of HSBC’s business in mainland China added impetus to its operations by permitting the scope of services to be expanded, contributing to growth in profit before tax of 55 per cent.

In Australia, total revenues grew by 16 per cent due to new client acquisitions. Profit before tax growth was lower, however, due to the non-recurrence of impairment releases in 2006.

HSBC continued to develop its cross-border capabilities and initiatives for small businesses, rolling out small-business banking in Bahrain, Qatar and Jordan. An additional six International Banking Centres were opened in the Middle East and one in Mauritius, bringing the total in the Rest of Asia-Pacific region to 16. Country desks were established by HSBC in mainland China to facilitate cross-border transactions with South Korea and Taiwan.

Global relationship management capabilities were improved with the release of a centralised cross-border client relationship management database in ten countries. New relationship managers were recruited to the Dubai business banking unit for small business customers, increasing revenues by 39 per cent. The small and micro business customer base expanded with the implementation of a loyalty campaign, enhanced internet banking capabilities and the acquisition of Chailease Credit Services, a factoring company in Taiwan, to facilitate cross-border transactions.

Net interest income grew by 26 per cent to US$517 million, with the opening of 7 new branches in the region delivering deposit and loan growth. Campaigns targeted at growing deposit balances were initiated and growth in average deposits was 43 per cent. Interest rate rises contributed to higher deposit spreads.

In India, a strategic expansion into provincial cities helped trigger strong deposit and lending growth which combined with widening asset spreads to increase small and medium business income by 46 per cent.

In the Middle East, HSBC generated higher net interest income from increases in both liabilities and lending, particularly in the United Arab Emirates. Balances rose as regional liquidity growth underpinned an increase in domestic purchasing power in Middle Eastern countries. The resultant rise in demand for goods and services stimulated trade in the region.

In mainland China, marketing campaigns stimulated strong growth in both assets and liabilities. Net interest income also benefited from a significant increase in liability spreads, and a campaign for deposit accounts led customers to open new foreign currency accounts.

Lending balances in Malaysia grew after successful campaigns focused on identifying and following up on new business. The cross-border referral system used by HSBC, ‘Global Links’, and regional alignments were instrumental in growing successful referrals by 75 per cent. Campaigns targeted at increasing liability balances were launched in Taiwan and Australia.

Net fee income increased by 22 per cent, driven by higher trade services income and guarantee fees in the Middle East, and growth in credit and custody fees in India. HSBC introduced a number of initiatives to support small and medium business trade, including ‘TradeSmart’ in Malaysia and ‘Tradeline’ in Bangladesh. HSBC continued to invest in direct channel capabilities, and customers initiated more transactions using business internet banking.

Trading income increased by 32 per cent as a result of the recently launched online e-trading platform, which drove additional volume, and increased customer demand for hedging products in India and Singapore.

Revenues from insurance products in Singapore grew by 112 per cent as a result of increased general insurance business and higher investment income.

Loan impairment charges of US$54 million compared with net releases in 2006, largely due to higher loan volumes and fewer releases of allowances, particularly in Australia and Malaysia. Higher loan volumes and downgrades of a few customers in Sri Lanka, Thailand and Malaysia increased loan impairment charges but these were partly offset by recoveries on specific accounts in Singapore and Mauritius and reduced loan impairment charges in the Middle East, primarily due to the release of collective impairments. In the first half of 2006, there was a modest net recovery of loan impairment charges.

Total operating expenses grew by 20 per cent, driven by additional staff costs and performance-related expenses in India, the Middle East and mainland China. Higher costs in the region largely reflected increased sales and support staff for business initiatives and expansion. IT and marketing expenses were incurred in expanding direct banking

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capabilities in South Korea and adding new branches in India, mainland China and Malaysia. A dedicated Commercial Banking call centre was opened in the Philippines.

Income from associates increased by 43 per cent, as Ping An Insurance, Bank of Communications and Industrial Bank in mainland China all generated higher income.

Corporate, Investment Banking and Markets in Rest of Asia-Pacific reported a pre-tax profit of US$1,098 million, which represented 26 per cent of the global business’s pre-tax profits, and a rise of 28 per cent compared with the first half of 2006. The strong performance was driven by the effective distribution of global products to HSBC’s clients throughout the region. The cost efficiency ratio improved by 0.6 percentage points to 34.1 per cent.

In the Middle East, a 7 per cent rise in pre-tax profit reflected strong income streams across most major businesses. HSBC’s operations in India reported a 40 per cent increase in pre-tax profits with significant growth in net interest income and trading revenues.

In mainland China, pre-tax profits grew by 65 per cent, driven by strong growth in deposits and higher income from securities services and payments and cash management activities.

In each of Singapore, Thailand and Malaysia, CIBM reported increases in pre-tax profits of more than 30 per cent, primarily due to improvements in balance sheet management revenues and strong trading and fee income.

Total operating income increased by 27 per cent to US$1,494 million, against a backdrop of rapid growth in regional economies. Net interest income grew significantly, partly due to higher revenues in the payment and cash management business across most countries, with notable contributions from businesses in India, mainland China and Singapore. The benefit of higher deposit balances, driven by buoyant local economies, was enhanced by improved spreads following increases in interest rates. Balance sheet management also reported an increase, as funds from maturing assets were reinvested at higher yields.

Net fees increased by 25 per cent to US$409 million. Higher revenues in securities services reflected increased client volumes, encouraged by continuing investor confidence in local stock markets. Assets under custody grew significantly, in part due to the acquisition of Westpac’s sub-custody business in Australia and New Zealand in the second half of 2006.

The rise in net trading income was principally due to increased credit and rates and foreign exchange revenues across most countries, particularly in India, Indonesia, Malaysia and Thailand. Higher volumes were driven by increased volatility in foreign exchange and interest rates, as customer appetite for risk management products grew.

In the Middle East, the structured derivatives business gained momentum as demand for structured interest rate products from institutional and corporate customers continued. Underwriting and syndication fees were boosted by a number of high profile mandates, reflecting HSBC’s strength in distribution and market-making activities.

Loan impairment charges were broadly in line with the comparable period in 2006.

Operating expenses increased by 25 per cent, partly due to higher performance-related incentives in response to robust growth in operating income. Higher volumes in the payments and cash management and securities services businesses led to increases in operating expenses. In Global Markets, support costs increased, particularly IT-related costs, reflecting initiatives to strengthen HSBC’s operations in the region.

The share of profits in associates and joint ventures increased by 23 per cent reflecting higher contributions from HSBC’s investments in Bank of Communication and Industrial Bank.

In the first half of the year, Private Banking delivered solid progress and, in light of growing wealth in the region, continued to invest in the expanding business. Pre-tax profits of US$56 million were 17 per cent higher than in the first half of 2006. Growth in operating income was strong across the region, with the largest contribution from Singapore. In Japan and India, investment to expand HSBC’s Private Banking operations continued. The cost efficiency ratio of 48.6 per cent was 3.4 percentage points better than at 30 June 2006.

Net interest income rose by 56 per cent to US$28 million, driven primarily by enhanced treasury performance and higher lending to clients in Singapore.

Fee income of US$52 million was 33 per cent ahead of the first half of 2006. In Japan, strong sales of fund products following increased sales and marketing activity boosted fee income and, in Singapore, strong appetite among clients for exposure to strongly performing stock markets drove higher sales of structured products.

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Business Review (continued)

Trading and other operating income decreased due to the effect of interest rate increases on money market spreads.

Client assets were 7 per cent greater than at 31 December 2006, with most of the increase invested in equities and funds.

Operating expenses were slightly higher than in the first half of 2006, as continued investment expenditure in building up onshore operations in Japan and India was partly offset by the release of deferred compensation expenses in Singapore.

     Other recorded dilution gains of US$1,076 million following share offerings made in Shanghai by HSBC’s three associates: Ping An Insurance, Bank of Communications and Industrial

Bank, which all successfully raised new capital. The consequent dilution of HSBC’s interests was considerably less than its share of the new monies raised, resulting in the gains recognised. For further details see Note 19 on the Financial Statements.

Activity in the Group Service Centres, primarily in India and China, continued to grow, reflecting expansion in the type and volume of tasks undertaken, supported by a 22 per cent increase in staff numbers to nearly 29,000. Costs rose by 32 per cent, substantially all of which were recharged to HSBC’s customer groups and global businesses.

During the first half of 2007, three additional Group Service Centres became operational, with a further two under development.

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Profit before tax and balance sheet data by customer group and global business

	Half-year to 30 June 2007

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	914	517	551	28	66	(175)	1,901
Net fee income	336	202	409	52	11	–	1,010
Trading income excluding net interest income	34	58	475	35	4	–	606
Net interest income/(expense) on trading activities	(1)	–	14	–	3	175	191
Net trading income	33	58	489	35	7	175	797
Net income from financial instruments designated at fair value	55	3	5	–	15	–	78
Gains less losses from financial investments	2	4	19	–	1	–	26
Gains arising from dilution of interests in associates	–	–	–	–	1,076	–	1,076
Dividend income	–	–	1	–	3	–	4
Net earned insurance premiums	100	9	–	–	–	–	109
Other operating income	20	8	20	(6)	387	(69)	360

Total operating income	1,460	801	1,494	109	1,566	(69)	5,361
Net insurance claims[1]	(137)	(4)	–	–	–	–	(141)

Net operating income before loan impairment charges and other credit risk provisions	1,323	797	1,494	109	1,566	(69)	5,220
Loan impairment charges and other credit risk provisions	(252)	(54)	(2)	–	–	–	(308)

Net operating income	1,071	743	1,492	109	1,566	(69)	4,912
Total operating expenses	(911)	(313)	(510)	(53)	(357)	69	(2,075)

Operating profit	160	430	982	56	1,209	–	2,837
Share of profit in associates and joint ventures	191	167	116	–	33	–	507

Profit before tax	351	597	1,098	56	1,242	–	3,344

	%	%	%	%	%		%
Share of HSBC’s profit before tax	2.5	4.2	7.8	0.4	8.7		23.6
Cost efficiency ratio	68.9	39.3	34.1	48.6	22.8		39.8

Balance sheet data[2]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	31,768	25,996	27,575	2,716	119		88,174
Total assets	38,544	31,553	116,396	6,791	7,839		201,123
Customer accounts	44,686	28,803	44,126	9,092	752		127,459
Loans and advances to banks (net)[3]			28,663
Trading assets, financial instruments designated at fair value, and financial investments[3]			46,674
Deposits by banks[3]			12,860

For footnotes, see page 51.

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H S B C   H O L D I N G S   P L C

Business Review (continued)

Profit before tax and balance sheet data by customer group and global business (continued)

	Half-year to 30 June 2006

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	720	400	405	18	33	(97)	1,479
Net fee income	259	162	322	39	3	–	785
Trading income/(expense) excluding net interest income	28	43	376	43	(9)	–	481
Net interest income/(expense) on trading activities	1	–	(28)	–	–	97	70
Net trading income/(expense) .	29	43	348	43	(9)	97	551
Net income/(expense) from financial instruments designated at fair value	(9)	–	1	–	3	–	(5)
Gains less losses from financial investments	–	2	28	(1)	(2)	–	27
Dividend income	–	–	–	–	–	–	–
Net earned insurance premiums	77	12	–	–	–	–	89
Other operating income	11	4	43	1	273	(44)	288

Total operating income	1,087	623	1,147	100	301	(44)	3,214
Net insurance claims[1]	(57)	(6)	–	–	–	–	(63)

Net operating income before loan impairment charges and other credit risk provisions	1,030	617	1,147	100	301	(44)	3,151
Loan impairment (charges)/ recoveries and other credit risk provisions	(289)	19	(1)	–	–	–	(271)

Net operating income	741	636	1,146	100	301	(44)	2,880
Total operating expenses	(707)	(252)	(400)	(52)	(242)	44	(1,609)

Operating profit	34	384	746	48	59	–	1,271
Share of profit in associates and joint ventures	171	114	93	–	8	–	386

Profit before tax	205	498	839	48	67	–	1,657

	%	%	%	%	%		%

Share of HSBC’s profit before tax	1.6	4.0	6.7	0.4	0.5		13.2
Cost efficiency ratio	68.6	40.8	34.9	52.0	80.4		51.1
Balance sheet data[2]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	28,879	19,784	23,589	2,460	127		74,839
Total assets	32,806	23,737	97,571	6,299	8,444		168,857
Customer accounts	34,932	20,436	34,350	7,399	142		97,259
Loans and advances to banks (net)[3]			20,652
Trading assets, financial instruments designated at fair value, and financial investments[3]			31,368
Deposits by banks[3]			8,527

For footnotes, see page 51.

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	Half-year to 31 December 2006

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	800	448	397	17	28	(122)	1,568
Net fee income	265	168	366	29	9	–	837
Trading income excluding net interest income	33	43	341	31	6	–	454
Net interest income/(expense) on trading activities	(1)	–	28	–	27	122	176
Net trading income	32	43	369	31	33	122	630
Net income from financial instruments designated at fair value	68	4	3	–	9	–	84
Gains less losses from financial investments	2	–	10	–	2	–	14
Dividend income	–	–	1	–	4	–	5
Net earned insurance premiums	71	14	–	–	–	–	85
Other operating income	97	16	18	(1)	394	(47)	477

Total operating income	1,335	693	1,164	76	479	(47)	3,700
Net insurance claims[1]	(123)	(5)	–	–	(1)	–	(129)

Net operating income before loan impairment charges and other credit risk provisions	1,212	688	1,164	76	478	(47)	3,571
Loan impairment (charges)/recoveries and other credit risk provisions	(256)	10	6	–	(1)	–	(241)

Net operating income	956	698	1,170	76	477	(47)	3,330
Total operating expenses	(886)	(302)	(469)	(44)	(285)	47	(1,939)

Operating profit	70	396	701	32	192	–	1,391
Share of profit in associates and joint ventures	202	140	109	–	28	–	479

Profit before tax	272	536	810	32	220	–	1,870

	%	%	%	%	%		%

Share of HSBC’s profit before tax	2.8	5.6	8.5	0.3	2.3		19.5
Cost efficiency ratio	73.1	43.9	40.3	57.9	59.6		54.3
Balance sheet data[2]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	28,911	21,912	24,311	2,313	127		77,574
Total assets	35,317	26,335	93,605	6,476	5,935		167,668
Customer accounts	38,557	24,228	36,623	8,929	658		108,995
Loans and advances to banks (net)[3]			22,171
Trading assets, financial instruments designated at fair value, and financial investments[3]			36,580
Deposits by banks[3]			9,849

1	Net insurance claims incurred and movement in policyholders’ liabilities.
2	Third party only.
3	These assets and liabilities were significant to Corporate, Investment Banking and Markets.

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H S B C   H O L D I N G S   P L C

Business Review (continued)

North America

Profit/(loss) before tax by country within customer groups and global businesses

			Corporate,
	Personal		Investment
	Financial	Commercial	Banking &	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Half-year to 30 June 2007
United States	1,336	215	292	50	(44)	1,849
Canada	145	222	120	4	2	493
Bermuda	7	40	24	6	16	93

	1,488	477	436	60	(26)	2,435

Half-year to 30 June 2006[1]
United States	2,886	206	273	37	(145)	3,257
Canada	122	220	49	–	2	393
Bermuda	9	38	25	1	16	89
Other	–	–	2	–	–	2

	3,017	464	349	38	(127)	3,741

Half-year to 31 December 2006
United States	242	236	(74)	70	(119)	355
Canada	131	217	140	–	15	503
Bermuda	1	40	6	6	13	66
Other	–	–	2	–	1	3

	374	493	74	76	(90)	927

Loans and advances to customers (net) by country

	Half-year to

	30 June	30 June	31 December
	2007	2006[1]	2006
	US$m	US$m	US$m

United States	233,592	227,690	236,188
Canada	45,510	39,181	39,584
Bermuda	2,193	1,999	2,215

	281,295	268,870	277,987

Customer accounts by country

	Half-year to

	30 June	30 June	31 December
	2007	2006[1]	2006
	US$m	US$m	US$m

United States	93,325	86,053	84,560
Canada	32,744	28,989	28,668
Bermuda	8,328	8,464	7,694

	134,397	123,506	120,922

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

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Profit before tax

		Half-year to

	30 June	30 June	31 December
	2007	2006[1]	2006
North America	US$m	US$m	US$m

Net interest income	7,307	6,996	7,272
Net fee income	2,904	2,312	2,454
Net trading income	622	959	399
Net income/(expense) from financial instruments designated at fair value	81	24	(87)
Gains less losses from financial investments	53	40	18
Dividend income	64	39	46
Net earned insurance premiums	231	238	254
Other operating income	342	365	557

Total operating income	11,604	10,973	10,913
Net insurance claims incurred and movement in policyholders’ liabilities	(124)	(117)	(142)

Net operating income before loan impairment charges and other credit risk provisions	11,480	10,856	10,771
Loan impairment charges and other credit risk provisions	(3,820)	(2,172)	(4,624)

Net operating income	7,660	8,684	6,147
Total operating expenses	(5,235)	(4,974)	(5,219)

Operating profit	2,425	3,710	928
Share of profit in associates and joint ventures	10	31	(1)

Profit before tax	2,435	3,741	927

	%	%	%
Share of HSBC’s profit before tax	17.2	29.9	9.7
Cost efficiency ratio	45.6	45.8	48.5
Period-end staff numbers (full-time equivalent)	56,693	54,884	55,642

Balance sheet data[2]
	US$m	US$m	US$m
Loans and advances to customers (net)	281,295	268,870	277,987
Loans and advances to banks (net)	18,643	16,753	17,865
Trading assets, financial instruments designated at fair value, and financial investments	149,004	141,631	145,700
Total assets	519,693	495,895	511,190
Deposits by banks	13,043	10,026	11,484
Customer accounts	134,397	123,506	120,922

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.
2	Third party only.

Economic briefing

US economic growth slowed in the early part of 2007 but subsequently appeared to regain some momentum. Annualised real growth rates of 2 per cent and 2.5 per cent were recorded in GDP and consumer spending, respectively, in the first half of the year. The volume of residential investment dropped at an annualised rate of 12.8 per cent in the first part of 2007, however. Home building and home sales continued to fall, and home price appreciation slowed, with some regions experiencing outright declines in house prices. Employment conditions were characterised by steady job gains and an average unemployment rate of 4.5 per cent.

In June, total CPI inflation was 2.7 per cent year-on-year, reflecting higher food and fuel prices. However, core CPI (excluding food and energy) was 2.2 per cent, partly due to the general slowdown in the residential property market. Having last raised interest rates in June 2006, the Federal Reserve Board left the federal funds rate unchanged at 5.25 per cent throughout the first half of 2007.

Canada’s economic growth in early 2007 was solid, with annualised real GDP growth of 3.7 per cent in the first quarter. Strong housing market activity helped boost consumer spending on goods and services, which rose by 3.9 per cent annualised in the first quarter. Residential investment spending

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H S B C   H O L D I N G S   P L C

Business Review (continued)

rose by 7.5 per cent annualised in the first quarter, the first increase in a year. By contrast, investment in non-residential construction slowed while machinery and equipment investment fell for the first time since 2002. Core inflation in June rose to 2.2 per cent, the highest since March 2003. The Canadian dollar appreciated by more than 8 per cent against the US dollar in the first half of the year, boosted by strong demand and firm commodity prices. The Bank of Canada left the overnight target rate unchanged at 4.25 per cent throughout the period but raised rates by 25 basis points to 4.5 per cent in early July.

Review of business performance

HSBC’s operations in North America reported a pre-tax profit of US$2,435 million compared with US$3,741 million in the first half of 2006, a decrease of 35 per cent. Compared with the second half of 2006, profit before tax improved significantly.

On an underlying basis, pre-tax profits declined by 35 per cent. Underlying net operating income before loan impairment charges was 6 per cent higher, mainly as a result of increased net fee income from the card services business within Personal Financial Services. This was more than offset by increased loan impairment charges in the mortgage services and consumer lending businesses as a result of higher delinquencies. In part, this reflected the combination of higher lending and the deterioration in credit quality within the mortgage services business. It also reflected the abnormally low level of impairment recognised in the first half of 2006 as a consequence of bankruptcy law changes in the fourth quarter of 2005. A rise in Commercial Banking income, driven by balance sheet growth, covered increased expenses incurred in support of regional and business expansion. CIBM’s revenue increased by 8 per cent, notwithstanding lower balance sheet management income. In Private Banking, revenues increased, driven by a rise in customer numbers.

The following commentary is on an underlying basis.

Personal Financial Services generated a pre-tax profit of US$1,488 million, down by 51 per cent on the first half of 2006 but a substantial recovery of 301 per cent compared with the second half of the year. The combination of higher loan impairment charges, increased collection expenses in mortgage services and higher marketing expenditure in support of business expansion in the consumer finance company and retail bank, outweighed the rise in revenues from balance sheet growth and improved fee income.

In the US, pre-tax profit declined by 54 per cent to US$1,336 million due to higher loan impairment charges and the effect of lower asset growth, largely driven by HSBC’s planned reduction in mortgage balances in the mortgage services business, discussed more fully below. The rise in loan impairment charges partly reflected asset growth and portfolio seasoning, but was also due to deterioration in sub-prime mortgages originated through the mortgage services channel. The credit quality of second lien and certain portions of first lien loans originated during 2005 and 2006 continued to deteriorate against historical experience, but remained broadly in line with management expectations established at the beginning of the year. The rate of increase in delinquency slowed compared with full year 2006 delinquencies, as management initiatives on collection took effect.

In Canada, profit before tax grew by 18 per cent to US$145 million, reflecting strong asset and deposit growth and a gain on a sale of shares in the Montreal Exchange.

Net interest income grew by 1 per cent to US$6,545 million. In the US, net interest income was marginally higher. Lending balances rose, with notably strong growth in the credit card portfolio. Mortgage balances increased only modestly, as growth in this area was restricted by steps taken to reduce HSBC’s exposure to correspondent mortgages acquired through the mortgage services business. Also, in March 2007 HSBC made the decision to stop purchasing new originations from correspondents. Deposit balances grew too, but liability spreads declined which, together with a narrowing of asset spreads from higher funding costs, largely offset the benefits of balance sheet growth.

Average deposit balances were 25 per cent higher, driven by the continued success of the online savings product. During the first half of 2007, a special promotional rate offer led to 149,000 new account openings and attracted US$4.6 billion of new balances. By 30 June 2007, online savings balances through HSBC Direct had reached US$12.0 billion and customer numbers exceeded 560,000 with US$7.1 billion of new average balances added in the previous 12 months. Growth in Premier, where customer numbers rose by 21 per cent, together with new balances generated from the ongoing branch expansion programme, contributed further to the rise. The financial benefit of higher balances was moderated by the use of competitive pricing to increase customer acquisition, and a change in product mix as customers migrated to higher yielding deposits.

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The slowdown in the US housing market noted in 2006 continued into 2007, evidenced by the deterioration in key indicators such as sales of new and existing homes and levels of house building activity. Average mortgage balances rose by 2 per cent to US$124.4 billion. Average mortgage balances generated through the consumer lending branch network rose by 20 per cent, primarily driven by increased sales of these branch-based products and lower levels of repayments. The US$2.5 billion Champion mortgage portfolio purchased from KeyBank, NA in the final quarter of 2006 also contributed to the rise.

In the mortgage services correspondent business, average balances fell by 4 per cent to US$46.8 billion, reflecting HSBC’s planned strategy to reduce balances in this business. As part of this, HSBC took a decision in March 2007 to stop purchasing new loans from correspondents. In addition, in the first half of 2007, a total of US$2.7 billion of loans which did not include any loans that were 30 days or more delinquent were sold which, along with normal loan repayments, contributed to the decrease in balances.

Prime mortgage balances also continued to fall as HSBC sold down the majority of new loan originations to government-sponsored enterprises and private investors, and elected not to replace portfolios being run-off. Changes in product mix in the mortgage portfolio, reflecting a higher proportion of non-prime mortgages, together with re-pricing initiatives, led to improved yields but, despite this, spreads declined as a result of higher funding costs.

Average credit card balances rose by 13 per cent, partly due to strong organic growth in the core and Metris credit card portfolios from increased marketing. The upgrading and re-launch of the Union Privilege product, growth in the General Motors’ programme and lower levels of repayments in these portfolios contributed further to the increase in balances. Improved yields from repricing and a change in mix to higher levels of non-prime balances offset the impact of higher funding costs, with the subsequent improvement in margins augmenting the benefits of volume growth.

In retail services, average balances rose by 5 per cent, driven by a combination of organic growth and the launch of new co-branded relationships, notably with Best Buy and Saks Fifth Avenue. This benefit compensated for reduced spreads, as a large portion of the book priced at fixed rates was affected by higher funding costs as interest rates rose. Spreads were also reduced by changes in the product mix.

Rising interest rates, higher fuel prices and reductions in the level of incentive programmes offered by car manufacturers led to an almost 5 per cent decline in total industry sales from franchised dealerships. Notwithstanding this, HSBC grew average vehicle loan balances by 6 per cent, mainly from the successful development of the consumer direct channel, as sales generated online and through direct mailings increased by over 50 per cent. The strengthening of relationships with active dealers and higher refinancing volumes, which were driven by improved pricing and increased operational capacity, also contributed to the overall increase. Spreads declined slightly, reflecting changes in product mix from the dealer channel towards near-prime customers and higher funding costs.

Personal non-credit card average loan balances rose by 6 per cent, as a result of targeted direct mail campaigns and higher average loan amounts per customer.

In Canada, net interest income rose by 17 per cent due to lending and deposit growth, partly offset by reduced asset and deposit spreads.

Average deposit balances in Canada grew by 11 per cent, as HSBC continued to improve its high rate savings and direct banking propositions with a new high-yielding online savings account. Together, these successfully generated over US$906 million of incremental balances, of which US$98 million came from new customers to HSBC. The consequent change in product mix, combined with competitive pricing pressures, led to reduced deposit spreads, partly offsetting the benefit of balance growth.

Average lending balances were 15 per cent higher, as strong economic conditions fuelled customer demand for credit assumed through cards and personal loans. A strong Canadian housing market and ongoing branch expansion in consumer finance led to higher mortgage balances. Motor vehicle balances grew from the expansion of the motor finance programme. The greater proportion of secured lending balances and competitive market conditions resulted in a narrowing of asset spreads which partly offset the income benefits from asset growth.

Net fee income grew by 28 per cent to US$2,332 million, largely in the US credit cards and retail services businesses, reflecting volume growth and better cross-selling of enhancement services.

In the US retail bank’s mortgage business, net fee income declined. Although increased volumes of mortgage loans serviced led to higher gross servicing fees, this was more than offset by higher

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H S B C  H O L D I N G S  P L C

Business Review (continued)

amortisation charges and lower releases of impairment allowances on mortgage servicing rights. In the taxpayer financial services business, a change in contractual terms led to additional payments being made to business partners which resulted in an 8 per cent fall in fee income.

Trading income went from a profit of US$215 million in the first half of 2006 to a loss of US$97 million in the first half of 2007. The 2007 results reflected lower market prices and a decline in market liquidity for wholesale mortgages which affected the Decision One mortgage business. By contrast, the results in 2006 benefited from significantly higher volumes of loans sold in a better market environment. The Decision One trading portfolio at 30 June 2007 has been reduced from the level held at the end of 2006.

The reduction in gains less losses from financial instruments reflected the non-recurrence of the proceeds related to the MasterCard Incorporated IPO. This was partly mitigated by a gain on the sale of shares held in the Montreal Exchange.

Other operating income declined by 26 per cent, primarily from losses arising on asset sales following branch closures in the mortgage services business, along with lower income in the retail services business. This was partly offset by lower incremental losses on the sale of foreclosed assets, reflecting the establishment of substantial reserves in the latter part of 2006, and a gain following the sale and leaseback of a building previously owned by HSBC’s US bank.

Loan impairment charges and other credit risk provisions rose by 78 per cent to US$3,774 million.

In the US, loan impairment charges rose by 80 per cent. This reflected asset growth and portfolio seasoning in the consumer lending and cards businesses, as well as the deterioration noted above in sub-prime mortgages originated within the mortgage services business. Impairment charges in the corresponding period in 2006 were also abnormally low from the effects of changes in bankruptcy legislation. Although 2007 bankruptcy levels were higher than the equivalent period in 2006, filings remained below historical trends.

In the mortgage services business, loan impairment charges increased significantly, driven by higher delinquency and losses, largely as a result of the affected 2005 and 2006 originations progressing to various stages of delinquency and then to write-off. Although delinquencies rose, this rate of growth slowed during 2007, broadly in line with management expectations. Numerous risk mitigation efforts were implemented relating to the affected components of the mortgage services portfolio. These included enhanced segmentation and analytics in order to identify the higher risk portions of the portfolio and increased levels of collections activity. In the second half of 2006, HSBC slowed growth in this portion of the portfolio by implementing re-pricing initiatives in selected origination segments and tightening underwriting criteria, especially for second lien, stated income, and lower credit scoring segments. In March this year, HSBC announced the decision to discontinue correspondent channel acquisitions in this business. The Decision One mortgage broker business was also restructured in light of significant changes in the wholesale mortgage industry. Loan processing and underwriting functions were centralised and the number of operating centres reduced from 17 to 2. Portions of the mortgage services portfolio are expected to remain under pressure as the 2005 and 2006 originations further progress to various stages of delinquency and ultimately to write-off.

Mortgage services’ loan impairment allowances of US$2.1 billion at 30 June 2007 were consistent with the balance at 31 December 2006 and reflect the best estimate of losses in the portfolio. The balance at 30 June 2007 was broadly in line with the end of 2006, as a significant portion of interest rate resets on first lien adjustable rate mortgages (‘ARMs’), including second lien customers with underlying first lien ARMs, have yet to occur and HSBC remains cautious about losses inherent in this portfolio due to economic factors beyond HSBC’s control. The loan impairment charge for mortgage services was US$760 million in the period, with write-offs net of recoveries of US$680 million.

The consumer lending business also experienced higher loan impairment charges, from balance growth, portfolio seasoning and increased loss severity on second lien loans acquired between 2004 and the third quarter of 2006. A more normalised level of bankruptcy filings after the exceptionally low levels experienced in 2006 also contributed to the increase.

An 84 per cent rise in credit card loan impairment charges resulted from balance growth, an increase in bankruptcies following the abnormally low levels seen in 2006, and changes in the product mix as sub-prime and near-prime balances rose faster than prime loans.

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In Canada, loan impairment charges rose by 25 per cent as a result of balance growth and higher delinquency rates in credit cards and vehicle financing portfolios.

Operating expenses grew by 3 per cent to US$3,783 million. In the US, costs increased by 3 per cent. Staff costs were higher following the recruitment in the consumer finance business to support asset growth and increased collections activity in mortgage services. Employee severance costs grew, partly reflecting the effects of terminating mortgage purchases from correspondents and the restructuring of Decision One. These increases were partly offset by reduced incentive costs, largely attributable to lower originations in mortgage services.

The rise in non-staff costs was mostly due to increased marketing expenditure on growing the core and Metris credit card portfolios, and promoting the co-branded portfolio in retail services. Marketing costs in the retail bank grew from branding initiatives at the John F Kennedy International and La Guardia airports, and expansion of the branch network. Several campaigns to promote online savings, mortgages and card products also contributed to the increase. Other administrative and support expenses rose, fuelled by higher business volumes. Higher costs were also incurred following a rise in the number of foreclosed properties.

Operating expenses increased by 11 per cent in Canada. Staff costs rose due to branch expansion, from ongoing investments in new initiatives and to support revenue growth. Higher marketing costs reflected various promotions, principally relating to the direct savings product and brand awareness campaigns. Other administrative and support costs grew in response to higher levels of transactions, and from the development of a new customer website.

Commercial Banking’s pre-tax profits of US$477 million rose by 3 per cent compared with the first half of 2006. In the US, significant resources were dedicated to expanding various commercial lending businesses and regional offices, which resulted in a rise in loan and deposit balances. The growth of the branch network and consequent rise in staffing levels in 2006, the expansion of the range of loan and deposit products offered to small businesses and mid-market commercial customers, and increased marketing efforts resulted in average commercial loans and deposits being 2 per cent and 20 per cent higher, respectively, in the first six months of 2007 compared with the same period in 2006. HSBC Bank USA launched a ‘Green Campaign’ targeting new customers with a package of incentives for those switching to online bill payments.

In Canada, profits before tax also rose. Balance sheet growth was strong and credit fees improved.

Net interest income increased by 16 per cent to US$740 million. In the US, the 15 per cent rise was driven by strong growth from small, micro and medium sized business customers. This reflected the continued efforts made by HSBC to further develop its operations through a combination of increased geographical distribution and new products designed to cater for small and medium business customers, supported by the recruitment of additional sales staff and higher levels of marketing activity. The restructuring of the branch sales force dedicated to small and micro business customers also contributed to the rise in net interest income.

Average deposit balances in the US rose by 20 per cent, reflecting geographical expansion, marketing campaigns and a greater emphasis on generating deposits from small and micro business customers. Continued migration to higher yielding products led to a change in product mix, with the subsequent reduction in spreads partly offsetting the income benefits from volume growth.

Lending balances in the US were 2 per cent higher. Geographical expansion continued as 10 new branches were opened which contributed to loan growth from small and micro business customers. A greater focus on attracting higher volumes from mid-market customers, particularly from the new offices opened in recent years, also contributed to the overall increase. The rate of overall balance growth, however, was subdued following a tightening of underwriting standards for certain loans made to small and micro business customers and a slowdown in the commercial real estate market. Lending spreads narrowed, partly offsetting the income benefits from volume growth.

In Canada, net interest income increased by 16 per cent. Average deposit balances rose by 22 per cent, attributable to a combination of higher payments and cash management balances following significant investments made to develop new products, and the acquisition of new customers. There was also an improvement in deposit spreads.

Demand for lending remained strong, reflecting favourable economic conditions as average lending balances rose by 18 per cent. There was particularly robust growth in non-real estate lending as this was promoted ahead of real estate in order to meet regulatory guidelines to limit overall exposure to real

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H S B C  H O L D I N G S  P L C

Business Review (continued)

estate loans. Lending spreads remained in line with 2006.

In Bermuda, net interest income increased by 24 per cent. Deposit balances declined but this was more than offset by improved liability spreads in a rising interest rate environment. Average lending balances rose by 29 per cent, reflecting strong demand for commercial real estate lending.

Net fee income rose by 1 per cent to US$152 million. In the US, fee income was 6 per cent higher, reflecting geographical and business expansion initiatives which led to increased card and service deposit fees. A rise in the level of foreign exchange transactions resulted in improved fees from mid-market customers. Real estate servicing fees increased, following a new initiative whereby corporate real estate loans originated by HSBC were sold with servicing rights retained to Fannie Mae, a government-sponsored agency. By contrast, commercial mortgage syndication fees declined, due to lower volumes and cyclical market conditions.

In Canada, fee income fell, but this was mainly attributable to the adverse effect of a fair value adjustment on guarantee fees, and a reclassification of fees related to the Canadian Immigrant Investor Programme to the Personal Financial Services segment. Excluding these factors, fee income rose, primarily driven by higher credit fees.

Loan impairment charges of US$46 million were 48 per cent, or US$15 million, higher than in the first half of 2006. In the US, the rise reflected asset growth and a return to a credit environment more in keeping with historical trends. Strong asset growth led to higher impairment charges in Canada, but credit conditions remained favourable in the robust economic climate, consequently charges remained low compared with historical levels. In Bermuda, the increase in impairment charges was due to the non-recurrence of a corporate debt recovery.

Operating expenses increased by 14 per cent to US$443 million. In the US, expenses grew by 20 per cent, as geographical and business expansion led to increased staff and administrative costs. The 3 per cent rise in Canada was attributable to higher staff costs to support growth initiatives, annual pay rises and increased bonus costs from improved revenues.

Income from associates fell, following the non-recurrence of revaluation gains. Excluding this, income from associates rose, driven by an improved performance of HSBC’s private equity investments in Canada.

Corporate, Investment Banking and Markets in North America, reported a pre-tax profit of US$436 million, which represented 10 per cent of the global business’s pre-tax profits, and a rise of 25 per cent compared with the first half of 2006. Total operating income of US$1,197 million was 8 per cent higher than in the first half of 2006. In 2005 and 2006, targeted expansion of the sales and trading operations and various treasury activities resulted in a wider range of product offerings, increased marketing of those products, and an expanded infrastructure to support business growth. As a result of these initiatives, corporate loans, trading assets and deposits in the US increased in the first six months of 2007 compared with the same period in 2006.

The increase in net interest income was driven by lower funding costs and higher net interest income from payments and cash management activities, reflecting the benefit of growing deposit balances. Balance sheet management activities continued to be adversely affected by a rise in short-term interest rates and a flat yield curve.

Net fee income was in line with the first half of 2006. Payments and cash management and securities recorded a 21 per cent increase in transaction fees as higher volumes were generated from a wider range of product offerings and assets under custody grew significantly since the end of 2006.

Net trading income increased by 7 per cent. Derivatives trading revenue from structured products increased by 86 per cent due to a broader product offering in structured credit and emerging market derivatives. Credit and rates activity was adversely affected by widening credit spreads, while the metals business reported a decline as customer volumes decreased against the backdrop of relatively lower precious metals prices. Foreign exchange activities and revenues remained strong throughout 2007, driven by the continued weakening of the US dollar.

The benign corporate credit environment experienced in recent years continued and a small release of impairment allowances was reported.

Operating expenses were broadly in line with the first half of 2006 and some 12 per cent lower than in the second half of the year.

Private Banking reported pre-tax profits of US$60 million, an increase of 54 per cent compared with the first half of 2006. The cost efficiency ratio of 74.2 per cent was 2.8 per cent worse than the comparable prior period. Encouraging growth in revenues was driven by strong increases in net interest income and fees, buoyed by a rise in high net

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worth customers. This was supported by increased referrals from within the wider HSBC group compared with the first half of 2006. Loan impairment charges fell significantly, improving by US$18 million to US$12 million.

Net interest income of US$117 million was 15 per cent higher than in the first half of 2006, driven by strong balance sheet growth, with a slight reduction in spreads. Growth in lending balances was driven by the ‘Tailored Mortgage Solutions’ product, where balances reached US$364 million, while deposit inflows from offshore clients contributed to growth in customer accounts. Overall, average deposit balances rose by 20 per cent and average lending balances increased by 13 per cent.

Demand from clients for HSBC’s discretionary managed products and the ‘Universal Investor’ insurance product, which wraps an investment portfolio and facilitates risk management, contributed to an 18 per cent increase in net fee income, which reached US$140 million.

Client assets grew by 4 per cent to US$45 billion. Very strong demand from clients for the discretionary managed SIS and CIS products saw the value of balances in the Investment Solutions product range rise by 41 per cent. Client appetite for fund and alternative investment products remained strong.

Loan impairment charges were 60 per cent lower than in the first half of 2006. In both years, charges predominantly related to isolated single credit issues.

Operating expenses were US$207 million, with growth of 20 per cent increasing at a slightly faster rate than operating income. Cost growth was driven by performance-related remuneration, in addition to increased staff numbers, largely client facing, to support the expansion of the business.

Other included fair value movements of US$81 million on HSBC’s own debt in issue and related swaps, which were largely a consequence of a widening of credit spreads. Costs at HSBC Technology USA Inc, which provides technology support to HSBC’s North American subsidiaries, rose by 17 per cent to US$673 million, with recharges reported as ‘Other operating income’ rising by 10 per cent to US$684 million.

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H S B C  H O L D I N G S  P L C

Business Review (continued)

Profit/(loss) before tax and balance sheet data by customer group and global business

	Half-year to 30 June 2007

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	6,545	740	202	117	(18)	(279)	7,307
Net fee income/(expense)	2,332	152	320	140	(40)	–	2,904
Trading income/(expense) excluding net interest income	(184)	3	483	6	(62)	–	246
Net interest income on trading activities	87	–	10	–	–	279	376
Net trading income/(expense)	(97)	3	493	6	(62)	279	622
Net income from financial instruments designated at fair value	–	–	3	–	78	–	81
Gains less losses from financial investments	9	–	42	2	–	–	53
Dividend income	35	1	28	–	–	–	64
Net earned insurance premiums	231	–	–	–	–	–	231
Other operating income	114	58	109	14	735	(688)	342

Total operating income	9,169	954	1,197	279	693	(688)	11,604
Net insurance claims[1]	(124)	–	–	–	–	–	(124)

Net operating income before loan impairment charges and other credit risk provisions	9,045	954	1,197	279	693	(688)	11,480
Loan impairment (charges)/recoveries and other credit risk provisions	(3,774)	(46)	12	(12)	–	–	(3,820)

Net operating income	5,271	908	1,209	267	693	(688)	7,660
Total operating expenses	(3,783)	(443)	(771)	(207)	(719)	688	(5,235)

Operating profit/(loss)	1,488	465	438	60	(26)	–	2,425
Share of profit/(loss) in associates and joint ventures	–	12	(2)	–	–	–	10

Profit/(loss) before tax	1,488	477	436	60	(26)	–	2,435

	%	%	%	%	%		%
Share of HSBC’s profit before tax	10.5	3.4	3.1	0.4	(0.2)		17.2
Cost efficiency ratio	41.8	46.4	64.4	74.2	103.8		45.6

Balance sheet data[2]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	219,735	34,831	21,462	5,267	–		281,295
Total assets	246,117	41,227	223,435	6,386	2,528		519,693
Customer accounts	58,724	33,513	27,661	14,392	107		134,397

Loans and advances to banks (net)[3]			16,289
Trading assets, financial instruments designated at fair value, and financial investments[3]			142,088
Deposits by banks[3]			10,927

For footnotes, see page 62.

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	Half-year to 30 June 2006[4]

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	6,467	639	162	102	(31)	(343)	6,996
Net fee income/(expense)	1,823	150	322	119	(102)	–	2,312
Trading income/(expense) excluding net interest income	117	4	406	6	(66)	–	467
Net interest income/(expense) on trading activities	98	–	53	–	(2)	343	492
Net trading income/(expense)	215	4	459	6	(68)	343	959
Net income/(expense) from financial instruments designated at fair value	–	–	35	–	(11)	–	24
Gains less losses from financial investments	20	9	9	3	(1)	–	40
Dividend income	5	–	33	–	1	–	39
Net earned insurance premiums	237	–	–	–	1	–	238
Other operating income	134	50	83	11	702	(615)	365

Total operating income	8,901	852	1,103	241	491	(615)	10,973
Net insurance claims[1]	(118)	–	–	–	1	–	(117)

Net operating income before loan impairment charges and other credit risk provisions	8,783	852	1,103	241	492	(615)	10,856
Loan impairment (charges)/recoveries and other credit risk provisions	(2,117)	(31)	6	(30)	–	–	(2,172)

Net operating income	6,666	821	1,109	211	492	(615)	8,684
Total operating expenses	(3,649)	(387)	(761)	(173)	(619)	615	(4,974)

Operating profit/(loss)	3,017	434	348	38	(127)	–	3,710
Share of profit in associates and joint ventures	–	30	1	–	–	–	31

Profit/(loss) before tax	3,017	464	349	38	(127)	–	3,741

	%	%	%	%	%		%
Share of HSBC’s profit before tax	24.1	3.7	2.8	0.3	(1.0)		29.9
Cost efficiency ratio	41.5	45.4	69.0	71.8	125.8		45.8

Balance sheet data[2]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	218,291	31,842	13,769	4,968	–		268,870
Total assets	248,176	40,218	199,739	5,836	1,926		495,895
Customer accounts	50,612	29,404	31,475	11,918	97		123,506
Loans and advances to banks (net)[3]			14,753
Trading assets, financial instruments designated at fair value, and financial investments[3]			132,744
Deposits by banks[3]			8,315

For footnotes, see page 62.

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H S B C  H O L D I N G S  P L C

Business Review (continued)

Profit/(loss) before tax and balance sheet data by customer group and global business (continued)

	Half-year to 31 December 2006

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	6,497	723	104	110	(21)	(141)	7,272
Net fee income/(expense) .	1,852	179	334	121	(32)	–	2,454
Trading income/(expense) excluding net interest income	(51)	9	340	6	(154)	–	150
Net interest income/(expense) on trading activities	110	–	19	–	(21)	141	249
Net trading income/(expense)	59	9	359	6	(175)	141	399
Net expense from financial instruments designated at fair value	–	–	(46)	–	(41)	–	(87)
Gains less losses from financial investments	(6)	10	3	6	5	–	18
Dividend income	18	1	28	–	(1)	–	46
Net earned insurance premiums	255	–	–	–	(1)	–	254
Other operating income	136	37	186	20	834	(656)	557

Total operating income	8,811	959	968	263	568	(656)	10,913
Net insurance claims[1]	(141)	–	–	–	(1)	–	(142)

Net operating income[5]	8,670	959	968	263	567	(656)	10,771
Loan impairment charges and other credit risk provisions	(4,566)	(43)	(9)	(5)	(1)	–	(4,624)

Net operating income	4,104	916	959	258	566	(656)	6,147
Total operating expenses	(3,730)	(427)	(880)	(182)	(656)	656	(5,219)

Operating profit/(loss)	374	489	79	76	(90)	–	928
Share of profit/(loss) in associates and joint ventures	–	4	(5)	–	–	–	(1)

Profit/(loss) before tax	374	493	74	76	(90)	–	927

	%	%	%	%	%		%
Share of HSBC’s profit before tax	3.9	5.2	0.8	0.8	(1.0)		9.7
Cost efficiency ratio	43.0	44.5	90.9	69.2	115.7		48.5

Balance sheet data[2]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	220,517	34,651	17,215	5,604	–		277,987
Total assets	250,985	43,012	208,958	6,558	1,677		511,190
Customer accounts	54,099	31,066	23,711	11,938	108		120,922
Loans and advances to banks (net)[3]			15,862
Trading assets, financial instruments designated at fair value, and financial investments[3]			136,141
Deposits by banks[3]			9,664

1	Net insurance claims incurred and movement in policyholders’ liabilities.
2	Third party only.
3	These assets and liabilities were significant to Corporate, Investment Banking and Markets.
4	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.
5	Net operating income before loan impairment charges and other credit risk provisions.

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Latin America

Profit/(loss) before tax by country within customer groups and global businesses

			Corporate,
	Personal		Investment
	Financial	Commercial	Banking &	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Half-year to 30 June 2007
Mexico	251	169	50	5	–	475
Brazil	101	116	141	4	(2)	360
Argentina	10	33	49	–	3	95
Other	26	34	13	1	(4)	70

	388	352	253	10	(3)	1,000

Half-year to 30 June 2006[1]
Mexico	284	127	105	(1)	–	515
Brazil	42	82	124	3	–	251
Argentina	23	21	37	–	2	83
Other	5	7	11	1	(8)	16

	354	237	277	3	(6)	865

Half-year to 31 December 2006
Mexico	344	70	72	8	–	494
Brazil	79	103	94	3	(4)	275
Argentina	12	30	31	–	1	74
Other	11	11	1	–	4	27

	446	214	198	11	1	870

Loans and advances to customers (net) by country
	Half-year to

	30 June	30 June		31 December
	2007	2006	[1]	2006
	US$m	US$m		US$m

Mexico	16,063	12,043		14,294
Brazil	14,104	9,635		11,469
Argentina	2,026	1,666		1,912
Other	8,413	1,603		8,116

	40,606	24,947		35,791

Customer accounts by country
	Half-year to

	30 June	30 June		31 December
	2007	2006	[1]	2006
	US$m	US$m		US$m

Mexico	19,916	18,688		19,775
Brazil	23,660	17,232		19,946
Argentina	2,659	2,103		2,470
Other	9,014	2,054		8,670

	55,249	40,077		50,861

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

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H S B C  H O L D I N G S  P L C

Business Review (continued)

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2007	2006[1]	2006
Latin America	US$m	US$m	US$m

Net interest income	2,534	2,004	2,193
Net fee income	998	770	860
Net trading income	285	258	279
Net income from financial instruments designated at fair value	157	106	131
Gains less losses from financial investments	98	38	46
Dividend income	6	3	3
Net earned insurance premiums	731	522	554
Other operating income	153	41	50

Total operating income	4,962	3,742	4,116
Net insurance claims incurred and movement in policyholders’ liabilities	(676)	(489)	(534)

Net operating income before loan impairment charges and other credit risk provisions	4,286	3,253	3,582
Loan impairment charges and other credit risk provisions	(775)	(442)	(496)

Net operating income	3,511	2,811	3,086
Total operating expenses	(2,516)	(1,946)	(2,220)

Operating profit	995	865	866
Share of profit in associates and joint ventures	5	–	4

Profit before tax	1,000	865	870

	%	%	%
Share of HSBC’s profit before tax	7.1	6.9	9.1
Cost efficiency ratio	58.7	59.8	62.0
Period-end staff numbers (full-time equivalent)	66,875	55,241	64,900

Balance sheet data[2]
	US$m	US$m	US$m
Loans and advances to customers (net)	40,606	24,947	35,791
Loans and advances to banks (net)	13,345	9,418	12,634
Trading assets, financial instruments designated at fair value, and financial investments[2]	22,107	17,171	20,497
Total assets	88,925	58,997	80,771
Deposits by banks	4,727	2,335	5,267
Customer accounts	55,249	40,077	50,861

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.
2	Third party only.

Economic briefing

Economic activity slowed in Mexico during the first quarter of 2007. Annualised GDP growth fell to 2.6 per cent year-on-year, down from an average rate of 4.8 per cent in 2006, mainly from a sharp slowdown in industrial production caused by a fall in US demand for Mexican manufactured goods, especially motor vehicles. Construction activity also reduced and the unemployment rate rose slightly, averaging 3.8 per cent in January-May compared with 3.4 per cent in the same period in 2006. Subsequently, there were signs of a recovery, with industrial surveys and production improving and non-

oil exports rising to 10.8 per cent year-on-year in April, the first double-digit increase since last October. Headline inflation was favoured by abnormally low readings for fruit and vegetable prices during May 2007, when the CPI fell by 0.5 per cent, the sharpest decline recorded in any month since the index began, but inflation throughout the first half of 2007 none the less remained at approximately 4 per cent, above the 3 per cent target. With many potential price increases expected in key variables such as energy, grain and corn, the Bank of Mexico raised interest rates by 25 basis points to 7.25 per cent in April 2007 after eleven months with no change.

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In Brazil, economic activity accelerated in the first half of 2007, with GDP growing by 4.3 per cent year-on-year in the first quarter and industrial production rising by 4.4 per cent year-on-year in the five months ended May 2007. Growth continued to be driven by domestic demand, with private consumption and capital spending rising by 6.0 per cent and 7.2 per cent respectively. The unemployment rate of 9.8 per cent was slightly lower than for the same period in 2006, and consumer price inflation was relatively low at 3.2 per cent year-on-year. As a result of the benign conditions, the Central Bank of Brazil continued to ease monetary policy. Overnight rates fell to 12 per cent in June 2007, down from 13.25 per cent at the end of 2006 and 18 per cent in June 2006. Although the exchange rate appreciated, the trade balance continued to post a substantial surplus of US$20.6 billion in the first half of 2007.

Argentina’s growth slipped to 8 per cent year-on-year in the first quarter of 2007 from an average of 8.5 per cent in 2006. Investment growth slowed, largely reflecting a fall in construction activity. Private spending growth in the first quarter rose slightly to 8.2 per cent, driven by strong job creation, higher real wages and an increase in public spending in an election year. Personal loan demand remained robust, though current growth rates (40 per cent year-on-year) are not expected to be sustained during the rest of 2007. Interest rates stayed low as a consequence of the authorities’ monetary and exchange rate policies, the main objective of which was to prevent the peso from strengthening. Inflation averaged 9.2 per cent in the first half of 2007, though methodological changes mean that this figure is not comparable to the average level of 11.1 per cent reported in 2006. Under the old methodology, inflation would have increased in 2007.

Review of business performance

HSBC’s operations in Latin America reported a pre-tax profit of US$1,000 million compared with US$865 million in the first half of 2006, an increase of 16 per cent. During 2006, HSBC acquired Grupo Banistmo in Central America and Banca Nazionale del Lavoro SpA (‘Banca Nazionale’) in Argentina, complementing existing businesses and expanding HSBC’s geographical presence by 5 new countries. On an underlying basis, pre-tax profits rose by 7 per cent. Commercial Banking reported pre-tax profits which were 49 per cent higher than in the first half of 2006, with notable contributions made by the businesses in Mexico and Brazil, where underlying pre-tax profits rose by 35 per cent and 32 per cent, respectively. Increases in the region were driven by asset growth and increased fees. An additional four months of profits from Banca Nazionale increased profits in Argentina in both Commercial Banking and Personal Financial Services. In the latter, underlying profit before tax rose compared with the first half of 2006 as the benefit of balance sheet growth and higher fee income was partially offset by the higher costs and loan impairment charges experienced in Mexico. Profit before tax in CIBM decreased, largely as a result of lower balance sheet management income in Mexico.

The following commentary is on an underlying basis.

Personal Financial Services reported a pre-tax profit of US$388 million, a 2 per cent increase on the first half of 2006. Revenues rose, reflecting balance sheet growth, improved fees and an additional four months of Banca Nazionale revenues. A refinement in the income recognition methodology in respect of long-term insurance contracts in Mexico resulted in a one-off revenue increment of US$69 million. Expansion-driven cost growth, together with a related significant rise in loan impairment charges in Mexico, partly mitigated the benefit of increased revenues. The cost efficiency ratio improved 2.6 percentage points as revenues grew faster than costs.

Net interest income rose by 13 per cent to US$1,821 million from asset and liability growth, partly offset by lower deposit spreads.

In Mexico, net interest income rose by 22 per cent from balance sheet growth and improved asset spreads. Average deposit balances rose by 9 per cent. The ‘Tu Cuenta’ bundled product was the key factor behind this growth as balances reached US$1.1 billion at 30 June 2007. HSBC also introduced ‘Cuenta Chicos HSBC’ in a joint venture with the Disney Corporation aimed at the fast developing youth market. The Premier segment performed well, and increased cross-sales led to a rise in the number of products held per customer. Premier deposit balances at 30 June 2007 were US$6.0 billion, helped by an expansion in customer numbers.

Continued investment in HSBC Mexico’s credit cards business resulted in strong sales volumes and average balance growth of 124 per cent. A combination of new customer acquisitions, an effective marketing promotion and portfolio management campaigns to increase usage and improve customer retention, led to higher volumes. These factors, along with attractive balance transfer terms and special introductory rates, helped HSBC improve its market share by 340 basis points. The

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H S B C   H O L D I N G S   P L C

Business Review (continued)

number of cards in circulation grew by 50 per cent to reach 2.2 million, driven by increased cross-sales and the introduction of a new platinum card.

The mortgage market in Mexico was highly competitive, as demand for housing remained strong. Average mortgage balances rose by 23 per cent, supported by the continued success of the ‘Mortgage Express Approval’ product and improved operational efficiencies. A greater level of sales activity following the introduction of a mobile sales force in the latter part of 2006 also contributed to the increase. Mortgage spreads narrowed in the competitive market. Furthermore, during the first quarter of 2007, a US$227 million residential mortgage portfolio was securitised which, at the time, was the largest transaction of its kind undertaken in Latin America.

There was a significant rise in self-employed and payroll lending balances, fuelled by favourable economic conditions. Average self-employed loan balances rose by 131 per cent, aided by the mobile sales force that reduced time to market, together with increased cross-sales and improved client coverage. Average payroll loan balances grew by 65 per cent, reflecting HSBC’s extensive and well positioned ATM network.

In Brazil, net interest income of US$931 million was 6 per cent higher. A stable inflation rate, the positive economic outlook and falling interest rates led to robust demand for credit. Average lending balances grew by 26 per cent, primarily driven by growth in vehicle financing, pension and payroll loans.

Average motor vehicle balances rose by 45 per cent, and HSBC’s market share improved as the Group strengthened its relationships with dealers, improved its systems and reduced processing times. There was an 83 per cent rise in average balances in the combined pension and payroll loan portfolios, driven by the effects of strong customer demand, acquisitions of payroll accounts and a rise in the average loan size per customer.

A rise in borrowing limits to customers with good credit records led to a 26 per cent increase in average instalment loan balances. Average credit card balances rose by 19 per cent, following steps taken to improve retention, activation and utilisation which, when combined with a new private label and co-branded card launched in conjunction with Visa to capture business from new merchants, led to an 18 per cent increase in the number of cards in force.

In Argentina, net interest income grew by 34 per cent from an extra four months of Banca Nazionale revenues, together with strong asset and deposit growth, partly offset by reduced deposit spreads. Greater cross-sales activity led to balance growth in cards, vehicle finance and other personal lending. Average deposit balances rose by 24 per cent with the resulting income benefit partly offset by reduced spreads.

Net fee income was 21 per cent higher, principally driven by Mexico and Brazil.

In Mexico, fee income rose by 32 per cent, largely due to higher credit card, ‘Tu Cuenta’ and ATM fees. An increase in card fees reflected HSBC’s strategy of investing in this business, and the consequent growth in both customer numbers and the number of cards in circulation. Fees from the ‘Tu Cuenta’ packaged product rose strongly, following sales of nearly 380,000 new accounts. ATM fees grew from increased transaction volumes, as HSBC continued to expand its already well-positioned network with the addition of 249 new machines.

In Brazil, fee income rose by 4 per cent, primarily due to higher current account fees and improved credit fees. In Argentina, growth reflected increased transactional activity, higher card and vehicle finance balances, and an extra four months of Banca Nazionale revenues.

The insurance operations across the region continued to perform well, as HSBC invested in new products, expanded distribution channels, increased cross-sales and implemented its ‘bancassurance’ model across Central America. The results also benefited from a refinement in the income recognition methodology in respect of long-term insurance contracts in Mexico, which resulted in a one-off revenue increment of US$69 million.

In Mexico, greater cross-sales activity in the branch network led to higher premiums from life insurance and motor vehicle finance products. In Brazil, pension-related premiums rose following marketing campaigns, and the introduction of a life insurance product offered to customers applying for instalment loans proved successful. In Argentina, the increase reflected higher motor and home insurance, life and annuity premiums.

Loan impairment charges rose by 55 per cent, largely following growth in credit expansion in fast growing markets, particularly in Mexico.

In Mexico, significant growth in credit card and self-employed lending balances, areas in which HSBC traditionally had a low market presence, led to an increase in loan impairment charges. Delinquency rates rose during the period as the loan book grew. Loan underwriting criteria and collections strategies are regularly reviewed to maintain the quality of the

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portfolio. Loan impairment charges were also affected by changes made to the consumer portfolio credit models to more accurately represent actual credit behaviour in the underlying portfolios.

Loan impairment charges in Brazil declined in response to tightening of credit approval policies, increased collections activity and growth in secured lending such as vehicle and payroll loans, and consequently, impaired loans as a proportion of total assets declined. In Argentina, growth in lending and the inclusion of the Banca Nazionale portfolio resulted in higher loan impairment charges.

Operating expenses increased by 16 per cent.

In Mexico, the rise was primarily driven by a combination of higher staff numbers and marketing costs incurred to support business expansion. Staff costs grew, following the recruitment of approximately 1,600 additional employees and a higher fiscal base for statutory profit sharing, while marketing costs rose from ‘Tu Cuenta’ and credit card campaigns. Investments made to the branch and the ATM infrastructure led to higher premises and equipment costs. Despite this growth in expenses, the cost efficiency ratio improved by 6.1 percentage points.

In Brazil, expenses grew by 11 per cent. Staff costs increased from one-off expenses incurred to improve future operational efficiencies as HSBC continued to position itself for future growth, and union-agreed pay rises took effect. Non-staff expenses increased as a result of investments in system improvements designed to reduce processing times for vehicle loans, and to further develop the direct sales channels from which 20 per cent of the total Personal Financial Services network business was generated. Marketing and transactional taxes rose in light of the improved revenues, while various payroll account acquisitions and the consequent increase in account holders led to higher amortisation costs.

In Argentina, the 65 per cent rise in expenses was primarily due to the inclusion of an additional four months of Banca Nazionale costs. Staff costs grew due to pay rises and additional headcount to support higher revenues. Marketing and advertising costs rose from various campaigns and the rebranding of Banca Nazionale to HSBC. Investments enabling customers to conduct a wider range of transactions online led to higher IT costs.

Commercial Banking reported pre-tax profits of US$352 million, an increase of 34 per cent over the first half of 2006. Revenues rose from asset growth, increased fees and an additional four months of

Banca Nazionale profits following its acquisition in May 2006. The cost efficiency ratio improved by 110 basis points. Loan impairment charges also fell following reduced charges in Mexico.

Net interest income rose by 16 per cent, driven by asset growth and improved lending spreads, partly offset by declines in liability balances in Mexico.

In Mexico, net interest income rose by 18 per cent to US$235 million, reflecting strong asset growth with higher real estate balances, and a rise in lending balances from small and medium sized business clients.

Average lending balances rose by 36 per cent, primarily reflecting robust demand in the fast growing real estate and residential construction sectors. HSBC improved its capacity to meet the needs of clients involved in residential and tourist construction, improving its presence in this market. The small and medium-sized business portfolios continued to perform well, with balance growth of 148 per cent accompanied by a 24 per cent rise in customer numbers. The International Banking Centre that was opened in Mexico during the latter part of 2006 now supports Central America and Colombia in order to develop greater levels of cross-border business activity for regional and global Commercial Banking customers.

In Brazil, net interest income increased by 11 per cent, mostly due to increased lending to corporate and medium-sized businesses with higher trade balances, and robust demand for receivables-backed loans and agricultural loans. Increased focus on promoting government loans, where HSBC acted as the intermediary, led to growth in loan balances of 101 per cent. In the small and micro business segments, changes to borrowing limits for customers with good credit records led to higher balances. The ‘giro facil’ product performed well, helped by marketing campaigns and the recent introduction of ATM applications. Attractive rates offered in a highly competitive market also contributed to asset growth, but spreads narrowed.

Strong asset and liability growth in Argentina and incremental Banca Nazionale revenues led to an 85 per cent increase in net interest income. Average loan balances rose by 29 per cent from growth in customer numbers, new products and increased marketing. There was particularly strong growth in the leasing and agribusiness portfolios. A greater emphasis on promoting receivable financing in line with HSBC’s global strategy led to an 80 per cent rise in this portfolio. Asset and deposit spreads widened which, combined with deposit growth, contributed further to the increase.

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H S B C   H O L D I N G S   P L C

Business Review (continued)

Net fee income was 20 per cent higher, primarily driven by robust growth across the region.

In Mexico, fee income grew by 21 per cent. Higher payment and cash management revenues reflected increased customer numbers and greater transaction volumes. New merchant relationship agreements and a rise in the number of point of service terminals led to higher card acquiring fees. Fees from the award winning ‘Estimulo’ product increased by 109 per cent, attributable to higher sales volumes as nearly 4,000 new packages were sold since 30 June 2006. An increased focus on growing structured debt market revenues, and greater cross-sales activity, led to higher trust fees. HSBC’s market share in trade services grew by nearly 4 percentage points as the Group made its geographical presence and enhanced product capabilities felt.

In Brazil, fees rose as re-pricing initiatives triggered higher current account, payment and cash management fees. The latter also benefited from increased transactional activity. Insurance, credit and funds under management fees were also higher. Fee income in Argentina grew, primarily due to incremental Banca Nazionale revenues, increased transaction volumes and re-pricing initiatives.

Loan impairment charges fell by 16 per cent to US$74 million, due to releases in Mexico.

In Mexico, loan impairment charges fell as changes were made to credit models for the commercial loan portfolio to more accurately represent most recent credit behaviour in the underlying portfolios. This was partly offset by higher charges related to the fast growing small and medium business loan books. Loan underwriting criteria and collections strategies are regularly reviewed to maintain the quality of the portfolio.

Loan impairment charges rose by 8 per cent in Brazil from higher charges required in the corporate segment, partly offset by reductions in both the mid-market and the small and micro business segments. In Argentina, higher charges reflected the effect of the Banca Nazionale acquisition.

Operating expenses of US$523 million were 18 per cent higher from continued investments made across the region in developing the Commercial Banking platform.

In Mexico, operating expenses increased by 18 per cent. Staff costs rose, reflecting additional headcount to support business growth and a higher fiscal base for statutory profit sharing. Non-staff costs also increased, attributable to a rise in branch transaction costs from greater business volumes and higher IT costs.

Operating expenses in Brazil grew by 13 per cent. Staff costs grew following the introduction of union-agreed pay rises, and from an increased focus on improving efficiencies in the small and micro business segments, which resulted in one-off costs being incurred. Branch expenses and transactional taxes also increased, reflecting revenue growth. The increase in Argentina reflected union-agreed pay rises, higher marketing and IT costs and an additional four months of Banca Nazionale costs.

Corporate, Investment Banking and Markets in Latin America reported a pre-tax profit of US$253 million, which represented 7 per cent of the global business’s pre-tax profits, and a decrease of 12 per cent compared with the first half of 2006. In Mexico, pre-tax profits declined by 53 per cent, largely due to lower income from balance sheet management. This was partly offset by pre-tax profit increases reported in Argentina and Brazil, although HSBC’s results in Argentina included an additional four months contribution from Banca Nazionale. The cost efficiency ratio deteriorated by 5.8 percentage points.

A decrease in net interest income was primarily driven by the adverse impact of a flat yield curve on balance sheet management activity in Mexico. By contrast, Brazil and Argentina benefited from lower funding costs against the background of a decreasing interest rate environment. An 11 per cent rise in payments and cash management income across the region was due to an increase in transaction volumes and the acquisition of new clients.

Net fee income increased by 15 per cent to US$109 million, mostly driven by higher fees in Brazil. Securities services’ revenue rose as new business volumes and strong local equity markets drove a 56 per cent increase in assets under custody. Investment banking fees also increased.

Income from trading activities was 8 per cent higher than in the first half of 2006. Brazil reported a rise in revenues, mainly due to a successful strategy to provide a wider range of products to HSBC’s customers, while Panama recorded an increase resulting from strong customer volumes. In Mexico, trading revenues continued to be driven by strong gains in foreign exchange, partly offset by lower interest rate derivatives income and a decline in credit and rates revenue as opportunities were constrained by a flat yield curve.

Gains less losses from financial investments increased by 57 per cent, largely due to gains on the disposal of floating rate bonds in Argentina and securities in Brazil and in Mexico.

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Loan impairment releases decreased due to the non-recurrence of a large release in Mexico in 2006.

Operating expenses rose by 21 per cent to US$211 million, in part due to the inclusion of costs related to Banca Nazionale in Argentina. In Mexico, increased costs were largely due to a higher fiscal base for profit sharing. Higher costs in Brazil reflected investments in technology to enhance the corporate lending capabilities.

Increased operational costs resulted from product and distribution expansion initiatives implemented in recent periods, reflecting HSBC’s continued investment in emerging markets.

Private Banking continued to make good progress in the region, with pre-tax profits of US$10 million being more than three times those reported in the first half of 2006. The cost efficiency ratio improved by 17.8 percentage points to 65.5 per cent.

Net interest income grew by 33 per cent, reaching US$8 million, driven by balance sheet growth as the business expanded in the region.

Demand from clients for broking in Mexico and for investment in funds in Brazil resulted in a doubling of net fee income to US$16 million.

Client assets of US$8 billion were 31 per cent higher than at 31 December 2006, following growth in the onshore client base and demand for investment in funds by clients, with over US$600 million of net new money attracted in the first six months of the year.

As the onshore Private Banking business in Latin America expanded, operating expenses increased by 27 per cent to support the growth. This was 34 percentage points lower than the rate of growth of income, which resulted in the improvement in the cost efficiency ratio.

Amounts reported within Other were broadly in line with the first half of 2006.

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Business Review (continued)

Profit/(loss) before tax and balance sheet data by customer group and global business

	Half-year to 30 June 2007

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	1,821	656	181	8	1	(133)	2,534
Net fee income	636	234	109	16	3	–	998
Trading income/(expense) excluding net interest income	32	17	83	1	(1)	–	132
Net interest income on trading activities	6	1	13	–	–	133	153
Net trading income/(expense)	38	18	96	1	(1)	133	285
Net income from financial instruments designated at fair value	153	–	4	–	–	–	157
Gains less losses from financial investments	30	13	55	–	–	–	98
Dividend income	4	1	1	–	–	–	6
Net earned insurance premiums	658	32	41	–	–	–	731
Other operating income	134	12	8	4	8	(13)	153

Total operating income	3,474	966	495	29	11	(13)	4,962
Net insurance claims[1]	(626)	(17)	(33)	–	–	–	(676)

Net operating income before loan impairment charges and other credit risk provisions	2,848	949	462	29	11	(13)	4,286
Loan impairment (charges)/ recoveries and other credit risk provisions	(701)	(74)	2	–	(2)	–	(775)

Net operating income	2,147	875	464	29	9	(13)	3,511
Total operating expenses	(1,764)	(523)	(211)	(19)	(12)	13	(2,516)

Operating profit/(loss)	383	352	253	10	(3)	–	995
Share of profit in associates and joint ventures	5	–	–	–	–	–	5

Profit/(loss) before tax	388	352	253	10	(3)	–	1,000

	%	%	%	%	%		%
Share of HSBC’s profit before tax	2.7	2.5	1.8	0.1	–		7.1
Cost efficiency ratio	61.9	55.1	45.7	65.5	109.1		58.7

Balance sheet data[2]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	19,529	12,744	8,306	27	–		40,606
Total assets	32,024	17,520	39,260	96	25		88,925
Customer accounts	26,195	14,546	13,778	511	219		55,249
Loans and advances to banks (net)[3]			10,625
Trading assets, financial instruments designated at fair value, and financial investments[3]			17,263
Deposits by banks[3]			2,862

For footnotes, see page 72.

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	Half-year to 30 June 2006[4]

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/ (expense)	1,455	487	185	6	(2)	(127)	2,004
Net fee income	496	179	88	7	–	–	770
Trading income excluding net interest income	25	12	125	1	–	–	163
Net interest income/ (expense) on trading activities	2	3	(37)	–	–	127	95
Net trading income	27	15	88	1	–	127	258
Net income from financial instruments designated at fair value	101	–	5	–	–	–	106
Gains less losses from financial investments	3	–	35	–	–	–	38
Dividend income	3	–	–	–	–	–	3
Net earned insurance premiums	477	12	33	–	–	–	522
Other operating income	33	5	4	3	5	(9)	41

Total operating income	2,595	698	438	17	3	(9)	3,742
Net insurance claims[1]	(455)	(8)	(25)	–	(1)	–	(489)

Net operating income before loan impairment charges and other credit risk provisions	2,140	690	413	17	2	(9)	3,253
Loan impairment (charges)/ recoveries and other credit risk provisions	(401)	(65)	25	–	(1)	–	(442)

Net operating income	1,739	625	438	17	1	(9)	2,811
Total operating expenses	(1,385)	(388)	(161)	(14)	(7)	9	(1,946)

Operating profit/(loss)	354	237	277	3	(6)	–	865
Share of profit in associates and joint ventures	–	–	–	–	–	–	–

Profit/(loss) before tax	354	237	277	3	(6)	–	865

	%	%	%	%	%		%
Share of HSBC’s profit before tax	2.8	1.9	2.2	–	–		6.9
Cost efficiency ratio	64.7	56.2	39.0	82.4	350.0		59.8

Balance sheet data[2]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	10,618	7,403	6,912	14	–		24,947
Total assets	17,812	9,169	31,923	75	18		58,997
Customer accounts	19,337	10,310	10,259	171	–		40,077
Loans and advances to banks (net)[3]			7,997
Trading assets, financial instruments designated at fair value, and financial investments[3]			14,075
Deposits by banks[3]			1,652

For footnotes, see page 72.

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H S B C   H O L D I N G S   P L C

Business Review (continued)

Profit/(loss) before tax and balance sheet data by customer group and global business (continued)

	Half-year to 31 December 2006

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	1,602	550	140	7	–	(106)	2,193
Net fee income	557	208	79	16	–	–	860
Trading income excluding net interest income	36	9	93	–	–	–	138
Net interest income on trading activities	12	2	21	–	–	106	141
Trading income	48	11	114	–	–	106	279
Net income/(expense) from financial instruments designated at fair value	126	–	6	–	(1)	–	131
Gains less losses from financial investments	8	1	37	–	–	–	46
Dividend income	2	1	–	–	–	–	3
Net earned insurance premiums	515	15	26	–	(2)	–	554
Other operating income	41	2	6	1	9	(9)	50

Total operating income	2,899	788	408	24	6	(9)	4,116
Net insurance claims[1]	(502)	(8)	(26)	–	2	–	(534)

Net operating income
before loan impairment charges and other credit risk provisions	2,397	780	382	24	8	(9)	3,582
Loan impairment (charges)/ recoveries and other credit risk provisions	(363)	(132)	1	–	(2)	–	(496)

Net operating income	2,034	648	383	24	6	(9)	3,086
Total operating expenses	(1,592)	(434)	(185)	(13)	(5)	9	(2,220)

Operating profit	442	214	198	11	1	–	866
Share of profit in associates and joint ventures	4	–	–	–	–	–	4

Profit before tax	446	214	198	11	1	–	870

	%	%	%	%	%		%
Share of HSBC’s profit before tax	4.7	2.2	2.1	0.1	–		9.1
Cost efficiency ratio	66.4	55.6	48.4	54.2	62.5		62.0

Balance sheet data[2]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	16,165	11,463	8,147	16	–		35,791
Total assets	28,053	16,244	36,333	90	51		80,771
Customer accounts	25,200	13,754	11,685	222	–		50,861
Loans and advances to banks (net)[3]			9,704
Trading assets, financial instruments designated at fair value, and financial investments[3]			15,882
Deposits by banks[3]			3,115

1	Net insurance claim incurred and movement in policyholders’ liabilities.
2	Third party only.
3	These assets and liabilities were significant to Corporate, Investment Banking and Markets.
4	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

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H S B C   H O L D I N G S   P L C

Financial Review

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

Financial summary

Income statement
	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Interest income	43,567	35,785	40,094
Interest expense	(25,337)	(19,054)	(22,339)
Net interest income	18,230	16,731	17,755
Fee income	12,488	10,441	10,639
Fee expense	(1,993)	(2,061)	(1,837)
Net fee income	10,495	8,380	8,802
Trading income excluding net interest income	3,351	3,112	2,507
Net interest income on trading activities	2,160	1,149	1,454
Net trading income	5,511	4,261	3,961
Net income from financial instruments designated at fair value	874	260	397
Gains less losses from financial investments	999	493	476
Gains arising from dilution of interests in associates	1,076	–	–
Dividend income	252	222	118
Net earned insurance premiums	3,977	2,834	2,834
Other operating income	678	1,153	1,393

Total operating income	42,092	34,334	35,736
Net insurance claims incurred and movement in policyholders’ liabilities	(3,599)	(2,149)	(2,555)

Net operating income before loan impairment charges and other credit risk provisions	38,493	32,185	33,181
Loan impairment charges and other credit risk provisions	(6,346)	(3,890)	(6,683)

Net operating income	32,147	28,295	26,498

Employee compensation and benefits	(10,430)	(8,992)	(9,508)
General and administrative expenses	(7,022)	(6,065)	(6,758)
Depreciation of property, plant and equipment	(817)	(748)	(766)
Amortisation and impairment of intangible assets	(342)	(334)	(382)

Total operating expenses	(18,611)	(16,139)	(17,414)

Operating profit	13,536	12,156	9,084
Share of profit in associates and joint ventures	623	361	485

Profit before tax	14,159	12,517	9,569
Tax expense	(2,645)	(3,272)	(1,943)

Profit for the period	11,514	9,245	7,626

Profit attributable to shareholders of the parent company	10,895	8,729	7,060
Profit attributable to minority interests	619	516	566

The economic backdrop to the 2007 interim results was one of solid growth in developed economies and accelerating growth in emerging markets.
Commodity prices and equity markets remained at high levels, and contributed to a continuing high level of financing and merger activity. The number of IPOs remained high, particularly in Asia. The credit environment was benign across the corporate and commercial sectors, while deterioration in retail portfolios was most evident in the US, where the weak housing market remained the major drag on the US economy.

HSBC made a profit before tax of US$14,159 million, a rise of US$1,642 million, or 13 per cent, compared with the first half of 2006. Excluding dilution gains arising on the Group’s mainland China associates, on an underlying basis profit before tax rose marginally.

Profit growth during the period was overwhelmingly organic and, other than the acquisition of the remaining shares in Erisa in France, there were no significant changes to the constitution of the Group. Integration of previous

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acquisitions progressed satisfactorily in Latin America.

These results were driven by excellent performances across Asia, and in CIBM and Commercial Banking, which offset the effect of higher consumer finance impairment reserves in the US and a challenging environment for the Group’s Personal Financial Services business in Europe.

HSBC’s results benefited from two specific items. First, a gain of US$1 billion was recognised in attributable profit as a result of the dilution of the Group’s holdings in its mainland China associates. Second, the effective tax rate was unusually low at 18.7 per cent in the period.

The following commentary excludes the effect of the dilution gain.

Revenues grew by US$5.2 billion, or 16 per cent, compared with cost growth of US$2.5 billion, or 15 per cent, contributing to an improved cost-efficiency ratio of 49.7 per cent.

Asia drove profit growth, with Hong Kong ahead by 25 per cent and the Rest of Asia-Pacific region by 37 per cent. Latin America and Europe delivered results ahead of the comparable period in 2006 by 16 per cent and 12.5 per cent, respectively. As expected, North America was lower by 35 per cent as a consequence of higher impairment reserves. It is worth noting that HSBC’s results for the first half of 2006 benefited from exceptionally low loan impairment charges in the US as a result of changes in local bankruptcy law.

At a customer group and global business level, Commercial Banking delivered pre-tax profits which were 20 per cent ahead of the first half of 2006 and CIBM and Private Banking were 32 per cent and 30 per cent ahead, respectively. HSBC’s Personal

Financial Services businesses in Asia also delivered very strong results, with pre-tax profits 38 per cent ahead of the comparable period in 2006. However, overall pre-tax profits within Personal Financial Services declined by 20 per cent compared with the first half of 2006, owing to challenging conditions in the UK and to the weaknesses already highlighted in the Group’s US correspondent mortgage business. The actions taken to restructure and reduce exposure in this business are progressing well. The charge for impairments was lower than in the second half of 2006 and, importantly, was in line with management’s expectations.

Within these results, the Group’s insurance operations made a growing contribution and insurance is seen as a significant growth opportunity for the future.

From a strategic perspective, these results illustrate the value HSBC is creating from its position as the world’s largest and most profitable international emerging markets bank, and from its unique global reach, which allows the Group to act as a bridge between developed and developing markets for its customers.

The strong growth HSBC achieved in operating revenues reflects its focus on seeking out growth markets, and has allowed the Group to continue to invest in organic expansion while maintaining a strong capital position and growing dividends to shareholders.

Average invested capital rose by US$17 billion and the tier one capital ratio remained strong at 9.3 per cent as HSBC pursued expansion around the world. The Group sees this strength as a competitive advantage in light of the current economic environment and the opportunities HSBC sees to deploy capital within its businesses.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Net interest income

	Half-year to

	30 June 2007		30 June 2006		31 December 2006
By geographical region	US$m	%	US$m	%	US$m	%

Europe	3,920	21.5	4,094	24.5	4,195	23.6
Hong Kong	2,568	14.1	2,158	12.9	2,527	14.2
Rest of Asia-Pacific	1,901	10.4	1,479	8.8	1,568	8.8
North America[1]	7,307	40.1	6,996	41.8	7,272	41.0
Latin America[1]	2,534	13.9	2,004	12.0	2,193	12.4

Net interest income[2]	18,230	100.0	16,731	100.0	17,755	100.0

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Net interest income[2]	18,230	16,731	17,755
Average interest-earning assets	1,230,903	1,081,398	1,144,888
Gross interest yield (per cent)[3]	7.14	6.67	6.95
Net interest spread (per cent)[4]	2.93	3.01	2.87
Net interest margin (per cent)[5]	2.99	3.12	3.08

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.
2	Net interest income’ comprises interest income less interest expense on financial assets and liabilities which is not recognised as part of ‘Net trading income’ or ‘Net income earned from financial instruments designated at fair value’.
3	Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’).
4	Net interest spread is the difference between the average annualised interest rate earned on AIEA and the average annualised interest rate paid on average interest-bearing funds.
5	Net interest margin is net interest income expressed as an annualised percentage of AIEA.

Net interest income of US$18,230 million was 9 per cent higher than in the first half of 2006, 4 per cent higher on an underlying basis. The commentary below is on an underlying basis.

Movements in net interest income were particularly influenced by the following factors:

•	rising short-term interest rates continued to flatten yield curves in most European markets and in the US, restricting opportunities for Global Markets to generate additional income.
This feature was largely mitigated by higher balance sheet management revenues in Hong Kong;

•	interest rate rises in major currencies increased the interest income earned from low-cost deposits and transactional balances, particularly in Personal Financial Services and Commercial Banking. The Group’s payments and cash management businesses also benefited from this effect;

•	HSBC’s reported net interest income includes the funding cost of an increasing proportion of internally funded trading assets, while the related revenue from these is reported in trading income. This is particularly relevant to the UK, France, Hong Kong and the US. The cost of funding net long positions is included within net trading income as an interest expense in HSBC’s customer group reporting;

•	spreads were squeezed by market conditions in two respects: lending spreads continued to suffer from strong liquidity and benign credit conditions, and liability spreads narrowed from increased competition for core deposits in certain markets; and

•	HSBC continued to diversify away from credit- related income streams to more competitive deposit products and, in consequence, customer deposits grew at a rate which exceeded the growth in customer loans.

In Europe, net interest income decreased by 15 per cent. The benefit of balance sheet growth and improved deposit spreads in Personal Financial Services and Commercial Banking was substantially offset by the increased deployment of liabilities to fund trading activity, referred to above; there was a corresponding rise in trading income. This was most pronounced in the UK and France.

In UK Personal Financial Services, balance growth was most significant in savings accounts, owing to a continuing focus on attracting savings balances. Interest income from credit cards decreased, and reduced interest income from unsecured loans reflected HSBC’s decision to

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contain growth through stricter underwriting criteria, reflecting its restricted credit appetite. Interest income from mortgages declined as customers sought to fix their monthly payments following the four UK base rate increases between August 2006 and 30 June 2007. In Commercial Banking, strong customer recruitment led to a 9 per cent rise in deposit balances, which helped fund lending growth of 14 per cent. UK balance sheet management revenues declined as the rising trend in short-term interest rates continued to flatten yield curves.

In Hong Kong, net interest income rose by 20 per cent. The benefits from increased lending and deposit balances were augmented by widening deposit spreads as interest rates rose outside Hong Kong, improving income from foreign currency accounts. Growth was strong in Personal Financial Services, with average customer deposits rising by 9 per cent, owing to a competitive pricing strategy and promotional campaigns. Credit card balances increased by 15 per cent, although the associated benefits were partly offset by narrowing mortgage spreads from competitive pressures. Commercial lending and deposit balances grew significantly due to a higher number of customer accounts. Net interest income from CIBM increased significantly as balance sheet management revenues stabilised following a number of periods of decline, and there was strong growth in revenue from deposit products. The increased deployment of these liabilities to fund trading activities, however, reduced reported growth in net interest income, with a corresponding increase in trading income.

In the Rest of Asia-Pacific region, HSBC’s ongoing investment in expanding the branch network and its successful marketing campaigns and promotions resulted in growth in customer numbers and so delivered a 24 per cent rise in net interest income. In Personal Financial Services, increased lending balances were funded by strong deposit growth. Strong regional economies, combined with HSBC’s continued focus on developing cross-border capabilities, supported growth on both sides of the balance sheet in Commercial Banking. Wider liability spreads from rising interest rates augmented the income benefits of balance sheet growth. Net interest income was further boosted by notable contributions from the payment and cash management businesses in most countries.

In North America, net interest income increased modestly, benefiting from growth in savings, credit card and personal loan portfolios. Mortgage balances increased slightly, primarily from growth in non-prime balances within the branch-based consumer lending business. The benefits from volume growth were largely offset as asset spreads narrowed due to higher funding costs. Also, deposit spreads suffered from competitive pressures and a change in product mix as customers migrated to higher yielding products. Business expansion and higher volumes from micro, small and mid-market customers resulted in growth in both lending and deposit balances in Commercial Banking. The flat US dollar yield curve resulted in lower balance sheet management revenues, though this was more than offset by increased net interest income from payments and cash management activities due to higher customer balances and lower funding costs on short-term securities. The reduced cost of internal funding, a result of decreased trading activity, further benefited net interest income with a corresponding decrease in trading income.

In Latin America, net interest income rose by 12 per cent. A continuing favourable economic climate, combined with increased sales and marketing activity, led to robust growth in lending and deposit balances. In Mexico, average credit card balances rose by 124 per cent due to strong customer acquisition supported by promotional campaigns. The benefits from balance sheet growth and improved asset spreads were partly offset by the adverse effect of a flat yield curve on balance sheet management activity in Mexico. Net interest income in Brazil increased as a positive economic outlook and falling interest rates led to strong demand for credit.

Average interest earning assets of US$1,231 billion were US$150 billion, or 14 per cent, higher than in the first half of 2006 on an underlying basis.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Net fee income

	Half-year to

	30 June 2007		30 June 2006		31 December 2006
By geographical region	US$m	%	US$m	%	US$m	%

Europe	4,144	39.5	3,513	41.9	3,595	40.8
Hong Kong	1,439	13.7	1,000	11.9	1,056	12.0
Rest of Asia-Pacific	1,010	9.6	785	9.4	837	9.5
North America[1]	2,904	27.7	2,312	27.6	2,454	27.9
Latin America[1]	998	9.5	770	9.2	860	9.8

Net fee income	10,495	100.0	8,380	100.0	8,802	100.0

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Cards	3,092	2,482	2,885
Account services	1,961	1,688	1,945
Funds under management	1,390	1,571	1,147
Broking income	928	728	626
Insurance	804	693	665
Credit facilities	672	462	460
Global custody	557	423	374
Unit trusts	420	265	255
Imports/exports	407	383	397
Remittances	273	223	249
Corporate finance	220	95	160
Underwriting	196	150	136
Trust income	146	113	135
Maintenance income on operating leases	69	59	63
Mortgage servicing	53	47	50
Other	1,300	1,059	1,092

Total fee income	12,488	10,441	10,639

Less: fee expense	(1,993)	(2,061)	(1,837)

Net fee income	10,495	8,380	8,802

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

Net fee income rose by 25 per cent to US$10,495 million, compared with US$8,380 million in the first half of 2006. On an underlying basis, net fee income rose by 21 per cent. The principal drivers of this growth were as follows:

•	broking income, global custody fees and unit trust fees rose as a result of strong equity markets, particularly in Hong Kong, the UK, Germany, South Korea and India. Additional performance fees were earned on emerging markets funds. In Hong Kong, an emphasis on wealth management products and fees from cash management and remittances coincided with increased activity in both equity and currency markets and a rise in trade flows. Investment banking opportunities arose in Asia from the large number of IPOs, and in Europe from increased market activity, particularly in the UK and France;
•	increased personal credit card transaction volumes and balances led to a 14 per cent increase in card fee income, predominantly in the US, but also in Mexico, Turkey and the Middle East. In the US retail services business, customer account balances were maintained at high levels, which generated additional fee income from payments. The bundling of cards with other products, such as ‘Tu Cuenta’ in Mexico, and acquisition campaigns contributed to the increased number of cards issued and resulted in higher balances;

•	insurance sales improved on the back of strong demand in the US and improved distribution capabilities in Asia and Latin America;

•	account service fees and credit services fees grew by 44 per cent in the US and by 21 per cent in Latin America. Transaction volumes and customer numbers increased, while revised pricing structures proved beneficial to growth in

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     net fee income. In the UK, fees related to credit facilities increased; and

•	credit-related fees grew strongly in CIBM from successful implementation of its emerging markets-led, financing-focused strategy.

Net trading income

	Half-year to

	30 June 2007		30 June2006		31 December 2006
By geographical region	US$m	%	US$m	%	US$m	%

Europe	3,338	60.5	2,187	51.4	2,342	59.1
Hong Kong	469	8.5	306	7.2	311	7.9
Rest of Asia-Pacific	797	14.5	551	12.9	630	15.9
North America[1]	622	11.3	959	22.5	399	10.1
Latin America[1]	285	5.2	258	6.0	279	7.0

Net trading income	5,511	100.0	4,261	100.0	3,961	100.0

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Trading activities	3,266	3,055	2,410
Net interest income on trading activities	2,160	1,149	1,454
Other trading income Hedge ineffectiveness:
– on cash flow hedges	(49)	(46)	(76)
– on fair value hedges	21	(11)	27
Non-qualifying hedges	113	114	146

Net trading income	5,511	4,261	3,961

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

Net trading income increased by 29 per cent, reflecting continued business growth, favourable market conditions, and the investments made in extending Global Markets’ product range and enhancing its sales and execution capabilities. The cost of internal funding on long positions is excluded from the reported ‘Net trading income’ line and included in ‘Net interest income’. However, this cost is reinstated in ‘Net trading income’ in HSBC’s customer group and global business reporting.

Income from structured derivatives grew by 53 per cent, as recent investments in technical expertise and systems enabled HSBC to address a broader spectrum of client needs. Advantage was taken of volatile market conditions to grow net trading income and structured equity and structured credit derivatives’ volumes grew as a result of increased transactions with clients.

Record foreign exchange income was reported in the first half of 2007, with strong results in Hong

Kong, Rest of Asia-Pacific and Latin America. In aggregate, foreign exchange income in Asia and Latin America increased by 25 per cent, reflecting the benefits of CIBM’s focus on emerging markets and improved leverage from HSBC’s strong and diversified distribution network.

Within the credit and rates business, trading income declined as performance was negatively affected by conditions in the sub-prime mortgage market, which resulted in the widening of credit spreads.

Equities income grew by 52 per cent, with record results achieved in the period. Trading income growth was underpinned by the strength of major stock indices, with further growth driven by equity financing and equity derivatives. In France, the business benefited from a gain of US$93 million from the sale of an investment in Euronext N.V. shares.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Net income from financial instruments designated at fair value

	Half-year to		At
	30 June 2007		30 June 2007

	Net income		Assets	Liabilities
	US$m	%	US$m	US$m
By geographical region
Europe	348	39.8	24,936	36,749
Hong Kong	210	24.0	5,507	4,393
Rest of Asia-Pacific	78	8.9	1,836	480
North America[1]	81	9.3	–	34,344
Latin America[1]	157	18.0	2,570	–

	874	100.0	34,849	75,966

	Half-year to		At
	30 June 2006		30 June 2006

	Net income/(expense)		Assets	Liabilities
	US$m	%	US$m	US$m
By geographical region
Europe	129	49.6	10,561	28,649
Hong Kong	6	2.3	4,000	4,067
Rest of Asia-Pacific	(5)	(1.9)	854	307
North America[1]	24	9.2	–	31,143
Latin America[1]	106	40.8	1,440	188

	260	100.0	16,855	64,354

	Half-year to		At
	31 December 2006		31 December 2006

	Net income/(expense)		Assets	Liabilities
	US$m	%	US$m	US$m
By geographical region
Europe	15	3.8	12,164	32,630
Hong Kong	254	64.0	4,745	4,291
Rest of Asia-Pacific	84	21.2	1,729	410
North America	(87)	(22.0)	–	32,880
Latin America	131	33.0	1,935	–

	397	100.0	20,573	70,211

		Half-year to

		30 June	30 June	31 December
		2007	2006	2006
		US$m	US$m	US$m

Income from assets held to meet liabilities under insurance and investment contracts		1,348	318	1,234
Change in fair value of liabilities to customers under investment contracts		(620)	(226)	(782)
Movement in fair value of HSBC’s long-term debt issued and related derivatives		284	135	(170)
–	change in own credit spread on long-term debt	172	(172)	(216)
–	other changes in fair value	112	307	46

Income/(expense) from other instruments designated at fair value		(138)	33	115

Net income from financial instruments designated at fair value		874	260	397

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

HSBC has principally used the fair value designation in the following instances:

•	for certain fixed-rate long-term debt issues whose interest rate characteristic has been changed to floating through interest rate swaps as part of a documented interest rate management strategy. Approximately US$61 billion of the Group’s debt issues have been accounted for using the fair value option. The movement in fair value of these debt issues includes the effect of own credit spread changes and any ineffectiveness in the economic relationship between the related swaps and own

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debt. As credit spreads narrow, accounting losses are booked, and the reverse is true in the event of spreads widening. Ineffectiveness arises from the different credit characteristics of the swap and own debt coupled with the sensitivity of the floating leg of the swap to changes in short-term interest rates. The size and direction of the accounting consequences of changes in own credit spread and ineffectiveness can be volatile from period to period, but do not alter the cash flows envisaged as part of the documented interest rate management strategy;

•	for certain financial assets held by insurance operations and managed at fair value to meet liabilities under insurance contracts (approximately US$7 billion of assets); and

•	for financial liabilities under investment contracts and the related financial assets, when the change in value of the assets is correlated with the change in value of the liabilities to policyholders (approximately US$18 billion of assets and related liabilities).

Net income from assets designated at fair value and held to meet liabilities under insurance and investment contracts is correlated with changes in liabilities under the related investment and insurance contracts. Liabilities under investment contracts are generally measured at fair value and changes are taken to ‘Net income from financial instruments designated at fair value’ to match the net income on the related assets. There is, however, a mismatch in presentation for insurance contracts where the change in the value of the insurance contract liabilities is included within ‘Net insurance claims incurred and movement in policyholders’ liabilities’, whereas any related asset returns are included within ‘Net income from financial instruments designated at fair value’.

The commentary that follows is on an underlying basis.

Net income from financial instruments designated at fair value increased by 112 per cent compared with the first half of 2006. Income from assets held to meet liabilities under insurance and investment contracts rose by 201 per cent, mostly from higher investment returns in equity portfolios held by insurance companies in the UK and Hong Kong. The change in fair value of liabilities under investment contracts increased by 159 per cent compared with the first half of 2006, reflecting the attribution to customers of the majority of the gain on investment contract assets.

The remainder of the increase reflected a widening of credit spreads on certain fixed-rate long-term debt issued by HSBC Finance and higher net mark-to-market movements on this debt, partly offset by mark-to-market losses on the related interest rate swaps. This gain reversed losses taken in prior periods and, over the life of this debt, these fair value adjustments will fully reverse.

Gains less losses from financial investments

	Half-year to

	30 June 2007		30 June 2006		31 December 2006

	US$m	%	US$m	%	US$m	%
By geographical region
Europe	790	79.1	266	54.0	358	75.2
Hong Kong	32	3.2	122	24.7	40	8.4
Rest of Asia-Pacific	26	2.6	27	5.5	14	2.9
North America[1]	53	5.3	40	8.1	18	3.8
Latin America[1]	98	9.8	38	7.7	46	9.7

Gains less losses from financial investments	999	100.0	493	100.0	476	100.0

		Half-year to

		30 June	30 June	31 December
		2007	2006	2006
		US$m	US$m	US$m
Net gains from disposal of:
–	debt securities	133	154	98
–	equity securities	852	338	364
–	other financial investments	14	1	14

Gains less losses from financial investments		999	493	476

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

HSBC reported net gains of US$999 million from the disposal of available-for-sale financial investments during the first half of 2007, 103 per cent higher than in the first half of 2006. Gains from financial instruments were primarily attributable to the gain on the sale of shareholdings and the successful realisation of a number of private equity investments in both the UK and France. In Latin America, a gain arose from the sale of Serasa, a credit bureau.

In the first half of 2006, HSBC benefited from a US$93 million gain arising from the partial redemption of HSBC’s investment in MasterCard Incorporated following its IPO and a gain of US$101 million on the sale of part of HSBC’s stake in UTI Bank Limited, which did not recur in 2007.

Gains arising from dilution of interests in associates

Three of HSBC’s associates, Industrial Bank, Ping An Insurance and Bank of Communications, issued new shares for which HSBC did not subscribe. As a consequence of the new monies raised by the associates, HSBC’s share of their underlying assets increased by US$1,076 million, notwithstanding the reduction in the Group’s interests. These gains are presented in the income statement as ‘Gains from dilution of the Group’s interests in associates’, and should be regarded as exceptional. For further details see Note 19 on the Financial Statements.

Net earned insurance premiums

	Half-year to

	30 June 2007		30 June 2006		31 December 2006

	US$m	%	US$m	%	US$m	%
By geographical region
Europe	1,480	37.2	668	23.6	630	22.2
Hong Kong	1,426	35.9	1,317	46.5	1,311	46.3
Rest of Asia-Pacific	109	2.7	89	3.1	85	3.0
North America[1]	231	5.8	238	8.4	254	9.0
Latin America[1]	731	18.4	522	18.4	554	19.5

Net earned insurance premiums	3,977	100.0	2,834	100.0	2,834	100.0

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Gross insurance premium income	4,532	3,262	3,193
Reinsurance premiums	(555)	(428)	(359)

Net earned insurance premiums	3,977	2,834	2,834

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

Net earned insurance premiums of US$3,977 million were US$1,143 million, or 40 per cent, higher than in the first half of 2006. During the year, HSBC acquired the remaining shares in Erisa in France. Net earned insurance premiums increased by 10 per cent on an underlying basis.

The commentary that follows is on an underlying basis.

In Europe, net earned insurance premiums increased by 1 per cent to US$1,480 million. Increased premium income from pension fund products in the UK was largely offset by the adverse effect on premiums of HSBC having ceased underwriting certain life insurance products.

In Hong Kong, net earned insurance premiums of US$1,426 million were 9 per cent higher than in the first half of 2006. Improved premium income from the life business was primarily attributable to an increase in new business, driven by the launch of investment linked insurance products for personal and commercial clients and new propositions designed to meet customers’ financial retirement needs.

In the Rest of Asia-Pacific region, net earned insurance premiums were 16 per cent higher than in the first half of 2006. The development of new insurance product initiatives, including a recently launched medical insurance product in Singapore, shariah-compliant insurance propositions in the Middle East and the establishment of a Takaful joint

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venture in Malaysia, underlined HSBC’s continued emphasis on expanding insurance business across the region.

In North America, premium income stayed broadly in line with the first half of 2006.

In Latin America, net earned insurance premiums increased by 28 per cent. In Brazil, pension sales increased and higher personal loan sales resulted in a significant rise in new life business volumes due to life contracts being offered to customers as a complementary product.

Other operating income

	Half-year to

	30 June 2007		30 June 2006		31 December 2006

	US$m	%	US$m	%	US$m	%
By geographical region
Europe	262	17.1	633	35.8	795	35.0
Hong Kong	413	27.0	443	25.0	391	17.2
Rest of Asia-Pacific	360	23.5	288	16.3	477	21.0
North America[1]	342	22.4	365	20.6	557	24.6
Latin America[1]	153	10.0	41	2.3	50	2.2

	1,530	100.0	1,770	100.0	2,270	100.0

Intra-HSBC elimination	(852)		(617)		(877)

Other operating income	678		1,153		1,393

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Rent received	315	340	347
Gain/(loss) on disposal of assets held for resale	(37)	79	(51)
Valuation gains on investment properties	48	80	84
Gain on disposal of property, plant and equipment, and non-financial investments	152	180	601
Change in present value of in-force long-term insurance business	(155)	57	(17)
Other	355	417	429

Other operating income	678	1,153	1,393

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

Other operating income of US$678 million was US$475 million, or 41 per cent, lower than in the first half of 2006, a 49 per cent decline on an underlying basis.

The commentary that follows is on an underlying basis.

In Europe, a 68 per cent decline in other operating income arose due to a fall in the present value of in-force long-term business in the UK which followed a change in FSA regulations. This was more than offset by a reduction in provisions reported in ‘Net insurance claims incurred and movements in policyholders’ liabilities’. The non-recurrence of the profit realised on the sale of HSBC’s stake in The Cyprus Popular Bank contributed further to the decrease.

In Hong Kong, the reduction in other operating income was partly due to the disposal of Hang Seng Bank Limited’s former head office building in 2006.

Other operating income in Rest of Asia-Pacific rose by 20 per cent, mostly due to increased levels of activity at the Group Service Centres in India.

In North America, the reduction reflected losses on asset sales following branch closures in the mortgage services business. Income in the retail services business also declined, but these effects were partly mitigated by lower losses on the sale of foreclosed assets, and a gain following a sale and leaseback transaction of a building formerly owned by HSBC’s US bank.

In Latin America, the rise in other operating income was mostly driven by a refinement of the income recognition methodology in respect of long-term insurance contracts in Mexico. A gain on a credit card portfolio sale in Brazil contributed further to the increase.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Net insurance claims incurred and movement in policyholders’ liabilities

	Half-year to

	30 June 2007		30 June 2006		31 December 2006

	US$m	%	US$m	%	US$m	%
By geographical region
Europe	1,146	31.8	287	13.4	244	9.5
Hong Kong	1,512	42.1	1,193	55.5	1,506	58.9
Rest of Asia-Pacific	141	3.9	63	2.9	129	5.0
North America[1]	124	3.4	117	5.4	142	5.6
Latin America[1]	676	18.8	489	22.8	534	21.0

Net insurance claims incurred and movement in policyholders’ liabilities	3,599	100.0	2,149	100.0	2,555	100.0

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Gross insurance claims and movement in policyholders’ liabilities	3,428	2,270	2,802
Reinsurers’ share of claims incurred and movement in policyholders’ liabilities	171	(121)	(247)

Net insurance claims incurred and movement in policyholders’ liabilities	3,599	2,149	2,555

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

Net insurance claims incurred and movement in policyholders’ liabilities of US$3,599 million were 67 per cent higher than in the first half of 2006. During the year, HSBC acquired the remaining shares in Erisa in France. Net insurance claims incurred and movement in policyholders’ liabilities increased by 13 per cent on an underlying basis.

Net insurance claims incurred and movement in policyholders’ liabilities arise from both life and non-life insurance business. For non-life business, amounts reported represent the cost of claims paid during the year and the estimated cost of notified claims. For life business, the main element of claims is the liability to policyholders created on the initial underwriting of the policy and any subsequent movement in the liability that arises, primarily from the attribution of investment performance to savings-related policies. Consequently, claims rise in line with increases in sales of savings-related business and with investment market growth.

The commentary that follows is on an underlying basis.

In Europe, net insurance claims incurred and movement in policyholders’ liabilities decreased by 91 per cent, primarily driven by a reduction in the present value of the in-force insurance business, reflecting a change in FSA rules. This was partly offset by a decrease in other operating income.

In Hong Kong, the 28 per cent increase largely reflected higher life insurance premiums in line with business growth.

In Rest of Asia-Pacific, a 110 per cent increase was mainly the result of strong demand for insurance products in Singapore and the launch of HSBC Amanah Takaful in 2006.

In North America, net insurance claims incurred and movement in policyholders’ liabilities were broadly in line with the first half of 2006.

In Latin America, higher sales of life and pension fund products, primarily driven by the success of a sales campaign during the first quarter of 2007, led to an increase in net insurance claims.

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Loan impairment charges and other credit risk provisions

	Half-year to

	30 June 2007		30 June 2006		31 December 2006

	US$m	%	US$m	%	US$m	%
By geographical region
Europe	1,363	21.5	935	24.0	1,220	18.3
Hong Kong	80	1.3	70	1.8	102	1.5
Rest of Asia-Pacific	308	4.8	271	7.0	241	3.6
North America[1]	3,820	60.2	2,172	55.8	4,624	69.2
Latin America[1]	775	12.2	442	11.4	496	7.4

Loan impairment charges and other credit risk provisions	6,346	100.0	3,890	100.0	6,683	100.0

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m
Loan impairment charges
New allowances net of allowance releases	6,635	4,239	7,087
Recoveries of amounts previously written off	(307)	(343)	(436)

	6,328	3,896	6,651
Individually assessed allowances	385	178	280
Collectively assessed allowances	5,943	3,718	6,371
Other credit risk provisions	18	(6)	32

Loan impairment charges and other credit risk provisions	6,346	3,890	6,683

At end of period
Customer impaired loans	14,555	12,296	13,785
Customer loan impairment allowances	14,323	11,381	13,578

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

Loan impairment charges and other credit risk provisions rose by 63 per cent compared with the first half of 2006, to US$6,346 million. On an underlying basis, charges increased by 57 per cent. The following factors drove the underlying increase:

•	Personal Financial Services, which accounted for the majority of the customer loan portfolio, contributed 91 per cent of the increase. The vast majority of this increase was in North America. Outside North America, the rise in impairment charges reflected portfolio growth and seasoning;

•	in assessing the period-on-period increase in loan impairment charges in North America, the following background perspective is important.

The loan impairment charge in the first half of 2006 benefited from:

	–	exceptionally low levels of personal bankruptcy filings in the US, as a result of a new bankruptcy law which took effect in October 2005;

	–	the effect of significant loan growth in 2004 and 2005, which had not yet fully seasoned; and
	–	a generally favourable credit environment in the US which affected the comparability of loan impairment charges between periods.

The increased loan impairment charge in the first half of 2007 reflected higher levels of receivables, higher levels of delinquency driven by normal portfolio seasoning, increased levels of personal bankruptcy filings and the progression of portions of HSBC Finance’s mortgage services portfolio purchased in 2005 and 2006 into various stages of delinquency and charge-off;

•	in Latin America, a 52 per cent increase in loan impairment charges reflected the rate of underlying growth in lending across the region;

•	increased loan impairment charges in the UK arose from a refinement of the roll rate methodology in the consumer finance business and upward market trends in personal bankruptcies and IVAs; and

•	the commercial and corporate credit environment in all regions remained largely benign.

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

The commentary that follows is on an underlying basis.

In Europe, net loan impairment charges increased by 35 per cent, primarily in the UK. In addition to the factors noted above, UK retail impairment charges reflected growth in credit card lending. As a result of the rising market trends in personal bankruptcies and IVAs, HSBC curtailed lending to some higher-risk borrower segments. Corporate credit quality in the UK was broadly stable, with net recoveries in CIBM.

Credit quality in France and Turkey was largely stable. In France, CIBM returned to a small net charge position, compared with net recoveries in the first half of 2006. In Turkey, rising loan impairment charges in Commercial Banking were partly offset by a lower charge in Personal Financial Services.

In Hong Kong, net loan impairment charges were low but rose moderately following lower releases and recoveries compared with the first half of 2006. Generally, credit quality remained sound.

In Rest of Asia-Pacific, net loan impairment charges increased, primarily as a result of increased lending volumes but, in aggregate, remained at low levels. Charges in Thailand rose, due to a single corporate customer, but these were partly offset by releases of previously established impairment allowances against credit card lending in Taiwan and reduced loan impairment charges due to improved delinquency rates on credit cards in Indonesia. In Malaysia, HSBC experienced increased loan impairment charges on mortgage balances in Personal Financial Services due to rising interest rates, and on a single corporate account. Commercial recoveries in the United Arab Emirates were indicative of the generally favourable credit environment in the Middle East. Loan impairment charges in India rose due mainly to increased personal lending, while in mainland China charges were low as a result of improved credit performance in commercial lending.

In North America, net loan impairment charges were significantly higher than in the first half of

2006. The increase predominantly related to the US, but Canada and Bermuda also reported higher loan impairment charges. In the US, the rise reflected recent asset growth, increased delinquency rates as a result of normal portfolio seasoning and the progression of mortgage services portfolios purchased in 2005 and 2006 into various stages of delinquency and write-off. The increase was also attributable to a higher proportion of unsecured loans such as credit cards and personal lending and a return to higher levels of personal insolvency following the lower rates experienced in 2006. The rise in delinquency rates within the mortgage services business, following deterioration in second lien and some first lien mortgages acquired from correspondents, slowed during 2007 compared with the rate of increase during the full year of 2006. Impairment charges in Canada reflected strong asset growth and higher delinquency rates in the motor vehicle finance business. In Bermuda, the movement between reporting periods reflected the non-recurrence of a recovery related to a single corporate client.

In Latin America, recent growth in unsecured lending led to a 52 per cent increase in net loan impairment charges. This rise was primarily concentrated in Mexico, where significant growth in credit card and self-employed lending balances, areas in which HSBC traditionally had a low market presence, led to the rise in loan impairment charges. Loan underwriting criteria and collections strategies are regularly reviewed to maintain the quality of the portfolio.

The aggregate customer loan impairment allowances at 30 June 2007 of US$14,323 million represented 1.6 per cent of gross customer advances (net of reverse repos, settlement accounts and netting) compared with 1.4 per cent at 30 June 2006.

Impaired loans to customers were US$14,555 million at 30 June 2007, compared with US$13,785 million at 31 December 2006. At constant exchange rates, impaired loans increased by 4 per cent compared with 30 June 2006, while underlying lending growth (excluding lending to the financial sector and settlement accounts) was 5 per cent.

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Operating expenses

	Half-year to

	30 June 2007		30 June 2006		31 December 2006

	US$m	%	US$m	%	US$m	%
By geographical region
Europe	7,972	40.9	6,723	40.1	7,148	39.1
Hong Kong	1,665	8.6	1,504	9.0	1,765	9.7
Rest of Asia-Pacific	2,075	10.7	1,609	9.6	1,939	10.6
North America[1]	5,235	26.9	4,974	29.7	5,219	28.5
Latin America[1]	2,516	12.9	1,946	11.6	2,220	12.1

	19,463	100.0	16,756	100.0	18,291	100.0
Intra-HSBC elimination	(852)		(617)		(877)

Operating expenses	18,611		16,139		17,414

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m
By expense category
Employee compensation and benefits[2]	10,430	8,992	9,508
Premises and equipment (excluding depreciation)	1,848	1,640	1,749
General and administrative expenses	5,174	4,425	5,009

Administrative expenses	17,452	15,057	16,266
Depreciation of property, plant and equipment	817	748	766
Amortisation and impairment of intangible assets	342	334	382

Operating expenses	18,611	16,139	17,414

	At	At	At
	30 June	30 June	31 December
	2007	2006	2006
Staff numbers (full-time equivalent)
Europe	80,912	77,736	78,311
Hong Kong	27,066	26,739	27,586
Rest of Asia-Pacific	81,031	63,299	72,265
North America[1]	56,693	54,884	55,642
Latin America[1]	66,875	55,241	64,900

	312,577	277,899	298,704

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

2	In the first half of 2006, a charge of US$135 million was recognised arising from the waiver of the TSR-related performance condition in respect of the 2003 awards under the HSBC Holdings Group Share Option Plan (‘the Plan’). As explained in the Annual Report and Accounts 2005, in light of the impressive and sustained performance and shareholder returns over the three years covered by the 2003 awards, the Group Remuneration Committee exercised its discretion, as permitted within the Plan, to waive the TSR performance condition. Under both IFRSs and US GAAP this is treated as a modification which requires an additional accounting charge: this is a non-cash item.

Operating expenses of US$18,611 million were 15 per cent higher than in the first half of 2006. On an underlying basis, cost growth was 10 per cent, 5 percentage points less than the increase in net operating income before loan impairment charges.

The principal drivers of underlying cost growth were as follows:

•	higher staff costs reflected increased headcount, primarily in Latin America and the Rest of Asia-Pacific region in support of business growth, and higher performance-related pay, particularly in CIBM and Private Banking, in line with strong operating income growth;
•	administrative expenses increased as a result of marketing and IT expenditure to enhance brand awareness, support sales activities and promote direct banking capabilities across all regions. The emphasis on direct channels resulted in a significant increase in internet-based transactions, contributing to efficiencies that mitigated the increased cost of processing higher volumes; and

•	various initiatives undertaken to support business expansion continued to augment infrastructure costs. In the UK, major costs were incurred to refurbish the branch network, improve and increase the number of self-service

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

machines and extend opening hours in certain branches. In the US, Mexico, Turkey and parts of the Asia-Pacific region, higher costs reflected the expansion of the retail business through branch openings and expansion of ATM networks and further development of the commercial banking operations.

Cost efficiency ratios

HSBC’s cost efficiency ratio improved from 50 per cent to 48 per cent. Significant productivity improvements in Hong Kong and the Rest of Asia-Pacific region were largely offset by a weakening cost efficiency ratio in Europe, where expenses grew at a faster rate than revenues, primarily due to the cost of overdraft fee refunds and investments made to enhance channel capacity and drive business expansion across the region.

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	%	%	%

HSBC	48.3	50.1	52.5

Personal Financial Services	50.0	49.0	50.4
Europe	65.4	60.2	58.3
Hong Kong	27.6	31.1	33.2
Rest of Asia-Pacific	68.9	68.6	73.1
North America[1]	41.8	41.5	43.0
Latin America[1]	61.9	64.7	66.4

Commercial Banking	44.2	44.5	43.1
Europe	48.1	48.0	45.6
Hong Kong	24.5	27.1	25.3
Rest of Asia-Pacific	39.3	40.8	43.9
North America[1]	46.4	45.4	44.5
Latin America[1]	55.1	56.2	55.6

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

Share of profit in associates and joint ventures

	Half-year to

	30 June 2007		30 June 2006		31 December 2006

	US$m	%	US$m	%	US$m	%
By geographical region
Europe	88	14.1	(66)	(18.3)	(6)	(1.2)
Hong Kong	13	2.1	10	2.8	9	1.8
Rest of Asia-Pacific	507	81.4	386	106.9	479	98.8
North America[1]	10	1.6	31	8.6	(1)	(0.2)
Latin America[1]	5	0.8	–	–	4	0.8

Share of profit in associates and joint ventures	623	100.0	361	100.0	485	100.0

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m
Share of profit in:
– associates	607	357	466
– joint ventures	16	4	19

Share of profit in associates and joint ventures	623	361	485

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

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Income from associates and joint ventures was US$623 million, an increase of 73 per cent compared with the first half of 2006, and 77 per cent on an underlying basis.

The commentary that follows is on an underlying basis.

Improved contributions from Bank of Communications, Industrial Bank and Ping An Insurance were partly offset by lower income from The Saudi British Bank. In Europe, share of profit in associates and joint ventures improved significantly, due to the non-recurrence of an impairment charge on a private equity investment held by an associate in the first half of 2006.

HSBC’s share of income from the Bank of Communications rose significantly as a result of balance sheet growth, improved credit control and improvements in cost efficiency.

Income from Ping An Insurance also rose as a result of continued success in the core insurance business, strong performance in stock markets and successful diversification into banking.

HSBC’s share of profits from The Saudi British Bank decreased 30 per cent as a result of reduced activity following a correction in the Saudi stock market in 2006, and considerable market volatility in the first half of 2007 which constrained investor appetite for equities.

Asset deployment

	At 30 June 2007		At 30 June 2006		At 31 December 2006

	US$m	%	US$m	%	US$m	%
Loans and advances to customers	928,101	43.2	814,209	46.8	868,133	46.6
Loans and advances to banks	214,645	10.0	162,482	9.3	185,205	10.0
Trading assets	424,645	19.7	299,295	17.2	328,147	17.6
Financial investments	233,001	10.8	192,334	11.1	204,806	11.0
Derivatives	149,181	6.9	104,665	6.1	103,702	5.6
Goodwill and intangible assets	38,445	1.8	34,544	2.0	37,335	2.0
Other	162,423	7.6	130,609	7.5	133,430	7.2

	2,150,441	100.0	1,738,138	100.0	1,860,758	100.0

Loans and advances to customers include:
– reverse repos	38,023		15,038		18,755
– settlement accounts	3,948		8,094		3,254

Loans and advances to banks include:
– reverse repos	49,990		37,101		45,019
– settlement accounts	3,769		6,691		2,028

HSBC’s total assets at 30 June 2007 were US$2,150 billion, an increase of US$289 billion or 16 per cent since 31 December 2006. CIBM was the primary driver of the increase in trading assets and derivatives. An expansion of financing-focused client business resulted in a 29 per cent increase in trading assets, while interest rate movements, a relative increase in volatility and higher volume drove a 44 per cent rise in derivatives. Acquisitions added US$21 billion to total assets, which grew by 13 per cent on an underlying basis.

The commentary that follows is on an underlying basis.

At 30 June 2007, HSBC’s balance sheet remained highly liquid. The proportion of assets deployed in loans and advances to customers fell to 43 per cent, primarily due to significantly higher holdings of derivative and trading assets which, at US$574 billion, accounted for 27 per cent of assets at 30 June 2007, 4 percentage points higher than at 31 December 2006.

Loans and advances to customers increased by 5 per cent, half the rate of growth at the same point in 2006. This reflected the tightening of HSBC’s personal lending criteria in its two largest personal credit markets, North America and the UK, in response to weakening credit quality in certain market segments. Emerging market credit expanded as these economies grew and HSBC improved its capacity to capture lending opportunities. HSBC’s residential mortgage exposure declined marginally, with moderate growth in most of the regions in which HSBC operates, offset by a contraction in lending in North America as a result of actions taken to address exposure to the weakness seen in the sub-prime market. Personal lending, excluding mortgages, was 4 per cent higher, driven by strong growth in credit card lending in Hong Kong and increased appetite for credit in the emerging markets

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

of Latin America and the Rest of Asia-Pacific. In Europe, growth in lending to Private Banking clients and personal lending in France and Turkey was partially offset by reduced balances in the UK as HSBC took steps to mitigate the impact of sustained high levels of personal bankruptcies and IVAs.

Trading assets and financial investments

Trading assets principally consist of debt and equity instruments acquired for the purpose of market making or to benefit from short-term price movements. Securities classified as held for trading are carried on the balance sheet at fair value with movements in fair value recorded in the income statement.

Trading assets of US$425 billion at 30 June 2007 were 29 per cent higher than at 31 December 2006, following the strategic decision to expand the collateralised lending business in Europe. Holdings in debt securities rose due to increased trading activity and growth in the structured notes business, while a rise in equity securities was driven by an expansion in the equity swaps franchise.

Financial investments include debt and equity instruments that are classified as available for sale or, to a small extent, held to maturity. The available-for-sale investments represent a core element of the Group’s liquidity and may be disposed of either to manage that liquidity or in response to investment opportunities arising from favourable movements in economic indicators, such as interest rates, foreign exchange rates and equity prices.

Excluding the effect of acquisitions, largely Erisa, financial investments were 12 per cent higher than those reported at 31 December 2006. Higher holdings of debt securities were due to the deployment of increased commercial surplus, particularly in the emerging market regions where HSBC’s operations continued to expand.

Net unrealised gains in the valuation of equities amounted to US$2,985 million.

Funds under management

Funds under management at 30 June 2007 were US$787 billion, an increase of US$92 billion, or 13 per cent, compared with 31 December 2006. The increase was 12 per cent on an underlying basis. Both Group Investment Businesses and Private Banking delivered strong investment performance with significant net new money raised, primarily by Private Banking.

At 30 June 2007, Group Investment Businesses managed US$343 billion of assets, a rise of 5 per cent compared with 31 December 2006, with steady investment performance.

Private Banking attracted net new money of US$11 billion, reflecting the strength of its product range which, together with strong investment performance, contributed to an 18 per cent increase in funds under management to US$274 billion at 30 June 2007.

Other funds under management, of which the main constituent was a corporate trust business in Asia, were 26 per cent higher than at 31 December 2006 at US$168 billion.

Client assets, which provide an indicator of overall Private Banking volumes and include funds under management, cash deposits and certain on-balance sheet trust assets, rose by 11 per cent compared with 31 December 2006 to reach US$370 billion. Further details of this movement are presented in the Private Banking business highlights on page 17.

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	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$bn	US$bn	US$bn
Funds under management
At beginning of period	695	561	615
Net new money	15	26	18
Value change	36	15	42
Exchange and other	41	13	20

At end of period	787	615	695

Funds by management by business
Group Investment Businesses	343	294	328
Private Banking	274	213	232
Affiliates	2	2	2
Other	168	106	133

	787	615	695

Assets held in custody and under administration

Custody is the safekeeping and servicing of securities and other financial assets on behalf of clients. At 30 June 2007, assets held by HSBC as custodian amounted to US$5,455 billion, 19 per cent higher than the US$4,572 billion held at 31 December 2006. At constant exchange rates, growth was 18 per cent.

Administration includes the provision of various support functions, including valuations of portfolios of securities and other financial assets on behalf of clients. At 30 June 2007, the value of assets held under administration by the Group amounted to US$1,275 billion, 11 per cent higher than the US$1,150 billion held at 31 December 2006. At constant exchange rates, growth was 8 per cent.

Economic profit

HSBC’s internal performance measures include economic profit, a calculation which compares the return on financial capital invested in HSBC by its shareholders with the cost of that capital. HSBC prices its cost of capital internally and the difference between that cost and post-tax profit attributable to ordinary shareholders represents the amount of economic profit generated. Economic profit is used by management as a means of deciding where to allocate resources so that they will be most productive.

In order to concentrate on external factors rather than measurement bases, HSBC emphasises the trend in economic profit rather than absolute amounts within business units. In light of the current levels of world interest rates, and taking into account its geographical and customer group diversification, HSBC believes that its true cost of capital on a consolidated basis remains 10 per cent. HSBC plans to continue using this rate until the end of the current five-year strategic plan in 2008 in order to ensure consistency and comparability.

Economic profit increased by US$1,324 million, or 36 per cent, compared with the first half of 2006. The rate of growth in profit attributable was greater than the growth in average shareholders’ equity, driven by strong growth in Hong Kong and the Rest of Asia-Pacific region, including dilution gains. The benefits from these were partly offset by higher loan impairment charges in the US and UK. The increase in economic profit was also reflected in a higher return on average invested capital and, in consequence, economic spread, which increased by 120 basis points compared with the first half of 2006.

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

Economic profit

	Half-year to

	30 June 2007		30 June 2006		31 December 2006

	US$m	%[1]	US$m	%[1]	US$m	%[1]

Average total shareholders’ equity	114,776		97,117		104,542
Add: Goodwill previously amortised or written off	8,172		8,172		8,172
Less: Property revaluation reserves	(917)		(1,092)		(1,032)
Reserves representing unrealised gains/(losses) on effective cash flow hedges	215		(259)		5
Reserves representing unrealised gains on available-for-sale securities	(2,214)		(886)		(1,422)
Preference shares	(1,405)		(1,405)		(1,405)

Average invested capital[2]	118,627		101,647		108,860

Return on invested capital[3]	10,850	18.4	8,684	17.2	7,015	12.8
Benchmark cost of capital	(5,883)	(10.0)	(5,041)	(10.0)	(5,487)	(10.0)

Economic profit/spread	4,967	8.4	3,643	7.2	1,528	2.8

1	Expressed as a percentage of average invested capital.
2	Average invested capital is measured as average total shareholders’ equity after adding back goodwill previously written-off directly to reserves, deducting average preference shares issued by HSBC Holdings and deducting average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities. This measure reflects capital initially invested and subsequent profit.
3	Return on invested capital is based on the profit attributable to ordinary shareholders of the parent company.

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H S B C   H O L D I N G S   P L C

The Management of Risk

Risk management

All HSBC’s activities involve, to varying degrees, the analysis, evaluation, acceptance and management of risks or combinations of risks. The most important risks are credit risk (which includes country and cross-border risk), liquidity risk, market risk, operational risk, reputational risk and insurance risk. Market risk includes foreign exchange, interest rate and equity price risks.

HSBC’s risk management policies are designed to identify and analyse these risks, to set appropriate risk limits and controls, and to monitor the risks and adherence to limits by means of reliable and up-to-date administrative and information systems. HSBC regularly reviews its risk management policies and systems to reflect changes in markets, products and emerging best practice. Individual responsibility and accountability, instilled through training, are designed to deliver a disciplined, conservative and constructive culture of risk management and control.

The Group Management Board, under authority delegated by the Board of Directors, formulates high level Group risk management policy. A separately convened Risk Management Meeting of the Group Management Board monitors risk and receives reports which allow it to review the effectiveness of HSBC’s risk management policies.

The management of all HSBC’s significant risks was discussed in detail in the Annual Report and Accounts 2006. There have been no changes since 31 December 2006 which are material to understanding the current reporting period.

The insurance businesses manage their own credit, liquidity and market risk, along with insurance risk, separately from the rest of HSBC, due to the different nature of the respective businesses.

Credit risk management

Credit exposure

The balance of exposure across the Group has not changed significantly since 31 December 2006, although growth in lending to the personal sector slowed and the underlying movement in residential mortgages was negative. The proportion of total assets deployed in loans and advances to customers decreased by 3 percentage points, as the portion of total assets represented by derivatives and trading assets increased by 1 and 2 percentage points, respectively. Within loans and advances to customers, the proportion of lending to personal customers fell slightly, as did the ratio of residential mortgage lending to total personal lending, compared with 31 December 2006. Amounts due from non-bank financial institutions increased by 37 per cent, primarily as a result of higher trading volumes in Global Markets, particularly in reverse repos. Loans and advances to banks and financial investments comprised broadly the same proportion of total assets at 30 June 2007 as they did at 31 December 2006.

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H S B C   H O L D I N G S   P L C

The Management of Risk (continued)

Gross loans and advances by industry sector

	At	Constant	Movement on	At
	31 December	currency	a constant	30 June
	2006	effect	currency basis	2007
	US$m	US$m	US$m	US$m

Loans and advances to customers
Personal:
Residential mortgages[1]	265,337	3,816	(2,329)	266,824
Other personal[2]	210,809	2,750	8,493	222,052

Total personal	476,146	6,566	6,164	488,876

Corporate and commercial:
Commercial, industrial and international trade	162,109	3,579	10,663	176,351
Commercial real estate	60,366	1,327	2,645	64,338
Other property-related	27,165	658	1,050	28,873
Government	8,990	69	(1,495)	7,564
Other commercial[3]	84,477	1,827	4,801	91,105

Total corporate and commercial	343,107	7,460	17,664	368,231

Financial:
Non-bank financial institutions	59,204	1,041	21,124	81,369
Settlement accounts	3,254	29	665	3,948

Total financial	62,458	1,070	21,789	85,317

Total gross loans and advances to customers	881,711	15,096	45,617	942,424
Loans and advances to banks	185,212	2,906	26,534	214,652

Total gross loans and advances	1,066,923	18,002	72,151	1,157,076

1	Including Hong Kong Government Home Ownership Scheme loans of US$3,972 million at 30 June 2007.
2	Including second lien mortgages and other property-related lending.
3	Including advances in respect of agriculture, transport, energy and utilities.

The commentary below analyses, on a constant currency basis, the changes in lending noted in the table above, compared with the position at 31 December 2006. On this basis, loans and advances to personal, corporate and commercial customers grew by 3 per cent, and total gross loans and advances increased by 7 per cent.

Geographically, total lending to personal customers was dominated by the diverse portfolios in North America (US$229 billion), the UK (US$130 billion) and Hong Kong (US$44 billion). Collectively, these lending books accounted for 82 per cent of total lending to the personal sector, 2 percentage points lower than the level reported at 31 December 2006.

Residential mortgages declined marginally to US$267 billion, representing 28 per cent of total loans and advances to customers (including the finance sector and settlement accounts) at 30 June 2007. In value terms, there was modest growth in Europe (US$1.2 billion) and strong growth in Rest of Asia-Pacific (US$0.9 billion), though this was more than offset by the planned contraction of the US mortgage services loan book.

In Europe, residential mortgage balances increased by 1 per cent to US$95 billion. In the UK, mortgage lending was broadly in line with

31 December 2006, with a change in product mix in favour of fixed rate mortgages. In France, balances grew 7 per cent to US$5 billion due to customer recruitment and strong demand for credit. In Turkey, strong growth of 10 per cent in mortgage lending was aided by the launch of a pre-approved mortgage campaign aimed at existing credit card customers.

In Hong Kong, the residential property market was boosted by a strong economy; however, the continued run-off of the Government Home Ownership Scheme and the competitive market environment led to a marginal decline in balances.

In North America, residential mortgage balances decreased by 4 per cent. In the US, the level of mortgage lending stood at US$103 billion, a decrease of 5 per cent since 31 December 2006. Non-prime balances in the consumer lending business increased, but this was more than offset by the result of actions taken in the mortgage services business, including tightening underwriting criteria, the decision to stop purchasing mortgages from correspondent brokers, and the continuation of the strategy of the US bank to sell down the majority of its prime loans. In Canada, the continued strength of the housing market and branch expansion by the consumer finance business contributed to 3 per cent growth in the residential mortgage book to US$17 billion.

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There was good growth in mortgage lending in many of the emerging market economies in the Rest of Asia-Pacific and Latin America regions, where balances rose by 5 per cent and 9 per cent, respectively.

Other personal lending grew by 4 per cent, to US$222 billion, representing 24 per cent of total loans and advances to customers (including the finance sector and settlement accounts) at 30 June 2007.

In Europe, other personal lending grew modestly. Growth in lending to Private Banking clients in Switzerland and greater levels of cross-sales to credit card customers in Turkey was partially offset by reduced balances in the UK as HSBC took steps to mitigate the adverse impact of sustained high levels of personal bankruptcies and IVAs.

Promotional campaigns boosted HSBC’s cards in circulation in Hong Kong, where the Group’s market leadership continued, and contributed to a substantial increase in other personal lending balances.

In Rest of Asia-Pacific, other personal lending was 10 per cent higher than at 31 December 2006, driven by strong growth in credit cards in circulation in the Middle East and robust expansion in personal lending in India, following branch expansion and marketing activity.

In North America, other personal lending balances reduced by 1 percentage point from the level at 31 December 2006. This decrease occurred in the US, where second lien mortgage balances, which do not meet the accounting definition of residential mortgages, declined significantly following HSBC’s decision to reduce this exposure. The reduction outweighed the results of increased marketing activity and direct mail campaigns that led to strong organic growth in credit cards and other personal lending.

Strong growth in credit card lending contributed to a 17 per cent rise in other personal lending in Latin America. In Mexico, personal lending rose following marketing campaigns and incentive offers, which contributed to increased credit card balances. In Brazil, growth in merchant relationships and the launch of a Visa credit card, together with higher levels of instalment and vehicle loans, led to increased other personal lending balances.

Loans and advances to corporate and commercial customers, at US$368 billion, were 4 per cent higher than at 31 December 2006. Lending was primarily concentrated in Europe, where it accounted for 58 per cent of advances to this sector, more than three quarters of which were in the UK.

In Europe, corporate and commercial advances were 6 per cent higher than at 31 December 2006. In the UK, lending to the commercial, industrial and international trade segment grew by 5 per cent following strong customer recruitment and improved cross-sales. In France, lending balances were 3 per cent higher than at 31 December 2006, mainly driven by the commercial, industrial and international, and commercial real estate segments. Commercial lending balances also saw strong growth in Germany.

In Hong Kong, strong cross-border lending to manufacturers with operations in mainland China was offset by reduced lending to the commercial real estate sector. In Rest of Asia-Pacific, the commercial loan book continued to expand. HSBC incorporated locally in mainland China and this added impetus to the Group’s already strong corporate and commercial offering, leading to significant growth in lending balances. In the Middle East, the addition of new relationship managers in the Business Banking Unit for small and micro businesses stimulated growth of the customer base, though this was partially offset by reduced lending to governments. In India, the extension of HSBC’s Commercial Banking proposition further into the branch network aided strong customer acquisition and contributed to increased lending balances.

In North America, the continued expansion of the branch network across the US and the effects of a strong focus on generating higher volumes of business from small and mid-market customers contributed to growth in commercial lending balances despite tightening of underwriting criteria for certain small and micro business customers.

HSBC’s Commercial Banking business continued to develop in Latin America and this was reflected in the expansion of the corporate and commercial loan portfolio. In Mexico, economic growth fuelled demand for credit to facilitate construction projects and this, together with sales of ‘Estimulo’, a packaged product targeted at small businesses, contributed to increased customer numbers and higher levels of corporate and commercial lending. In Brazil, the growth in the corporate and commercial loan book was driven by a number of factors including the granting of higher

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H S B C   H O L D I N G S   P L C

The Management of Risk (continued)

facility limits for some customers, the continued success of the ‘giro facil’ product, which combines loan and overdraft facilities, and increased appetite for credit from the real estate and agricultural sectors.

     The following tables analyse loans by industry

sector and by the location of the principal operations of the lending subsidiary or, in the case of the operations of The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank plc, HSBC Bank Middle East Limited and HSBC Bank USA N.A., by the location of the lending branch.

Loans and advances to customers by industry sector and by geographical region

	At 30 June 2007

							Gross loans
						Gross	by industry
			Rest of			loans and	sector as a
		Hong	Asia-	North	Latin	advances to	% of total
	Europe	Kong	Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages[1]	94,792	28,448	18,958	120,621	4,005	266,824	28.3
Other personal	69,170	15,352	14,835	108,077	14,618	222,052	23.6

	163,962	43,800	33,793	228,698	18,623	488,876	51.9

Corporate and commercial
Commercial, industrial and international trade	106,209	16,699	30,243	11,844	11,356	176,351	18.7
Commercial real estate	31,706	11,584	6,788	13,115	1,145	64,338	6.8
Other property-related	9,541	7,585	3,767	6,634	1,346	28,873	3.1
Government	1,981	356	1,076	256	3,895	7,564	0.8
Other commercial[2]	64,163	5,341	8,958	8,543	4,100	91,105	9.7

	213,600	41,565	50,832	40,392	21,842	368,231	39.1

Financial
Non-bank financial institutions	52,683	3,671	3,969	19,287	1,759	81,369	8.6
Settlement accounts	1,506	1,217	520	632	73	3,948	0.4

	54,189	4,888	4,489	19,919	1,832	85,317	9.0

Total gross loans and advancesto customers[3]	431,751	90,253	89,114	289,009	42,297	942,424	100.0

Percentage of Group loans and advances by geographical region	45.8%	9.6%	9.4%	30.7%	4.5%	100.0%
Impaired loans[4]	5,849	467	1,209	5,226	1,804	14,555
Impaired loans as a percentage of gross loans and advances to customers	1.4%	0.5%	1.4%	1.8%	4.3%	1.5%
Impairment allowances outstanding against loans and advances[5]	3,643	335	940	7,714	1,691	14,323
Impairment allowances outstanding as a percentage of impaired loans[5]	62.3%	71.7%	77.8%	147.6%	93.7%	98.4%

1	Including Hong Kong Government Home Ownership Scheme loans of US$3,972 million.
2	Including advances in respect of agriculture, transport, energy and utilities.
3	Including credit card lending of US$76,211 million.
4	Includes loans individually assessed as impaired and collectively assessed loans with a high likelihood of default. Impairment allowances establish a best estimate of loss arising on both these categories of loans and on the remaining book of collectively assessed loans.
5	Including collective impairment allowances on collectively assessed loans and advances.

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	At 30 June 2006 (restated1)

							Gross loans
						Gross	by industry
			Rest of			loans and	sector as a
		Hong	Asia-	North	Latin	advances to	% of total
	Europe	Kong	Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages[2]	83,401	28,939	18,536	122,555	2,199	255,630	30.9
Other personal	60,359	9,644	11,878	102,082	8,449	192,412	23.3

	143,760	38,583	30,414	224,637	10,648	448,042	54.2

Corporate and commercial
Commercial, industrial and international trade	91,702	17,841	23,330	10,583	6,739	150,195	18.2
Commercial real estate	24,838	13,313	5,414	13,152	419	57,136	6.9
Other property-related	8,583	6,151	3,112	5,481	729	24,056	2.9
Government	1,702	418	1,846	202	3,755	7,923	1.0
Other commercial[3]	50,429	6,349	8,593	8,805	2,418	76,594	9.3

	177,254	44,072	42,295	38,223	14,060	315,904	38.3

Financial
Non-bank financial institutions	36,933	2,493	2,436	10,280	1,407	53,549	6.5
Settlement accounts	4,965	1,397	604	980	149	8,095	1.0

	41,898	3,890	3,040	11,260	1,556	61,644	7.5

Total gross loans and advances to customers[4]	362,912	86,545	75,749	274,120	26,264	825,590	100.0

Percentage of Group loans and advances by geographical region	43.9%	10.5%	9.2%	33.2%	3.2%	100.0%
Impaired loans	5,767	504	1,041	3,638	1,346	12,296
Impaired loans as a percentage of gross loans and advances to customers	1.6%	0.6%	1.4%	1.3%	5.1%	1.5%
Impairment allowances outstanding against loans and advances[5]	3,513	391	910	5,249	1,318	11,381
Impairment allowances outstanding as a percentage of impaired loans[5]	60.9%	77.6%	87.4%	144.3%	97.9%	92.6%

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.
2	Including Hong Kong Government Home Ownership Scheme loans of US$4,360 million.
3	Including advances in respect of agriculture, transport, energy and utilities.
4	Including credit card lending of US$65,953 million.
5	Including collective impairment allowances on collectively assessed loans and advances.

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H S B C   H O L D I N G S   P L C

The Management of Risk (continued)

Loans and advances to customers by industry sector and by geographical region (continued)

	At 31 December 2006

							Gross loans
						Gross	by industry
			Rest of			loans and	sector as a
		Hong	Asia-	North	Latin	advances to	% of total
	Europe	Kong	Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages[1]	91,534	28,743	17,478	123,955	3,627	265,337	30.1
Other personal	67,214	10,396	13,275	108,256	11,668	210,809	23.9

	158,748	39,139	30,753	232,211	15,295	476,146	54.0

Corporate and commercial
Commercial, industrial and international trade	99,027	16,845	25,196	11,004	10,037	162,109	18.4
Commercial real estate	28,655	12,481	5,502	12,782	946	60,366	6.8
Other property-related	9,616	6,923	3,491	5,931	1,204	27,165	3.1
Government	2,360	551	1,916	220	3,943	8,990	1.0
Other commercial[2]	56,650	5,553	8,468	9,736	4,070	84,477	9.6

	196,308	42,353	44,573	39,673	20,200	343,107	38.9

Financial
Non-bank financial institutions	40,055	2,332	2,926	12,258	1,633	59,204	6.7
Settlement accounts	1,064	823	223	1,092	52	3,254	0.4

	41,119	3,155	3,149	13,350	1,685	62,458	7.1

Total gross loans and advances to customers[3]	396,175	84,647	78,475	285,234	37,180	881,711	100.0

Percentage of Group loans and advances by geographical region	44.9%	9.6%	8.9%	32.4%	4.2%	100.0%
Impaired loans	5,847	454	1,184	4,822	1,478	13,785
Impaired loans as a percentage of gross loans and advances to customers	1.5%	0.5%	1.5%	1.7%	4.0%	1.6%
Impairment allowances outstanding against loans and advances[4]	3,676	365	901	7,247	1,389	13,578
Impairment allowances outstanding as a percentage of impaired loans[4]	62.9%	80.4%	76.1%	150.3%	94.0%	98.5%

1	Including Hong Kong Government Home Ownership Scheme loans of US$4,078 million.
2	Including advances in respect of agriculture, transport, energy and utilities.
3	Including credit card lending of US$74,518 million.
4	Including collective impairment allowances on collectively assessed loans and advances.

Included in personal lending in North America are the following balances relating to the US:

	At	At	At
	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Residential mortgages – HSBC Bank USA	29,725	33,762	31,589
Residential mortgages – HSBC Finance	72,838	72,675	75,903
Motor vehicle finance	13,205	13,012	13,146
MasterCard and Visa credit cards	30,393	26,598	29,269
Private label cards	15,942	14,766	16,645
Other personal lending	39,257	39,926	41,214

	201,360	200,739	207,766

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Gross loans and advances to customers by country within Rest of Asia-Pacific and Latin America

	At 30 June 2007

				Commercial,
				international
	Residential	Other	Property-	trade and
	mortgages	personal	related	other	Total
	US$m	US$m	US$m	US$m	US$m

Australia	4,114	846	1,896	3,009	9,865
India	1,538	1,429	331	2,987	6,285
Indonesia	21	405	3	928	1,357
Japan	17	125	536	2,906	3,584
Mainland China	382	7	1,647	4,804	6,840
Malaysia	2,441	1,343	649	3,687	8,120
Middle East (excluding Saudi Arabia)	678	3,702	2,072	10,863	17,315
Egypt	–	154	73	1,014	1,241
United Arab Emirates	577	2,385	1,446	6,610	11,018
Other Middle East	101	1,163	553	3,239	5,056
Singapore	3,347	3,217	1,346	2,889	10,799
South Korea	2,769	888	49	2,763	6,469
Taiwan	2,174	767	16	1,020	3,977
Other	1,477	2,106	2,010	8,910	14,503

Total of Rest of Asia-Pacific	18,958	14,835	10,555	44,766	89,114

Argentina	54	498	74	1,524	2,150
Brazil	253	8,204	308	6,234	14,999
Mexico	2,031	4,057	1,040	9,504	16,632
Other	1,667	1,859	1,069	3,921	8,516

Total of Latin America	4,005	14,618	2,491	21,183	42,297

	At 30 June 2006 (restated1)

				Commercial,
				international
	Residential	Other	Property-	trade and
	mortgages	personal	related	other	Total
	US$m	US$m	US$m	US$m	US$m

Australia	4,714	442	1,647	3,033	9,836
India	1,219	734	196	2,040	4,189
Indonesia	15	361	2	1,007	1,385
Japan	15	148	719	2,715	3,597
Mainland China	372	12	1,166	3,986	5,536
Malaysia	2,357	1,050	526	3,326	7,259
Middle East (excluding Saudi Arabia)	301	2,619	1,542	10,373	14,835
Egypt	–	107	42	859	1,008
United Arab Emirates	216	1,591	1,270	6,438	9,515
Other Middle East	85	921	230	3,076	4,312
Singapore	3,137	3,340	1,460	2,217	10,154
South Korea	2,673	681	17	2,263	5,634
Taiwan	2,241	1,014	17	851	4,123
Other	1,492	1,477	1,234	4,998	9,201

Total of Rest of Asia-Pacific	18,536	11,878	8,526	36,809	75,749

Argentina	68	187	42	1,473	1,770
Brazil	200	5,494	242	4,485	10,421
Mexico	1,458	2,602	640	7,748	12,448
Other	473	166	224	762	1,625

Total of Latin America	2,199	8,449	1,148	14,468	26,264

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

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H S B C  H O L D I N G S  P L C

The Management of Risk (continued)

Gross loans and advances to customers by country within Rest of Asia-Pacific and Latin America (continued)

	At 31 December 2006

				Commercial,
				international
	Residential	Other	Property-	trade and
	mortgages	personal	related	other	Total
	US$m	US$m	US$m	US$m	US$m

Australia	3,637	586	1,615	2,951	8,789
India	1,338	1,067	203	2,363	4,971
Indonesia	17	371	2	1,014	1,404
Japan	18	131	648	2,601	3,398
Mainland China	377	9	1,504	4,226	6,116
Malaysia	2,456	1,277	589	3,537	7,859
Middle East (excluding Saudi Arabia)	434	3,134	1,733	10,595	15,896
Egypt	–	125	60	825	1,010
United Arab Emirates	331	1,977	1,308	6,602	10,218
Other Middle East	103	1,032	365	3,168	4,668
Singapore	3,090	3,225	1,286	2,052	9,653
South Korea	2,708	862	45	2,655	6,270
Taiwan	2,273	881	15	970	4,139
Other	1,130	1,732	1,353	5,765	9,980

Total of Rest of Asia-Pacific	17,478	13,275	8,993	38,729	78,475

Argentina	22	314	52	1,625	2,013
Brazil	211	6,579	251	5,212	12,253
Mexico	1,801	3,353	959	8,648	14,761
Other	1,593	1,422	888	4,250	8,153

Total of Latin America	3,627	11,668	2,150	19,735	37,180

Loans and advances to banks by geographical region
								Gross
			Rest of					loans and
		Hong	Asia-	North		Latin		advances	Impairment
	Europe	Kong	Pacific	America	[1]	America	[1]	to banks	allowances
	US$m	US$m	US$m	US$m		US$m		US$m	US$m

At 30 June 2007	79,824	68,162	34,678	18,643		13,345		214,652	(7)
At 30 June 2006	64,570	45,288	26,460	16,754		9,418		162,490	(8)
At 31 December 2006	76,837	50,359	27,517	17,865		12,634		185,212	(7)

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

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Financial assets – net exposure to credit risk

HSBC has legally enforceable rights to offset certain financial assets with financial liabilities. In normal circumstances there would be no intention of settling net, nor of realising the financial assets and settling the financial liabilities simultaneously. Consequently, the financial assets are not offset against the respective financial liabilities for reporting purposes. However, the exposure to credit risk relating to the respective financial assets is mitigated as follows:

	At 30 June 2007				At 30 June 2006				At 31 December 2006

			Net				Net				Net
			exposure				exposure				exposure
	Carrying		to credit		Carrying		to credit		Carrying		to credit
	amount	Offset	risk	[1]	amount	Offset	risk	[1]	amount	Offset	risk	[1]
	US$m	US$m	US$m		US$m	US$m	US$m		US$m	US$m	US$m

Loans and advances held at amortised cost
Loans and advances to customers	928,101	(82,213)	845,888		814,209	(61,802)	752,407		868,133	(68,076)	800,057
Loans and advances to banks	214,645	(443)	214,202		162,482	(1)	162,481		185,205	(455)	184,750

	1,142,746	(82,656)	1,060,090		976,691	(61,803)	914,888		1,053,338	(68,531)	984,807

Trading assets
Treasury and other eligible bills	10,407	–	10,407		12,005	–	12,005		21,759	(16)	21,743
Debt securities	176,636	(830)	175,806		146,374	(232)	146,142		155,447	(1,036)	154,411
Loans and advances to banks	95,710	(12)	95,698		47,416	–	47,416		52,006	–	52,006
Loans and advances to customers	106,405	(5,934)	100,471		69,788	(5,661)	64,127		71,786	(7,186)	64,600

	389,158	(6,776)	382,382		275,583	(5,893)	269,690		300,998	(8,238)	292,760

Financial assets designated at fair value
Treasury and other eligible bills	206	–	206		80	–	80		133	–	133
Debt securities	15,832	–	15,832		5,934	(465)	5,469		9,449	–	9,449
Loans and advances to banks	356	–	356		212	–	212		236	–	236
Loans and advances to customers	136	–	136		389	–	389		153	–	153

	16,530	–	16,530		6,615	(465)	6,150		9,971	–	9,971

Derivatives	149,181	(109,910)	39,271		104,665	(65,993)	38,672		103,702	(62,741)	40,961

Financial investments
Treasury and other similar bills	26,077	–	26,077		23,769	–	23,769		25,313	(30)	25,283
Debt securities	197,621	–	197,621		161,583	–	161,583		171,196	(1)	171,195

	223,698	–	223,698		185,352	–	185,352		196,509	(31)	196,478

Other assets
Endorsements and acceptances	10,911	(209)	10,702		8,706	(9)	8,697		9,577	(187)	9,390

	1,932,224	(199,551)	1,732,673		1,557,612	(134,163)	1,423,449		1,674,095	(139,728)	1,534,367

1	Excluding the value of any collateral or security held.

Areas of special interest

Mortgage lending products

HSBC underwrites first lien residential mortgages and loans secured by second lien mortgages which are reported within other personal lending in the market sector analysis. In addition to capital or principal repayment mortgages that may be subject to either fixed or variable interest rates, HSBC responds to customer needs by periodically testing and underwriting mortgage products designed to meet demand for flexible house purchase loans.

Interest only mortgages, including endowment mortgages, which are more prevalent in the UK than elsewhere in the Group, allow customers to pay only the interest that accrues on the loan, with the principal sum repaid at a later stage. In most cases, customers contribute to an endowment or other investment policy that should, on maturity, provide sufficient capital to repay the principal amount. Alternatively, customers may repay the principal of their loans from the proceeds of sale of the

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H S B C  H O L D I N G S  P L C

The Management of Risk (continued)

property on which the loan is secured, or from other repayment sources.

Affordability mortgages include all products for which the customer’s monthly payments are maintained at a low or fixed level in early periods using discounted or fixed interest rates, or an interest-only introductory period, before resetting to a higher variable rate or a capital repayment profile in later years. These include adjustable rate mortgages (‘ARMs’), loans in which the interest rate is periodically adjusted based on an index.

In recent years, the US has seen a significant change in the structure of borrowing products in the mortgage market. In particular, in the period from 2004 to 2006, affordability mortgages grew faster than more traditional fixed rate mortgages. Affordability mortgages included introductory interest-only, stated-income (low documentation), ARMs with alternative payment options (known as option ARMs), negatively amortising and layered risk loans, the latter including secondary loans. The growth of affordability mortgages occurred concurrently with gradually rising loan-to-value ratios.

Stated-income loans have a lesser income documentation requirement during the underwriting process and, accordingly, carry a higher risk.

Introductory interest-only loans allow customers to pay only accruing interest for a period of time, and provide customers with repayment flexibility. Secondary loans which are, for example, drawn down to finance the costs of relocation and property acquisition, are also increasingly common.

As a consequence of rising delinquency among sub-prime affordability mortgages which emerged in the second half of 2006, the market for resale of such mortgages contracted markedly in the first half of 2007. In March 2007, HSBC Finance made the decision to stop purchasing new mortgages from correspondents and this, together with portfolio sales, had the effect of reducing mortgage services loan balances from US$49.5 billion at 31 December 2006 to US$41.4 billion at 30 June 2007. HSBC does not offer, and does not expect to offer, option ARMs or other negative amortisation products.

As with all lending, HSBC underwrites mortgages in accordance with criteria that take into account the particular terms of the loan, and prices affordability mortgages in a manner designed to compensate for their higher risk.

The following table shows the level of mortgage products in the various portfolios of HSBC Finance and the rest of the HSBC Group.

	At 30 June 2007				At 30 June 2006				At 31 December 2006[4]

	HSBC				HSBC				HSBC
	Finance	[1]	Other	Total	Finance	[1]	Other	Total	Finance	[1]	Other	Total
	US$m		US$m	US$m	US$m		US$m	US$m	US$m		US$m	US$m

Total mortgage lending[2]	94,306		194,221	288,527	95,895		182,290	278,185	99,150		189,348	288,498

Interest only (including endowment) mortgages	–		34,735	34,735	–		30,773	30,773	–		33,190	33,190
Affordability mortgages, including ARMs	21,876		62,077	83,953	30,943		58,766	89,709	30,169		60,106	90,275
Other	–		415	415	–		406	406	–		295	295

Total interest only and affordability lending	21,876		97,227	119,103	30,943		89,945	120,888	30,169		93,591	123,760

As a percentage of total mortgage lending	23.2%		50.1%	41.3%	32.3%		49.3%	43.5%	30.4%		49.4%	42.9%
Second lien mortgages	17,911		4,843	22,754	19,626		4,873	24,499	19,420		4,938	24,358

As a percentage of total mortgage lending	19.0%		2.5%	7.9%	20.5%		2.7%	8.8%	19.6%		2.6%	8.4%
Negative equity[2]	12,535		1,418	13,953	13,622		2,239	15,861	12,347		2,450	14,797
Other loan to value ratios greater than 90 per cent[3]	40,471		16,789	57,260	41,167		17,160	58,327	45,712		19,608	65,320

	53,006		18,207	71,213	54,789		19,399	74,188	58,059		22,058	80,117

As a percentage of total mortgage lending	56.2%		9.4%	24.7%	57.1%		10.6%	26.7%	58.6%		11.6%	27.8%

1	HSBC Finance is shown on a management basis and includes lending in Canada and the UK and loans transferred to HSBC USA Inc. which are managed by HSBC Finance.
2	Total mortgage lending includes residential mortgages and second lien mortgage lending included within ‘Other personal lending’.
3	Loan to value ratios are generally based on values at origination date.
4	Amounts restated to show HSBC Finance management basis, consistent with current year.

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Mortgage lending in the US

Mortgage lending in the US includes loans and advances to customers with a first lien interest over a property. These balances are secured and are reported within residential mortgages. Loans with only a second lien are reported in other personal lending. The commentary that follows discusses both residential mortgages and second lien loans included within other personal lending.

HSBC continues to monitor a range of trends affecting the US mortgage lending industry. Housing markets in a large part of the US have been affected by a general slowing in the rate of appreciation in property values, or an actual decline in some markets, while the period of time properties remain unsold has increased. In addition, the ability of some borrowers to service their ARMs has been compromised as interest rates have risen, increasing the amounts payable on their loans as prices reset higher under their contracts. The effects of interest rate adjustments on first mortgages are also estimated to have had a direct impact on borrowers’ ability to repay second lien mortgages taken out on the same properties. Similarly, as introductory interest-only mortgages move beyond the interest-only payment period, the ability of borrowers to make the increased payments is expected to be strained. The rating agencies have recently announced their intention to downgrade a number of debt issues secured by sub-prime mortgages. This could reduce market liquidity for sub-prime mortgages, cause further tightening of underwriting criteria and lead to higher interest rates on mortgages, which would result in a reduction of refinancing opportunities available to ARM customers and a consequent increase in expected defaults. Studies published in the US, and HSBC’s own experience, indicate that mortgages originated throughout the industry in 2005 and 2006 are performing worse than loans originated in prior periods.

The effects of these recent trends have been concentrated in the mortgage services business which, until March 2007, purchased first and second lien mortgages from a network of third party lenders. As detailed in the table below, this business has approximately US$41.4 billion of loans and advances outstanding from personal customers, 8.5 per cent of the Group’s gross loans and advances to personal customers. At 31 December 2006, the business had US$49.5 billion of loans and advances to personal customers which represented 10.4 per cent of the equivalent Group total. This decrease was mainly due to the decision to stop acquisitions from correspondents, to the repayment, refinancing and write-off of balances owing and to HSBC’s sale of certain mortgage loans.

In 2005 and continuing into the first six months of 2006, second lien mortgage loans in mortgage services increased significantly as a percentage of total loans acquired compared with previous periods. During the second quarter of 2006, HSBC began to experience deterioration in the credit performance of mortgages acquired in 2005. The deterioration continued in the second half of 2006 and began to affect loans acquired in that year. In the fourth quarter, the deterioration in the first lien ARM portfolio and loans in the second lien portfolios worsened considerably. HSBC continued to experience higher delinquency levels in the first half of 2007, although the rate of increase in delinquency in 2007 slowed compared with the previous year. A significant number of HSBC Finance’s second lien customers have underlying first lien ARMs that face repricing in the near term which, based on experience, is likely to adversely affect the probability of default on the related second lien mortgages. This arises from the increase in payments required at the end of the introductory interest only period or following the rate reset date. It is estimated that, as interest rates have risen, credit availability has tightened and there has been either a decline in property values or a slowdown in the rate of their appreciation, the probability of default on ARM first mortgages subject to repricing, and on any second lien mortgage loans that are subordinate to first lien ARMs, is greater than has been experienced in the past. As a result, loan impairment charges related to the mortgage services portfolio are expected to remain high.

A number of steps have been taken to mitigate risk in the affected parts of the portfolio. These include enhanced segmentation and analytics to identify the higher risk portions of the portfolio, and increased collections capacity. HSBC Finance is restructuring or modifying loans in accordance with defined policies if it believes that customers will continue to repay their loan. Also, customers who have ARM loans nearing the first reset, and who are expected to be the most affected by a rate adjustment, are being contacted in order to assess their ability to make the higher payments and, as appropriate, refinance or modify their loans. As part of this proactive ARM management strategy, HSBC Finance has contacted over 19,000 customers to date, either by telephone or in writing, and has modified the loans of 5,000 of them. The second half of 2007 will see a further increase in this activity.

HSBC Finance has implemented repricing initiatives in selected segments of the originated

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H S B C  H O L D I N G S  P L C

The Management of Risk (continued)

loans and tightened underwriting criteria, especially for second lien, stated-income and other higher risk segments. These actions, combined with the decision to stop purchasing new mortgages from correspondents, the sale during the first half of 2007 of US$2.7 billion of non-delinquent loans, and normal repayments have resulted in a net reduction in loans and advances in mortgage services since June 2006. The loan sales did not include any loans that were 30 days or more delinquent.

While it is expected that this portfolio will reduce more quickly than other loan books, portions of the portfolio will remain under pressure as loans originated in 2005 and 2006 continue to season and a higher proportion of loans than usual progress to various stages of delinquency and write-off.

The Decision One wholesale operation, which acquires loans through brokers for resale in the secondary market, and the branch-based consumer lending business retail channel have continued underwriting loans, albeit with tightened credit underwriting criteria.

The Federal Financial Regulatory Agencies recently issued a final statement on sub-prime mortgage lending. The guidance reiterates many of the existing principles related to risk management practices and consumer protection laws involving ARM products and the underwriting process on stated income and interest-only loans. Although a significant portion of HSBC Finance’s business is already substantially in compliance with the new guidance, a full assessment of the effect is currently under way and HSBC anticipates being fully compliant with the new guidelines by the end of the year.

Mortgage loan balances in HSBC Finance[1]

	At 30 June 2007			At 30 June 2006			At 31 December 2006[2]

			Other			Other			Other
	Mortgage	Consumer	mortgage	Mortgage	Consumer	mortgage	Mortgage	Consumer	mortgage
	services	lending	lending[3]	services	lending	lending[3]	services	lending	lending[3]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Fixed rate	22,391	45,369	2,471	24,908	38,838	2,151	22,358	42,378	2,207
Adjustable rate	18,991	3,406	1,676	26,538	2,028	1,432	27,114	3,528	1,562

Total	41,382	48,775	4,147	51,446	40,866	3,583	49,472	45,906	3,769

First lien	33,137	42,234	1,022	40,126	35,294	849	39,404	39,406	917
Second lien	8,245	6,541	3,125	11,320	5,572	2,734	10,068	6,500	2,852

Total	41,382	48,775	4,147	51,446	40,866	3,583	49,472	45,906	3,769

Adjustable rate	14,402	3,406	1,676	20,398	2,028	1,432	21,344	3,528	1,562
Introductory interest only	4,589	–	–	6,140	–	–	5,770	–	–

Total adjustable rate	18,991	3,406	1,676	26,538	2,028	1,432	27,114	3,528	1,562

1	Management basis.
2	Amounts restated to show HSBC Finance management basis, consistent with current year.
3	Includes balances in the UK and Canada.

The above table summarises mortgage balance information for the mortgage services and consumer lending businesses within HSBC Finance. Mortgages include first lien residential mortgages and second lien mortgage lending, the latter being reported within other personal lending in the market sector analysis on page 96.

At 30 June 2007, the outstanding balance of introductory interest-only loans in the mortgage services business was US$4.6 billion, or 0.9 per cent of the Group’s gross loans and advances to personal customers, a fall of 20 per cent compared with the US$5.8 billion, or 1.2 per cent of loans at the end of 2006.

The outstanding balance of ARMs in the mortgage services business at 30 June 2007 declined by 30 per cent compared with the end of 2006 to US$19.0 billion, 3.9 per cent of the Group’s gross loans and advances to personal customers.

At the end of 2006, US$10.7 billion of ARMs were due to reach their first interest rate reset in 2007, of which US$9.9 billion related to mortgage services. US$7 billion of the mortgage services resets were due in the second half of 2007. During the first half of 2007, US$1.7 billion of ARMs reset and are still held by HSBC. Repayments, loan sales, write-offs and modifications have reduced the amount of interest rate resets in the second half of 2007, and the current position is that US$5.8 billion

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of ARMs will reach their first reset in that period, of which US$5.3 billion are in mortgage services.

In 2008, a further US$4.1 billion of ARM loans reach their interest rate reset date for the first time in HSBC Finance, of which US$3 billion is in mortgage services.

The balance of stated-income mortgages, all of which are in mortgage services, was approximately US$9.4 billion at 30 June 2007, or 1.9 per cent of the Group’s gross loans and advances to personal customers. At the end of 2006, the outstanding balance was US$11.8 billion, or 2.5 per cent of loans.

Impairment allowances and charges in mortgage services

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Impairment allowances at the beginning of the period	2,043	428	548
Loan impairment charges	760	338	1,833
Net amounts written off	(680)	(209)	(334)
Other movements	(27)	(9)	(4)

Impairment allowances at the end of the period	2,096	548	2,043

Credit quality

The following tables set out the distribution of loans and advances by measures of credit quality, an ageing analysis of loans and advances that were past due but not impaired, and a geographical breakdown of impaired loans and related impairment allowances.

These reflect broadly stable credit quality across the majority of the Group’s businesses, commensurate with the growth in lending volumes.

Within this, the deterioration in quality in US mortgage portfolios and, to a lesser extent, in UK personal unsecured portfolios, is fully commented on elsewhere in this report. The credit quality of loans and advances to banks remained high and stable.

There was no material change in the age profile shown in the ageing analysis of past due loans and advances. The coverage ratio of impairment allowances to impaired loans remained at a similar high level to that reached at 31 December 2006.

Distribution of loans and advances by credit quality

	At 30 June 2007		At 30 June 2006		At 31 December 2006

	Loans and	Loans and	Loans and	Loans and	Loans and	Loans and
	advances to	advances to	advances to	advances to	advances to	advances to
	customers	banks	customers[1]	banks	customers[1]	banks
	US$m	US$m	US$m	US$m	US$m	US$m
Loans and advances:
– neither past due nor impaired	885,815	214,277	779,385	162,395	827,495	185,125
– past due but not impaired	42,054	363	33,909	78	40,431	72
– impaired	14,555	12	12,296	17	13,785	15

	942,424	214,652	825,590	162,490	881,711	185,212

1	The amounts reported for periods in 2006 as ‘past due but not impaired’ have been amended to include certain loans previously classified as ‘neither past due nor impaired’. The reclassification reflects the fact that, while these loans are in early-stage arrears, a proportion arise from events unrelated to poor credit quality, and historical experience suggests that only a small percentage of such loans progresses through stages of delinquency to default. This reclassification has no effect on total impaired loans or impairment allowances.
Examples of exposures designated past due but not considered impaired include: loans fully secured by cash collateral; residential mortgages in arrears 90 days or more, but where the value of collateral is sufficient to repay both the principal debt and all potential interest for at least one year; and short-term trade facilities past due 90 days or more for technical reasons such as delays in documentation, but where there is no concern over the creditworthiness of the counterparty.

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H S B C  H O L D I N G S  P L C

The Management of Risk (continued)

Loans and advances which were past due but not impaired

Loans and advances which were past due at 30 June 2007, 30 June 2006 and 31 December 2006 but not impaired were as follows:

	At 30 June 2007		At 30 June 2006		At 31 December 2006

	Loans and	Loans and	Loans and	Loans and	Loans and	Loans and
	advances to	advances to	advances to	advances to	advances to	advances to
	customers	banks	customers[1]	banks	customers[1]	banks
	US$m	US$m	US$m	US$m	US$m	US$m

Past due up to 29 days	29,243	363	23,600	78	28,359	72
Past due 30 – 59 days	7,766	–	6,381	–	7,353	–
Past due 60 – 89 days	3,014	–	2,324	–	2,796	–

	40,023	363	32,305	78	38,508	72
Past due 90 – 179 days	1,733	–	1,516	–	1,764	–
Past due over 180 days	298	–	88	–	159	–

	42,054	363	33,909	78	40,431	72

Impaired customer loans and impairment allowances by geographical region

	At 30 June 2007		At 30 June 2006		At 31 December 2006
			(restated1)

	Impaired	Impairment	Impaired	Impairment	Impaired	Impairment
	loans	allowances	loans	allowances	loans	allowances
	US$m	US$m	US$m	US$m	US$m	US$m

Europe	5,849	3,643	5,767	3,513	5,847	3,676
Hong Kong	467	335	504	391	454	365
Rest of Asia-Pacific	1,209	940	1,041	910	1,184	901
North America	5,226	7,714	3,638	5,249	4,822	7,247
Latin America	1,804	1,691	1,346	1,318	1,478	1,389

	14,555	14,323	12,296	11,381	13,785	13,578

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

Total impaired loans to customers were US$14,555 million at 30 June 2007, an increase of 6 per cent since the end of 2006. At constant currency, the growth was 4 per cent, and impaired loans were 2 per cent of gross customer loans and advances, broadly in line with 31 December 2006.

The commentary that follows compares balances at 30 June 2007 with those on 31 December 2006, at constant exchange rates.

In Europe, impaired loans decreased by 2 per cent to US$5,849 million, primarily due to the write-off of personal loans in the UK that were fully provided for, although this was partly offset by higher impaired loans in M&S branded credit cards, due to growth in balances and the seasoning of the portfolio. Tighter underwriting in the UK personal lending portfolio and higher write-offs driven by the upward trend in bankruptcies and IVAs, further contributed to the decrease in impaired loans. Impaired loans in France stayed broadly in line with 31 December 2006, and an 11 per cent increase in Turkey reflected growth in customer advances. The credit environment in these countries remained stable.

In Hong Kong, impaired loans were slightly higher at US$467 million, driven by significant lending growth. The strong economy helped to underpin a stable credit environment.

In Rest of Asia-Pacific, impaired loans increased modestly to US$1,209 million, mainly driven by higher delinquencies in Thailand resulting from a single corporate customer. In India, impaired loans increased in line with significant growth in personal loan balances. These increases were largely offset by lower impaired loan balances in Malaysia resulting from the reclassification of a portfolio of non-performing mortgages as ‘assets held for sale’ pending finalisation of its disposal, and reduced card impairment in Taiwan due to the improving credit environment there.

In North America, there was an 8 per cent rise in impaired loans to US$5,226 million at 30 June 2007. In the mortgage services correspondent business, the credit deterioration experienced in the second lien and certain first lien mortgages originated in 2005 and 2006 continued to put upward pressure on reported delinquency rates. This will continue to increase as the portfolio is reduced. The

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implementation of various initiatives led to a considerable decline in outstanding loans. These included new pricing structures, significantly tighter underwriting criteria, and reductions in the purchases of second lien and selected higher risk products. This culminated in the decision in March 2007 to stop purchasing mortgages from correspondents.

The consumer lending business in the US experienced higher loan impairment, mainly as a result of balance sheet growth and portfolio seasoning. The discontinuation of certain unprofitable segments of the unsecured portfolio and tighter underwriting criteria in direct mail originations, were offset by a deterioration in real estate and personal home loans. Credit card impairment rose, reflecting the recent growth in advances and the return of bankruptcies to normal levels following the legislative changes in the fourth quarter of 2005 and the resulting lower levels of bankruptcies throughout 2006.

In Latin America, impaired loans increased by 14 per cent to US$1,804 million. In Mexico, in line with the strategy to grow HSBC’s business in segments where the Group has had a modest market presence, continuing growth of the credit card portfolio and small business lending led to a corresponding 28 per cent growth in impaired loans.

Renegotiated loans

Restructuring activity is designed to manage customer relationships, maximise collection opportunities and, if possible, avoid foreclosure or repossession. Such activities include extended payment arrangements, approved external debt management plans, deferring foreclosure, modification, loan rewrites and/or deferral of payments pending a change in circumstances. Following restructuring, an overdue consumer account is normally reset from delinquent to current status. Restructuring policies and practices are based on indicators or criteria which, in the judgement of local management, indicate that repayment will probably continue. These policies are required to be kept under continual review and their application varies according to the nature of the market, the product, and the availability of empirically based data. When empirical evidence indicates an increased propensity to default on restructured accounts, the use of roll rate methodology ensures this factor is taken into account when calculating impairment allowances.

Restructuring is most commonly applied to consumer finance portfolios. HSBC Finance had US$20.6 billion of such loans at 30 June 2007, an increase of approximately 20 per cent since 31 December 2006, equating to some 85 per cent of the total Group renegotiated loans. The increase was substantially driven by higher levels of mortgage renegotiations in mortgage services.

Impairment allowances and charges

Movement in allowance accounts for total loans and advances

	Individually	Collectively
	assessed	assessed	Total
	US$m	US$m	US$m

At 1 January 2007	2,572	11,013	13,585
Amounts written off	(390)	(5,673)	(6,063)
Recoveries of loans and advances written off in previous years	57	287	344
Charge to income statement	385	5,943	6,328
Exchange and other movements	(3)	139	136

At 30 June 2007	2,621	11,709	14,330

At 1 January 2006	2,679	8,687	11,366
Amounts written off	(551)	(3,887)	(4,438)
Recoveries of loans and advances written off in previous years	75	268	343
Charge to income statement	178	3,718	3,896
Exchange and other movements	(12)	234	222

At 30 June 2006	2,369	9,020	11,389

At 1 July 2006	2,369	9,020	11,389
Amounts written off	(472)	(4,563)	(5,035)
Recoveries of loans and advances written off in previous years	53	383	436
Charge to income statement	280	6,371	6,651
Exchange and other movements	342	(198)	144

At 31 December 2006	2,572	11,013	13,585

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H S B C  H O L D I N G S  P L C

The Management of Risk (continued)

Net loan impairment charge to the income statement by geographical region

	Half-year to 30 June 2007

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Individually assessed impairment allowances
New allowances	406	40	130	122	77	775
Releases of allowances no longer required	(228)	(10)	(53)	(25)	(17)	(333)
Recoveries of amounts previously written off	(17)	(6)	(15)	(15)	(4)	(57)

	161	24	62	82	56	385

Collectively assessed impairment allowances
New allowances net of allowance releases	1,310	72	291	3,763	794	6,230
Recoveries of amounts previously written off	(131)	(14)	(45)	(17)	(80)	(287)

	1,179	58	246	3,746	714	5,943

Total charge for impairment losses on loans and advances	1,340	82	308	3,828	770	6,328
– to banks	–	–	–	–	–	–
– to customers	1,340	82	308	3,828	770	6,328

	%	%	%	%	%	%
Charge for impairment losses as a percentage of closing gross loans and advances (annualised)	0.53	0.10	0.50	2.51	2.79	1.10

	Half-year to 30 June 2006 (restated1)

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Individually assessed impairment allowances
New allowances	351	50	87	110	61	659
Releases of allowances no longer required	(251)	(30)	(79)	(29)	(17)	(406)
Recoveries of amounts previously written off	(19)	(8)	(13)	(23)	(12)	(75)

	81	12	(5)	58	32	178

Collectively assessed impairment allowances
New allowances net of allowance releases	981	67	308	2,159	471	3,986
Recoveries of amounts previously written off	(122)	(13)	(31)	(43)	(59)	(268)

	859	54	277	2,116	412	3,718

Total charge for impairment losses on loans and advances	940	66	272	2,174	444	3,896
– to banks	–	–	–	–	–	–
– to customers	940	66	272	2,174	444	3,896

	%	%	%	%	%	%
Charge for impairment losses as a percentage of closing gross loans and advances (annualised)	0.44	0.10	0.54	1.51	2.50	0.79

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

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Net loan impairment charge to the income statement by geographical region (continued)

	Half-year to 31 December 2006

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Individually assessed impairment allowances
New allowances	364	43	51	119	61	638
Releases of allowances no longer required	(188)	(15)	(51)	(32)	(19)	(305)
Recoveries of amounts previously written off	(14)	(6)	(15)	(16)	(2)	(53)

	162	22	(15)	71	40	280

Collectively assessed impairment allowances
New allowances net of allowance releases	1,304	83	291	4,556	520	6,754
Recoveries of amounts previously written off	(266)	(14)	(36)	(3)	(64)	(383)

	1,038	69	255	4,553	456	6,371

Total charge for impairment losses on loans and advances	1,200	91	240	4,624	496	6,651
– to banks	–	–	(1)	–	(2)	(3)
– to customers	1,200	91	241	4,624	498	6,654

	%	%	%	%	%	%
Charge for impairment losses as a percentage of closing gross loans and advances (annualised)	0.51	0.14	0.45	3.07	2.00	1.25

Loan impairment charges increased to US$6,328 million, a rise of 62 per cent compared with the first half of 2006. The commentary that follows is on a constant currency basis:

     New allowances for loan impairment charges rose by 45 per cent, compared with the first half of 2006, to US$7,005 million. Releases and recoveries of allowances decreased by 17 per cent to US$677 million.

In Europe, new loan impairment charges were US$1,716 million, a rise of 18 per cent compared with the first half of 2006. Excluding the effect of refinements in the methodology used to calculate roll rate percentages in the UK consumer finance business, new loan impairment charges increased due to growth in credit card lending and upward market trends in personal bankruptcies and IVAs. As a result, HSBC curtailed lending to some higher-risk borrowers. Impairment charges also increased modestly in France and Turkey, but overall credit quality remained stable.

Releases and recoveries in Europe were US$376 million, a fall of 16 per cent, mainly due to a sale of a portfolio of loans in France.

In Hong Kong, new loan impairment charges were broadly in line with the first half of 2006 at US$112 million.

Releases and recoveries in Hong Kong decreased to US$30 million, primarily in the corporate sector.

In Rest of Asia-Pacific, new loan impairment charges increased slightly to US$421 million. In India and Malaysia, higher loan impairment charges arose from significant increases in consumer lending and, in Malaysia and Thailand, new loan impairment charges related to a single corporate customer in each country. The improved credit environment in Taiwan and Indonesia resulted in lower loan impairment charges on credit cards.

Releases and recoveries decreased by 12 per cent to US$113 million, mainly due to lower releases in the Middle East.

In North America, new loan impairment charges increased by 71 per cent to US$3,885 million as a result of higher customer loan balances and a rise in delinquency rates, the latter attributable to normal portfolio seasoning and the progression of mortgage services portfolios purchased in 2005 and 2006 into various stages of delinquency and write-off. The increase in new loan impairment charges was also driven by a rise in the proportion of unsecured loans such as credit cards and personal lending, higher levels of personal bankruptcy filings compared with the exceptionally low levels experienced in the first half of 2006 (as a result of the new US bankruptcy law which took

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H S B C  H O L D I N G S  P L C

The Management of Risk (continued)

effect in October 2005) and the weakening, in line with industry trends, of some consumer lending mortgages underwritten since late 2005. In mortgage services, portfolio seasoning and deterioration in second lien and portions of first lien mortgages acquired from correspondents in 2005 and the first half of 2006 resulted in higher charges. In March 2007, HSBC made the decision to stop purchasing new mortgages from correspondents. Elevated delinquency rates continued in 2007, although the rate of increase in delinquency slowed compared with the full year of 2006. Consumer lending and card services also experienced higher charges due to balance growth and portfolio seasoning. Strong asset growth and higher delinquency rates in the motor vehicle finance business led to higher loan impairment charges in Canada.

Releases and recoveries in North America decreased to US$57 million, mainly due to lower recoveries in the US consumer finance business.

In Latin America, new loan impairment charges rose by 54 per cent to US$871 million. In Mexico, planned growth in the credit and small business segments led to increased loan impairment charges.

Releases and recoveries in Latin America were broadly in line with the first half of 2006.

Loan delinquency in the US

The following table summarises two-months-and-over contractual delinquency (as a percentage of loans and advances) within Personal Financial Services in the US:

	Quarter ended

	30	31	31	30	30	31	31		30
	June	March	December	September	June	March	December		September
	2007	2007	2006[1]	2006[1]	2006[1]	2006[1]	2005	[1]	2005[1]
	%	%	%	%	%	%	%		%

Residential mortgages	2.92	2.54	2.54	2.21	1.92	1.82	2.04		1.76
Second lien mortgage lending	5.06	4.38	4.00	2.72	1.86	1.77	1.60		1.38
Vehicle finance[2]	2.91	2.29	3.16	3.21	2.82	2.27	3.28		3.10
Credit card[3]	4.32	4.43	4.48	4.46	4.09	4.28	3.46		4.06
Private label	2.72	2.65	2.83	2.88	2.84	2.60	2.41		2.54
Personal non-credit card	9.69	9.33	9.05	8.23	7.56	7.70	8.58		8.28

Total[3]	4.01	3.65	3.67	3.29	2.89	2.81	2.97		2.81

Residential mortgages and second lien mortgage lending with two-months-and-over contractual delinquency (as a percentage of loans and advances) for the mortgage services and consumer lending portfolios comprised the following:

		Quarter ended

		30	31	31	30	30	31	31	30
		June	March	December	September	June	March	December	September
		2007	2007	2006[1]	2006[1]	2006[1]	2006[1]	2005[1]	2005[1]
		%	%	%	%	%	%	%	%
Mortgage services[4]:
–	first lien	5.76	4.53	4.39	3.68	3.04	2.80	3.15	2.78
–	second lien	8.01	6.50	5.67	3.64	2.32	1.80	1.88	1.46
Total mortgage services		6.21	4.92	4.65	3.67	2.88	2.59	2.92	2.57

Consumer lending:
–	first lien	2.15	2.03	2.08	1.92	1.87	1.90	2.31	2.27
–	second lien	3.60	3.34	3.08	2.03	1.76	2.61	2.07	2.04
Total consumer lending		2.34	2.21	2.22	1.93	1.86	2.00	2.28	2.24

1	Delinquency data excludes mortgages held for sale. Prior period amounts have been restated accordingly.
2	In December 2006, the vehicle finance business changed its write-off policy to provide that the principal balance of vehicle loans in excess of the estimated net realisable value will be written off 30 days (previously 90 days) after the financed vehicle has been repossessed if it remains unsold, unless it becomes 150 days contractually delinquent, at which time such excess will be written off. This resulted in a one-time acceleration of write-off which totalled US$24 million in December 2006. In connection with this policy change, the vehicle finance business also changed its methodology for reporting two-months-and-over contractual delinquency to include loan balances associated with repossessed vehicles which have not yet been written down to net realisable value. This resulted in an increase of 42 basis points to the vehicle finance delinquency ratio and an increase of 3 basis points to the total consumer delinquency ratio.
Comparative information has been restated accordingly.
3	In December 2005, the acquisition of Metris was completed which included loans and advances of US$5.3 billion. This event had an effect on this ratio from the date of acquisition because of the higher mix of sub-prime within the Metris portfolio.
4	The cessation of correspondent channel originations and portfolio sales affected the delinquency rate significantly. As the mortgage services portfolio decreases, the delinquency rate will continue to rise.

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Charge for impairment losses as a percentage of average gross loans and advances to customers

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America [1]	America [1]	Total
	%	%	%	%	%	%
Half-year to 30 June 2007
New allowances net of allowance releases	0.89	0.24	0.89	2.74	4.41	1.61
Recoveries	(0.08)	(0.04)	(0.14)	(0.02)	(0.42)	(0.08)

Impairment charges	0.81	0.20	0.75	2.72	3.99	1.53

Amount written off net of recoveries	0.83	0.24	0.60	2.40	3.07	1.39

Half-year to 30 June 2006
New allowances net of allowance releases	0.70	0.19	0.87	1.71	4.13	1.16
Recoveries	(0.08)	(0.04)	(0.14)	(0.06)	(0.56)	(0.12)

Impairment charges	0.62	0.15	0.73	1.65	3.57	1.04

Amount written off net of recoveries	0.71	0.15	0.66	1.71	3.59	1.09

Half-year to 31 December 2006
New allowances net of allowance releases	0.99	0.26	0.75	3.37	4.05	1.85
Recoveries	(0.20)	(0.04)	(0.14)	(0.02)	(0.50)	(0.12)

Impairment charges	0.79	0.22	0.61	3.35	3.55	1.73

Amount written off net of recoveries	0.81	0.26	0.60	1.88	3.39	1.21

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

Risk elements in the loan portfolio

The disclosure of credit risk elements under the following headings reflects US accounting practice and classifications:

•	loans accounted for on a non-accrual basis;

•	accruing loans contractually past due 90 days or more as to interest or principal; and

•	troubled debt restructurings not included in the above.

Impaired loans

In accordance with IFRSs, interest income continues to be recognised on assets that have been written down as a result of an impairment loss. In the following tables, HSBC presents information on its impaired loans and advances which are designated in accordance with the policy described above.

Impaired loans under IFRSs are consistent with the ‘non-accrual basis’ classification used in US GAAP and in prior years.

Troubled debt restructurings

US GAAP requires separate disclosure of any loans whose terms have been modified to grant concessions other than are warranted by market conditions because of problems with the borrower. These are classified as ‘troubled debt restructurings’ and are distinct from the normal restructuring activities in personal loan portfolios described in ‘Renegotiated loans’ on page 107. Disclosure of a loan as a troubled debt restructuring may be discontinued after the first year if the debt performs in accordance with the new terms and they are in line with market conditions at the time of restructure.

The significant rise in troubled debt restructuring was mainly due to North America, driven by portfolio growth and recent action to contact customers ahead of ARM resets to modify or restructure loans.

Unimpaired loans contractually past due 90 days or more

In common with other card issuers, including other parts of HSBC, HSBC Finance continues to accrue interest on credit cards over 90 days past due until written off. Appropriate allowances are raised against the proportion judged to be irrecoverable.

Potential problem loans

Credit risk elements also cover potential problem loans. These are loans where information about borrowers’ possible credit problems causes management serious doubts about the borrowers’ ability to comply with the loan repayment terms. The table of risk elements set out below identifies, in addition to impaired loans, HSBC’s significant potential problem loans.

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H S B C  H O L D I N G S  P L C

The Management of Risk (continued)

Analysis of risk elements in the loan portfolio by geographical region
	At	At	At
	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Impaired loans
Europe	5,861	5,778	5,858
Hong Kong	467	504	454
Rest of Asia-Pacific	1,209	1,047	1,188
North America[1]	5,226	3,638	4,822
Latin America[1]	1,804	1,346	1,478

	14,567	12,313	13,800

Troubled debt restructurings
Europe	601	293	360
Hong Kong	162	197	189
Rest of Asia-Pacific	47	91	73
North America[1]	2,232	1,432	1,712
Latin America[1]	796	876	915

	3,838	2,889	3,249

Unimpaired loans contractually past due 90 days or more as to principal or interest
Europe	193	364	237
Hong Kong	58	99	79
Rest of Asia-Pacific	135	58	78
North America[1]	1,327	1,083	1,364
Latin America[1]	318	–	165

	2,031	1,604	1,923

Risk elements on loans
Europe	6,655	6,435	6,455
Hong Kong	687	800	722
Rest of Asia-Pacific	1,391	1,196	1,339
North America[1]	8,785	6,153	7,898
Latin America[1]	2,918	2,222	2,558

	20,436	16,806	18,972

Assets held for resale
Europe	48	47	30
Hong Kong	28	58	42
Rest of Asia-Pacific	16	3	17
North America[1]	1,106	684	916
Latin America[1]	93	47	91

	1,291	839	1,096

Total risk elements
Europe	6,703	6,482	6,485
Hong Kong	715	858	764
Rest of Asia-Pacific	1,407	1,199	1,356
North America[1]	9,891	6,837	8,814
Latin America[1]	3,011	2,269	2,649

	21,727	17,645	20,068

	%	%	%
Loan impairment allowances as a percentage of risk elements on loans	70.1	67.7	71.6

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

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Liquidity and funding management

There have been no material changes to HSBC’s objectives for the management of liquidity and funding risks as described in the Annual Report and Accounts 2006. The key features are repeated below.

     Liquidity and funding risk is managed and monitored on a legal entity basis. It is HSBC’s general policy that each banking entity should be self-sufficient with regard to funding its own operations.

Current accounts and savings deposits payable on demand or at short notice form a significant part of HSBC’s funding. HSBC places considerable importance on maintaining the stability of these deposits. Stability depends upon preserving depositor confidence in HSBC’s capital strength and liquidity, and on competitive and transparent deposit-pricing strategies.

HSBC also accesses professional markets in order to provide funding for non-banking subsidiaries that do not accept deposits, to maintain a presence in local money markets and to optimise the funding of asset maturities not naturally matched by core deposit funding. In aggregate, HSBC’s banking entities are liquidity providers to the inter-bank market, placing significantly more funds with other banks than they borrow.

The main operating subsidiary that does not accept deposits is HSBC Finance, which funds itself principally by taking term funding in the professional markets and by securitising assets. At 30 June 2007, US$144 billion (30 June 2006: US$142 billion; 31 December 2006: US$150 billion) of HSBC Finance’s liabilities were drawn from professional markets, utilising a range of products, maturities and currencies to avoid undue reliance on any particular funding source.

Of total liabilities of US$2,024 billion at 30 June 2007 (30 June 2006: US$1,631 billion; 31 December 2006: US$1,746 billion), funding from customers amounted to US$981 billion (30 June 2006: US$834 billion; 31 December 2006: US$911 billion), of which US$951 billion (30 June 2006: US$808 billion; 31 December 2006: US$872 billion) was contractually repayable within one year. However, although the contractual repayments of many customer accounts are on demand or at short notice, in practice short-term deposit balances remain stable as inflows and outflows broadly match.

Ratio of net liquid assets to customer liabilities

A key measure used by the Group for managing liquidity risk is the ratio of net liquid assets to customer liabilities. Minimum liquidity ratio limits are set for each bank operating entity. Generally, liquid assets comprise cash balances, short-term interbank deposits and highly-rated debt securities available for immediate sale and for which a deep and liquid market exists. Net liquid assets are liquid assets less all wholesale market funds, and all funds provided by customers deemed to be professional, maturing in the next 30 days. The definition of a professional customer takes account of the size of the customer’s total deposits.

Although consolidated data is not utilised in the management of HSBC’s liquidity, the consolidated liquidity ratio figures of net liquid assets to customer liabilities shown in the following table provide a useful insight into the overall liquidity position of the Group’s banking entities. The Group’s liquidity risk has not changed materially during the period.

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	%	%	%

At period end	19.4	19.4	20.6
Maximum	20.6	20.9	22.1
Minimum	18.6	17.1	18.1
Average	19.8	18.8	19.9

Market risk management

The objective of HSBC’s market risk management is to manage and control market risk exposures in order to optimise return on risk while maintaining a market profile consistent with the Group’s status as a premier provider of financial products and services.

Market risk is the risk that movements in market risk factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices will reduce HSBC’s income or the value of its portfolios. Credit risk is discussed separately under ‘Credit risk management’.

HSBC separates exposures to market risk into either trading or non-trading portfolios. Trading portfolios include those positions arising from market-making, proprietary position-taking and other marked-to-market positions so designated. The contribution of the marked-to-market positions so designated but not held with trading intent is disclosed separately.

Non-trading portfolios primarily arise from the interest rate management of HSBC’s retail and commercial banking assets and liabilities.

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H S B C  H O L D I N G S  P L C

The Management of Risk (continued)

Value at risk (‘VAR’)

One of the principal tools used by HSBC to monitor and limit market risk exposure is VAR. VAR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence.

The VAR models used by HSBC are based predominantly on historical simulation. The historical simulation models derive plausible future scenarios from historical market rate time series, taking account of inter-relationships between different markets and rates, for example, between interest rates and foreign exchange rates. The models also incorporate the impact of option features in the underlying exposures.

The historical simulation models used by HSBC incorporate the following features:

•	potential market movements are calculated with reference to data from the last two years;

•	historical market rates and prices are calculated with reference to foreign exchange rates and commodity prices, interest rates, equity prices and the associated volatilities;

•	VAR is calculated to a 99 per cent confidence level; and

•	VAR is calculated for a one-day holding period.

     HSBC routinely validates the accuracy of its VAR models by back-testing the actual daily profit and loss results, adjusted to remove non-modelled items such as fees and commissions, against the corresponding VAR numbers. Statistically, HSBC would expect to see losses in excess of VAR only one per cent of the time over a one-year holding period. The actual number of excesses over this period can therefore be used to gauge how well the models are performing.

Although a valuable guide to risk, VAR should always be viewed in the context of its limitations. For example:

•	using historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;

•	a 1-day holding period assumes that all positions can be liquidated or hedged in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a 1-day holding period may be insufficient to liquidate or hedge all positions fully;
•	a 99 per cent confidence level, by definition, does not take into account losses that might occur beyond this level of confidence; and

•	VAR is calculated on the basis of exposures outstanding at the close of business and therefore does not necessarily reflect intra-day exposures.

HSBC recognises these limitations by augmenting its VAR limits with other position and sensitivity limit structures. Additionally, HSBC applies a wide range of stress testing, both on individual portfolios and on the Group’s consolidated positions. HSBC’s stress-testing regime provides senior management with an assessment of the financial impact of identified extreme events on the market risk exposures of HSBC.

The VAR, for both trading and non-trading portfolios, for Global Markets was as follows:

Value at risk

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

At period end	103.1	77.0	67.3
Average	80.8	92.3	56.6
Minimum	60.2	53.4	39.4
Maximum	112.6	137.5	80.1

Average VAR for the first half of 2007 fell compared with the same period in the previous year. The major cause of this was a reduction in risk positions arising from the Group’s balance sheet management activities.

The histograms overleaf illustrate the frequency of daily revenues arising from Global Markets’ business and other trading activities. The average daily revenue earned therefrom in the first half of 2007 was US$26.3 million, compared with US$22.3 million in the first half of 2006. The standard deviation of these daily revenues was US$17.8 million compared with US$11.7 million in the first half of 2006. The standard deviation measures the variation of daily revenues about the mean value of those revenues.

An analysis of the frequency distribution of daily revenues shows that there was one day with negative revenue during the first half of 2007 compared with no days in the first half of 2006. The most frequent result was daily revenues of between US$20 million and US$24 million with 29 occurrences.

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Daily distribution of Global Markets’ trading, balance sheet management and other trading revenues

Half-year to 30 June 2007

Profit and loss frequency

Half-year to 30 June 2006

Profit and loss frequency

Half-year to 31 December 2006

Profit and loss frequency

Fair value and price verification control

Where certain financial instruments are carried on the Group’s balance sheet at fair value, the valuation and the related price verification processes are subject to independent validation across the Group. HSBC’s policies and procedures are as described on page 218 in the Annual Report and Accounts 2006.

Trading portfolios

HSBC’s control of market risk is based on a policy of restricting individual operations to trading within a list of permissible instruments authorised for each site by Traded Credit and Market Risk, enforcing rigorous new product approval procedures, and restricting trading in the more complex derivative products to offices with appropriate levels of product expertise and robust control systems.

In addition, at both portfolio and position levels, market risk in trading portfolios is monitored and controlled using a complementary set of techniques. These include VAR and, for interest rate risk, present value of a basis point movement in interest rates, together with stress and sensitivity testing and concentration limits. These techniques quantify the effect on capital of defined market movements.

Total trading VAR for Global Markets at 30 June 2007 was US$44.1 million. The VAR from positions taken without trading intent was US$6.1 million, the principal components of which were hedges that failed to meet the strict documentation and testing requirements of IAS 39 ‘Financial Instruments: Recognition and Measurement’ (i.e. ‘non-qualifying’ hedges), and other positions transacted as economic hedges which also did not qualify for hedge accounting. HSBC’s policy on hedging is to manage economic risk in the most appropriate way without regard as to whether hedge accounting is available and within limits regarding the potential volatility of reported earnings.

Trading VAR is further analysed below by risk type, by positions taken with trading intent and by positions taken without trading intent:

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H S B C  H O L D I N G S  P L C

The Management of Risk (continued)

	Foreign
	exchange and	Interest
	commodity	rate	Equity	Total
	US$m	US$m	US$m	US$m

Total trading VAR by risk type

At 30 June 2007	10.0	35.2	14.9	44.1
At 30 June 2006	6.6	26.9	5.7	21.2
At 31 December 2006	7.3	26.0	11.8	32.6

Average
First half of 2007	10.1	30.5	12.3	37.0
First half of 2006	6.4	37.9	5.4	36.7
Second half of 2006	6.2	30.0	7.5	30.1

Minimum
First half of 2007	4.4	24.5	8.1	29.0
First half of 2006	3.7	24.1	2.6	21.2
Second half of 2006	2.6	18.3	4.2	20.9

Maximum
First half of 2007	23.2	38.5	16.9	45.7
First half of 2006	12.7	53.6	7.9	52.3
Second half of 2006	11.9	43.8	11.8	42.7

Positions taken with trading intent – VAR by risk type

At 30 June 2007	10.0	31.5	14.9	39.9
At 30 June 2006	6.6	24.5	5.7	19.9
At 31 December 2006	7.3	27.9	11.8	30.2

Average
First half of 2007	10.1	30.2	12.3	36.5
First half of 2006	6.4	35.0	5.4	34.6
Second half of 2006	6.2	28.4	7.5	28.6

Minimum
First half of 2007	4.4	24.2	8.1	30.1
First half of 2006	3.7	23.6	2.6	19.9
Second half of 2006	2.6	18.3	4.2	20.4

Maximum
First half of 2007	23.2	38.1	16.9	45.1
First half of 2006	12.7	49.6	7.9	48.2
Second half of 2006	11.9	41.1	11.8	40.0

Positions taken without trading intent – VAR by risk type

At 30 June 2007	–	6.1	–	6.1
At 30 June 2006	–	4.6	–	4.6
At 31 December 2006	–	4.7	–	4.7

Average
First half of 2007	–	4.2	–	4.2
First half of 2006	–	7.6	–	7.6
Second half of 2006	–	3.7	–	3.7

Minimum
First half of 2007	–	2.3	–	2.3
First half of 2006	–	4.2	–	4.2
Second half of 2006	–	2.5	–	2.5

Maximum
First half of 2007	–	7.3	–	7.3
First half of 2006	–	10.5	–	10.5
Second half of 2006	–	7.9	–	7.9

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Non-trading portfolios

The principal objective of market risk management of non-trading portfolios is to optimise net interest income.

Market risk in non-trading portfolios arises principally from mismatches between the future yield on assets and their funding cost, as a result of interest rate changes. Analysis of this risk is complicated by having to make assumptions on optionality in certain product areas, for example, mortgage prepayments, and from behavioural assumptions regarding the economic duration of liabilities which are contractually repayable on demand, for example, current accounts. The prospective change in future net interest income from non-trading portfolios will be reflected in the current realisable value of these positions, should they be sold or closed prior to maturity. In order to manage this risk optimally, market risk in non-trading portfolios is transferred to Global Markets or to separate books managed under the supervision of the local Asset and Liability Committee (‘ALCO’).

Once market risk has been consolidated in Global Markets or ALCO-managed books, the net exposure is typically managed through the use of interest rate swaps within agreed limits.

The principal non-trading risks which are not included in VAR for Global Markets (see ‘Value at risk’ above) are detailed below.

Non-trading risks not included in Global Markets VAR

		Mortgage
	HSBC	servicing	Capital
	Finance	rights	instruments
	US$m	US$m	US$m

At 30 June 2007	8.4	3.8	80.6
At 30 June 2006	8.1	2.5	74.3
At 31 December 2006	11.6	3.2	87.4

Average
First half of 2007	8.5	3.3	84.9
First half of 2006	15.2	3.0	65.8
Second half of 2006	16.6	2.9	78.5

Minimum
First half of 2007	5.9	2.8	80.6
First half of 2006	6.8	2.5	58.8
Second half of 2006	10.4	2.5	72.9

Maximum
First half of 2007	11.8	3.9	92.2
First half of 2006	23.0	3.9	74.3
Second half of 2006	23.9	3.5	87.4

The nature of non-trading market risks is explained on page 220 of the Annual Report and Accounts 2006.

Market risk arising in HSBC’s insurance businesses is discussed in ‘Risk management of insurance operations’ on page 120.

Market risk also arises within HSBC’s defined benefit pension schemes to the extent that the obligations of the schemes are not fully matched by assets with determinable cash flows. The risk is that market movements in asset values could result in a portfolio of assets which are insufficient over time to cover the level of projected liabilities. The value of projected liabilities is driven by changes in discount rates, longevity and inflation. Management, together with the trustees who act on behalf of the pension scheme beneficiaries, assess the level of this risk using reports prepared by independent external actuaries.

The present value of HSBC’s defined benefit pension schemes’ liabilities was US$31.0 billion at 30 June 2007, compared with US$32.2 billion at 31 December 2006 and US$28.1 billion at 30 June 2006. Assets of the defined benefit pension schemes at 30 June 2007 comprised 26 per cent equity investments (31 December 2006: 30 per cent; 30 June 2006: 43 per cent); 62 per cent debt securities (31 December 2006: 56 per cent; 30 June 2006: 42 per cent) and 12 per cent other (including property) (31 December 2006: 14 per cent; 30 June 2006: 15 per cent).

Sensitivity of net interest income

There have been no material changes since 31 December 2006 to HSBC’s measurement and

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H S B C  H O L D I N G S  P L C

The Management of Risk (continued)

management of the sensitivity of net interest income to movements in interest rates.

A principal part of HSBC’s management of market risk in non-trading portfolios is to monitor the sensitivity of projected net interest income under varying interest rate scenarios (simulation modelling). HSBC aims, through its management of market risk in non-trading portfolios, to mitigate the effect of prospective interest rate movements which could reduce future net interest income, while balancing the cost of such hedging activities on the current net revenue stream.

The table below sets out the impact on future net interest income of an incremental 25 basis points parallel rise or fall in all yield curves worldwide at the beginning of each quarter during the 12 months from July 2007. Assuming no management actions, a series of such rises would decrease planned net interest income for the 12 months to 30 June 2008 by US$656 million, while a series of such falls would increase planned net interest income by US$615 million. These figures incorporate the effect of any option features in the underlying exposures.

Instead of assuming that all interest rates move together, HSBC groups its interest rate exposures into blocs of currencies whose interest rates are considered likely to move together. The sensitivity of projected net interest income, on this basis, is as follows:

Sensitivity of projected net interest income

		Rest of	Hong Kong	Rest of
	US dollar	Americas	dollar	Asia	Sterling	Euro
	bloc	bloc	bloc	bloc	bloc	bloc	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Change in July 2007 to June 2008 projected net interest income

+ 25 basis points shift in yield curves at the beginning of each quarter	(352)	40	2	55	(204)	(197)	(656)
– 25 basis points shift in yield curves at the beginning of each quarter	287	(41)	17	(34)	199	187	615

Change in January 2007 to December 2007 projected net interest income

+ 25 basis points shift in yield curves at the beginning of each quarter	(342)	53	(32)	18	(163)	(112)	(578)
– 25 basis points shift in yield curves at the beginning of each quarter	249	(53)	52	(14)	164	113	511

The interest rate sensitivities set out in the table above are illustrative only and are based on simplified scenarios. The figures represent the effect on projected net interest income of the pro forma movements of the yield curve on the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by Global Markets or in the business units to mitigate the impact of this interest rate risk. In reality, Global Markets seeks proactively to change the interest rate risk profile to minimise losses and optimise net revenues. The projections above also assume that interest rates of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections make other simplifying assumptions too, including that all positions run to maturity.

HSBC’s core exposure to the effect of movements in interest rates on its net interest income arise from three areas: core deposit franchises, HSBC Finance and Global Markets. This is described more fully in the Annual Report and Accounts 2006.

The major driver of the changes in projected net interest income from January 2007 to December 2007 and from July 2007 to June 2008 is growth in net trading assets, the funding for which is generally sourced from floating rate retail deposits and recorded in net interest income but the income from which is recorded in net trading income.

Projecting the movement in net interest income from prospective changes in interest rates is a complex interaction of structural and managed exposures. In a rising rate environment, the most critical exposures are those managed within Global Markets.

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Sensitivity of reported reserves to interest rate movements

			Impact in the preceding 6 months

			Maximum		Minimum
	US$m		US$m		US$m

At 30 June 2007

+ 100 basis point parallel move in all yield curves	(1,713)		(1,713)		(1,519)
As a percentage of total shareholders’ equity	(1.4%	)	(1.4%	)	(1.3%	)
– 100 basis point parallel move in all yield curves	1,668		1,668		1,430
As a percentage of total shareholders’ equity	1.4%		1.4%		1.2%

At 30 June 2006

+ 100 basis point parallel move in all yield curves	(1,638)		(2,010)		(1,638)
As a percentage of total shareholders’ equity	(1.6%	)	(2.0%	)	(1.6%	)
– 100 basis point parallel move in all yield curves	1,615		1,944		1,615
As a percentage of total shareholders’ equity	1.6%		1.9%		1.6%

At 31 December 2006

+ 100 basis point parallel move in all yield curves	(1,558)		(1,558)		(1,358)
As a percentage of total shareholders’ equity	(1.4%	)	(1.4%	)	(1.3%	)
– 100 basis point parallel move in all yield curves	1,456		1,456		1,270
As a percentage of total shareholders’ equity	1.3%		1.3%		1.2%

The sensitivity of reported reserves to interest rate movements as at 30 June 2007, and the maximum and minimum month figure during the period, are shown in the above table. These sensitivities are illustrative only and are based on simplified scenarios. The table shows interest rate risk exposures arising in available-for-sale portfolios and from cash flow hedges which are marked-to-market through reserves. These particular exposures form only a part of the Group’s overall interest rate exposures. The accounting treatment under IFRSs of the Group’s remaining interest rate exposures, while economically largely offsetting the exposures shown in the above table, does not require revaluation movements to go to reserves.

Structural foreign exchange exposures

Structural foreign exchange exposures represent net investments in subsidiaries, branches or associates, the functional currencies of which are currencies other than the US dollar. HSBC’s policies and procedures for managing these exposures are as described in the Annual Report and Accounts 2006.

Operational risk management

Operational risk is the risk of loss arising from fraud, unauthorised activities, error, omission, inefficiency, systems failure or external events. It is inherent in every business organisation and covers a wide spectrum of issues.

There have been no material changes to HSBC’s approach to and management of operational risk as described in the Annual Report and Accounts 2006. The overall operational risk management framework and local management responsibilities are summarised below.

HSBC has codified its operational risk management process by issuing a high level Standard, supplemented by more detailed formal guidance. This explains how HSBC manages operational risk by identifying, assessing, monitoring, controlling and mitigating the risk, rectifying operational risk events, and implementing any additional procedures required for compliance with local regulatory requirements. The processes undertaken to manage operational risk are determined by reference to the scale and nature of each HSBC operation.

In each of HSBC’s subsidiaries, local management is responsible for implementing HSBC’s standards on operational risk throughout their operations and, where deficiencies are evident, rectifying them within a reasonable timeframe. Subsidiaries acquired by HSBC are required to assess, plan and implement the Standard’s requirements within an agreed timescale.

Legal risk management

Each operating company is required to implement policies, procedures and guidelines in respect of the management and control of legal risk which conform to HSBC standards. Legal risk falls within the definition of operational risk and includes contractual risk, legislative risk, intellectual property risk and litigation risk. Litigation risk is the risk of:

•	failing to act appropriately in response to a claim made against any HSBC company; or

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•	being unable to defend successfully a claim brought against any HSBC company; or

•	HSBC being unable to take action to enforce its rights through the courts.

HSBC has a global legal function dedicated to managing legal risk in accordance with policies and procedures as described in the Annual Report and Accounts 2006.

Reputational risk management

The safeguarding of HSBC’s reputation is of paramount importance to its continued prosperity and is the responsibility of every member of staff. Reputational risks can arise from social, ethical or environmental issues, or as a consequence of operational risk events. As a banking group, HSBC’s good reputation depends upon the way in which it conducts its business, but it can also be affected by the way in which clients, to whom it provides financial services, conduct themselves.

HSBC’s management of reputational risk is described in the Annual Report and Accounts 2006.

Risk management of insurance operations

Within its service proposition, HSBC offers its customers a wide range of insurance products. Both life and non-life insurance are underwritten, principally in the UK, Hong Kong, Mexico, Brazil, the US and Argentina.

Life insurance contracts include participating business (with discretionary participation features) such as endowments and pensions, credit life business in respect of income and payment protection, annuities, term assurance and critical illness covers.

Non-life insurance contracts include motor, fire and other damage, accident and health, repayment protection and commercial and liability business.

The principal insurance risk faced by HSBC is that the cost of claims combined with acquisition costs may exceed the aggregate amount of premiums received and investment income.

HSBC manages insurance risks through the application of formal underwriting, reinsurance and claims procedures designed to ensure compliance with regulations, by diversifying insurance business by type and geography, and by focusing on risks that are straightforward to manage (those which, in the main, are related to core underlying banking activities such as credit life products). The following tables provide an analysis of the insurance risk exposures by geography and by type of business, and demonstrate the Group’s diversification of risk. For example, personal lines tend to be higher volume and of lower individual value than commercial lines. Life business tends to be longer term in nature than non-life business and frequently involves an element of savings and investment in the contract. Separate tables are therefore presented for life and non-life businesses, reflecting their very distinct risk characteristics. The life insurance risk table provides an analysis of insurance liabilities as the best available overall measure of insurance exposure. The table for non-life business uses written premiums as representing the best available measure of risk exposure.

HSBC’s management of insurance risk, including the risks relating to different life and non-life products, is described in the Annual Report and Accounts 2006.

Analysis of life insurance risk – liabilities to policyholders

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2007
Life (non-linked)
Insurance contracts with DPF[1]	844	7,173	201	–	–	8,218
Credit life	234	–	–	201	–	435
Annuities	310	–	26	1,210	1,480	3,026
Term assurance and other long-term contracts	94	76	93	–	291	554

Total life (non-linked)	1,482	7,249	320	1,411	1,771	12,233
Life (linked)	1,693	1,058	426	–	1,677	4,854
Investment contracts with DPF[1]	17,100	–	22	–	–	17,122

Insurance liabilities to policyholders	20,275	8,307	768	1,411	3,448	34,209

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			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2006 (restated2)
Life (non-linked)
Insurance contracts with DPF[1]	181	4,774	163	–	–	5,118
Credit life	189	–	–	183	–	372
Annuities	219	–	23	1,138	1,130	2,510
Term assurance and other long-term contracts	1,077	75	85	–	273	1,510

Total life (non-linked)	1,666	4,849	271	1,321	1,403	9,510
Life (linked)	1,232	676	345	–	1,043	3,296
Investment contracts with DPF[1]	–	–	15	–	–	15

Insurance liabilities to policyholders	2,898	5,525	631	1,321	2,446	12,821

At 31 December 2006
Life (non-linked)
Insurance contracts with DPF[1]	195	6,001	193	–	–	6,389
Credit life	130	–	–	200	–	330
Annuities	271	–	26	1,106	1,370	2,773
Term assurance and other long-term contracts	1,134	75	89	–	236	1,534

Total life (non-linked)	1,730	6,076	308	1,306	1,606	11,026
Life (linked)	1,270	765	402	–	1,248	3,685
Investment contracts with DPF[1]	–	–	20	–	–	20

Insurance liabilities to policyholders	3,000	6,841	730	1,306	2,854	14,731

1	Insurance contracts and investment contracts with discretionary participation features (‘DPF’) give policyholders the contractual right to receive, as a supplement to their guaranteed benefits, additional benefits that may be a significant portion of the total contractual benefits, but whose amount and timing is determined by HSBC. These additional benefits are contractually based on the performance of a specified pool of contracts or assets, or the profit of the company issuing the contracts. The increase in investment contracts with DPF results from the acquisition of the remaining 50.01 per cent share in Erisa, the French insurance business, that the Group did not already own, in March 2007.
2	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. The information as at 30 June 2006 has been restated accordingly.

Analysis of non-life insurance risk – net written insurance premiums

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 30 June 2007
Accident and health	18	68	2	–	8	96
Motor	172	8	5	–	96	281
Fire and other damage	99	11	2	1	6	119
Liability	–	9	2	8	15	34
Credit (non-life)	125	–	–	90	–	215
Marine, aviation and transport	–	6	2	–	8	16
Other non-life insurance contracts	24	11	–	6	8	49

Total net written insurance premiums	438	113	13	105	141	810

Half-year to 30 June 2006 (restated2)
Accident and health	15	55	2	–	5	77
Motor	93	9	7	–	77	186
Fire and other damage	113	16	2	–	5	136
Liability	–	11	1	–	10	22
Credit (non-life)	147	–	–	82	–	229
Marine, aviation and transport	–	6	2	–	7	15
Other non-life insurance contracts	–	11	–	–	7	18

Total net written insurance premiums	368	108	14	82	111	683

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			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 31 December 2006
Accident and health	11	42	3	–	5	61
Motor	92	6	6	–	80	184
Fire and other damage	108	6	3	2	4	123
Liability	1	2	1	8	14	26
Credit (non-life)	117	–	–	91	–	208
Marine, aviation and transport	1	5	1	–	5	12
Other non-life insurance contracts	13	13	–	37	13	76

Total net written insurance premiums	343	74	14	138	121	690

1	Net written insurance premiums represent gross written premiums less gross written premiums ceded to reinsurers.
2	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. The information as at 30 June 2006 has been restated accordingly.

Balance sheet of insurance operations by type of contract

A key aspect of insurance risk management, in particular in the life insurance business, is the need to manage financial assets and their associated liabilities. Models which assess the effect on values under a range of future stress tests are used by local management to determine how the assets and liabilities should be matched. Of particular importance for a number of lines of business, such as annuities, is the need to match the pattern of expected cash flows, which in some cases can extend for many years.

The following table shows the composition of assets and liabilities and demonstrates that there was an appropriate level of matching. It may not always be possible to achieve complete matching of asset and liability durations, partly because there is uncertainty over the receipt of all future premiums and partly because the duration of liabilities may exceed the duration of the longest available dated fixed interest investments.

The total liabilities for insurance manufacturing operations at 30 June 2007 were US$57 billion (30 June 2006: US$30 billion; 31 December 2006: US$34 billion), representing 3 per cent (30 June 2006 and 31 December 2006: 2 per cent) of the total liabilities included in HSBC’s consolidated balance sheet. This was an increase of 90 per cent compared with insurance liabilities at 30 June 2006 and 68 per cent at 31 December 2006. The increase was driven by the inclusion of Erisa, following HSBC’s acquisition of the remaining shares in the company earlier this year. Erisa contributed US$20 billion to the total insurance liabilities at 30 June 2007.

HSBC’s business focus is on life insurance and, accordingly, 86 per cent of the total insurance manufacturing liabilities relate to life insurance contracts. The nature of the contracts is reflected in the level of insurance liabilities. Non-life insurance liabilities are predominantly set based on claims notified to the insurer and typically reflect the one year period of cover. For life contracts, a liability is established at the inception of the contract to reflect the expected claims over the life of the contract, which can span several years.

Excluding the impact of the inclusion of Erisa, the underlying growth in liabilities was US$2.6 billion since 31 December 2006. This growth was driven by sales of life contracts in Hong Kong (US$1.6 billion), the UK (US$1.3 billion) and Latin America (US$0.6 billion). This new business growth was partly offset by a US$0.9 billion reduction in insurance liabilities in the UK, reflecting changes in FSA rules covering the calculation of actuarial liabilities on these contracts.

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Balance sheet of insurance operations by type of contract

	Insurance contracts					Investment contracts

	Contracts					Contracts
	with	Unit-		Term		with	Unit-		Other
	DPF[1]	linked	Annuities	assurance[2]	Non-life	DPF[3]	linked	Other	assets[4]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2007
Financial assets:
– trading assets	–	–	46	–	41	–	–	–	33	120
– financial assets designated at fair value	1,851	4,138	559	693	44	6,792	11,094	1,610	2,686	29,467
– derivatives	–	349	–	–	1	56	352	3	–	761
– financial investments	4,949	–	1,253	388	1,294	10,076	–	1,412	2,712	22,084
– other financial assets	1,504	304	419	197	704	616	409	633	1,236	6,022

Total financial assets	8,304	4,791	2,277	1,278	2,084	17,540	11,855	3,658	6,667	58,454
Reinsurance assets	1	62	314	260	628	–	–	–	54	1,319
PVIF	–	–	–	–	–	–	–	–	1,909	1,909
Other assets and investment properties	37	6	574	124	174	97	68	–	1,357	2,437

Total assets	8,342	4,859	3,165	1,662	2,886	17,637	11,923	3,658	9,987	64,119

Liabilities under investment contracts designated at fair value	–	–	–	–	–	–	11,132	3,389	–	14,521
Liabilities under investment contracts carried at amortised cost	–	–	–	–	–	–	–	268	–	268
Liabilities under insurance contracts	8,218	4,854	3,026	989	2,720	17,122	–	–	–	36,929
Deferred tax	–	–	–	–	–	–	–	–	603	603
Other liabilities	–	–	–	–	–	–	–	–	4,442	4,442

Total liabilities	8,218	4,854	3,026	989	2,720	17,122	11,132	3,657	5,045	56,763
Shareholders’ equity	–	–	–	–	–	–	–	–	7,356	7,356

Total liabilities and shareholders’ equity[5]	8,218	4,854	3,026	989	2,720	17,122	11,132	3,657	12,401	64,119

For footnotes, see page 125.

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	Insurance contracts					Investment contracts

	Contracts
	with	Unit-		Term		Unit-		Other
	DPF[1]	linked	Annuities	assurance[2]	Non-life	linked	Other	assets[4]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2006
Financial assets:
– trading assets	–	–	–	–	–	–	–	212	212
– financial assets designated at fair value	927	2,525	133	930	13	8,038	1,519	1,608	15,693
– derivatives	64	436	–	–	–	372	4	–	876
– financial investments	2,731	–	1,608	189	1,179	–	1,617	2,141	9,465
– other financial assets	1,506	275	419	416	659	264	289	1,112	4,940

Total financial assets	5,228	3,236	2,160	1,535	1,851	8,674	3,429	5,073	31,186
Reinsurance assets	1	74	214	658	620	–	–	44	1,611
PVIF	–	–	–	–	–	–	–	1,515	1,515
Other assets and investment properties	38	–	115	43	390	–	–	954	1,540

Total assets	5,267	3,310	2,489	2,236	2,861	8,674	3,429	7,586	35,852

Liabilities under investment contracts designated at fair value	–	–	–	–	–	8,538	3,178	–	11,716
Liabilities under investment contracts carried at amortised cost	–	–	–	–	–	–	188	–	188
Liabilities under insurance contracts	5,133	3,296	2,510	1,882	2,842	–	–	–	15,663
Deferred tax	–	–	–	–	–	–	–	363	363
Other liabilities	–	–	–	–	–	–	–	2,456	2,456

Total liabilities	5,133	3,296	2,510	1,882	2,842	8,538	3,366	2,819	30,386
Shareholders’ equity	–	–	–	–	–	–	–	5,466	5,466

Total liabilities and shareholders’ equity[6]	5,133	3,296	2,510	1,882	2,842	8,538	3,366	8,285	35,852

For footnotes, see page 125.

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								Investment
	Insurance contracts							contracts

	Contracts
	with		Unit-		Term			Unit-		Other
	DPF	[1]	linked	Annuities	assurance	[2]	Non-life	linked	Other	assets	[4]	Total
	US$m		US$m	US$m	US$m		US$m	US$m	US$m	US$m		US$m

At 31 December 2006
Financial assets:
– trading assets	–		–	–	–		117	–	–	39		156
– financial assets
designated at fair value	1,418		2,998	366	950		94	10,041	1,597	974		18,438
– derivatives	96		417	–	–		–	363	3	–		879
– financial investments	3,842		–	1,223	390		1,554	–	1,441	2,173		10,623
– other financial assets	794		52	719	138		712	222	428	632		3,697

Total financial assets	6,150		3,467	2,308	1,478		2,477	10,626	3,469	3,818		33,793
Reinsurance assets	2		58	271	773		665	–	–	48		1,817
PVIF	–		–	–	–		–	–	–	1,549		1,549
Other assets and investment properties	538		203	395	356		215	154	204	614		2,679

Total assets	6,690		3,728	2,974	2,607		3,357	10,780	3,673	6,029		39,838

Liabilities under investment
contracts designated at fair value	–		–	–	–		–	10,003	3,275	–		13,278
Liabilities under investment contracts carried at
amortised cost	–		–	–	–		–	–	216	–		216
Liabilities under insurance contracts	6,389		3,685	2,773	1,864		2,939	–	20	–		17,670
Deferred tax	–		–	–	–		–	–	–	403		403
Other liabilities	–		–	–	–		–	–	–	2,322		2,322

Total liabilities	6,389		3,685	2,773	1,864		2,939	10,003	3,511	2,725		33,889
Shareholders’ equity	–		–	–	–		–	–	–	5,949		5,949

Total liabilities and shareholders’ equity[6]	6,389		3,685	2,773	1,864		2,939	10,003	3,511	8,674		39,838

1	Discretionary participation features.
2	Term assurance includes credit life insurance.
3	New category disclosed following HSBC’s acquisition of the remaining 50.01 per cent of Erisa.
4	Other assets comprise solvency and unencumbered assets.
5	Excludes assets, liabilities and shareholders’ funds of associate insurance company, Ping An Insurance.
6	Excludes assets, liabilities and shareholders’ funds of associate insurance companies, Erisa and Ping An Insurance.

Capital management and allocation

Capital management

It is HSBC’s policy to maintain a strong capital base to support the development of its business. HSBC seeks to maintain a prudent balance between the different components of its capital and, in HSBC Holdings, between the composition of its capital and that of its investment in subsidiaries. Capital generated in excess of planned requirements is returned to HSBC Holdings, normally by way of dividends, and represents a source of strength for HSBC.

HSBC’s capital management policy is described in further detail in the Annual Report and Accounts 2006.

Capital measurement and allocation

The FSA supervises HSBC on a consolidated basis and, as such, receives information on the capital adequacy of, and sets capital requirements for, HSBC as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor their capital adequacy requirements. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.

Further details regarding these requirements, including the constituent components of HSBC’s capital base and the various regulatory limits which apply to them, and the categorisation of banking operations as trading or banking book for determining risk weighted assets, are detailed in the Annual Report and Accounts 2006. Changes to the definition of capital came into force on 1 January

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2007. They include the introduction of proportional consolidation of banking associates, which previously were either fully consolidated or deducted from capital, the relaxation of rules covering the deduction of investments in other banks’ capital, and a change to make certain deductions, previously from total capital, now 50 per cent from each of tier 1 and tier 2 capital in the published disclosures. This applies to deductions of investments in insurance subsidiaries and associates, but the FSA has granted a transitional provision, until 31 December 2012, under which any of these insurance investments that were acquired before 20 July 2006 may be deducted from total capital instead. HSBC has elected to apply this transitional provision. HSBC complied with the FSA’s capital adequacy requirements throughout 2006 and the first half of 2007.

Basel II

The Basel Committee on Banking Supervision has introduced a new framework for calculating minimum capital requirements. Known as ‘Basel II’, it replaces the 1988 Basel Capital Accord (‘Basel I’). Basel II is structured around three ‘pillars’: minimum capital requirements, supervisory review process and market discipline. The supervisory objectives of Basel II are to promote safety and soundness in the financial system and maintain at least the current overall level of capital, enhance competitive equality, constitute a more comprehensive approach to addressing risks, and focus on internationally active banks.

The EU Capital Requirements Directive (‘CRD’) recast the Banking Consolidation Directive and the Capital Adequacy Directive and is the means by which Basel II is implemented in the EU. The CRD required EU member states to bring implementing provisions into force on 1 January 2007, although in the case of the provisions relating to the calculation of minimum capital requirements, implementation may be delayed until 1 January 2008.

In October 2006, the FSA published the General Prudential Sourcebook (‘GENPRU’) and the Prudential Sourcebook for Banks, Building Societies and Investment Firms (‘BIPRU’), which took effect from 1 January 2007 and implemented the CRD in the UK. GENPRU introduced changes to the definition of capital and the methodology for calculating a firm’s capital resources requirements.

BIPRU introduced the Basel II requirements for the calculation of risk weighted assets as well as changes to the consolidation regime, the trading book definition and various ancillary matters. Transitional provisions regarding the implementation of capital requirement calculations mean that, in general, unless firms notify the FSA to the contrary, they continue to apply existing capital requirement calculations until 1 January 2008.

Future developments

For credit risk, HSBC plans to adopt the internal ratings-based (‘IRB’) advanced approach to Basel II for the majority of its businesses with effect from 1 January 2008, with the remainder on either IRB foundation or standardised approaches. These plans remain subject to regulatory approval. A rollout plan is in place to extend coverage of the advanced approach over the next three years, leaving a small residue of exposures on the standardised approach. HSBC will adopt the standardised approach for operational risk. For individual banking subsidiaries, the timing and manner of implementing Basel II varies by jurisdiction according to requirements set by local banking supervisors. Applying Basel II across HSBC’s geographically diverse businesses, which operate in many different regulatory environments, presents a significant logistical and technological challenge, and an extensive programme of implementation projects is currently in progress.

Basel II allows local regulators to exercise discretion in a number of areas. The extent to which their requirements diverge, coupled with how the FSA and the local regulators in the other countries in which HSBC operates interact, will be key factors in completing implementation of Basel II. One example of regulatory uncertainty relates to the US, where no final rule has been issued (further detailed in the Annual Report and Accounts 2006). On 20 July 2007, the US Banking Agencies issued a joint press release announcing that they have reached an agreement regarding the implementation of Basel II in the US. This agreement is expected to lead to the finalisation of a rule implementing the advanced approaches which will be applicable to HSBC’s North American operations. Uncertainty remains about its timing and content, but the press release indicated that the agencies have agreed that it should be finalised expeditiously. Notwithstanding these uncertainties, HSBC continues to assess the effect of Basel II on its reported capital adequacy.

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Source and application of tier 1 capital

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m
Movement in tier 1 capital
Opening tier 1 capital	87,842	74,403	82,138
Consolidated profits attributable to shareholders of the parent company	10,895	8,729	7,060
Dividends	(6,192)	(5,270)	(3,499)
Shares issued in lieu of dividends	2,826	1,790	735
Increase in goodwill and intangible assets deducted	(1,058)	(1,171)	(2,497)
Ordinary shares issued	118	414	601
Other (including exchange differences)	2,913	3,243	3,304

Closing tier 1 capital	97,344	82,138	87,842

Movement in risk-weighted assets
Opening risk-weighted assets	938,678	827,164	872,893
Movements	102,862	45,729	65,785

Closing risk-weighted assets	1,041,540	872,893	938,678

Capital structure

	At	At	At
	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m
Composition of regulatory capital
Tier 1 capital
Shareholders’ equity	119,780	101,381	108,352
Minority interests and preference shares	5,668	6,734	7,413
Innovative tier 1 securities	9,874	9,601	9,932
Less:
Goodwill capitalised and intangible assets	(37,547)	(33,992)	(36,489)
Other regulatory adjustments	(431)	(1,586)	(1,366)

Total qualifying tier 1 capital	97,344	82,138	87,842

Tier 2 capital
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities	3,653	2,040	2,982
Collective impairment allowances	11,735	9,087	11,077
Perpetual subordinated debt	3,387	3,665	3,396
Term subordinated debt	30,901	27,446	30,677
Minority and other interests in tier 2 capital	425	425	425

Total qualifying tier 2 capital before deductions	50,101	42,663	48,557

Unconsolidated investments[1]	(9,883)	(6,441)	(7,512)
Investments in capital of other banks	–	(1,419)	(1,419)
Other deductions	(520)	(305)	(394)

Total regulatory capital	137,042	116,636	127,074

Risk-weighted assets
Banking book	949,958	798,577	857,198
Trading book	91,582	74,316	81,480

Total	1,041,540	872,893	938,678

Risk-weighted assets were included in the above totals in respect of:
– contingent liabilities	51,989	44,761	44,704
– commitments	62,877	55,002	58,569

Capital ratios	%	%	%
Total capital	13.2	13.4	13.5
Tier 1 capital	9.3	9.4	9.4

1	Mainly comprises investments in insurance entities.

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The above figures were computed in accordance with the FSA’s requirements.

Comparisons discussed below are with the 31 December 2006 position.

Tier 1 capital increased by US$9.5 billion. Retained profits contributed US$4.7 billion. Shares issued, including those issued in lieu of dividends, contributed US$2.9 billion while exchange differences added US$2.2 billion. This was partly offset by a net decrease of US$0.3 billion as a result of regulatory rules implemented with effect from 1 January 2007 and other regulatory adjustments.

Total risk-weighted assets increased by US$103 billion, or 11 per cent. The proportional consolidation of banking associates, mainly Bank of Communications and Industrial Bank, contributed US$40 billion of this increase and a further US$40 billion related to balance sheet growth, mainly in the loan book, net of credit risk mitigation strategies. Increased underlying trading book activity contributed US$9 billion and the weakening US dollar gave rise to an increase of US$14 billion.

Risk-weighted assets by principal subsidiary

In order to give an indication of how HSBC’s capital is deployed, the table below analyses the disposition of risk-weighted assets by principal subsidiary. The risk-weighted assets are calculated using FSA rules and exclude intra-HSBC items.

	At	At	At
	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m
Risk-weighted assets
Hang Seng Bank	60,263	43,608	43,607
The Hongkong and Shanghai Banking Corporation and other subsidiaries	189,131	131,248	137,685
The Hongkong and Shanghai Banking Corporation	249,394	174,856	181,292
HSBC Private Banking Holdings (Suisse)	30,616	24,876	26,476
HSBC France	65,054	59,233	60,406
HSBC Bank and other subsidiaries	285,200	252,263	273,146
HSBC Bank	380,870	336,372	360,028
HSBC Finance	140,859	137,284	141,589
HSBC Bank Canada	43,617	33,498	35,674
HSBC Bank USA and other subsidiaries	141,772	125,219	140,062
HSBC North America	326,248	296,001	317,325
HSBC Mexico	16,770	13,013	15,406
HSBC Bank Middle East	21,097	16,105	17,977
HSBC Bank Malaysia	7,764	6,555	7,201
HSBC Brazil	22,009	16,341	17,666
Grupo Banistmo	6,696	–	6,434
Bank of Bermuda	4,611	4,025	4,370
HSBC Holdings sub-group	827	455	876
Other	5,254	9,170	10,103

	1,041,540	872,893	938,678

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H S B C  H O L D I N G S  P L C

Board of Directors and Senior Management

Directors

S K Green, Group Chairman

Age 58. An executive Director since 1998; Group Chief Executive from 2003 to May 2006. Joined HSBC in 1982. Chairman of HSBC Bank plc, HSBC North America Holdings Inc. and HSBC Private Banking Holdings (Suisse) SA. A Director of HSBC France and The Hongkong and Shanghai Banking Corporation Limited. Group Treasurer from 1992 to 1998. Executive Director, Corporate, Investment Banking and Markets from 1998 to 2003. Chairman of The British Bankers’ Association.

*	The Baroness Dunn, DBE, Deputy Chairman

Age 67. An executive Director of John Swire & Sons Limited and a Director of Swire Pacific Limited. A non-executive Director since 1990 and a non- executive Deputy Chairman since 1992. A member of the Nomination Committee. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1981 to 1996. A Patron of the UK Foundation of the University of British Columbia, a registered charity. A member of The Hong Kong Association and the Asia Task Force. A former Senior Member of the Hong Kong Executive Council and Legislative Council.

*	Sir Brian Moffat, OBE, Deputy Chairman

Age 68. A non-executive Director since 1998 and a non-executive Deputy Chairman since 2001. A member of the Nomination Committee. Senior independent non-executive Director until the conclusion of the Annual General Meeting on 25 May 2007. A non-executive Director of Macsteel Global BV. Former Chairman of Corus Group plc and a former member of the Court of the Bank of England.

M F Geoghegan, CBE, Group Chief Executive

Age 53. An executive Director since 2004. Joined HSBC in 1973. Chairman of HSBC Bank USA, N. A., HSBC USA Inc. and HSBC Bank Canada. Deputy Chairman of HSBC Bank plc. A Director of The Hongkong and Shanghai Banking Corporation Limited, HSBC France, HSBC North America Holdings Inc. and HSBC National Bank USA. President of HSBC Bank Brasil S.A.-Banco Múltiplo from 1997 to 2003 and responsible for all of HSBC’s business throughout South America from 2000 to 2003. Chief Executive of HSBC Bank plc from 2004 to March 2006. A non-executive Director and Chairman of Young Enterprise.

*	The Rt Hon the Lord Butler of Brockwell, KG, GCB, CVO

Age 69. Master, University College, Oxford. A non- executive Director since 1998. Chairman of the Corporate Responsibility Committee and the HSBC Global Education Trust. A non-executive Director of Imperial Chemical Industries plc. A member of the International Advisory Board of Marsh McLennan Inc. Chaired the UK Government Review of Intelligence on Weapons of Mass Destruction in 2004. Secretary of the Cabinet and Head of the Home Civil Service in the United Kingdom from 1988 to 1998.

†	J D Coombe

Age 62. Chairman of Hogg Robinson plc. A non- executive Director since 2005. A member of the Group Audit Committee and of the Remuneration Committee. A non-executive Director of Home Retail Group plc and a member of the Supervisory Board of Siemens AG. A trustee of the Royal Academy Trust. Former executive Director and Chief Financial Officer of GlaxoSmithKline plc. A former Chairman of The Hundred Group of Finance Directors and a former member of the Accounting Standards Board.

†	R A Fairhead

Age 45. Chief Executive Officer and Director of the Financial Times Group Limited and a Director of Pearson plc. A non-executive Director since 2004. Chairman of the Group Audit Committee. A non- executive Director of The Economist Newspaper Limited. Finance Director of Pearson plc from 2002 to June 2006. Former Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc.

D J Flint, CBE, Group Finance Director

Age 52. Joined HSBC as an executive Director in 1995. Non-executive Chairman of HSBC Finance Corporation. A non-executive Director of BP p.l.c. and a member of the Consultative Committee of the Large Business Advisory Board of HM Revenue & Customs. Chaired the Financial Reporting Council’s review of the Turnbull Guidance on Internal Control. Served on the Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Board from 2001 to 2004. A former partner in KPMG.

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H S B C  H O L D I N G S  P L C

Board of Directors and Senior Management (continued)

*	W K L Fung, OBE

Age 58. Group Managing Director of Li & Fung Limited. A non-executive Director since 1998. A member of the Corporate Responsibility Committee. Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited. A non-executive Director of CLP Holdings Limited, Integrated Distribution Services Group Limited, Convenience Retail Asia Limited, Shui On Land Limited and VTech Holdings Limited. A member of the Hong Kong Trade Development Council. A former non- executive Director of Bank of Communications Co. Ltd. Former Chairman of the Hong Kong General Chamber of Commerce, the Hong Kong Exporters’ Association and the Pacific Economic Co-operation Committee.

†	J W J Hughes-Hallett

Age 57. Chairman of John Swire & Sons Limited. A non-executive Director since 2005. A member of the Group Audit Committee and of the Nomination Committee. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1999 to 2004. A non-executive Director and formerly Chairman of Cathay Pacific Airways Limited and Swire Pacific Limited. A Director of China Festival 2008. A trustee of the Dulwich Picture Gallery and the Esmée Fairbairn Foundation. A member of The Hong Kong Association and of the Governing Body of the School of Oriental and African Studies, University of London.

†	Sir Mark Moody-Stuart, KCMG

Age 66. Chairman of Anglo American plc. A non- executive Director since 2001. Chairman of the Remuneration Committee and a member of the Corporate Responsibility Committee. A non- executive Director of Accenture Limited, a Governor of Nuffield Hospitals and President of the Liverpool School of Tropical Medicine. Chairman of the Global Business Coalition on HIV/AIDS and the Global Compact Foundation. A former Director and Chairman of The ‘Shell’ Transport and Trading Company, plc and former Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies.

†	G Morgan

Age 61. A non-executive Director since October 2006. A member of the Remuneration Committee. Non-executive Chairman of SNC-Lavalin Group Inc. A member of the Board of Trustees of The Fraser Institute and the Energy Advisory Board of Accenture Limited. A non-executive Director of
HSBC Bank Canada from 1996 to April 2006. Founding President and Chief Executive Officer of EnCana Corporation until December 2005 and Vice Chairman from December 2005 to October 2006. A former Director of Alcan Inc.

†	S W Newton

Age 65. Chairman of The Real Return Group Limited. A non-executive Director since 2002. A member of the Group Audit Committee. A Member of the Advisory Board of the East Asia Institute and of the Investment Board at Cambridge University. A Member of The Wellcome Trust Investment Committee. Founder of Newton Investment Management, from which he retired in 2002.

†	S M Robertson, Senior Independent Non- Executive Director

Age 66. Non-executive Chairman of Rolls-Royce Group plc and the founder member of Simon Robertson Associates LLP. A non-executive Director since January 2006 and senior independent non-executive Director since 25 May 2007. A Member of the Nomination Committee. A non- executive Director of Berry Bros. & Rudd Limited, The Economist Newspaper Limited and The Royal Opera House Covent Garden Limited. Chairman of Trustees of the Ernest Kleinwort Charitable Trust. A trustee of the Eden Project and of the Royal Opera House Endowment Fund. A former Managing Director of Goldman Sachs International. Former Chairman of Dresdner Kleinwort Benson and a former non-executive Director of Inchcape plc, Invensys plc and the London Stock Exchange plc.

†	Sir Brian Williamson, CBE

Age 62. Chairman of Electra Private Equity plc. A non-executive Director since 2002. Chairman of the Nomination Committee. A non-executive Director of NYSE Euronext and a Director of Resolution plc. A senior adviser to Fleming Family and Partners. Former Chairman of London International Financial Futures and Options Exchange, Gerrard Group plc and Resolution Life Group Limited. A former non- executive Director of the Financial Services Authority and of the Court of The Bank of Ireland.

* Non-executive Director
† Independent non-executive Director

Adviser to the Board

D J Shaw

Age 61. An Adviser to the Board since 1998. Solicitor. A partner in Norton Rose from 1973 to 1998. A Director of The Bank of Bermuda Limited

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and HSBC Private Banking Holdings (Suisse) SA. A non-executive Director of Kowloon Development Company Limited and Shui On Land Limited.

Secretary

R G Barber

Age 56. Group Company Secretary. A Group General Manager since October 2006. Joined HSBC in 1980. Company Secretary of HSBC Holdings plc since 1990. Corporation Secretary of The Hongkong and Shanghai Banking Corporation Limited from 1986 to 1992 and Company Secretary of HSBC Bank plc from 1994 to 1996.

Group Managing Directors

C C R Bannister

Age 48. Group Managing Director, Insurance. A Group Managing Director since August 2006. Joined HSBC in 1994. Appointed a Group General Manager in 2001. Chairman of HSBC Insurance Holdings Limited. Deputy Chief Executive Officer, HSBC Securities (USA) Inc. from 1996 to 1998 and Chief Executive Officer, Group Private Banking from 1998 to 2006.

V H C Cheng, OBE

Age 59. Chairman of The Hongkong and Shanghai Banking Corporation Limited. A Group Managing Director since 2005. Joined HSBC in 1978. Appointed a Group General Manager in 1995. Deputy Chairman and Chief Executive Officer of Hang Seng Bank Limited from 1998 to 2005.

C-H Filippi

Age 54. Chairman and Chief Executive Officer of HSBC France until he retires on 1 September 2007, following which he will continue as non-executive Chairman of HSBC France. A Group Managing Director since 2004. A Director of HSBC Bank plc and a member of the Supervisory Board of HSBC Trinkaus & Burkhardt AG. Joined HSBC France in 1987 having previously held senior appointments in the French civil service. Appointed a Group General Manager in 2001. Global Head of Corporate and Institutional Banking from 2001 to 2004.

A A Flockhart

Age 55. Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited since 25 July 2007. Global Head of Commercial Banking since 9 July 2007. A Group Managing Director since October 2006. Joined HSBC in 1974. Appointed a Group General Manager in 2002. Managing Director

of The Saudi British Bank from 1997 to 1999 and Senior Executive Vice-President, Commercial Banking, HSBC Bank USA, N.A. from 1999 to 2002. Chief Executive Officer, Mexico from 2002 to October 2006. President and Group Managing Director Latin America and the Caribbean from October 2006 to 20 July 2007.

S T Gulliver

Age 48. Head of Corporate, Investment Banking and Markets and Group Investment Businesses. A Group Managing Director since 2004. A Director of HSBC Bank plc, HSBC USA Inc. and The Hongkong and Shanghai Banking Corporation Limited. A member of the Supervisory Board of HSBC Trinkaus & Burkhardt AG. Joined HSBC in 1980. Appointed a Group General Manager in 2000. Head of Treasury and Capital Markets in Asia-Pacific from 1996 to 2002, Head of Global Markets from 2002 to 2003 and Co-Head of Corporate, Investment Banking and Markets from 2003 to May 2006.

D H Hodgkinson

Age 56. Group Chief Operating Officer. A Group Managing Director since May 2006. Chairman of HSBC Bank Middle East Limited. Joined HSBC in 1969. Appointed a Group General Manager in 2003. Managing Director of The Saudi British Bank from 1999 to 2003. Deputy Chairman and Chief Executive Officer of HSBC Bank Middle East Limited from 2003 to May 2006.

D D J John

Age 57. Director and Chief Executive, HSBC Bank plc. A Group Managing Director since March 2006. Joined HSBC Bank plc in 1971. Appointed a Group General Manager in 2000. Deputy Chairman and Chief Executive Officer, HSBC Bank Malaysia Bhd from 1999 to 2002. Chief Operating Officer of HSBC Bank plc from 2003 to May 2005 and Deputy Chief Executive from May 2005 to March 2006.

Y A Nasr

Age 52. Group Managing Director, Strategic Investments since October 2006 and Chief Executive Officer of HSBC Bank Middle East Limited since 22 May 2007. A Director of HSBC Private Banking Holdings (Suisse) SA. A Group Managing Director since 2004. Joined HSBC in 1976. Appointed a Group General Manager in 1998. President and Chief Executive Officer of HSBC Bank Canada from 1997 to 1999. President and Chief Executive Officer of HSBC USA Inc. and HSBC Bank USA from 1999 to 2003. President, HSBC Bank Brasil S.A.-Banco Múltiplo from 2003 to 2006.

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H S B C  H O L D I N G S  P L C

Financial Statements (unaudited)

Consolidated income statement for the half-year to 30 June 2007

		Half-year to

		30 June	30 June	31 December
		2007	2006	2006
	Notes	US$m	US$m	US$m

Interest income		43,567	35,785	40,094
Interest expense		(25,337)	(19,054)	(22,339)
Net interest income		18,230	16,731	17,755
Fee income		12,488	10,441	10,639
Fee expense		(1,993)	(2,061)	(1,837)
Net fee income		10,495	8,380	8,802
Trading income excluding net interest income		3,351	3,112	2,507
Net interest income on trading activities		2,160	1,149	1,454
Net trading income		5,511	4,261	3,961
Net income from financial instruments designated at fair value		874	260	397
Gains less losses from financial investments		999	493	476
Gains arising from dilution of interests in associates	19	1,076	–	–
Dividend income		252	222	118
Net earned insurance premiums		3,977	2,834	2,834
Other operating income		678	1,153	1,393

Total operating income		42,092	34,334	35,736
Net insurance claims incurred and movement in policyholders’ liabilities		(3,599)	(2,149)	(2,555)

Net operating income before loan impairment charges and other credit risk provisions		38,493	32,185	33,181
Loan impairment charges and other credit risk provisions		(6,346)	(3,890)	(6,683)

Net operating income		32,147	28,295	26,498

Employee compensation and benefits		(10,430)	(8,992)	(9,508)
General and administrative expenses		(7,022)	(6,065)	(6,758)
Depreciation and impairment of property, plant and equipment		(817)	(748)	(766)
Amortisation and impairment of intangible assets		(342)	(334)	(382)

Total operating expenses		(18,611)	(16,139)	(17,414)

Operating profit		13,536	12,156	9,084
Share of profit in associates and joint ventures		623	361	485

Profit before tax		14,159	12,517	9,569
Tax expense	6	(2,645)	(3,272)	(1,943)

Profit for the period		11,514	9,245	7,626

Profit attributable to shareholders of the parent company	15	10,895	8,729	7,060
Profit attributable to minority interests	15	619	516	566

		US$	US$	US$
Basic earnings per ordinary share	4	0.95	0.78	0.62
Diluted earnings per ordinary share	4	0.94	0.77	0.62
Dividends per ordinary share	3	0.53	0.46	0.30

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Consolidated balance sheet at 30 June 2007

		At	At	At
		30 June	30 June	31 December
		2007	2006	2006
	Notes	US$m	US$m	US$m
ASSETS
Cash and balances at central banks		16,651	24,343	12,732
Items in the course of collection from other banks		23,152	12,425	14,144
Hong Kong Government certificates of indebtedness		12,947	12,588	13,165
Trading assets	7	424,645	299,295	328,147
Financial assets designated at fair value	8	34,849	16,855	20,573
Derivatives	9	149,181	104,665	103,702
Loans and advances to banks		214,645	162,482	185,205
Loans and advances to customers		928,101	814,209	868,133
Financial investments	10	233,001	192,334	204,806
Interests in associates and joint ventures		8,583	7,795	8,396
Goodwill and intangible assets		38,445	34,544	37,335
Property, plant and equipment		14,982	15,277	16,424
Other assets	11	34,166	27,542	33,444
Prepayments and accrued income		17,093	13,784	14,552

Total assets		2,150,441	1,738,138	1,860,758

LIABILITIES AND EQUITY

Liabilities
Hong Kong currency notes in circulation		12,947	12,588	13,165
Deposits by banks		128,773	83,139	99,694
Customer accounts		980,832	833,742	896,834
Items in the course of transmission to other banks		20,339	9,532	12,625
Trading liabilities	12	313,193	228,116	226,608
Financial liabilities designated at fair value	13	75,966	64,354	70,211
Derivatives	9	144,284	103,660	101,478
Debt securities in issue		229,239	209,309	230,325
Retirement benefit liabilities		2,984	3,722	5,555
Other liabilities		34,500	31,669	29,824
Liabilities under insurance contracts		36,929	15,663	17,670
Accruals and deferred income		16,857	12,584	16,310
Provisions		3,603	2,286	2,859
Subordinated liabilities		23,504	20,404	22,672

Total liabilities		2,023,950	1,630,768	1,745,830

Equity
Called up share capital		5,857	5,741	5,786
Share premium account		7,834	7,236	7,789
Other reserves		31,838	26,394	29,380
Retained earnings		74,251	62,010	65,397

Total shareholders’ equity		119,780	101,381	108,352
Minority interests		6,711	5,989	6,576

Total equity	15	126,491	107,370	114,928

Total equity and liabilities		2,150,441	1,738,138	1,860,758

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H S B C  H O L D I N G S  P L C

Financial Statements (unaudited) (continued)

Consolidated statement of recognised income and expense for the half-year to 30 June 2007

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Available-for-sale investments:
– fair value gains/(losses) taken to equity	1,162	(476)	2,058
– fair value gains transferred to income statement on disposal or impairment	(783)	(319)	(325)
Cash flow hedges:
– fair value gains taken to equity	395	147	1,407
– fair value gains transferred to income statement	(568)	(177)	(2,021)
Share of changes in equity of associates and joint ventures	186	(44)	64
Exchange differences	2,293	3,203	1,472
Actuarial gains/(losses) on defined benefit schemes	2,028	1,477	(1,555)

	4,713	3,811	1,100
Tax on items taken directly to equity	(455)	(196)	152

Total income and expense taken to equity during the period	4,258	3,615	1,252
Profit for the period	11,514	9,245	7,626

Total recognised income and expense for the period	15,772	12,860	8,878

Total recognised income and expense for the period attributable to:
– shareholders of the parent company	14,950	12,292	8,235
– minority interests	822	568	643

	15,772	12,860	8,878

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Consolidated cash flow statement for the half-year to 30 June 2007
				Half-year to

			30 June	30 June	31 December
		Notes	2007	2006	2006
			US$m	US$m	US$m
Cash flows from operating activities
Profit before tax			14,159	12,517	9,569
Adjustments for:
–	non-cash items included in profit before tax	16	8,434	5,681	9,275
–	change in operating assets	16	(65,685)	(106,213)	(67,056)
–	change in operating liabilities	16	123,248	136,184	101,194
–	elimination of exchange differences[1]		(5,871)	(8,203)	(3,911)
–	net gain from investing activities		(2,225)	(752)	(1,262)
–	share of profit in associates and joint ventures		(623)	(361)	(485)
–	dividends received from associates		146	32	65
–	contribution paid to post-employment defined benefit plans		(970)	(236)	(311)
–	tax paid		(2,217)	(1,983)	(2,963)

Net cash from operating activities			68,396	36,666	44,115

Cash flows from investing activities
Purchase of financial investments			(248,734)	(181,454)	(104,862)
Proceeds from the sale of financial investments			237,481	177,762	96,012
Purchase of property, plant and equipment			(965)	(803)	(1,597)
Proceeds from the sale of property, plant and equipment			1,368	915	1,589
Purchase of intangible assets			(451)	(352)	(500)
Net cash outflow from acquisition of and increase in stake of subsidiaries			(323)	(5)	(1,180)
Net cash inflow from disposal of subsidiaries			–	23	39
Net cash outflow from acquisition of and increase in stake of associates			(9)	(208)	(377)
Proceeds from disposal of associates			–	319	555

Net cash used in investing activities			(11,633)	(3,803)	(10,321)

Cash flows from financing activities
Issue of ordinary share capital			116	414	596
Issue of preference shares			–	374	–
Net purchases and sales of own shares for market-making purposes			220	(141)	187
Purchases of own shares to meet share awards and share option awards			(807)	(526)	(49)
On exercise of share options			58	137	36
Subordinated loan capital issued			563	3,716	2,232
Subordinated loan capital repaid			(87)	(273)	(630)
Dividends paid to shareholders of the parent company			(3,591)	(3,202)	(2,725)
Dividends paid to minority interests			(460)	(533)	(177)

Net cash used in financing activities			(3,988)	(34)	(530)

Net increase in cash and cash equivalents			52,775	32,829	33,264
Cash and cash equivalents at the beginning of the period			215,486	141,307	178,626
Exchange differences in respect of cash and cash equivalents			4,023	4,490	3,596

Cash and cash equivalents at the end of the period		16	272,284	178,626	215,486

1	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited)

1	Basis of preparation

(a)	Compliance with International Financial Reporting Standards

These interim consolidated financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

HSBC has prepared its consolidated financial statements in accordance with IFRSs as endorsed by the EU. EU- endorsed IFRSs may differ temporarily from IFRSs, as published by the IASB, if a new or amended IFRS has not been endorsed by the EU by the period end. There were no unendorsed standards affecting this interim statement. As at 30 June 2007, there is no difference between IFRSs as endorsed by the EU and IFRSs as issued by the IASB in terms of their application to HSBC.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee (‘IFRIC’) and its predecessor body.

The primary financial statements in this document are presented in accordance with IAS 1 ‘Presentation of Financial Statements’.

On 1 January 2007, HSBC adopted IFRIC 10 ‘Interim Financial Reporting and Impairment’ and IFRIC 11 ‘Group and Treasury Share Transactions’. The application of these interpretations had no significant effect on the consolidated financial statements.

HSBC also provides details of its net income and shareholders’ equity calculated in accordance with US GAAP. US GAAP differs in certain respects from IFRSs. Details of these differences in respect of this interim period will be published in September 2007.

(b)	Consolidation

The interim consolidated financial statements of HSBC comprise the financial statements of HSBC Holdings and its subsidiaries.

The method adopted by HSBC to consolidate its subsidiaries is described on page 302 of the Annual Report and Accounts 2006.

(c)	Use of estimates and assumptions

When preparing the financial statements, it is the Directors’ responsibility under UK company law to select suitable accounting policies and to make judgements and estimates that are reasonable and prudent. The preparation of financial information requires the use of estimates and assumptions about future conditions. Use of available information and application of judgement are inherent in the formation of estimates. Actual results in the future may differ from those reported. In this regard, management believes that the critical accounting

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policies where judgement is necessarily applied are those which relate to loan impairment, goodwill impairment and the valuation of financial instruments. These critical accounting policies are described in pages 111 to 115 of the Annual Report and Accounts 2006.

(d)	Future accounting developments.

There are currently no IFRSs or Interpretations that have been issued by the IASB and endorsed by the EU which become effective after 30 June 2007 that have not been adopted by HSBC.

Standards and Interpretations issued by the IASB but not endorsed by the EU

IFRS 8 ‘Operating Segments’ (‘IFRS 8’), which replaces IAS 14 ‘Segment Reporting’ (‘IAS 14’), was issued on 30 November 2006 and is effective for annual periods beginning on or after 1 January 2009. This standard specifies how an entity should report information about its operating segments, based on information about the components of the entity that management uses to make operating decisions. HSBC currently presents two sets of segments in accordance with IAS 14, one geographical and one based on customer groups, which reflect the way the businesses of the Group are managed. HSBC currently expects to adopt IFRS 8 with effect from 1 January 2009, and will accordingly present segmental information which reflects the operating segments used to make operating decisions at that time.

The IASB issued a revised IAS 23 ‘Borrowing Costs’ on 29 March 2007, which is applicable for annual periods beginning on or after 1 January 2009. The revised Standard eliminates the option of recognising borrowing costs immediately as an expense, to the extent that they are directly attributable to the acquisition, construction or production of a qualifying asset. HSBC does not expect adoption of the revised Standard to have a significant impact on Group results.

IFRIC 12 ‘Service Concession Arrangements’ (‘IFRIC 12’) was issued on 30 November 2006 and is effective for annual periods beginning on or after 1 January 2008. IFRIC 12 provides guidance on service concession arrangements by which a government or other public sector entity grants contracts for the supply of public services to private sector operators. IFRIC 12 addresses how service concession operators should apply existing IFRSs to account for the obligations they undertake and the rights they receive in service concession arrangements. IFRIC 12 is unlikely to have a material effect on the consolidated financial statements.

IFRIC 13 ‘Customer Loyalty Programmes’ (‘IFRIC 13’) was issued on 28 June 2007 and is effective for annual periods beginning on or after 1 July 2008. IFRIC 13 addresses how companies that grant their customers loyalty award credits (often called ‘points’) when buying goods or services should account for their obligation to provide free or discounted goods or services if and when the customers redeem the points. IFRIC 13 requires companies to allocate some of the proceeds of the initial sale to the award credits and recognise these proceeds as revenue only when they have fulfilled their obligations to provide the goods or services. HSBC is currently assessing the effect of this interpretation on the consolidated financial statements.

IFRIC 14 ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ (‘IFRIC 14’) was issued on 5 July 2007 and is effective for annual periods beginning on or after 1 January 2008. IFRIC 14 provides guidance regarding the circumstances under which refunds and future reductions in contributions from a defined benefit plan can be regarded as available to an entity for the purpose of recognising a net defined benefit asset. Additionally, in jurisdictions where there is both a minimum funding requirement and restrictions over the amounts that companies can recover from the plan, either as refunds or reductions in contribution, additional liabilities may need to be recognised. IFRIC 14 is unlikely to have a material effect on the consolidated financial statements.

In the opinion of management, all normal and recurring adjustments considered necessary for a fair presentation of HSBC’s net income, financial position and cash flows for interim periods have been made.

2	Accounting policies

The accounting policies adopted by HSBC for these interim consolidated financial statements are consistent with those described on page 304 of the Annual Report and Accounts 2006.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

3	Dividends

Dividends to shareholders of the parent company were as follows:

	Half-year to

	30 June 2007			30 June 2006			31 December 2006
	Per		Settled	Per		Settled	Per		Settled
	share	Total	in scrip	share	Total	in scrip	share	Total	in scrip
	US$	US$m	US$m	US$	US$m	US$m	US$	US$m	US$m
Dividends declared on ordinary shares
Fourth interim dividend in respect of previous year	0.360	4,161	2,116	0.310	3,513	1,542	–	–	–
First interim dividend in respect of current year	0.170	1,986	712	0.150	1,712	248	–	–	–
Second interim dividend in respect of current year	–	–	–	–	–	–	0.150	1,724	515
Third interim dividend in respect of current year	–	–	–	–	–	–	0.150	1,730	223

	0.530	6,147	2,828	0.460	5,225	1,790	0.300	3,454	738

Quarterly dividends on preference share capital
March dividend	15.50	22		15.50	22		–	–
June dividend	15.50	23		15.50	23		–	–
September dividend	–	–		–	–		15.50	22
December dividend	–	–		–	–		15.50	23

	31.00	45		31.00	45		31.00	45

The Directors have declared a second interim dividend in respect of the financial year ending 31 December 2007 of US$0.17 per ordinary share, a distribution of approximately US$1,991 million. The second interim dividend will be payable on 4 October 2007 to holders of ordinary shares on the Register at the close of business on 17 August 2007. Further details are contained in paragraph 5 of the Additional Information section on page 166.

4	Earnings per share

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$	US$	US$

Basic earnings per ordinary share	0.95	0.78	0.62
Diluted earnings per ordinary share	0.94	0.77	0.62

Basic earnings per ordinary share was calculated by dividing the earnings attributable to ordinary shareholders of the parent company US$10,850 million by the weighted average number of ordinary shares outstanding, excluding own shares held, of 11,463 million (first half of 2006: earnings of US$8,684 million and 11,148 million shares; second half of 2006: earnings of US$7,015 million and 11,272 million shares).

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Profit attributable to shareholders of the parent company	10,895	8,729	7,060
Dividend payable on preference shares classified as equity	(45)	(45)	(45)

Profit attributable to the ordinary shareholders of the parent company	10,850	8,684	7,015

Diluted earnings per ordinary share was calculated by dividing the basic earnings by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on ordinary conversion of all the dilutive potential ordinary shares, of 11,518 million (first half of 2006: 11,304 million shares; second half of 2006: 11,336 million shares).

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5	Post-employment benefits

Included within ‘Employee compensation and benefits’ are components of net periodic benefit cost related to HSBC’s defined benefit pension plans and other post-employment benefits, as follows:

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Current service cost	403	366	413
Interest cost	843	709	776
Expected return on plan assets	(840)	(769)	(832)
Past service cost	1	(1)	11
Curtailments	(65)	(3)	(5)
Settlements	–	–	(1)

Net defined benefit cost	342	302	362

HSBC revalues its defined benefit post-employment plans each year at 31 December, in consultation with the plans’ local actuaries. The assumptions underlying the calculations are used to determine the expected income statement charge for the year going forward.

At 30 June each year HSBC revalues all plan assets to current market prices. HSBC also reviews the assumptions used to calculate the defined benefit obligations (the liabilities of the plans) and updates the carrying amount of the obligations if there have been significant changes as a consequence of changes in assumptions.

Rises in the average yields of high quality (AA rated or equivalent) debt instruments in certain countries in 2007, together with a rise in inflation above expectations in certain countries, have resulted in significant changes in the valuation of the defined benefit obligations. HSBC has, therefore, revalued certain plan obligations where the impact has been significant. This resulted in a net decrease in the defined benefit obligation for the HSBC Bank (UK) Pension Scheme of US$2,232 million and for other plans of US$467 million. All differences from expected changes were recognised directly in equity as actuarial gains.

In March 2007 HSBC made an additional contribution of US$587 million to the HSBC Bank (UK) Pension Scheme in accordance with the schedule of additional contributions agreed by the Trustees with HSBC.

The US$65 million curtailment gain reported in the table above results primarily from the closure of a defined benefit scheme and its replacement by a new scheme to which HSBC contributes primarily fixed payments.

The discount rates used to calculate HSBC’s obligations under its defined benefit post-employment plans were as follows:

	At	At	At
	30 June	30 June	31 December
	2007	2006	2006
	%	%	%

UK	5.80	5.25	5.10
Hong Kong	4.78	4.20	3.75
US	6.30	6.35	5.90
Jersey	5.80	4.75	5.10
Mexico	8.00	8.90	8.00
Brazil	10.75	11.75	10.75
France	5.00	4.50	4.50
Canada	5.50	5.25	5.19
Switzerland	3.00	2.25	2.25
Germany	5.10	4.50	4.50

The inflation rate used to calculate the HSBC Bank (UK) Pension Scheme obligation at 30 June 2007 was 3.2 per cent (30 June 2006: 2.8 per cent; 31 December 2006: 3.0 per cent). Rates of pay increase were adjusted in line with this inflation assumption. There were no changes to other assumptions.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

6	Tax expense

	Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m
Current tax
United Kingdom corporation tax charge	476	536	114
Overseas tax	1,937	2,254	2,298

	2,413	2,790	2,412
Deferred tax
Origination and reversal of temporary differences	232	482	(469)

Tax expense	2,645	3,272	1,943

Effective tax rate (per cent)	18.7	26.1	20.3

The UK corporation tax rate applying to HSBC was 30 per cent (2006: 30 per cent). Overseas tax included Hong Kong profits tax of US$495 million (first half of 2006: US$387 million; second half of 2006: US$364 million). Subsidiaries in Hong Kong provided for Hong Kong profits tax at the rate of 17.5 per cent (2006: 17.5 per cent) on the profits for the period assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

The following table reconciles the overall tax expense which would apply if all profits had been taxed at the UK corporation tax rate:

	Half-year to

	30 June 2007		30 June 2006		31 December 2006
	US$m	%	US$m	%	US$m	%
Analysis of overall tax expense
Taxation at UK corporation tax rate of 30 per cent (2006: 30 per cent)	4,248	30.0	3,756	30.0	2,870	30.0
Effect of taxing overseas profits in principal locations at different rates	(459)	(3.2)	(187)	(1.5)	(381)	(4.0)
Tax-free gains	(157)	(1.1)	(97)	(0.8)	(102)	(1.0)
Adjustments in respect of prior period liabilities	(152)	(1.1)	36	0.3	(142)	(1.5)
Low income housing tax credits[1]	(52)	(0.4)	(55)	(0.4)	(53)	(0.6)
Effect of profit in associates and joint ventures	(185)	(1.3)	(100)	(0.8)	(153)	(1.6)
Effect of previously unrecognised temporary differences[2]	(211)	(1.5)	(45)	(0.4)	(77)	(0.8)
Impact of gains arising from dilution of interests in associates[3]	(250)	(1.8)	–	–	–	–
Other items	(137)	(0.9)	(36)	(0.3)	(19)	(0.2)

Overall tax expense	2,645	18.7	3,272	26.1	1,943	20.3

1	Low income housing tax credits are designed to encourage the provision of rental housing for low income households in the US.
2	The effect of previously unrecognised temporary differences principally relates to the recognition of capital losses.
3	The gains arising from the dilution of HSBC’s interests in associates are not subject to tax, and as such there is a reconciling item which reduces the effective tax rate. See Note 19.

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7	Trading assets

	At	At	At
	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m
Trading assets:
– not subject to repledge or resale by counterparties	319,424	226,650	273,507
– which may be repledged or resold by counterparties	105,221	72,645	54,640

	424,645	299,295	328,147

Treasury and other eligible bills	10,407	12,005	21,759
Debt securities	176,636	146,374	155,447
Equity securities	35,487	23,712	27,149

	222,530	182,091	204,355
Loans and advances to banks	95,710	47,416	52,006
Loans and advances to customers	106,405	69,788	71,786

	424,645	299,295	328,147

The following table provides an analysis of trading securities which are valued at market value and the net gains/ (losses) resulting from trading activities:

	At 30 June 2007		At 30 June 2006		At 31 December 2006

	Fair	Gains/	Fair	Gains/	Fair
	value	(losses)	value	(losses)	value	Gains
	US$m	US$m	US$m	US$m	US$m	US$m

US Treasury and US Government agencies	17,687	41	18,138	76	8,348	15
UK Government	8,980	77	5,000	59	6,176	18
Hong Kong Government	5,773	(6)	7,867	(9)	8,759	13
Other government	67,739	83	61,382	133	70,747	99
Asset-backed securities	13,801	(82)	4,004	(62)	15,781	65
Corporate debt and other securities	73,063	271	61,988	(117)	67,395	90
Equity securities	35,487	(242)	23,712	(32)	27,149	2

	222,530	142	182,091	48	204,355	302

Included within the above figures are debt securities issued by banks and other financial institutions of US$36,012 million (30 June 2006: US$18,993 million; 31 December 2006: US$36,153 million).

The following table analyses trading securities between those listed on a recognised exchange and those that are unlisted:

	Treasury
	and other	Debt	Equity
	eligible bills	securities	securities	Total
	US$m	US$m	US$m	US$m
Fair value at 30 June 2007
Listed on a recognised exchange	39	124,064	33,727	157,830
Unlisted	10,368	52,572	1,760	64,700

	10,407	176,636	35,487	222,530

Fair value at 30 June 2006
Listed on a recognised exchange	242	105,326	21,371	126,939
Unlisted	11,763	41,048	2,341	55,152

	12,005	146,374	23,712	182,091

Fair value at 31 December 2006
Listed on a recognised exchange	1,373	112,403	25,337	139,113
Unlisted	20,386	43,044	1,812	65,242

	21,759	155,447	27,149	204,355

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

The following table summarises HSBC’s trading portfolios by valuation methodology at 30 June 2007:

	Assets		Liabilities

			Trading
	Trading		securities –
	securities	Derivatives	short positions	Derivatives
	%	%	%	%
Fair value based on:
Quoted market prices	81.7	1.4	92.5	1.8
Internal models with significant observable market parameters[1]	18.2	96.8	7.5	96.3
Internal models with significant unobservable market parameters	0.1	1.8	–	1.9

	100.0	100.0	100.0	100.0

1	Including investments valued on the basis of comparable investments.

8	Financial assets designated at fair value

	At	At	At
	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Treasury and other eligible bills	206	80	133
Debt securities	15,832	5,934	9,449
Equity securities	18,319	10,240	10,602

	34,357	16,254	20,184
Loans and advances to banks	356	212	236
Loans and advances to customers	136	389	153

	34,849	16,855	20,573

The following table provides an analysis by type of issuer, excluding loans and advances:

	At	At	At

	30 June	30 June	31 December

	2007	2006	2006

	US$m	US$m	US$m

US Treasury and US Government agencies	116	105	92
UK Government	901	1,265	1,359
Hong Kong Government	210	162	216
Other government	2,910	1,535	2,131
Asset-backed securities	3,486	320	274
Corporate debt and other securities	8,415	2,627	5,510
Equity securities	18,319	10,240	10,602

	34,357	16,254	20,184

Included within the above figures are debt securities issued by banks and other financial institutions of US$8,378 million (30 June 2006: US$2,111 million; 31 December 2006: US$2,438 million).

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The following table analyses securities designated at fair value between those listed on a recognised exchange and those that are unlisted:

	Treasury
	and other	Debt	Equity
	eligible bills	securities	securities	Total
	US$m	US$m	US$m	US$m
Fair value at 30 June 2007
Listed on a recognised exchange	83	7,213	14,307	21,603
Unlisted	123	8,619	4,012	12,754

	206	15,832	18,319	34,357

Fair value at 30 June 2006
Listed on a recognised exchange	80	3,003	8,289	11,372
Unlisted	–	2,931	1,951	4,882

	80	5,934	10,240	16,254

Fair value at 31 December 2006
Listed on a recognised exchange	133	4,939	9,212	14,284
Unlisted	–	4,510	1,390	5,900

	133	9,449	10,602	20,184

9	Derivatives

Fair values of derivatives by product contract type
	Assets			Liabilities

	Trading	Hedging	Total	Trading	Hedging	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2007
Foreign exchange	35,704	2,742	38,446	(33,254)	(300)	(33,554)
Interest rate	81,689	1,956	83,645	(81,455)	(1,254)	(82,709)
Equities	17,017	–	17,017	(16,795)	–	(16,795)
Credit derivatives	9,902	–	9,902	(10,826)	–	(10,826)
Commodity and other	1,028	–	1,028	(1,257)	–	(1,257)

Gross total fair values	145,340	4,698	150,038	(143,587)	(1,554)	(145,141)

Netting			(857)			857

Total			149,181			(144,284)

At 30 June 2006
Foreign exchange	25,684	2,374	28,058	(24,635)	(344)	(24,979)
Interest rate	62,965	1,989	64,954	(64,728)	(1,307)	(66,035)
Equities	9,466	–	9,466	(9,939)	–	(9,939)
Credit derivatives	4,437	–	4,437	(4,587)	–	(4,587)
Commodity and other	2,176	–	2,176	(2,546)	–	(2,546)

Gross total fair values	104,728	4,363	109,091	(106,435)	(1,651)	(108,086)

Netting			(4,426)			4,426

Total			104,665			(103,660)

At 31 December 2006
Foreign exchange	30,648	2,399	33,047	(28,837)	(394)	(29,231)
Interest rate	52,664	1,551	54,215	(52,927)	(1,287)	(54,214)
Equities	10,767	–	10,767	(11,647)	(7)	(11,654)
Credit derivatives	8,237	–	8,237	(8,611)	–	(8,611)
Commodity and other	1,304	–	1,304	(1,636)	–	(1,636)

Gross total fair values	103,620	3,950	107,570	(103,658)	(1,688)	(105,346)

Netting			(3,868)			3,868

Total			103,702			(101,478)

The definition of derivatives, HSBC’s use of derivatives, and the accounting policy and presentation of derivatives are as described in the Annual Report and Accounts 2006.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

Trading derivatives

Contractual amounts of derivatives held for trading purposes by product type

The notional or contractual amounts of these instruments indicate the nominal value of transactions outstanding at the balance sheet date: they do not represent amounts at risk.

	At	At	At
	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Foreign exchange	2,842,549	2,078,054	2,182,005
Interest rate	10,528,816	8,436,016	9,843,601
Equities	270,619	175,896	207,016
Credit derivatives	1,473,509	835,944	1,109,828
Commodity and other	35,826	39,093	30,532

	15,151,319	11,565,003	13,372,982

Derivatives valued using models with unobservable inputs

The amount that has yet to be recognised in the consolidated income statement relating to the difference between the fair value at initial recognition (the transaction price) and the amount that would have arisen had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is as follows:

	At	At	At
	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Unamortised balance at beginning of period	214	252	237
Deferral on new transactions	119	148	135
Recognised in the income statement during the period:
– amortisation	(25)	(44)	(15)
– subsequent to unobservable inputs becoming observable	(64)	(110)	(116)
– maturity or termination	(41)	(16)	(37)
Exchange differences	1	7	10

Unamortised balance at end of period	204	237	214

Hedging instruments

Contractual amounts of derivatives held for hedging purposes by product type

The notional or contractual amounts of these instruments indicate the nominal value of transactions outstanding at the balance sheet date: they do not represent amounts at risk.

	At	At	At
	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m
Cash flow hedges
Foreign exchange	21,034	21,270	21,765
Interest rate	213,889	188,827	201,635

	234,923	210,097	223,400

Fair value hedges
Foreign exchange	2,998	2,332	2,985
Interest rate	27,956	21,681	24,279
Equities	–	–	30

	30,954	24,013	27,294

Fair value hedges

The fair values of outstanding derivatives designated as fair value hedges at 30 June 2007 were assets of US$342 million and liabilities of US$350 million (30 June 2006: assets of US$285 million and liabilities of US$414 million; 31 December 2006: assets of US$201 million and liabilities of US$315 million).

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Gains or losses arising from fair value hedges

		Half-year to

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m
Gains/(losses):
– on hedging instruments	124	259	(251)
– on the hedged items attributable to the hedged risk	(103)	(270)	278

	21	(11)	27

Cash flow hedges

At 30 June 2007, the fair values of outstanding derivatives designated as cash flow hedges were assets of US$4,356 million and liabilities of US$1,204 million (30 June 2006: assets of US$4,078 million and liabilities of US$1,058 million; 31 December 2006: assets of US$3,749 million and liabilities of US$1,364 million).

The gains and losses on ineffective portions of such derivatives are recognised immediately in the income statement. During the period to 30 June 2007, a loss of US$49 million was recognised due to hedge ineffectiveness (first half of 2006: US$46 million; second half of 2006: US$76 million).

Hedges of net investments in foreign operations

At 30 June 2007, the fair values of outstanding financial instruments designated as hedges of net investments in foreign operations were liabilities of US$306 million (30 June 2006: liabilities of US$179 million; 31 December 2006: liabilities of US$254 million).

10	Financial investments

	At	At	At
	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m
Financial investments:
– not subject to repledge or resale by counterparties	223,762	187,438	197,055
– which may be repledged or resold by counterparties	9,239	4,896	7,751

	233,001	192,334	204,806

	At 30 June 2007		At 30 June 2006		At 31 December 2006

	Carrying		Carrying		Carrying
	amount	Fair value	amount	Fair value	amount	Fair value
	US$m	US$m	US$m	US$m	US$m	US$m

Treasury and other eligible bills.	26,077	26,077	23,769	23,769	25,313	25,313
– available-for-sale	26,077	26,077	23,658	23,658	25,268	25,268
– held-to-maturity	–	–	111	111	45	45

Debt securities	197,621	197,563	161,583	161,420	171,196	171,498
– available-for-sale	187,929	187,929	153,168	153,168	161,870	161,870
– held-to-maturity	9,692	9,634	8,415	8,252	9,326	9,628

Equity securities	9,303	9,303	6,982	6,982	8,297	8,297
– available-for-sale	9,303	9,303	6,982	6,982	8,297	8,297

Total financial investments	233,001	232,943	192,334	192,171	204,806	205,108

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

The following table analyses the carrying amount of unrealised gains and losses of financial investments:

		Gross	Gross
		unrealised	unrealised	Fair
	Cost	gains	losses	value
	US$m	US$m	US$m	US$m
At 30 June 2007
US Treasury	8,204	–	(31)	8,173
US Government agencies	5,635	27	(147)	5,515
US Government sponsored entities	14,331	32	(535)	13,828
UK Government	1,508	13	(14)	1,507
Hong Kong Government	2,750	–	(12)	2,738
Other government	48,241	517	(220)	48,538
Asset-backed securities	31,466	2	(10)	31,458
Corporate debt and other securities	112,504	251	(872)	111,883
Equities	6,318	2,992	(7)	9,303

	230,957	3,834	(1,848)	232,943

At 30 June 2006
US Treasury	9,204	–	(64)	9,140
US Government agencies	5,550	32	(190)	5,392
US Government sponsored entities	17,166	23	(583)	16,606
UK Government	8,618	10	(9)	8,619
Hong Kong Government	3,236	–	(28)	3,208
Other government	34,098	146	(178)	34,066
Asset-backed securities	2,185	4	(13)	2,176
Corporate debt and other securities	106,430	272	(720)	105,982
Equities	5,685	1,309	(12)	6,982

	192,172	1,796	(1,797)	192,171

At 31 December 2006
US Treasury	10,219	5	(21)	10,203
US Government agencies	6,004	40	(76)	5,968
US Government sponsored entities	14,010	74	(285)	13,799
UK Government	7,515	10	(23)	7,502
Hong Kong Government	1,085	1	(6)	1,080
Other government	37,828	475	(105)	38,198
Asset-backed securities	26,752	9	(11)	26,750
Corporate debt and other securities	93,217	363	(269)	93,311
Equities	6,295	2,010	(8)	8,297

	202,925	2,987	(804)	205,108

Included within the above figures are debt securities issued by banks and other financial institutions of US$109,523 million (30 June 2006: US$75,882 million; 31 December 2006: US$86,649 million). The fair value of these at 30 June 2007 was US$109,302 million (30 June 2006: US$75,704 million; 31 December 2006: US$86,596 million).

	Treasury	Treasury
	and other	and other	Debt	Debt
	eligible bills	eligible bills	securities	securities
	available-	held-to-	available-	held-to-	Equity
	for-sale	maturity	for-sale	maturity	securities	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Carrying amount at 30 June 2007
Listed on a recognised exchange	1,300	–	84,646	3,397	2,457	91,800
Unlisted	24,777	–	103,283	6,295	6,846	141,201

	26,077	–	187,929	9,692	9,303	233,001

Carrying amount at 30 June 2006
Listed on a recognised exchange	1,088	–	60,589	3,671	3,010	68,358
Unlisted	22,570	111	92,579	4,744	3,972	123,976

	23,658	111	153,168	8,415	6,982	192,334

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	Treasury	Treasury
	and other	and other	Debt	Debt
	eligible bills	eligible bills	securities	securities
	available-	held-to-	available-	held-to-	Equity
	for-sale	maturity	for-sale	maturity	securities	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Carrying amount at 31 December 2006
Listed on a recognised exchange	1,861	45	58,216	3,590	2,937	66,649
Unlisted	23,407	–	103,654	5,736	5,360	138,157

	25,268	45	161,870	9,326	8,297	204,806

The fair value of listed held-to-maturity debt securities at 30 June 2007 was US$3,365 million (30 June 2006: US$3,637 million; 31 December 2006: US$3,663 million).

The maturities of debt securities at carrying value are analysed as follows:

	At	At	At
	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m
Remaining contractual maturities of total debt securities:
1 year or less	72,999	60,236	63,932
5 years or less but over 1 year	59,329	55,558	55,145
10 years or less but over 5 years	14,400	8,513	12,015
over 10 years	50,893	37,276	40,104

	197,621	161,583	171,196

Remaining contractual maturities of debt securities available for sale:
1 year or less	72,455	59,760	63,382
5 years or less but over 1 year	57,561	53,999	53,497
10 years or less but over 5 years	10,937	5,885	8,827
over 10 years	46,976	33,524	36,164

	187,929	153,168	161,870

Remaining contractual maturities of debt securities held to maturity:
1 year or less	544	476	550
5 years or less but over 1 year	1,768	1,559	1,648
10 years or less but over 5 years	3,463	2,628	3,188
over 10 years	3,917	3,752	3,940

	9,692	8,415	9,326

11	Non-current assets held for sale

On 31 May 2007, HSBC entered into a contract for the sale and leaseback of the property and long leasehold land comprising 8 Canada Square, London to Metrovacesa, S.A. (‘Metrovacesa’) for £1,090 million (US$2,154 million). Under the terms of this arrangement, HSBC has leased the building back from Metrovacesa for a period of 20 years at an annual rent of £43.5 million (US$86 million), with annual upward-only rent reviews linked to the Retail Price Index (all items) and subject to an annual maximum and minimum increase of 6 per cent and 2.5 per cent respectively. In the normal course of business, HSBC has provided finance to Metrovacesa in respect of the debt element of this transaction at arm’s length market rates in the form of a 7-month bridging loan of £810 million (US$1,601 million), secured by a charge on the property. The equity portion of £280 million (US$553 million) was settled in cash by Metrovacesa on 31 May 2007.

The sale has not been recognised in the financial statements at 30 June 2007 because HSBC has retained a significant interest by virtue of the loan provided to part-finance the purchase of the building. Accordingly, 8 Canada Square is presented within ‘Other assets’ as a non-current asset held for sale. The equity portion received from Metrovacesa is presented on the balance sheet as deferred income. It is expected that the sale will be recognised by HSBC when the bridging loan is repaid.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

12	Trading liabilities

	At	At	At
	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Deposits by banks	53,006	38,256	32,040
Customer accounts	123,674	89,284	89,166
Debt securities in issue	40,953	28,639	34,115
Other liabilities – net short positions	95,560	71,937	71,287

	313,193	228,116	226,608

13	Financial liabilities designated at fair value

	At	At	At
	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Deposits by banks and customer accounts	771	264	577
Liabilities to customers under investment contracts	14,521	11,904	13,278
Debt securities in issue	37,498	29,695	33,167
Subordinated liabilities	18,575	17,982	18,503
Preference shares	4,601	4,509	4,686

	75,966	64,354	70,211

14	Maturity analysis of assets and liabilities

The following is an analysis, by remaining contractual maturities at the balance sheet date, of asset and liability line items that represent amounts expected to be recovered or settled within one year, and after one year.

Trading assets and liabilities are excluded because they are not held for collection or settlement over the period of contractual maturity.

	At 30 June 2007

	Due within	Due after
	one year	one year	Total
	US$m	US$m	US$m
Assets
Financial assets designated at fair value	4,374	30,475	34,849
Loans and advances to banks[1]	208,552	6,093	214,645
Loans and advances to customers	411,359	516,742	928,101
Financial investments	97,538	135,463	233,001
Other financial assets	21,221	5,490	26,711

	743,044	694,263	1,437,307

Liabilities
Deposits by banks	117,183	11,590	128,773
Customer accounts	950,665	30,167	980,832
Financial liabilities designated at fair value	810	75,156	75,966
Debt securities in issue	117,530	111,709	229,239
Other financial liabilities	29,951	8,322	38,273
Subordinated liabilities	95	23,409	23,504

	1,216,234	260,353	1,476,587

For footnote, see page 149.

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	At 30 June 2006

	Due within	Due after
	one year	one year	Total
	US$m	US$m	US$m
Assets
Financial assets designated at fair value	1,479	15,376	16,855
Loans and advances to banks[1]	157,247	5,235	162,482
Loans and advances to customers	339,403	474,806	814,209
Financial investments	84,714	107,620	192,334
Other financial assets	15,850	4,206	20,056

	598,693	607,243	1,205,936

Liabilities
Deposits by banks	74,047	9,092	83,139
Customer accounts	808,267	25,475	833,742
Financial liabilities designated at fair value	8,768	55,586	64,354
Debt securities in issue	108,232	101,077	209,309
Other financial liabilities	8,651	2,883	11,534
Subordinated liabilities	321	20,083	20,404

	1,008,286	214,196	1,222,482

	At 31 December 2006

	Due within	Due after
	one year	one year	Total
	US$m	US$m	US$m
Assets
Financial assets designated at fair value	3,735	16,838	20,573
Loans and advances to banks[1]	179,240	5,965	185,205
Loans and advances to customers	360,191	507,942	868,133
Financial investments	87,848	116,958	204,806
Other financial assets	20,833	6,422	27,255

	651,847	654,125	1,305,972

Liabilities
Deposits by banks	89,043	10,651	99,694
Customer accounts	871,881	24,953	896,834
Financial liabilities designated at fair value	1,410	68,801	70,211
Debt securities in issue	111,622	118,703	230,325
Other financial liabilities	25,938	2,197	28,135
Subordinated liabilities	326	22,346	22,672

	1,100,220	247,651	1,347,871

1	Loans and advances to banks include US$176,594 million (30 June 2006: US$122,745 million; 31 December 2006: US$147,512 million) which is repayable on demand or at short notice.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

15	Equity

	Half-year to 30 June 2007

					Other reserves

					Available-			Share-			Total
	Called up				for-sale	Cash flow	Foreign	based			share-
	share	Share		Retained	fair value	hedging	exchange	payment	Merger		holders’	Minority	Total
	capital	premium	[1]	earnings [2]	reserve	reserve	reserve	reserve	reserve	[3]	equity	interests	equity
	US$m	US$m		US$m	US$m	US$m	US$m	US$m	US$m		US$m	US$m	US$m

At 1 January	5,786	7,789		65,397	2,005	(101)	4,307	2,111	21,058		108,352	6,576	114,928
Shares issued under employee share plans	4	114		–	–	–	–	–	–		118	–	118
Shares issued in lieu of dividends and amounts arising thereon[1]	67	(69)		2,828	–	–	–	–	–		2,826	–	2,826
Profit for the period	–	–		10,895	–	–	–	–	–		10,895	619	11,514
Dividends to shareholders	–	–		(6,192)	–	–	–	–	–		(6,192)	(474)	(6,666)
Own shares adjustment	–	–		(587)	–	–	–	–	–		(587)	–	(587)
Share of changes in the equity of associates and joint ventures recognised directly in equity	–	–		186	–	–	–	–	–		186	–	186
Actuarial gains on defined benefit plans	–	–		2,004	–	–	–	–	–		2,004	24	2,028
Exchange differences	–	–		1,964	231	(9)	13	14	–		2,213	80	2,293
Fair value gains taken to equity	–	–		–	1,055	402	–	–	–		1,457	100	1,557
Amounts transferred to the income statement	–	–		–	(775)	(576)	–	–	–		(1,351)	–	(1,351)
Exercise of HSBC share awards	–	–		477	–	–	–	(443)	–		34	–	34
Charge to the income statement in respect of equity settled share-based payments	–	–		–	–	–	–	413	–		413	–	413
Other movements	–	–		(119)	(12)	(2)	–	(1)	–		(134)	(113)	(247)
Tax on items taken directly to or transferred from equity	–	–		(638)	130	54	–	–	–		(454)	(1)	(455)
Transfers	–	–		(1,964)	(231)	9	2,200	(14)	–		–	–	–
Net decrease in minority interests arising on acquisitions, disposals and capital issuance	–	–		–	–	–	–	–	–		–	(100)	(100)

At 30 June	5,857	7,834		74,251	2,403	(223)	6,520	2,080	21,058		119,780	6,711	126,491

1	Share premium includes the deduction of US$2 million issue costs incurred during the period.
2	Retained earnings include US$2,400 million of own shares held within HSBC’s insurance business, its retirement funds for the benefit of policyholders or beneficiaries within employee trusts, for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets.
3	Statutory share premium relief under Section 131 of the Companies Act 1985 was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC France in 2000 and HSBC Finance Corporation in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated accounts the fair value difference of US$8,290 million in respect of HSBC France and US$12,768 million in respect of HSBC Finance Corporation is reported as a merger reserve.

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	Half-year to 30 June 2006

					Other reserves

					Available-			Share-			Total
	Called up				for-sale	Cash flow	Foreign	based			share-
	share	Share		Retained	fair value	hedging	exchange	payment	Merger		holders’	Minority	Total
	capital	premium	[1]	earnings [2]	reserve	reserve	reserve	reserve	reserve	[3]	equity	interests	equity
	US$m	US$m		US$m	US$m	US$m	US$m	US$m	US$m		US$m	US$m	US$m

At 1 January	5,667	6,896		56,223	1,104	233	(284)	1,535	21,058		92,432	5,794	98,226
Shares issued under employee share plans	16	398		–	–	–	–	–	–		414	–	414
Shares issued in lieu of dividends and amounts arising thereon[1]	58	(58)		1,790	–	–	–	–	–		1,790	–	1,790
Profit for the period	–	–		8,729	–	–	–	–	–		8,729	516	9,245
Dividends to shareholders	–	–		(5,270)	–	–	–	–	–		(5,270)	(459)	(5,729)
Own shares adjustment	–	–		(670)	–	–	–	–	–		(670)	–	(670)
Share of changes in the equity of associates and joint ventures recognised directly in equity	–	–		(44)	–	–	–	–	–		(44)	–	(44)
Actuarial gains on defined benefit plans	–	–		1,477	–	–	–	–	–		1,477	–	1,477
Exchange differences	–	–		2,615	56	(2)	443	8	–		3,120	83	3,203
Fair value gains/(losses) taken to equity	–	–		–	(482)	153	–	–	–		(329)	–	(329)
Amounts transferred to the income statement	–	–		–	(283)	(180)	–	–	–		(463)	(33)	(496)
Exercise of HSBC share awards	–	–		306	–	–	–	(258)	–		48	–	48
Charge to the income statement in respect of equity settled share-based payments	–	–		–	–	–	–	408	–		408	–	408
Other movements	–	–		(111)	(20)	58	–	10	–		(63)	(189)	(252)
Tax on items taken directly to or transferred from equity	–	–		(514)	295	21	–	–	–		(198)	2	(196)
Transfers	–	–		(2,521)	(30)	2	2,677	(128)	–		–	–	–
Net increase in minority interests arising on acquisitions, disposals and capital issuance	–	–		–	–	–	–	–	–		–	275	275

At 30 June	5,741	7,236		62,010	640	285	2,836	1,575	21,058		101,381	5,989	107,370

1	Share premium includes the deduction of US$1 million issue costs incurred during the period.
2	Retained earnings include US$2,269 million of own shares held within HSBC’s insurance business, its retirement funds for the benefit of policyholders or beneficiaries within employee trusts, for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets.
3	Statutory share premium relief under Section 131 of the Companies Act 1985 was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC France in 2000 and HSBC Finance Corporation in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated accounts the fair value difference of US$8,290 million in respect of HSBC France and US$12,768 million in respect of HSBC Finance Corporation is reported as a merger reserve.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

					Half-year to 31 December 2006

				Other reserves

				Available-			Share-		Total
	Called up			for-sale	Cash flow	Foreign	based		share-
	share	Share	Retained	fair value	hedging	exchange	payment	Merger	holders’	Minority	Total
	capital	premium[1]	earnings[2]	reserve	reserve	reserve	reserve	reserve[3]	equity	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 1 July	5,741	7,236	62,010	640	285	2,836	1,575	21,058	101,381	5,989	107,370
Shares issued under employee share plans	24	577	–	–	–	–	–	–	601	–	601
Shares issued in lieu of dividends and amounts arising thereon[1]	21	(24)	738	–	–	–	–	–	735	–	735
Profit for the period	–	–	7,060	–	–	–	–	–	7,060	566	7,626
Dividends to shareholders	–	–	(3,499)	–	–	–	–	–	(3,499)	(326)	(3,825)
Own shares adjustment	–	–	141	–	–	–	–	–	141	–	141
Share of changes in the equity of associates and joint ventures recognised directly in equity	–	–	64	–	–	–	–	–	64	–	64
Actuarial losses on defined benefit plans	–	–	(1,569)	–	–	–	–	–	(1,569)	14	(1,555)
Exchange differences	–	–	1,831	33	(6)	(417)	30	–	1,471	1	1,472
Fair value gains taken to equity	–	–	–	1,996	1,407	–	–	–	3,403	62	3,465
Amounts transferred to the income statement	–	–	–	(318)	(2,039)	–	–	–	(2,357)	11	(2,346)
Exercise of HSBC share awards	–	–	378	–	–	–	(365)	–	13	–	13
Charge to the income statement in respect of equity settled share-based payments	–	–	–	–	–	–	446	–	446	–	446
Other movements	–	–	9	11	(56)	–	335	–	299	86	385
Tax on items taken directly to or transferred from equity	–	–	159	(298)	302	–	–	–	163	(11)	152
Transfers	–	–	(1,925)	(59)	6	1,888	90	–	–	–	–
Net increase in minority interests arising on acquisitions, disposals and capital issuance	–	–	–	–	–	–	–	–	–	184	184

At 31 December	5,786	7,789	65,397	2,005	(101)	4,307	2,111	21,058	108,352	6,576	114,928

1	Share premium includes the deduction of US$2 million issue costs incurred during the period.
2	Retained earnings include US$2,107 million of own shares held within HSBC’s insurance business, its retirement funds for the benefit of policyholders or beneficiaries within employee trusts, for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets.
3	Statutory share premium relief under Section 131 of the Companies Act 1985 was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC France in 2000 and HSBC Finance Corporation in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated accounts the fair value difference of US$8,290 million in respect of HSBC France and US$12,768 million in respect of HSBC Finance Corporation is reported as a merger reserve.

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16	Notes on the cash flow statement

			Half-year to

		30 June	30 June	31 December
		2007	2006	2006
		US$m	US$m	US$m

(a)	Non-cash items included in profit before tax

	Depreciation and amortisation	1,184	1,085	1,443
	Revaluation of investment properties	(48)	(80)	(84)
	Share-based payment expense	413	408	446
	Loan impairment losses gross of recoveries	6,635	4,233	7,098
	Provisions for liabilities and charges	282	187	311
	Impairment of financial investments	18	1	20
	Charge for post-employment defined benefit plans	342	292	372
	Accretion of discounts and amortisation of premiums	(392)	(445)	(331)

		8,434	5,681	9,275

(b)	Change in operating assets

	Change in prepayments and accrued income	(2,280)	(1,812)	(666)
	Change in net trading securities and net derivatives	10,487	(7,879)	(5,741)
	Change in loans and advances to banks	(357)	(14,273)	2,768
	Change in loans and advances to customers	(66,739)	(78,147)	(54,840)
	Change in financial assets designated at fair value	(5,872)	(1,809)	(3,074)
	Change in other assets	(924)	(2,293)	(5,503)

		(65,685)	(106,213)	(67,056)

(c)	Change in operating liabilities

	Change in accruals and deferred income	547	(116)	3,665
	Change in deposits by banks	29,661	13,514	14,864
	Change in customer accounts	84,496	93,490	56,359
	Change in debt securities in issue	(1,086)	21,236	21,017
	Change in financial liabilities designated at fair value	5,755	2,525	5,857
	Change in other liabilities	3,875	5,535	(568)

		123,248	136,184	101,194

(d)	Cash and cash equivalents comprise

	Cash and balances at central banks	16,651	24,343	12,732
	Items in the course of collection from other banks	23,152	12,425	14,144
	Loans and advances to banks of one month or less	220,136	122,745	162,998
	Treasury bills, other bills and certificates of deposit less than three months	32,684	28,645	38,237
	Less: items in the course of transmission to other banks	(20,339)	(9,532)	(12,625)

		272,284	178,626	215,486

Total interest paid by HSBC during the half-year was US$31,002 million (first half of 2006: US$21,457 million; second half of 2006: US$26,337 million). Total interest received by HSBC during the half-year was US$47,423 million (first half of 2006: US$39,611 million; second half of 2006: US$45,532 million). Total dividends received by HSBC during the half-year were US$1,426 million (first half of 2006: US$843 million; second half of 2006: US$682 million).

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

17	Contingent liabilities, contractual commitments and financial guarantee contracts

	At	At	At
	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Contingent liabilities and financial guarantee contracts
Guarantees and irrevocable letters of credit pledged as collateral security[1]:
– 1 year and under	37,142	41,455	42,427
– over 1 year	34,109	36,222	34,983
Other contingent liabilities	297	228	330

	71,548	77,905	77,740

Commitments
Documentary credits and short-term trade-related transactions	11,827	10,105	9,659
Forward asset purchases and forward forward deposits placed	734	3,124	2,077
Undrawn note issuing and revolving underwriting facilities	37	370	213
Undrawn formal standby facilities, credit lines and other commitments to lend:
– 1 year and under	621,158	548,375	584,167
– over 1 year	130,214	110,032	118,514

	763,970	672,006	714,630

1	Including financial guarantee contracts.

The above table discloses the nominal principal amounts of third party off-balance sheet transactions, the amounts relating to other contingent liabilities and the nominal principal amounts relating to financial guarantee contracts.

Contingent liabilities and commitments are mainly credit-related instruments which include non-financial guarantees and commitments to extend credit. Contractual amounts represent the amounts at risk should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

18	Segmental analysis

Net operating income and profit before tax is presented below by geography, HSBC’s primary basis of segmental reporting.

Net operating income

			Rest of			Intra-
		Hong	Asia-	North	Latin	HSBC
	Europe	Kong	Pacific	America[1]	America[1]	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Half-year to:
30 June 2007	11,934	4,982	4,912	7,660	3,511	(852)	32,147
30 June 2006	10,389	4,148	2,880	8,684	2,811	(617)	28,295
31 December 2006	10,528	4,284	3,330	6,147	3,086	(877)	26,498

Profit before tax
			Rest of			Intra-
		Hong	Asia-	North	Latin	HSBC
	Europe	Kong	Pacific	America[1]	America[1]	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Half-year to:
30 June 2007	4,050	3,330	3,344	2,435	1,000	–	14,159
30 June 2006	3,600	2,654	1,657	3,741	865	–	12,517
31 December 2006	3,374	2,528	1,870	927	870	–	9,569

1	In 2006, Mexico and Panama were reclassified from the North America segment to the Latin America segment. Comparative information has been restated accordingly.

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19	Gains from dilution of interests in associates

During the first half of 2007, three of HSBC’s associates, Industrial Bank, Ping An Insurance and Bank of Communications, issued new shares. HSBC did not subscribe for any of the shares issued under these offers and, as a result, its interests in the associates’ equity decreased from 15.98 per cent to 12.78 per cent, from 19.90 per cent to 16.78 per cent and from 19.90 per cent to 18.60 per cent, respectively.

The assets of each associate substantially increased as a result of the new share issues and, as a consequence, the transactions resulted in an increase of US$1,076 million in HSBC’s share of the associates’ underlying net assets, notwithstanding the reduction in the Group’s interests. This increase represents gains from dilution of the Group’s interests in the associates, and is presented in the income statement.

The dilution of the interests does not affect the classification of the Group’s investments as ‘investments in associates’.

The gains resulting from the dilution of HSBC’s interests in the associates were US$187 million, US$485 million and US$404 million in respect of Industrial Bank, Ping An Insurance and Bank of Communications, respectively. The gain relating to Industrial Bank includes a minority interest gain of US$71 million.

20	Litigation

On 27 July 2007, the UK Office of Fair Trading issued High Court legal proceedings against a number of UK financial institutions, including HSBC Bank plc, to determine the legal status and enforceability of certain of the charges applied to their personal customers in relation to unauthorised overdrafts (the ‘Charges’). The proceedings were commenced with the agreement of all parties concerned. Proceedings are at a very early stage, and may (if appeals are pursued) take a number of years to conclude. A range of outcomes is possible, depending upon the Court’s assessment of each Charge across the period under review. HSBC Bank plc considers the Charges to be and to have been valid and enforceable, and intends strongly to defend its position. It is impossible at this stage to predict accurately the outcome of the litigation or whether the proceedings will have any financial impact and, if so, the size of that impact but on the basis of facts currently available and the advice received the financial impact on HSBC is not considered to be material.

HSBC is party to legal actions in a number of jurisdictions including the UK, Hong Kong and the US, arising out of its normal business operations. HSBC considers that none of the actions is regarded as material, and none is expected to result in a significant adverse effect on the financial position of HSBC, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of such litigation. HSBC has not disclosed any contingent liability associated with these legal actions in aggregate because it is not practicable to do so.

21	Interim Report 2007 and statutory accounts

The information in this Interim Report 2007 is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (‘the Act’). The Interim Report 2007 was approved by the Board of Directors on 30 July 2007. The statutory accounts for the year ended 31 December 2006 have been delivered to the Registrar of Companies in England and Wales in accordance with section 242 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

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H S B C  H O L D I N G S  P L C

Additional Information

1	Directors’ interests

According to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors of HSBC Holdings at 30 June 2007 had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC and its associates:

HSBC Holdings ordinary shares of US$0.50

		At 30 June 2007

							Jointly		Percentage
	At		Child				with		of ordinary
	1 January	Beneficial	under 18	Controlled			another	Total	shares
	2007	owner	or spouse	corporation	Trustee		person	interests[l]	in issue

J D Coombe	39,799	12,295	–	–	33,799	[2]	–	46,094	0.00
Baroness Dunn	176,525	152,126	–	–	28,650	[2]	–	180,776	0.00
D J Flint	104,947	79,269	–	–	28,767	[3]	–	108,036	0.00
W K L Fung	328,000	328,000	–	–	–		–	328,000	0.00
M F Geoghegan	113,525	380,973	–	–	–		–	380,973	0.00
S K Green	401,796	482,377	–	–	–		45,355	527,732	0.00
J W J Hughes-Hallett	1,668,986	–	–	–	1,288,007	[2]	–	1,288,007	0.01
Sir Brian Moffat	12,149	–	–	–	–		17,498	17,498	0.00
Sir Mark Moody-Stuart	10,840	5,000	840	–	5,000	[2]	–	10,840	0.00
S W Newton	5,631	5,793	–	50,000	–		–	55,793	0.00
S M Robertson	38,976	5,218	–	–	–		–	5,218	0.00
Sir Brian Williamson	17,281	22,778	–	–	–		–	22,778	0.00

1	Details of executive Directors’ other interests in HSBC Holdings ordinary shares of US$0.50 arising from the HSBC Holdings Savings-Related Share Option Plan, the HSBC Holdings Restricted Share Plan 2000 and The HSBC Share Plan are set out on the following pages. At 30 June 2007, the aggregate interests under the Securities and Futures Ordinance of Hong Kong of D J Flint, M F Geoghegan and S K Green in HSBC Holdings ordinary shares of US$0.50 (each of which represents less than 0.02 per cent of the shares in issue), including interests arising through employee share plans were: D J Flint – 861,065; M F Geoghegan – 1,484,304; and S K Green – 1,680,133.
2	Non-beneficial.
3	Non-beneficial interest in 9,589 HSBC Holdings ordinary shares of US$0.50.

M F Geoghegan has an interest as beneficial owner in 280,000 ordinary shares of HK$5.00 each in Hang Seng Bank Limited (representing less than 0.02 per cent of the shares in issue), which he acquired during the period. S K Green has an interest as beneficial owner in €75,000 of HSBC Holdings plc 5½ per cent Subordinated Notes 2009, which he held throughout the period.

As Directors of HSBC France, S K Green and M F Geoghegan each have an interest as beneficial owner in one share of €5 in that company (representing less than 0.01 per cent of the shares in issue), which they held throughout the period. The Directors have waived their rights to receive dividends on these shares and have undertaken to transfer these shares to HSBC on ceasing to be Directors of HSBC France.

As a Director of HSBC Private Banking Holdings (Suisse) SA, S K Green has an interest as beneficial owner in one share of CHF1,000 in that company (representing less than 0.01 per cent of the shares in issue), which he held throughout the period. S K Green has waived his rights to receive dividends on the share and has undertaken to transfer the share to HSBC on ceasing to be a Director of HSBC Private Banking Holdings (Suisse) SA.

HSBC Holdings Savings-Related Share Option Plan
HSBC Holdings ordinary shares of US$0.50

					Options	Options	Options
					held at	awarded	held at
	Date of	Exercise	Exercisable	Exercisable	1 January	during	30 June
	award	price (£)	from[1]	until	2007	period	2007

D J Flint	2 May 2002	6.3224	1 Aug 2007	31 Jan 2008	2,617	–	2,617
	25 Apr 2007	7.0872	1 Aug 2012	31 Jan 2013	–	2,310	2,310

S K Green	23 Apr 2003	5.3496	1 Aug 2008	31 Jan 2009	3,070	–	3,070

The options were awarded for nil consideration and are exercisable at a 20 per cent discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date. The market value of the ordinary shares at 30 June 2007 was £9.15. The highest and lowest market values during the period were £9.555 and £8.80. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date. Under the Securities and Futures Ordinance of Hong Kong, the options are categorised as unlisted physically settled equity derivatives.

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.

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H S B C  H O L D I N G S  P L C

Additional Information (continued)

HSBC Holdings Restricted Share Plan 2000
HSBC Holdings ordinary shares of US$0.50

		Year in	Awards	Awards		Monetary	Awards
		which	held at	vested		value of	held at
	Date of	awards	1 January	during		awards vested	30 June
	award	may vest	2007	period[1]		during period	2007[1]
						£000

D J Flint	8 Mar 2002	2007	90,176	90,987	[2]	830	–
	5 Mar 2003	2008	129,917	–		–	133,653
	4 Mar 2004	2009	136,357	–		–	–	[3]
M F Geoghegan	8 Mar 2002	2007	45,089	45,449	[2]	414	–
	5 Mar 2003	2008	60,630	–		–	62,373
	4 Mar 2004	2009	102,268	–		–	–	[3]
S K Green	8 Mar 2002	2007	112,720	113,621	[2]	1,036	–
	5 Mar 2003	2008	129,917	–		–	133,653
	4 Mar 2004	2009	187,490	–		–	–	[3]

Vesting of these awards is subject to the performance conditions described on page 289 of the Annual Report and Accounts 2006. Under the Securities and Futures Ordinance of Hong Kong, interests held through the HSBC Holdings Restricted Share Plan 2000 are categorised as the interests of a beneficiary of a trust.

1	Includes additional shares arising from scrip dividends.
2	The performance conditions have been met and the shares have vested. At the date of vesting, 8 March 2007, the market value per share was £9.12. At the date of the award, 8 March 2002, the market value per share was £8.34.
3	The performance conditions for awards made in 2004 were not met and, under the rules of the Plan, the awards held by D J Flint (137,447 shares), M F Geoghegan (103,086 shares) and S K Green (188,990 shares) were forfeited on 4 April 2007.

The HSBC Share Plan
HSBC Holdings ordinary shares of US$0.50

		Year in	Awards	Awards	Monetary	Awards
		which	held at	made	value of	held at
	Date of	awards	1 January	during	awards made	30 June
	award	may vest	2007	period[1]	during period	2007[2]
					£000
D J Flint	27 May 2005	2008	185,821	–	–	191,165
	6 Mar 2006	2009	167,220	–	–	172,028
	5 Mar 2007	2010	–	246,185	2,200	251,256
M F Geoghegan	27 May 2005	2008	247,761	–	–	254,886
	6 Mar 2006	2009	209,025	–	–	215,036
	5 Mar 2007	2010	–	559,513	5,000	571,036
S K Green	27 May 2005	2008	309,701	–	–	318,607
	6 Mar 2006	2009	261,280	–	–	268,794
	5 Mar 2007	2010	–	419,635	3,750	428,277

Vesting of these awards is subject to the performance conditions described on pages 281-283 of the Annual Report and Accounts 2006. Under the Securities and Futures Ordinance of Hong Kong, interests held through The HSBC Share Plan are categorised as the interests of a beneficiary of a trust.

1	At the date of the award, 5 March 2007, the market value per share was £8.96. The shares acquired by the Trustee of the Plan were purchased at an average price of £8.936358.
2	Includes additional shares arising from scrip dividends.

No Directors held any short position as defined in the Securities and Futures Ordinance of Hong Kong in the shares and loan capital of HSBC and its associated corporations. Save as stated above, none of the Directors had an interest in any shares or debentures of HSBC or any associated corporation at the beginning or at the end of the period, and none of the Directors or members of their immediate family was awarded or exercised any right to subscribe for any shares or debentures in any HSBC corporation during the period.

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Since the end of the period, the interests of each of the following Directors have increased by the number of HSBC Holdings ordinary shares shown against their name:

	Beneficial		Controlled				Jointly with		Beneficiary
	owner		corporation		Trustee		another person		of a trust

J D Coombe	113	[1]	–		–		–		–
Baroness Dunn	1,401	[1]	–		–		–		–
D J Flint	729	[2]	–		265	[1]	–		6,897	[3]
M F Geoghegan	2,046	[1]	–		–		–		10,172	[3]
S K Green	4,288	[4]	–		–		–		10,596	[3]
Sir Brian Moffat	–		–		–		115	[1]	–
S W Newton	54	[1]	461	[1]	–		–		–
S M Robertson	48	[1]	–		–		–		–
Sir Brian Williamson	164	[1]	–		–		–		–

1	Scrip dividend.
2	Comprises scrip dividend on shares held as beneficial owner (674 shares), the automatic reinvestment of dividend income by an Individual Savings Account or Personal Equity Plan manager (45 shares) and the automatic reinvestment of dividend income on shares held in the HSBC Holdings UK Share Ownership Plan (10 shares).
3	Scrip dividend on awards held under the HSBC Holdings Restricted Share Plan 2000 and The HSBC Share Plan.
4	Comprises scrip dividend on shares held as beneficial owner (4,278 shares) and the automatic reinvestment of dividend income on shares held in the HSBC Holdings UK Share Ownership Plan (10 shares).

2	Employee share plans

To help align the interests of employees with those of shareholders, share options are granted under all-employee share plans and discretionary awards of Performance Shares and Restricted Shares made under The HSBC Share Plan. There have been no awards of discretionary options since 30 September 2005. The following are particulars of outstanding employee share options, including those held by employees working under employment contracts that are regarded as ‘continuous contracts’ for the purposes of the Hong Kong Employment Ordinance. The options were granted at nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled during the period. The options which were awarded, exercised or lapsed during the period are detailed in the tables below. Particulars of options held by Directors of HSBC Holdings are set out on page 157.

All-employee share plans

The exercise period of the options awarded under all-employee share plans may be advanced to an earlier date in certain circumstances, for example on retirement and may be extended in certain circumstances, for example on the death of a participant the executors may exercise the option up to six months beyond the normal exercise period. The closing price per HSBC Holdings ordinary share on 24 April 2007, the day before options were awarded in 2007, was £9.21. The options are exercisable at a 20 per cent discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date, unless otherwise indicated.

HSBC Holdings Savings-Related Share Option Plan
HSBC Holdings ordinary shares of US$0.50

					Options	Options	Options
				Options at	awarded	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	during	30 June
award	price (£)	from	until	2007	period	period[1]	period	2007

11 Apr 2001	6.7536	1 Aug 2006	31 Jan 2007	59,421	–	44,048	15,124	249
2 May 2002	6.3224	1 Aug 2007	31 Jan 2008	3,552,436	–	36,797	57,905	3,457,734
23 Apr 2003	5.3496	1 Aug 2006	31 Jan 2007	177,912	–	128,294	42,809	6,809
23 Apr 2003	5.3496	1 Aug 2008	31 Jan 2009	11,001,155	–	90,864	216,276	10,694,015
21 Apr 2004	6.4720	1 Aug 2007	31 Jan 2008	3,110,196	–	44,841	105,559	2,959,796
21 Apr 2004	6.4720	1 Aug 2009	31 Jan 2010	5,295,786	–	23,859	169,512	5,102,415
24 May 2005	6.6792	1 Aug 2008	31 Jan 2009	3,959,600	–	27,397	199,969	3,732,234
24 May 2005	6.6792	1 Aug 2010	31 Jan 2011	5,329,930	–	14,854	192,010	5,123,066
26 Apr 2006	7.6736	1 Aug 2009	31 Jan 2010	4,653,146	–	10,586	544,480	4,098,080
26 Apr 2006	7.6736	1 Aug 2011	31 Jan 2012	3,550,685	–	2,631	341,542	3,206,512
25 Apr 2007	7.0872	1 Aug 2010	31 Jan 2011	–	6,166,897	–	32,103	6,134,794
25 Apr 2007	7.0872	1 Aug 2012	31 Jan 2013	–	4,228,735	–	18,678	4,210,057

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.29.

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H S B C  H O L D I N G S  P L C

Additional Information (continued)

The fair value of options granted in the period under the Plan was £42 million.

HSBC Holdings Savings-Related Share Option Plan: International
HSBC Holdings ordinary shares of US$0.50

						Options	Options		Options
					Options at	awarded	exercised		lapsed	Options at
Date of	Exercise		Exercisable	Exercisable	1 January	during	during		during	30 June
award	price		from	until	2007	period	period	[1]	period	2007
	(£)

11 Apr 2001	6.7536		1 Aug 2006	31 Jan 2007	40,853	–	11,473		9,458	19,922
2 May 2002	6.3224		1 Aug 2007	31 Jan 2008	1,063,521	–	4,388		136,262	922,871
23 Apr 2003	5.3496		1 Aug 2008	31 Jan 2009	10,488	–	–		–	10,488
8 May 2003	5.3496		1 Aug 2006	31 Jan 2007	310,378	–	120,785		104,531	85,062
8 May 2003	5.3496		1 Aug 2008	31 Jan 2009	5,827,034	–	56,120		563,306	5,207,608
21 Apr 2004	6.4720		1 Aug 2007	31 Jan 2008	47,070	–	–		–	47,070
21 Apr 2004	6.4720		1 Aug 2009	31 Jan 2010	12,365	–	–		–	12,365
10 May 2004	6.4720		1 Aug 2007	31 Jan 2008	8,613,295	–	53,040		732,119	7,828,136
10 May 2004	6.4720		1 Aug 2009	31 Jan 2010	2,953,476	–	17,328		271,916	2,664,232
24 May 2005	6.6792		1 Aug 2008	31 Jan 2009	10,956,064	–	63,018		865,412	10,027,634
24 May 2005	6.6792		1 Aug 2010	31 Jan 2011	3,743,916	–	11,318		200,707	3,531,891
26 Apr 2006	7.6736		1 Aug 2007	31 Oct 2007	860,609	–	822		40,306	819,481
26 Apr 2006	7.6736		1 Aug 2009	31 Jan 2010	2,324,779	–	1,359		157,850	2,165,570
26 Apr 2006	7.6736		1 Aug 2011	31 Jan 2012	518,112	–	–		24,419	493,693
25 Apr 2007	7.0872		1 Aug 2008	31 Oct 2008	–	1,647,064	–		2,161	1,644,903
25 Apr 2007	7.0872		1 Aug 2010	31 Jan 2011	–	3,573,175	–		6,543	3,566,632
25 Apr 2007	7.0872		1 Aug 2012	31 Jan 2013	–	1,019,913	–		3,143	1,016,770

	(US$)
26 Apr 2006	14.1621	[2]	1 Aug 2007	31 Oct 2007	591,818	–	–		73,026	518,792
26 Apr 2006	13.3290		1 Aug 2007	31 Oct 2007	112,660	–	1,605		6,422	104,633
26 Apr 2006	13.3290		1 Aug 2009	31 Jan 2010	1,749,146	–	1,294		144,024	1,603,828
26 Apr 2006	13.3290		1 Aug 2011	31 Jan 2012	478,476	–	469		50,125	427,882
25 Apr 2007	14.7478	[2]	1 Aug 2008	31 Oct 2008	–	729,015	–		81	728,934
25 Apr 2007	13.8803		1 Aug 2008	31 Oct 2008	–	347,176	–		–	347,176
25 Apr 2007	13.8803		1 Aug 2010	31 Jan 2011	–	2,817,545	–		670	2,816,875
25 Apr 2007	13.8803		1 Aug 2012	31 Jan 2013	–	804,104	–		–	804,104

	(€)
26 Apr 2006	11.0062		1 Aug 2007	31 Oct 2007	42,046	–	–		1,889	40,157
26 Apr 2006	11.0062		1 Aug 2009	31 Jan 2010	188,857	–	–		5,133	183,724
26 Apr 2006	11.0062		1 Aug 2011	31 Jan 2012	39,570	–	–		449	39,121
25 Apr 2007	10.4217		1 Aug 2008	31 Oct 2008	–	128,427	–		–	128,427
25 Apr 2007	10.4217		1 Aug 2010	31 Jan 2011	–	376,440	–		–	376,440
25 Apr 2007	10.4217		1 Aug 2012	31 Jan 2013	–	128,871	–		–	128,871

	(HK$)
26 Apr 2006	103.4401		1 Aug 2007	31 Oct 2007	1,295,846	–	10,660		76,049	1,209,137
26 Apr 2006	103.4401		1 Aug 2009	31 Jan 2010	4,255,761	–	10,954		145,302	4,099,505
26 Apr 2006	103.4401		1 Aug 2011	31 Jan 2012	1,110,391	–	1,077		40,362	1,068,952
25 Apr 2007	108.4483		1 Aug 2008	31 Oct 2008	–	2,225,766	–		1,436	2,224,330
25 Apr 2007	108.4483		1 Aug 2010	31 Jan 2011	–	4,561,313	–		–	4,561,313
25 Apr 2007	108.4483		1 Aug 2012	31 Jan 2013	–	1,350,798	–		440	1,350,358

1	The weighted average closing price of the shares immediately before the dates on which the options were exercised was £9.22.
2	Exercisable at a 15 per cent discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date.

The fair value of options granted in the period under the Plan was £22 million.

Fair values of share options awarded under all-employee share option plans in 2007, measured at the date of grant of the option, are calculated using a binomial lattice methodology that is based on the underlying assumptions of the Black-Scholes model.

The expected life of options depends on the behaviour of option holders, which is incorporated into the option model consistent with historic observable data. The fair values calculated are inherently subjective and uncertain due to the assumptions made and the limitations of the model used. The significant weighted average assumptions used to estimate the fair value of the options granted in 2007 were as follows:

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	1-year	3-year	5-year
	savings-related	savings-related	savings-related
	share option	share option	share option
	plan	plans	plans

Risk-free interest rate (%)[1]	4.9	4.5	4.5
Expected life (years)[2]	1	3	5
Expected volatility (%)[3]	17.0	17.0	17.0

1	The risk-free interest rate was determined from the UK gilts zero-coupon yield curve for the HSBC Holdings Savings-Related Share Option Plan. A similar yield curve was used for the HSBC Holdings Savings-Related Share Option Plan: International.
2	Expected life is not a single input parameter but a function of various behavioural assumptions.
3	Expected volatility is estimated by considering historic average HSBC share price volatility and implied volatility for traded options over HSBC shares of similar maturity to those of the employee options.

Expected dividend growth, denominated in US dollars, was determined to be 10 per cent for the first 3 years and 8 per cent thereafter, consistent with consensus analyst forecasts.

Discretionary share incentive plans

The exercise period of the options awarded under discretionary share incentive plans may be advanced to an earlier date in certain circumstances, for example on retirement, and may be extended in certain circumstances, for example on the death of a participant the executors may exercise the option up to twelve months beyond the normal exercise period.

HSBC Holdings Executive Share Option Scheme
HSBC Holdings ordinary shares of US$0.50

					Options	Options
				Options at	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	30 June
award	price (£)	from	until	2007	period[1]	period	2007

24 Mar 1997	5.0160	24 Mar 2000	24 Mar 2007	188,074	188,053	21	–
12 Aug 1997	7.7984	12 Aug 2000	12 Aug 2007	9,000	–	–	9,000
16 Mar 1998	6.2767	16 Mar 2001	16 Mar 2008	678,434	36,954	30,000	611,480
29 Mar 1999	6.3754	3 Apr 2002	29 Mar 2009	11,808,970	933,186	85,540	10,790,244
10 Aug 1999	7.4210	10 Aug 2002	10 Aug 2009	100,058	–	–	100,058
31 Aug 1999	7.8710	31 Aug 2002	31 Aug 2009	4,000	–	–	4,000
3 Apr 2000	7.4600	3 Apr 2003	3 Apr 2010	9,248,569	533,348	114,228	8,600,993

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.19.

The HSBC Holdings Executive Share Option Scheme expired on 26 May 2000. No options have been granted under the Scheme since that date.

HSBC Holdings Group Share Option Plan
HSBC Holdings ordinary shares of US$0.50

					Options	Options
				Options at	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	30 June
award	price (£)	from	until	2007	period[1]	period	2007

4 Oct 2000	9.6420	4 Oct 2003	4 Oct 2010	321,176	–	6,970	314,206
23 Apr 2001	8.7120	23 Apr 2004	23 Apr 2011	29,400,469	859,898	755,244	27,785,327
30 Aug 2001	8.2280	30 Aug 2004	30 Aug 2011	179,193	12,575	3,000	163,618
7 May 2002	8.4050	7 May 2005	7 May 2012	32,501,697	1,370,040	695,672	30,435,985
30 Aug 2002	7.4550	30 Aug 2005	30 Aug 2012	361,600	2,500	206,500	152,600
2 May 2003	6.9100	2 May 2006	2 May 2013	34,541,586	2,677,010	1,007,755	30,856,821
29 Aug 2003	8.1300	29 Aug 2006	29 Aug 2013	445,894	7,910	20,860	417,124
3 Nov 2003	9.1350	3 Nov 2006	3 Nov 2013	3,255,800	–	816,000	2,439,800
30 Apr 2004	8.2830	30 Apr 2007	30 Apr 2014	57,927,504	68,100	3,142,528	54,716,876
27 Aug 2004	8.6500	27 Aug 2007	27 Aug 2014	332,470	–	16,200	316,270
20 Apr 2005	8.3620	20 Apr 2008	20 Apr 2015	7,360,795	–	265,500	7,095,295

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.26.

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H S B C  H O L D I N G S  P L C

Additional Information (continued)

The HSBC Holdings Group Share Option Plan expired on 26 May 2005. No options have been granted under the Plan since that date.

The HSBC Share Plan
HSBC Holdings ordinary shares of US$0.50

					Options	Options	Options
				Options at	awarded	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	during	30 June
award	price (£)	from	until	2007	period	period	period	2007

21 Jun 2005	8.794	21 Jun 2008	21 Jun 2009	552,526	–	–	–	552,526
30 Sep 2005	9.170	30 Sep 2008	30 Sep 2015	74,985	–	–	–	74,985

Subsidiary Company Share Plans

HSBC France and HSBC Private Bank France

When it was acquired in 2000, HSBC France and its subsidiary company, HSBC Private Bank France, operated employee share option plans under which options could be granted over their respective shares. No further options will be granted under either of these companies’ plans. The following are details of options to acquire shares in HSBC France and HSBC Private Bank France.

HSBC France
shares of €5

					Options	Options
				Options at	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	30 June
award	price (€)	from	until	2007	period[1]	period	2007	[1]

7 May 1997	37.05	7 Jun 2000	7 May 2007	66,000	66,000	–	–
29 Apr 1998	73.48	7 Jun 2000	29 Apr 2008	192,154	38,500	–	153,654
7 Apr 1999	81.71	7 Jun 2000	7 Apr 2009	383,602	43,700	–	339,902
12 Apr 2000	142.50	1 Jan 2002	12 Apr 2010	646,125	30,250	–	615,875

1	Following exercise of the options, the HSBC France shares will be exchanged for HSBC Holdings ordinary shares in the same ratio as for the acquisition of HSBC France (13 HSBC Holdings ordinary shares for each HSBC France share). At 30 June 2007, The HSBC Holdings Employee Benefit Trust 2001 (No. 1) held 12,996,478 HSBC Holdings ordinary shares which may be exchanged for HSBC France shares arising from the exercise of these options.

HSBC Private Bank France
shares of €2

					Options	Options
				Options at	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	30 June
award	price (€)	from	until	2007	period[1]	period	2007	[1]

21 Dec 1999	10.84	21 Dec 2000	21 Dec 2009	57,130	19,380	–	37,750
9 Mar 2000	12.44	27 Jun 2004	31 Dec 2010	27,626	–	–	27,626
15 May 2001	20.80	15 May 2002	15 May 2011	155,025	11,250	–	143,775
1 Oct 2002	22.22	2 Oct 2005	1 Oct 2012	163,075	13,500	–	149,575

1	Following exercise of the options, the HSBC Private Bank France shares will be exchanged for HSBC Holdings ordinary shares in the ratio of 1.83 HSBC Holdings ordinary shares for each HSBC Private Bank France share. At 30 June 2007, The CCF Employee Benefit Trust 2001 held 1,004,568 HSBC Holdings ordinary shares which may be exchanged for HSBC Private Bank France shares arising from the exercise of these options.

HSBC Finance and its subsidiaries

Following the acquisition of HSBC Finance in 2003, all outstanding options and equity-based awards over HSBC Finance common shares were converted into rights to receive HSBC Holdings ordinary shares in the same ratio as the share exchange offer for the acquisition of HSBC Finance (2.675 HSBC Holdings ordinary shares for each HSBC Finance common share) and the exercise prices per share were adjusted accordingly. No further options will be granted under any of these plans.

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All outstanding options and other equity-based awards over HSBC Finance common shares granted before 14 November 2002, being the date the transaction was announced, vested on completion of the acquisition. Options and equity-based awards granted on or after 14 November 2002 are exercisable on their original terms, save that they have been adjusted to reflect the exchange ratio.

At 30 June 2007, the HSBC (Household) Employee Benefit Trust 2003 and the HSBC (Household) Employee Benefit Trust 2003 (No.2) held 9,094,666 HSBC Holdings ordinary shares and 196,752 American Depositary Shares, each of which represents five HSBC Holdings ordinary shares, which may be used to satisfy the exercise of employee share options.

HSBC Finance
1996 Long-Term Executive Incentive Compensation Plan
HSBC Holdings ordinary shares of US$0.50

						Options		Options
					Options at	exercised		lapsed	Options at
Date of	Exercise	Exercisable		Exercisable	1 January	during		during	30 June
award	price (US$)	from		until	2007	period	[1]	period	2007

14 May 1997	11.29	14 May 1998		14 May 2007	100,315	–		100,315	–
10 Nov 1997	14.60	10 Nov 1998		10 Nov 2007	573,684	193,623		20,063	359,998
15 Jun 1998	17.08	15 Jun 1999		15 Jun 2008	802,500	802,500		–	–
1 Jul 1998	19.21	1 Jul 1999		1 Jul 2008	80,250	–		–	80,250
9 Nov 1998	13.71	9 Nov 1999		9 Nov 2008	2,015,391	614,958		–	1,400,433
17 May 1999	16.99	17 May 2000		17 May 2009	334,375	–		–	334,375
31 Aug 1999	13.96	31 Aug 2000		31 Aug 2009	331,701	13,375		–	318,326
8 Nov 1999	16.96	8 Nov 2000		8 Nov 2009	4,729,402	331,700		–	4,397,702
30 Jun 2000	15.70	30 Jun 2001		30 Jun 2010	26,846	–		–	26,846
8 Feb 2000	13.26	8 Feb 2001		8 Feb 2010	66,875	–		–	66,875
13 Nov 2000	18.40	13 Nov 2001		13 Nov 2010	6,295,614	–		–	6,295,614
12 Nov 2001	21.37	12 Nov 2002		12 Nov 2011	7,514,344	–		–	7,514,344
20 Nov 2002	10.66	20 Nov 2003	[2]	20 Nov 2012	3,125,202	601,875		–	2,523,327

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.36.
2	25 per cent of the original award is exercisable on each of the first, second, third and fourth anniversaries of the date of award. The exercise period may be advanced to an earlier date in certain circumstances, e.g. retirement.

HSBC Finance
1996 Long-Term Executive Incentive Compensation Plan[1]
HSBC Holdings ordinary shares of US$0.50

						Rights		Rights
					Rights at	vested		lapsed	Rights at
Date of	Vesting		Vesting		1 January	during		during	30 June
award	from	[2]	until	[2]	2007	period	[3]	period	2007

15 Nov 2002	15 Nov 2005		15 Nov 2007		2,409	–		–	2,409
20 Nov 2002	20 Nov 2005		20 Nov 2007		539,027	18,094		11,697	509,236
2 Dec 2002	2 Dec 2005		2 Dec 2007		3,123	–		–	3,123
16 Dec 2002	16 Dec 2005		16 Dec 2007		11,774	–		–	11,774
20 Dec 2002	20 Dec 2005		20 Dec 2007		88,286	44,136		–	44,150
2 Jan 2003	2 Jan 2006		2 Jan 2008		893	446		–	447
15 Jan 2003	15 Jan 2006		15 Jan 2008		20,959	10,479		–	10,480
3 Feb 2003	3 Feb 2006		3 Feb 2008		6,344	3,170		–	3,174
14 Feb 2003	14 Feb 2006		14 Feb 2008		98,265	49,131		–	49,134
3 Mar 2003	3 Mar 2006		3 Mar 2008		893	446		–	447

1	Awards of Restricted Stock Rights which represent a right to receive shares for nil consideration if the employee remains in the employment of HSBC Finance at the date of vesting.
2	Restricted Stock Rights vest one-third on each of the third, fourth and fifth anniversaries of the date of award. May be advanced to an earlier date in certain circumstances, e.g. retirement.
3	The weighted average closing price of the shares immediately before the dates on which rights vested was £9.20.

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H S B C  H O L D I N G S  P L C

Additional Information (continued)

Beneficial Corporation
1990 Non-Qualified Stock Option Plan
HSBC Holdings ordinary shares of US$0.50

					Options		Options
				Options at	exercised		lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during		during	30 June
award	price (US$)	from	until	2007	period	[1]	period	2007

14 Nov 1997	9.20	14 Nov 1998	14 Nov 2007	131,248	–		65,624	65,624
19 Nov 1997	9.39	19 Nov 1998	19 Nov 2007	309,225	170,590		–	138,635
1 Dec 1997	9.68	1 Dec 1998	1 Dec 2007	49,218	–		16,406	32,812

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.34.

Beneficial Corporation
BenShares Equity Participation Plan
HSBC Holdings ordinary shares of US$0.50

					Options		Options
				Options at	exercised		lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during		during	30 June
award	price (US$)	from	until	2007	period	[1]	period	2007

31 Jan 1997	9.87	31 Jan 1998	31 Jan 2007	20,113	10,261		9,852	–
15 Nov 1997	11.04	15 Nov 1998	15 Nov 2007	35,586	4,105		–	31,481

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.35.

Renaissance Holdings, Inc.
Amended and Restated 1997 Stock Incentive Plan
HSBC Holdings ordinary shares of US$0.50

					Options	Options
				Options at	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	30 June
award	price (US$)	from	until	2007	period	period	2007

31 Oct 1997	1.25	31 Oct 1998	31 Oct 2007	1,325	–	–	1,325
1 Jan 1998	1.25	1 Jan 1999	1 Jan 2008	1,424	–	–	1,424
1 Oct 1998	1.74	1 Oct 1999	1 Oct 2008	803	–	–	803
1 Jan 1999	2.24	1 Jan 2000	1 Jan 2009	5,024	–	–	5,024

Bank of Bermuda

Following the acquisition of The Bank of Bermuda Limited (‘Bank of Bermuda’) in 2004, all outstanding options over Bank of Bermuda shares were converted into rights to receive HSBC Holdings ordinary shares based on the consideration of US$40 for each Bank of Bermuda share and the average closing price of HSBC Holdings ordinary shares, derived from the London Stock Exchange Daily Official List, for the five business days preceding the closing date of the acquisition. No further options will be granted under any of these plans.

All outstanding options over Bank of Bermuda shares vested on completion of the acquisition. At 30 June 2007, the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held 1,949,092 HSBC Holdings ordinary shares which may be used to satisfy the exercise of these options.

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Bank of Bermuda
Executive Share Option Plan 1997
HSBC Holdings ordinary shares of US$0.50

					Options	Options
				Options at	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	30 June
award	price (US$)	from	until	2007	period[1]	period	2007

1 Jul 1998	9.61	1 Jul 1999	1 Jul 2008	67,813	–	–	67,813
23 Feb 1999	7.40	23 Feb 2000	23 Feb 2009	11,684	6,780	–	4,904
3 Aug 1999	7.10	3 Aug 2000	3 Aug 2009	9,331	1,697	–	7,634
4 Feb 2000	7.21	4 Feb 2001	4 Feb 2010	40,185	1,540	–	38,645
1 Jun 2000	7.04	1 Jun 2001	1 Jun 2010	61,649	–	–	61,649
31 Jul 2000	10.11	31 Jul 2001	31 Jul 2010	27,744	–	–	27,744
11 Jan 2001	14.27	11 Jan 2002	11 Jan 2011	161,829	107,886	–	53,943

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.92.

Bank of Bermuda
Share Option Plan 2000
HSBC Holdings ordinary shares of US$0.50

					Options	Options
				Options at	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	30 June
award	price (US$)	from	until	2007	period[1]	period	2007

11 Jan 2001	14.27	11 Jan 2002	11 Jan 2011	134,857	–	–	134,857
6 Feb 2001	16.41	6 Feb 2002	6 Feb 2011	630,646	36,482	–	594,164
29 Mar 2001	15.39	29 Mar 2002	29 Mar 2011	270	–	–	270
16 Apr 2001	15.57	16 Apr 2002	16 Apr 2011	539	–	–	539
6 Jun 2001	18.35	6 Jun 2002	6 Jun 2011	8,091	–	–	8,091
16 Jul 2001	16.87	16 Jul 2002	16 Jul 2011	14,930	–	–	14,930
28 Aug 2001	15.39	28 Aug 2002	28 Aug 2011	13,486	–	–	13,486
26 Sep 2001	12.79	26 Sep 2002	26 Sep 2011	438,585	81,727	–	356,858
30 Jan 2002	15.60	30 Jan 2003	30 Jan 2012	1,226	–	–	1,226
5 Feb 2002	16.09	5 Feb 2003	5 Feb 2012	865,382	61,122	–	804,260
10 Jul 2002	15.84	10 Jul 2003	10 Jul 2012	12,260	–	–	12,260
4 Feb 2003	10.69	4 Feb 2004	4 Feb 2013	139,658	6,616	–	133,042
21 Apr 2003	11.85	21 Apr 2004	21 Apr 2013	20,840	14,007	–	6,833

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.05.

Bank of Bermuda
Directors’ Share Option Plan
HSBC Holdings ordinary shares of US$0.50

					Options	Options
				Options at	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	30 June
award	price (US$)	from	until	2007	period	period	2007

22 Sep 1999	8.02	22 Sep 2000	22 Sep 2009	3,082	–	–	3,082
20 Sep 2000	11.31	20 Sep 2001	20 Sep 2010	4,046	–	–	4,046
28 Mar 2001	15.76	28 Mar 2002	28 Mar 2011	12,811	–	–	12,811
3 Apr 2002	16.01	3 Apr 2003	3 Apr 2012	24,520	–	–	24,520
30 Apr 2003	12.23	30 Apr 2004	30 Apr 2013	4,904	–	–	4,904

3	Notifiable interests in share capital

The following notifications have been received pursuant to the Financial Services Authority’s Disclosure and Transparency Rule 5:

•	Legal and General Group plc gave notice on 11 May 2007 that it had a holding on 10 May 2007 of 463,596,251 HSBC Holdings ordinary shares, representing 3.96 per cent of the ordinary shares in issue at that date;

•	Deutsche Bank AG gave notice on 27 March 2007 that it had a holding on 23 March 2007 of 376,121,314 HSBC Holdings ordinary shares, representing 3.25 per cent of the ordinary shares in issue at that date;

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H S B C  H O L D I N G S  P L C

Additional Information (continued)

•	Singularis Holdings Limited, AWAL Trust Company Limited and Maan Abdulwahed Al-Sanea gave notice on 16 April 2007 that they had a holding on 16 April 2007 of 360,055,575 HSBC Holdings ordinary shares, representing 3.11 per cent of the ordinary shares in issue at that date; and

•	Barclays plc gave notice on 17 April 2007 that it had a holding on 16 April 2007 of 518,233,657 HSBC Holdings ordinary shares, representing 4.47 per cent of the ordinary shares in issue at that date.

There are no notifiable interests in the equity share capital recorded in the register maintained under section 336 of the Securities and Futures Ordinance of Hong Kong.

4	Dealings in HSBC Holdings shares

Except for dealings as intermediaries by HSBC Bank, HSBC Financial Products (France) and The Hongkong and Shanghai Banking Corporation, which are members of a European Economic Area exchange, neither HSBC Holdings nor any subsidiary undertaking has bought, sold or redeemed any securities of HSBC Holdings during the six months ended 30 June 2007.

5	Second interim dividend for 2007

The Directors have declared a second interim dividend for 2007 of US$0.17 per ordinary share. The second interim dividend will be payable on 4 October 2007 to holders of ordinary shares on the Register at the close of business on 17 August 2007. The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 24 September 2007, and with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 29 August 2007, and elections must be received by 19 September 2007.

The dividend will be payable on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 4 October 2007 to the holders of record on 17 August 2007. The dividend will be payable in cash in euros at the exchange rate on 24 September 2007, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 15 August and 22 August 2007.

The dividend will be payable on American Depositary Shares (‘ADSs’), each of which represents five ordinary shares, on 4 October 2007 to holders of record on 17 August 2007. The dividend of US$0.85 per ADS will be payable in cash in US dollars or as a scrip dividend of new ADSs. Particulars of these arrangements will be mailed to holders on or about 24 August 2007. Elections must be received by the depositary on or before 14 September 2007. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

HSBC Holdings ordinary shares will be quoted ex-dividend in London, Hong Kong and Bermuda on 15 August 2007 and in Paris on 20 August 2007. The ADSs will be quoted ex-dividend in New York on 15 August 2007.

The Overseas Branch Register of shareholders in Hong Kong will be closed for one day, on Friday 17 August 2007. Any person who has acquired shares registered on the Hong Kong Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00 pm on Thursday 16 August 2007 in order to receive the second interim dividend for 2007, which will be payable on 4 October 2007. Transfers may not be made to or from the Hong Kong Overseas Branch Register while that Branch Register is closed.

Any person who has acquired shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00 pm on Friday 17 August 2007 in order to receive the dividend.

Any person who has acquired shares registered on the Overseas Branch Register of shareholders in Bermuda but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4.00 pm on Friday 17 August 2007 in order to receive the dividend.

Transfers of American Depositary Shares must be lodged with the depositary by 12 noon on Friday 17 August 2007 in order to receive the dividend.

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6	Proposed third interim dividend for 2007

The Board has adopted a policy of paying quarterly dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the third interim dividend for 2007 will be US$0.17 per ordinary share. The proposed timetable for the third interim dividend for 2007 payable on the ordinary shares is:

Announcement	5 November 2007
American Depositary Shares quoted ex-dividend in New York	20 November 2007
Shares quoted ex-dividend in London, Hong Kong and Bermuda	21 November 2007
Record date and closure of Hong Kong Overseas Branch Register of shareholders for one day	23 November 2007
Shares quoted ex-dividend in Paris	26 November 2007
Payment date	16 January 2008

7	Final results and fourth interim dividend for 2007

The results for the year to 31 December 2007 will be announced on Monday 3 March 2008. It is intended that any fourth interim dividend for 2007 that is announced on that date would be payable on 7 May 2008 to shareholders on the Register on 25 March 2008. HSBC Holdings ordinary shares would be quoted ex-dividend in London, Hong Kong and Bermuda on 19 March 2008 and in Paris on 26 March 2008. The American Depositary Shares would be quoted ex-dividend in New York on 20 March 2008.

8	Corporate governance

HSBC is committed to high standards of corporate governance.

HSBC Holdings has complied with the applicable code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council throughout the six months to 30 June 2007.

HSBC Holdings has complied with the applicable code provisions of the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the six months to 30 June 2007.

The Board of HSBC Holdings has adopted a code of conduct for transactions in HSBC Group securities by Directors that complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers (‘Hong Kong Model Code’) set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code, primarily to take into account accepted practices in the UK, particularly in respect of employee share plans. Following a specific enquiry, each Director has confirmed he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the period.

There have been no material changes to the information disclosed in the Annual Report and Accounts 2006 in respect of the number and remuneration of employees, remuneration policies and share option plans.

9	Telephone and online share dealing service

For shareholders on the Principal Register who are resident in the UK, Channel Islands or Isle of Man with a UK, Channel Islands or Isle of Man postal address, and who hold an HSBC Bank personal current account, the HSBC InvestDirect sharedealing service is available for buying and selling HSBC Holdings ordinary shares. Details are available from: HSBC InvestDirect, Exchange Place, Poseidon Way, Leamington Spa, Warwickshire CV34 6BY, UK, telephone: 08456 002 469, web: www.hsbc.co.uk/shares.

10	Stock codes

HSBC Holdings plc ordinary shares trade under the following stock codes:

London Stock Exchange	HSBA
Hong Kong Stock Exchange	5
New York Stock Exchange (ADS)	HBC
Euronext Paris	HSB
Bermuda Stock Exchange	HSBC

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H S B C  H O L D I N G S  P L C

Additional Information (continued)

11	Copies of the Interim Report 2007

Further copies of the Interim Report 2007 may be obtained from Group Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; or from Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; or from Employee Communications, HSBC-North America, 2700 Sanders Road, Prospect Heights, Illinois 60070, USA; or from the HSBC website, www.hsbc.com.

Shareholders may at any time choose to receive corporate communications in printed form or to receive a notification of its availability on HSBC’s website. To receive future notifications of a corporate communication’s availability on HSBC’s website by email, or revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms. If you received a notification of this document’s availability on HSBC’s website and would like to receive a printed copy of it, or would like to receive future corporate communications in printed form, please write to the appropriate Registrars at the address given below. Printed copies will be provided without charge.

A Chinese translation of this and future documents may be obtained on request from the Registrars. Please also contact the Registrars if you have received a Chinese translation of this document and do not wish to receive such translations in the future.

Principal Register	Hong Kong Overseas Branch	Bermuda Overseas Branch
	Register	Register

Computershare Investor Services PLC	Computershare Hong Kong Investor Services Limited	Corporate Shareholder Services
PO Box 1064	Hopewell Centre,	The Bank of Bermuda Limited
The Pavilions	Rooms 1806-1807, 18th Floor	6 Front Street
Bridgwater Road	183 Queen’s Road East	Hamilton HM 11
Bristol BS99 3FA	Wan Chai	Bermuda
United Kingdom	Hong Kong

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H S B C  H O L D I N G S  P L C

Glossary of Terms

Terms used	Brief description

ADS	American depositary share
AIEA	Average interest-earning assets
ALCO	Asset and liability management committee
ARMs	Adjustable rate mortgages
ATM	Automated teller machine
Banca Nazionale	Banca Nazionale del Lavoro SpA
Bank of Bermuda	The Bank of Bermuda Limited
Bank of Communications	Bank of Communications Limited, mainland China’s sixth largest bank, owned 18.6 per cent by HSBC
Basel I	The 1988 Basel Capital Accord
Basel II	Final Accord of the Basel Committee on proposals for a new capital adequacy framework
BIPRU	The Prudential Sourcebook for Banks, Building Societies and Investment Firms, published by the FSA
CIBM	Corporate, Investment Banking and Markets
CPI	Consumer Price Index
CRD	EU Capital Requirements Directive
Cyprus Popular Bank	The Cyprus Popular Bank Limited
DPF	Discretionary participation features
Erisa	Together, Erisa S.A., the French life insurer, and Erisa I.A.R.D, the property and casualty insurer
EU	European Union
FSA	Financial Services Authority (UK)
FTSE	Financial Times-Stock Exchange index
GAAP	Generally accepted accounting principles
GDP	Gross domestic product
GENPRU	The General Prudential Sourcebook, published by the FSA
Global Markets	HSBC’s treasury and capital markets services in Corporate, Investment Banking and Markets
Group	HSBC Holdings together with its subsidiary undertakings
Grupo Banistmo	Grupo Banistmo S.A., the leading banking group in Central America, which was acquired in November 2006.
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank	HSBC Bank plc, formerly Midland Bank plc
HSBC Direct	HSBC’s online banking and savings proposition
HSBC Finance	HSBC Finance Corporation, the US consumer finance company acquired in 2003 (formerly Household International, Inc.)
HSBC France	HSBC’s French banking subsidiary (formerly CCF S.A.)
HSBC Holdings	HSBC Holdings plc
HSBC Premier	HSBC’s premium global banking service
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRSs	International Financial Reporting Standards
Industrial Bank	Industrial Bank Co. Limited, a national joint-stock bank in mainland China of which Hang Seng Bank Limited owns 12.78 per cent
IPO	Initial public offering
IRB	Internal ratings based approach to implementing Basel II
IVAs	Individual voluntary arrangements (UK)
Mainland China	People’s Republic of China excluding Hong Kong
M&S	Marks and Spencer
MSCI	Morgan Stanley Capital International index
OFT	Office of Fair Trading (UK)

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H S B C  H O L D I N G S  P L C

Glossary of Terms (continued)

Terms used	Brief description

Option ARMs	Adjustable-rate mortgages with alternative payment options
Ping An Insurance	Ping An Insurance (Group) Company of China, Limited
Seasoning	The emergence of loss patterns in a credit portfolio over time
SEC	Securities and Exchange Commission (US)
TSR	Total shareholder return
UK	United Kingdom
US	United States of America
US GAAP	US Generally Accepted Accounting Principles
VAR	Value at risk

lndex

Accounting policies 137	performance in North America 57
Areas of special interest 101	performance in Latin America 67
Assets	Constant currency 3
by customer group 12, 19	Contents – Inside front cover
by geographical region 22	Contingent liabilities, contractual commitments and
deployment 89	financial guarantee contracts 154
financial assets designated at fair value 142	Copies of the Interim Report 2007 168
held in custody and under administration 91	Corporate governance 167
maturity analysis 148	Corporate, Investment Banking and Markets
net exposure to credit risk 101	business highlights 15
non-current assets held for sale 147	performance in Europe 29
trading 141	performance in Hong Kong 36
Balance sheet	performance in Rest of Asia-Pacific 47
consolidated 133	performance in North America 58
data 2, 13, 14, 16-19, 25, 31, 34, 38, 43, 49, 53, 60, 64, 70	performance in Latin America 68
Credit exposure 93
Basel II 126	Credit quality 105
Basis of preparation of accounts 22, 136	Credit risk management 93
Business highlights 13 – 18	Customer groups 12, 19
Business performance review	Daily distribution of trading revenues 115
Europe 24	Dealings in HSBC Holdings shares 166
Hong Kong 35	Defined terms – Inside front cover
Rest of Asia-Pacific 44	Derivatives
North America 54	by product contract type 143
Latin America 65	cash flow hedges 145
Capital	fair value hedges 144
future developments 126	hedges of net investments in foreign
management 125	operations 145
measurement and allocation 125	hedging instruments 144
structure 127	trading 144
Tier 1, source and application of 127	Directors
Cash flow	biographies 129
consolidated statement 135	interests 157
notes 153	Dividends 1, 138, 166, 167
Cautionary statement 1	Earned insurance premiums (net) 82
Commercial Banking	Earnings per share 2, 138
business highlights 14	Economic briefing
performance in Europe 27	Europe 24
performance in Hong Kong 36	Hong Kong 35
performance in Rest of Asia-Pacific 45	Rest of Asia-Pacific 43

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North America 53	maturity analysis 148
Latin America 64	trading 148
Economic profit 91	Liquidity and funding management 113
Equity 150	Litigation 155
Europe	Loans and advances
balance sheet data 25, 31	by credit quality 105
business performance review 24	by geographical region 96
customer accounts 24	by industry sector 94, 96
economic briefing 24	delinquency in the US 110
loans and advances (net) 23	impaired 106, 111
profit before tax 23, 25, 31	past due but not impaired 106
Fair value and price verification control 115	unimpaired loans contractually past due 90
Fee income (net) 78	days or more 111
Financial assets	within Rest of Asia-Pacific and
designated at fair value 142	Latin America 99
Financial highlights 1	Loan impairment charges and other credit risk
Financial investments 81, 145	provisions 85, 108, 111
Financial liabilities designated at fair value 148	Market risk management 113
Funds under management 90	Mortgage lending
Future accounting developments 137	products 101
Gains arising from dilution of interests in	in the US 103
associates 82	HSBC Finance 104
Gains from dilution of interests in associates 155	Non-trading portfolios 117
Gains less losses from financial investments 81	North America
Geographical regions 22	balance sheet data 53, 60
Group Chairman’s Statement 4	business performance review 54
Group Chief Executive’s Review 6	customer accounts 52
Group Managing Directors 131	economic briefing 53
Hong Kong	loans and advances (net) 52
balance sheet data 34, 38	profit before tax 52, 53, 60
business performance review 35	Notifiable interests in share capital 166
economic briefing 35	Operating expenses 87
profit before tax 34, 38	Operating income
Impairment allowances and charges 107, 108, 111	net 154
Income from financial instruments designated at	other 83
fair value (net) 80	Operational risk management 119
Income statement (consolidated) 74, 132	‘Other’ customer group
Insurance claims incurred and movement in	Performance in Europe 30
policyholders’ liabilities (net) 84	Performance in Hong Kong 37
Insurance operations, risk management of 120	Performance in Rest of Asia-Pacific 48
balance sheet of insurance operations	Performance in North America 59
by type of contract 122	Performance in Latin America 69
Insurance risk, management of 120	notes 18
Interest income (net) 76	Personal Financial Services
projected interest income sensitivity of 117	business highlights 13
Interim Report 2007 155	performance in Europe 25
Latin America	performance in Hong Kong 35
balance sheet data 64, 70	performance in Rest of Asia-Pacific 44
business performance review 65	performance in North America 54
customer accounts 63	performance in Latin America 65
economic briefing 64	Post-employment benefits 139
loans and advances (net) 63	Potential problem loans 111
profit before tax 63, 64, 70	Principal activities 11
Legal risk management 119	Private Banking
Liabilities	business highlights 17
financial liabilities designated at fair value 148	performance in Europe 29

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H S B C  H O L D I N G S  P L C

lndex (continued)

performance in Hong Kong 37	market 113
performance in Rest of Asia-Pacific 47	operational 119
performance in North America 58	reputational 120
performance in Latin America 69	Risk-weighted assets by principal
Profit before tax 74	subsidiary 128
by country 23, 34, 41, 52, 63	Segmental analysis 154
by customer group 12 – 21	Sensitivity
by geographical region 22, 25, 34, 43,	projected net interest income 118
53, 64, 154	reported reserves to interest rate
consolidated 132	movements 119
data 2	Share capital
summary 12	notifiable interests 166
Ratios	Share dealing service 167
capital 1, 2, 127	Share information 3
cost efficiency 88	Share of profit in associates and joint ventures 88
credit coverage 2	Share option plans
efficiency and revenue mix 2	all-employee share plans 159
financial 2	Bank of Bermuda plans 165
net liquid assets to customer liabilities 113	discretionary share incentive plans 161
performance 2	HSBC Finance and subsidiary company
Regulation and supervision	plans 163
future developments 126	HSBC France and subsidiary company
Reputational risk management 120	plans 162
Rest of Asia-Pacific	Staff numbers 87
balance sheet data 43, 49	Statement of recognised income and expense
business performance review 44	(consolidated) 134
customer accounts 42	Stock codes 167
economic briefing 43	Strategic direction 11
loans and advances (net) 42	Structural foreign exchange exposures 119
profit before tax 41, 43, 49	Tax expense 140
Risk elements, analysis of 112	Telephone and online share dealing service 167
Risk elements in the loan portfolio 111	Total shareholder return 3
Risk management 93	Trading
credit 93	assets and financial investments 90, 141
insurance operations 120	liabilities 148
liquidity and funding 113	portfolios 115
Trading income (net) 79
Troubled debt restructurings 111
Value at risk 114

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This document comprises the Interim Report 2007 to shareholders and information contained herein is being filed on Form 6-K with the US Securities and Exchange Commission (‘SEC’), for HSBC Holdings plc and its subsidiary and associated undertakings.

HSBC HOLDINGS PLC
Incorporated in England with limited liability. Registered in England: number 617987

REGISTERED OFFICE AND GROUP HEAD OFFICE
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com

© Copyright HSBC Holdings plc 2007
All rights reserved
No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of HSBC Holdings plc.

Published by Group Finance, HSBC Holdings plc, London

Cover designed by Addison Corporate Marketing Limited, London; text pages designed by Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, Hong Kong

Printed by D&F Print Services, Inc., Glendale Heights, Illinois, USA, on Utopia One X Silk paper using vegetable oil-based inks. Made in the United States, the paper comprises 90% virgin fibre and 10% post-consumer waste. Pulps used are elemental chlorine-free.

The FSC logo identifies products which contain wood from well-managed forests certified in accordance with the rules of the Forest Stewardship Council.

Mixed Sources SGS-COC-2186 © 1996 Forest Stewardship Council A.C.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HSBC Holdings plc
By:	/s/ D J FLINT

Name:	D J Flint
Title:	Group Finance Director
3 August 2007